Form 20-F
period 2013-12-31
Criteo S.A.
filed 2014-03-06
CIK 1576427

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-36153

Criteo S.A.

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

France

(Jurisdiction of incorporation or organization)

32, rue Blanche, 75009 Paris—France

(Address of principal executive offices)

Jean-Baptiste Rudelle

Chairman and Chief Executive Officer

Criteo S.A.

32 rue Blanche

75009 Paris, France

Tel: +33 1 40 40 22 90 Fax: +33 1 40 40 22 030

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.025 per share	The Nasdaq Stock Market LLC
Ordinary shares, nominal value €0.025 per share*	The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, nominal value €0.025 per share: 56,856,070 as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐  Yes  ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                  Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☒  No

i

CONTINUED

ii

INTRODUCTION

Unless otherwise indicated, “Criteo,” “the Company,” “our Company,” “we,” “us” and “our” refer to Criteo S.A. and its consolidated subsidiaries.

“Criteo,” the Criteo logo and other trademarks or service marks of Criteo S.A. appearing in this Annual Report on Form 20-F are the property of Criteo S.A. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in euros. All references in this Annual Report on Form 20-F to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this Annual Report on Form 20-F, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to meet the challenges of a growing company in a rapidly developing and changing industry, including our ability to forecast accurately;

•	our ability to maintain an adequate rate of revenue growth;

•	the ability of the Criteo Engine to accurately predict engagement by a user;

•	our ability to continue to collect and utilize data about user behavior and interaction with advertisers;

•	our ability to protect users’ information and adequately address privacy concerns;

•	our ability to acquire an adequate supply of advertising inventory from publishers on terms that are favorable to us;

•	our ability to predict and adapt to changes in widely adopted industry platforms and other new technologies;

•	the effects of increased competition in our market;

•	our ability to effectively scale our technology platform in new industry verticals and to manage our international expansion and the integration of our acquisitions;

•	regulatory, legislative or self-regulatory developments regarding internet privacy matters;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	our ability to attract and retain qualified employees and key personnel; and

•	our ability to integrate the operations of acquired businesses.

You should refer to the section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report on Form 20-F will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report on Form 20-F and the documents that we reference in this Annual Report on Form 20-F and have filed as exhibits to this Annual Report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Annual Report on Form 20-F contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this Annual Report on Form 20-F is generally reliable, such information is inherently imprecise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected consolidated statements of income data for the years ended December 31, 2011, 2012 and 2013 and selected consolidated statements of financial position data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the year ended December 31, 2010 and the selected consolidated financial position data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statement of Income Data:

	Year Ended December 31,
	2010	2011	2012	2013
	Euro	Euro	Euro	Euro	US$(8)
	(in thousands, except share and per share data)
Revenue	€65,626	€143,562	€271,855	€443,960	$611,732
Cost of revenue:(1)
Traffic acquisition costs	(35,796)	(79,060)	(157,707)	(264,952)	(365,077)
Other cost of revenue	(2,517)	(5,690)	(12,662)	(21,956)	(30,253)

Gross profit	€27,313	€58,812	€101,486	€157,052	$216,402

Operating expenses:
Research and development(1)	(2,433)	(8,786)	(14,285)	(32,175)	(44,334)
Sales and operations(1)	(11,723)	(30,830)	(58,047)	(82,816)	(114,112)
General and administrative(1)	(5,741)	(9,309)	(20,208)	(31,387)	(43,248)

Total operating expenses	(19,897)	(48,925)	(92,540)	(146,378)	(201,694)

Income from operations	7,416	9,887	8,946	10,674	14,708

Financial income (expense)	(34)	628	(1,559)	(6,868)	(9,463)

Income before taxes	7,382	10,515	7,387	3,806	5,245
Provision for income taxes	(2,668)	(4,391)	(6,556)	(2,413)	(3,325)

Net income	€4,714	€6,124	€831	€1,393	$1,920

Net income available to shareholders of Criteo S.A.(2)	€4,714	€6,124	€981	€1,065	$1,467

Net income allocated to shareholders per share:
Basic	€0.334	€0.140	€0.022	€0.022	$0.030
Diluted	€0.329	€0.129	€0.020	€0.019	$0.026
Weighted average shares outstanding used in computing per share amounts:
Basic	14,127,273	43,793,904	45,143,188	48,692,148	48,692,148
Diluted	14,349,075	47,521,964	48,586,666	55,174,764	55,174,764

Other Financial and Operating Data:

	As of December 31,
	2010	2011	2012	2013
	Euro	Euro	Euro	Euro	US$(8)
	(€ and $ in thousands)
Number of Clients	832	1,638	3,297	5,072	5,072
Revenue ex-TAC(3)	€29,830	€64,502	€114,148	€179,008	$246,655
Adjusted Net Income(4)	€5,581	€7,519	€4,387	€10,909	$15,032
Adjusted EBITDA(5)	€9,009	€13,884	€17,380	€31,313	$43,146

Consolidated Statement of Financial Position Data:

	As of December 31,
	2010	2011	2012	2013
	Euro	Euro	Euro	Euro	US$(8)
	(in thousands)
Cash and cash equivalents	€15,552	€16,382	€43,262	€234,343	$322,901
Total assets	39,093	63,974	137,130	391,110	538,910
Trade receivables net of allowances	15,055	33,423	60,685	87,643	120,763
Total financial liabilities	775	877	6,253	11,316	15,592
Total liabilities	21,012	38,168	76,689	126,036	173,665
Total equity	18,081	25,806	60,441	265,074	365,245

(1)

Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense, and acquisition-related deferred price consideration as follows:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Share-Based Compensation Expense:
Research and development	€(29)	€(180)	€(429)	€(2,049)
Sales and operations	(495)	(899)	(1,800)	(2,801)
General and administrative	(343)	(316)	(1,327)	(2,026)

Total share-based compensation expense	€(867)	€(1,395)	€(3,556)	€(6,876)

Service Costs (Pension):
Research and development	€—	€—	€—	€(109)
Sales and operations	—	—	—	(105)
General and administrative	(43)	(75)	(110)	(67)

Total service costs (pension)(6)	€(43)	€(75)	€(110)	€(281)

Depreciation and Amortization Expense:
Cost of revenue	€(609)	€(2,010)	€(3,648)	€(7,846)
Research and development(7)	(8)	(51)	(166)	(915)
Sales and operations	(59)	(227)	(847)	(1,792)
General and administrative	(7)	(239)	(107)	(566)

Total depreciation and amortization expense	€(683)	€(2,527)	€(4,768)	€(11,119)

Acquisition-related deferred price consideration:
Research and development	€—	€—	€—	€(2,363)
Sales and operations	—	—	—	—
General and administrative	—	—	—	—

Total acquisition-related deferred price consideration	€—	€—	€—	€(2,363)

(2)

For the year ended December 31, 2012 and 2013, this includes €(150,000) and €328,000, respectively, of net income (loss) attributable to non-controlling interests in our Japanese subsidiary held by Yahoo! Japan Corporation.

(3)

We define Revenue ex-TAC as our revenue excluding traffic acquisition costs, or TAC, generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. We have included Revenue ex-TAC in this Annual Report on Form 20-F because it is a key measure used by our management and board of directors. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Revenue ex-TAC has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and (b) other companies may report Revenue ex-TAC or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Revenue ex-TAC alongside our other IFRS-based financial performance measures, such as revenue and our other IFRS financial results. The following table presents a reconciliation of Revenue ex-TAC to revenue, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Revenue	€65,626	€143,562	€271,855	€443,960
Adjustment:
Traffic acquisition costs	(35,796)	(79,060)	(157,707)	(264,952)

Revenue ex-TAC	€29,830	€64,502	€114,148	€179,008

(4)

We define Adjusted Net Income as our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration and the tax impact of the foregoing adjustments. Adjusted Net Income is not a measure calculated in accordance with IFRS. We have included Adjusted Net Income in this Annual Report on Form 20-F because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration and the tax impact of the foregoing adjustments in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: Adjusted Net Income does not reflect the potentially dilutive impact of equity-based compensation or the impact of certain acquisition related costs and other companies, including companies in our industry, may calculate Adjusted Net Income or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of Adjusted Net Income to net income, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Net income	€4,714	€6,124	€831	€1,393
Adjustment:
Share-based compensation expense	867	1,395	3,556	6,876
Amortization of acquisition-related intangible assets	—	—	—	350
Acquisition-related deferred price consideration	—	—	—	2,363
Tax impact of the above adjustments	—	—	—	(73)

Adjusted Net Income	€5,581	€7,519	€4,387	€10,909

(5)

We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is not a measure calculated in accordance with IFRS. We have included Adjusted EBITDA in this Annual Report on Form 20-F because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense service costs (pension) and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Net income	€4,714	€6,124	€831	€1,393
Adjustments:
Financial expense (income)	34	(628)	1,559	6,868
Provision for income taxes	2,668	4,391	6,556	2,413
Share-based compensation expense	867	1,395	3,556	6,876
Service costs (pension)(6)	43	75	110	281
Depreciation and amortization expense	683	2,527	4,768	11,119
Acquisition-related deferred price consideration	—	—	—	2,363

Total net adjustments	4,295	7,760	16,549	29,920

Adjusted EBITDA	€9,009	€13,884	€17,380	€31,313

(6)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.
(7)	Includes acquisition-related amortization of intangible assets of €350,000 as of December 31, 2013.
(8)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.

Exchange Rate Information

In this annual report, for convenience only, we have translated certain euro amounts reflected in our financial statements as of and for the year ended December 31, 2013 into U.S. dollars at the rate of €1.00 = $1.3779, the noon buying rate for euros in New York City on December 31, 2013. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate in the City of New York for the euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

	Year Ended December 31,
	2009	2010	2011	2012	2013
High	1.5100	1.4536	1.4875	1.3463	1.3816
Low	1.2547	1.1959	1.2926	1.2062	1.2774
Rate at end of period	1.4432	1.3269	1.2973	1.3187	1.3779
Average rate per period	1.3955	1.3216	1.4002	1.2909	1.3303

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	July 2013	August 2013	September 2013	October 2013	November 2013	December 2013	January 2014
High	1.3282	1.3426	1.3537	1.3810	1.3606	1.3816	1.3682
Low	1.2774	1.3196	1.3120	1.3490	1.3357	1.3552	1.3500
Rate at end of period	1.3282	1.3196	1.3535	1.3594	1.3606	1.3779	1.3500

On December 31, 2013, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.3779. Unless otherwise indicated, currency translations in this Annual Report on Form 20-F reflect the December 31, 2013 exchange rate.

On February 21, 2014, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.3722.

Information presented on a constant currency basis in this Annual Report on Form 20-F is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Business and Industry

We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects.

We began our operations in November 2005. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing client implementations and developing new solutions. Our current operating model may require changes in order for us to scale our operations efficiently. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

Our revenue has increased substantially since our inception, but we may not be able to sustain revenue growth consistent with our recent history, or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. In future periods, our revenue could decline or grow more slowly than we expect. We believe growth of our revenue depends on a number of factors, including our ability to:

•	attract new clients, including from new industry verticals such as automotive, telecommunications, consumer goods and finance, and retain and expand our relationships with existing clients;

•

maintain the breadth of our publisher network and attract new publishers, including publishers of web content, mobile applications, video and social games, in order to grow the volume and breadth of advertising inventory available to us;

•	adapt our solution to meet evolving needs of businesses, including to address market trends such as the migration of consumers from web to mobile devices;

•	maintain and increase our access to data necessary for the performance of the Criteo Engine;

•	maintain the proper functioning of the Criteo Engine as we continue to collect increasing amounts of data from our growing base of clients;

•	continuously improve on the algorithms underlying the Criteo Engine;

•	adapt to a changing regulatory landscape governing privacy matters;

•	attract advertising dollars committed to a broader set of marketing objectives, such as building brand awareness;

•	introduce our solution to new geographic markets;

•	increase awareness of our brand on a global basis; and

•	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

In addition, we also may incur significant losses in the future for a number of reasons, including other risks described in this Annual Report on Form 20-F, and we may encounter unforeseen expense, difficulties, complications, delays and other unknown factors. While we have been profitable in each of the last three full years, we had losses in certain quarterly periods. If we fail to achieve sufficient revenue growth to offset increased costs, we may be unable to sustain our recent growth in revenue or return to profitability in the future.

The failure by the Criteo Engine to accurately predict engagement by a user could result in significant costs to us, in lost revenue and in diminished internet display advertising inventory.

Our solution depends on the ability of the Criteo Engine to accurately predict the likelihood that a consumer will engage with any given internet display advertisement in order for our clients to achieve desirable returns on their advertising spend. We primarily charge our clients based on a cost per click, or CPC, pricing model, and our clients only pay us when a user engages with (i.e., clicks on) the advertisement. However, we purchase advertising inventory from publishers on a cost per thousand impressions, or CPM, basis. Our results of operations therefore are dependent on the Criteo Engine’s ability to predict user engagement with respect to a particular advertisement.

Our agreements with clients are open ended and often do not include a spending minimum. Similarly, our contracts with publishers generally also do not include long-term obligations requiring them to make their inventory available to us. Therefore, we need to continuously deliver satisfactory results for our advertiser clients and publishers in order to maintain and increase revenue, which in turn depends in part on the optimal functioning of the Criteo Engine.

In addition, as we have increased the number of advertiser clients and publishers that use our solution on a global basis, we have experienced significant growth in the amount of data processed by the Criteo Engine and the amount of advertising impressions we deliver. As the amount of data and variables processed by the Criteo Engine increases, the calculations algorithms must compute become increasingly complex and the likelihood of any defects or errors increases.

As a result, if we were to experience significant errors or defects in the Criteo Engine, our solution could be impaired, which could have various negative consequences, including:

•	a loss of advertiser clients and publishers;

•	lower click-through rates;

•	lower profitability per impression;

•	faulty advertisement purchase decisions for which we may need to bear the cost;

•	lower return on advertising spend for our clients;

•	lower price for advertising inventory which we may be able to offer to publishers; and

•	delivery of advertisements that are less relevant or irrelevant to users.

Furthermore, our success depends in part on our ability to continuously innovate and improve on the algorithms underlying the Criteo Engine in order to deliver positive results for our advertiser clients and publishers. The failure to do so could result in delivering poor performance for our advertiser clients and a reduced ability to secure advertising inventory from publishers.

If failures in the Criteo Engine or our inability to innovate and improve on the algorithms underlying the Criteo Engine results in our advertiser clients and publishers ceasing to use our solution, we cannot assure you that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue or departing publishers with new publishers that offer similar internet display advertising inventory. As a result, the failure by the Criteo Engine to accurately predict engagement by a user and continue to do so over time could result in significant costs to us, in lost revenue and in diminished internet display advertising inventory.

Our ability to generate revenue depends on our collection of significant amounts of data from various sources.

Our ability to optimize the delivery of internet display advertisements for our clients depends on our ability to successfully leverage data, including data that we collect from our clients as well as data provided by our publisher partners and from third parties as well as our own operating history. Using cookies and similar tracking technologies, we collect information about the interaction of users with our advertisers’ and publishers’ websites (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites or advertisements). Our ability to successfully leverage such data is dependent upon our continued ability to access and utilize such data. Our ability to access and use such data could be restricted by a number of factors, including consumer choice, restrictions imposed by advertisers and publishers, changes in technology, and new developments in laws, regulations, and industry standards.

If consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent / Do Not Track mechanisms as a result of industry regulatory and/or legal developments, and/or the development and deployment of new technologies result in a material impact on our ability to collect data, this will materially impair the results of our operations.

Changes to web browsers and a number of other factors could impair our ability to collect the significant amounts of data we use to optimize display advertisements for our clients.

We collect information about the interaction of users with our advertisers’ and publishers’ websites (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites or advertisements) using cookies and similar tracking technologies. Our ability to access and use such data could be restricted by a number of factors, including consumer choice, restrictions imposed by advertisers and publishers, changes in technology, and new developments in laws, regulations and industry standards. Further, certain web browsers, such as Safari, currently block or are planning to block some or all third-party cookies by default.

We have adapted our solution to enable us to continue to access data and deliver internet display advertising by using first party cookies, rather than third party cookies. Our solution requires no additional technical integration with our advertiser clients and is fully transparent to users, who receive notice and the ability to elect to deactivate Criteo services before any cookie is dropped. However we are in the early stages of rolling out of our solution and there can be no assurance that advertisers will accept our approach, regulators will not challenge the transparency of the solution or web browser developers will not technically block the solution. If the roll out of our solution is not successful, we could be prevented from serving advertisements to users that utilize web browsers that block third party cookies. If we are blocked from serving advertisements to a significant portion of internet users, our business could suffer and our results of operations could be harmed.

In addition, our ability to collect and use data may be restricted or prevented by a number of other factors, including:

•	the failure of our network or software systems, or the network or software systems of our clients;

•	variability in user traffic on advertiser websites;

•

decisions by some of our advertiser clients or publishers to restrict our ability to collect data from them, third parties and users or to refuse to implement mechanisms we request to ensure compliance with our legal obligations;

•

decisions by consumers to opt out of tracking or to use technology, such as browser settings, that limits our ability to collect data about users and reduce our ability to deliver relevant advertisements;

•

our inability to grow our advertiser and publisher base in new industry verticals and geographic markets in order to obtain the critical mass of data necessary for the Criteo Engine to perform optimally in such new industry vertical or geography;

•	interruptions, failures or defects in our data collection, mining, analysis and storage systems;

•	changes in regulation impacting the collection and use of data;

•

changes in browser or device functionality and settings, and other new technologies, which make it easier for users to prevent the placement of cookies or other tracking technology and impact our publishers’ or our advertisers’ ability to collect and use data; and

•

changes in international laws, rules, regulations, and industry standards or increased enforcement of international laws, rules, regulations, and industry standards (e.g. laws in the U.S., EU, and Asia Pacific region).

Any of the above described limitations on our ability to successfully collect, utilize and leverage data could also materially impair the optimal performance of the Criteo Engine and severely limit our ability to target users for our advertisements, which would harm our business and adversely impact our future results of operations.

Regulatory, legislative or self-regulatory developments regarding internet privacy matters could adversely affect our ability to conduct our business.

Self-regulation and privacy regulation

The regulatory environment for the collection and use of consumer data by advertising networks, advertisers, and publishers is very unsettled in Europe, the United States and internationally.

The United States and foreign governments have enacted, considered or are considering legislation or regulations that could significantly restrict industry participants’ ability to collect, augment, analyze, use and share anonymous data, such as by regulating the level of consumer notice and consent required before a company can place cookies or other tracking technologies. A number of existing bills are pending in the U.S. Congress that contain provisions that would regulate how companies can use cookies and other tracking technologies to collect and utilize user information.

On September 27, 2013, the governor of California signed into law AB 370, an amendment to the California Online Privacy Protection Act of 2003, or CalOPPA. This amendment requires that we disclose in our privacy policy how we respond to web browser “do not track” signals. Our updated privacy policy discloses that we do not respond to web browser do not track signals but that we do respond to opt out requests made through our proprietary opt-out button or through industry opt-out platforms (namely Network Advertising Initiative and Digital Advertising Alliance).

Directive 2009/136/EC of the European Parliament and of the Council of November 25, 2009 amended Directive 2002/581-EC of the European Parliament and of the Council, or the E-Privacy Directive, to introduce a requirement for countries in the European Economic Area to enact specific legislation requiring companies like ours together with advertisers and publishers to present users with an information notice and obtain their consent prior to placing cookies or other tracking technologies. The amendment to the E-Privacy Directive and country-specific laws which follow or have already followed the E-Privacy Directive may reduce the amount of data we can collect or process. As a result of these regulatory changes in Europe and related public attention, some leading browser providers have developed or are further developing browsers which reject third-party cookies as the default setting or at least make it easier for consumers to reject cookies or other similar tracking technologies. The changes in Europe following the amendment to the E-Privacy Directive have also resulted in a significant increase in publicity surrounding use of data for targeted advertising, which has heightened consumer awareness and influenced consumer sentiment.

The amended E-Privacy Directive which requires advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of targeted advertisements, should have been implemented in all thirty countries in the European Economic Area. The requirement to obtain users’ consent has been implemented differently across the European Economic Union member states. Some countries, like the UK, permit companies to imply consent from the user’s proceeding onto the website and continuing his/her navigation after s/he has been clearly informed about how cookies are used without disabling them. Other countries currently require through law and/or guidance that the user’s explicit consent must be obtained prior to the placement of cookies for targeted advertising purposes.

The position regarding explicit versus implied consent is still not fully settled within the European Economic Area, or the EU. On October 2, 2013, the Article 29 Data Protection Working Party, a group with an advisory status composed inter alia of representatives of the EU data protection authorities and of the European Commission, issued a new guidance on the obtaining of consent for cookies under the E-Privacy Directive and recommended that consent be expressed by the user’s positive action or other active behavior, such as clicking on a link, image or other content, based on clear information that cookies will be set due to this action.

If the trend in the EU toward an implied consent mechanism as an acceptable solution does not continue, and requirements for explicit consent mechanisms are maintained, decisions by users not to provide explicit consent could materially affect our business. In addition to explicit versus implied consent uncertainties, changes to the timing of when users receive disclosure about placement of our cookies for purposes of targeting advertising (i.e., providing pop-up or other clear notice prior to placement of the cookie) could materially affect our business.

In some countries where legislation and/or regulators’ guidance had previously taken a strict explicit consent position, regulators and some legislators recently have shown more flexibility and willingness to accept an implied consent approach.

By way of illustration, on May 20, 2013, the Dutch government released a legislative proposal amending the prior explicit consent requirement, which, if adopted, could lead to the adoption of implied consent rules in The Netherlands. Whether this proposal will be confirmed by the adoption of laws and/or official guidance is not certain.

Further, in guidance issued in April 2012, the Commission Nationale de l’Informatique et des Libertés, or CNIL, the French data protection regulator, interpreted French law to require the data controller of any processing that sets cookies, or a third-party designated by the data controller, to inform the user of the purpose of the cookie (e.g., targeted advertising) and to ask if the user accepts the storage of the cookie on his/her computer prior to any processing of user data for targeted advertising purposes, among other requirements. On December 5, 2013, the CNIL clarified its former guidance. As a result of this decision, on the entry page of the website, users must be shown a notice indicating that the user’s proceeding onto the website and continuing his/her navigation will be deemed consent to the setting of cookies. This notice, which cannot disappear until the user has not continued his/her navigation, must indicate the purpose of the services proposed to be provided through the cookies and give access to options to object to such cookies. Consent remains valid for a maximum period of 13 months, after which consent from the users must again be sought. This is an implied consent regime through information and control. Liability for the compliance with this recommendation is shared between advertisers, publishers and networks, including Criteo. We need the assistance of the advertisers and publishers with whom we work to ensure our mutual compliance with these rules, including to provide appropriate information and obtain the user’s consent, including explicit consent where required. If advertisers, publishers or networks on whom we rely, fail to obtain appropriate consent, we could potentially be liable under these guidelines and could suffer damages, fines and penalties and reputational harm.

A new regulation is being considered by European legislative bodies to replace the 1995 European Union Data Protection Directive, which may include more stringent operational requirements for business processing data and may introduce significant penalties for non-compliance. The final provisions may impose requirements that materially impact our business.

Similarly, considering our global presence, we may also be subject to local data protection laws in Canada, the Asia-Pacific region, South America and other regions. There is no legal harmonized approach in many of these regions and little regulatory guidance. Consequently, we could be at risk of non-compliance with applicable local privacy protection laws.

In addition to compliance with government regulations, we voluntarily participate in several trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct relating to targeted advertising. For example, the Internet Advertising Bureau EU & US, the Network Advertising Initiative and the Digital Advertising Alliance, have developed and implemented guidance for companies to provide notice and choice to users regarding targeted advertising. There is ongoing debate about whether the current guidance and approaches by such associations and industry groups complies with EU law. For example, on December 28, 2011, the Article 29 Working Group published an opinion stating that the self-regulatory code was not adequate to comply with Article 5.3 of the amended E-Privacy Directive addressing placement and reading of cookies for targeted advertising. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or the practices of our publishers and advertisers or in conflict with the laws and regulations of the EU, United States or other international regulatory authorities.

These existing and proposed laws, regulations and industry standards can be costly to comply with and can delay or impede the development of new products, result in negative publicity and reputational harm, increase our operating costs, require significant management time and attention, increase our risk of non-compliance and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Privacy risks relating to our clients’ actions or inactions

On behalf of certain of our clients using some of our services, we collect and store information derived from the activities of website visitors and their devices. This enables us to provide such clients with reports on information from and about the visitors to their websites in the manner specifically directed by each such individual client and to conduct targeted advertising. Federal, state and foreign governments and agencies have adopted or are considering adopting laws regarding the passive collection, use, sharing and storage of data collected from or about users’ or their devices. Any perception of our practices or products as an invasion of privacy, whether or not such practices or products are consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm or claims by regulators, which could disrupt our business and expose us to increased liability.

Our compliance with privacy laws and regulations and our reputation among the public body of website visitors depend in part on our clients’ adherence to privacy laws and regulations and their use of our services in ways consistent with visitors’ expectations. We contractually require our clients to notify visitors to their websites about our services (i.e., that we place cookies and collect and share certain non-identifying data for purposes of targeting advertisements), and further require that they link to pages where visitors can opt-out of the collection or targeting. We rely on representations made to us by clients that they will comply with all applicable laws including all relevant privacy and data protection regulations. We make reasonable efforts to enforce contractual notice requirements but do not fully audit our clients’ compliance with our recommended disclosures or their adherence to privacy laws and regulations, nor do we contractually require them to seek explicit consent to the placement of cookies which may be required in certain countries. If our clients fail to adhere to our contracts in this regard, or a court or governmental agency determines that we have not adequately, accurately or completely described our own products, services and data collection, use and sharing practices in our own disclosures to consumers, or if explicit consent was required, then we, and our clients, may be subject to potentially adverse publicity, damages and related possible investigation or other regulatory activity in connection with our privacy practices or those of our clients.

Compliance

In May 2012, the CNIL commenced an inquiry into our compliance with the French Data Protection laws. The inquiry is ongoing. The CNIL has visited our site, and requested and received various documents and information about our services and platform, most recently in February 2013. The CNIL’s decision has not yet been issued and we currently do not know when it will be made available. The inquiry has focused on how we operate technically, how we use data, how long data is stored, and the placement and reading of cookies for advertising purposes (including whether informed consent is collected in a manner which complies with French data protection law). The CNIL may determine that we are not in compliance and may impose a fine and/or require us to take additional steps or amend our current processes and procedures to ensure compliance, or may have other concerns they wish to raise with us. An adverse decision from the CNIL or other regulators may adversely affect Criteo, as noted in the preceding section.

If we fail to access a consistent supply of internet display advertising inventory and expand our access to such inventory, our business and results of operations could be harmed.

All of our revenue is derived from placing internet display advertisements on publisher websites that we do not own. As a result, we do not own or control the advertising inventory upon which our business depends. We currently access advertising inventory through various channels, including through direct relationships with publishers, advertising exchange platforms (such as DoubleClick Ad Exchange, Yahoo!’s Right Media, Facebook’s Exchange and Microsoft‘s Ad Exchange) and other platforms that aggregate the supply of advertising inventory, such as Appnexus Inc., Admeld Inc., The Rubicon Project, Inc. and PubMatic, Inc. For example, Google Inc.’s and Appnexus Inc.’s advertising inventory represented 34% or our cost of revenue in 2012 and 28% of our cost of revenue in 2013. Since our contracts with publishers with whom we have direct relationships generally do not include long-term obligations requiring them to make their inventory available to us, our ability to continue to purchase inventory from these publishers depends in part on our ability to consistently pay sufficiently competitive CPMs for their internet display advertising inventory as well as our ability to offer advertisements from high quality companies. Similarly, as more companies compete for advertising impressions on advertising exchange platforms and other platforms that aggregate supply of advertising inventory, advertising inventory becomes more expensive, which may adversely affect our ability to acquire advertising inventory and resell it on a profitable basis. Any interference with our ability to maintain access to such inventory could materially reduce the amount of advertising inventory that our solution relies on in order to deliver advertisements for our clients. In addition, since we rely on a limited number of companies for access to significant portions of advertising inventory that our business depends on, the loss of access to advertising inventory from one of those companies would negatively impact our ability to deliver internet display advertisements for our advertiser clients. Any of these consequences could therefore adversely affect our results of operations and financial condition.

In addition, we rely on a limited number of companies that operate advertising exchange platforms and other platforms that aggregate supply of advertising inventory for access to a significant amount of advertising inventory that our business depends on. Many widely used aggregators of advertising inventory are owned by companies that may compete with us for clients. Competitive pressure may incentivize these companies to limit our access to advertising inventory available through their platforms. If this were to occur, our ability to place advertisements would be significantly impaired and our results of operations would be adversely affected.

In order to grow our publisher base, we will need to expand the breadth and quality of businesses that utilize our solution. In addition, in order to grow our advertiser base, we must expand our access to new sources of internet display advertising inventory and maintain a consistent supply of this inventory. While we have historically relied both on accessing advertising inventory through direct relationships with publishers and through advertising exchange platforms and other platforms that aggregate supply of advertising inventory, we may increasingly rely on direct relationships with publishers in order to maintain the necessary access to, and establish a greater amount of preferred access to, advertising inventory. In order to enter into or maintain such direct relationships, we may need to agree to terms that are unfavorable to us, including, for example, contractual minimums for advertising inventory and/or long term commitment. In addition, as we attempt to improve our solution to enable businesses to place advertisements with publishers other than on the web, including mobile applications, video and social games, we will need to develop and improve our access to publishers in those environments. Our ability to attract new publishers on the web, mobile applications, video and social games will depend on various factors, some of which are beyond our control. Therefore, we cannot assure you that we will successfully grow our direct relationships with new publishers or maintain and expand our access to advertising inventory through other channels. In addition, even if we do grow our direct relationships, we cannot assure you that those direct relationships with publishers will be on favorable terms to us.

Therefore, if we are unable to acquire sufficient advertising inventory through direct publisher relationships or intermediaries, our business and results of operations could be harmed.

We have incurred net losses in the certain quarterly periods as we invested in our business, and we expect our operating expenses to increase significantly in the foreseeable future. Accordingly, we may have difficulty sustaining profitability.

We have incurred losses in the three month periods ended June 30, 2012, December 31, 2012 and June 30, 2013 and we may incur losses in the future. While we were profitable in each of 2012 and 2013, we do not know if we will be able to maintain profitability on a continued basis. Although our revenue has increased substantially in recent periods, we may not be able to maintain this rate of revenue growth. We anticipate that our operating expenses will continue to increase as we scale our business, invest in significantly expanding our headcount and expand our operations. In particular, we plan to continue to focus on maximizing our revenue after traffic acquisition costs on an absolute basis, or the revenue we derive after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC, as we believe this focus fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance. As part of this focus, we are continuing to invest in building relationships with direct publishers, increasing access to leading advertising exchanges and enhancing the liquidity of our advertising inventory supply, which includes purchasing advertising inventory that may result in lower margin on an individual impression basis and may be less effective in generating clicks. We also expect our general and administrative expenses to increase in absolute dollars as a result of being a public company. Our ability to sustain profitability is based on numerous factors, many of which are beyond our control. We may not be able to generate sufficient revenue to sustain profitability.

Our focus on maximizing our revenue after traffic acquisition costs may result in a further decrease in our gross margin.

We are focused on maximizing our revenue after traffic acquisition costs on an absolute basis, or the revenue we derive after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC, as we believe this focus fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance. As part of this focus, we are continuing to invest in building relationships with direct publishers, increasing access to leading advertising exchanges and enhancing the liquidity of our advertising inventory supply, which includes purchasing advertising inventory that may have lower margin on an individual impression basis and may be less effective in generating clicks. In addition, we are experiencing, and expect to continue to experience, increased competition for advertising inventory purchased on a programmatic basis. Our traffic acquisition costs as a percentage of revenue have increased primarily as a result of the purchasing of lower margin advertising inventory on an individual impression basis and, to a lesser extent, increased competition. Overall, this adversely impacts our revenue ex-TAC as a percentage of revenue and our gross margin. We expect our traffic acquisition costs to continue to increase as a percentage of revenue for the foreseeable future as we continue our focus on liquidity and long-term value sustainability over our gross margins. Even with this focus, we cannot be certain that such investments will be successful and result in increased liquidity or long-term value for our shareholders.

Large and established internet and technology companies may be able to significantly impair our ability to operate.

Large and established internet and technology companies such as Adobe Systems Incorporated, Amazon.com, Inc., AOL, Inc., Apple Inc., eBay Inc., Facebook, Inc., Google Inc. and Yahoo! Inc. may have the power to significantly change the very nature of the internet display advertising marketplace, and these changes could materially disadvantage us. For example, Amazon, Apple, Facebook, Google and Microsoft have substantial resources and have a significant share of widely adopted industry platforms such as web browsers, mobile operating systems and advertising exchanges and networks. Therefore, these companies could leverage their position to make changes to their web browsers, mobile operating systems, platforms, exchanges, networks or other products or services that could be significantly harmful to our business and results of operations. For example, Apple first warned iOS developers in August 2011 that it would limit their access to unique device identifiers, or UDIDs, and subsequently instructed developers to make use of other identifiers, such as a new Identifier for Advertising, or IDFA, which was introduced by Apple in Fall 2012. In May 2013, the Apple App Store stopped accepting iOS apps and updates attempting to mine UDID data. While we do not utilize the UDID to serve personalized advertisements in iOS applications, we do make use of the IDFA. If Apple were to similarly restrict use of the IDFA our ability to serve personalized advertisements in Apple applications would be impaired. We would have access to other technologies like digital fingerprinting, which consolidates all information about the capabilities of a user’s browser and system into a digital fingerprint. However, digital fingerprinting may not perform as well for us or our advertisers as it is less reliable for user identification than the IDFA or, when needed, such alternative technologies may not be available at all. Our business may not grow in this application market if such limitations are strictly enforced.

The market in which we participate is intensely competitive and fragmented, and we may not be able to compete successfully with our current or future competitors.

The market for internet display advertising solutions is highly competitive and rapidly changing. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales and maintain our profitability.

We compete primarily in the market for internet display advertising. This market is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market which we expect will intensify in the future. We currently compete for advertising spend with large, well-established companies, such as Amazon.com, Inc., eBay Inc., Google Inc., Conversant, Inc. and Yahoo! as well as smaller, privately-held companies. We believe the principal competitive factors in our industry include:

•	ability to deliver return on advertising spend at scale;

•	global reach;

•	client trust;

•	breadth and depth of publisher relationships;

•	comprehensiveness of products and solutions; and

•	ease of use.

In addition to competing with various companies for advertising spend, we also compete with some of them for internet display advertising inventory and some of these companies also operate their own advertising networks or exchanges. Further, some of these companies that we compete with either for advertising spend and/or advertising inventory may also be our clients or affiliated with our clients. Competitive pressure may incentivize such companies to cease to be our clients or cease to provide us with access to their advertising inventory. If this were to occur, our ability to place advertisements would be significantly impaired and our results of operations would be adversely affected.

New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants offer multiple new products and services, such as analytics, automated media buying and exchanges, aimed at capturing advertising spend. In addition to existing competitors and intermediaries, we may also face competition from new companies entering the market, which may include large established companies, such as Amazon, Inc., Apple Inc. and Adobe Systems Incorporated, which recently acquired Omniture, Inc. and Efficient Frontier, Inc., AOL Inc., which acquired Platform-A, Inc. (advertising.com), and eBay Inc., which recently acquired Fetchback, Inc. and GSI Commerce Inc., all of which currently offer, or may in the future offer, solutions that result in additional competition for advertising spend or advertising inventory.

We may also face competition from companies we do not yet know about. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive advertiser bases and broader publisher relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our solution and could result in increased pricing pressure, reduced gross margins, increased sales and marketing expense and/or the loss of market share.

If we fail to innovate, adapt and respond effectively to rapidly changing technology, our solution may become less competitive or obsolete.

Our future success will depend on our ability to continuously enhance and improve our solution to meet advertiser needs, add functionality to our advertiser and publisher platforms and address technological advancements. If we are unable to enhance our solution to meet market demand in a timely manner, we may not be able to maintain our existing clients or attract new clients. For example, as e-commerce and consumption of content continues to migrate from the web to mobile and tablet devices and advertisements more frequently include video or incorporate animation, sound and/or interactivity, which we refer to as rich media content, businesses are increasingly demanding that internet display advertising solutions extend to all three screens and support video and rich media content. In addition, as consumers spend more time watching video and playing social network games online, as opposed to browsing static webpages, businesses may increasingly shift their advertising budgets to video and game publishers or, if consumers fail to engage with advertisements displayed on smaller screens, reduce their internet display advertising budgets. In order to maintain and continue to grow our revenue, we will need to continue to adapt and improve our solution to offer video and rich media content advertisements and to enable advertisers to place advertisements with publishers other than through a desktop, including on smart phones and tablets and on applications created for these devices, and develop ways to encourage engagement on these devices. In the first quarter of 2013, we launched a mobile solution in Japan. This mobile solution involves delivery of display advertising to the web browsers of mobile devices, which we refer to as in-browser, but not within mobile applications, which we refer to as in-app. To date, substantially all of our mobile revenue is from in-browser advertisements and we are in the process of launching our mobile in-app solution. We may not be successful in rolling out our mobile in-app solution. In addition, while we have recently enhanced our in-browser solution to serve advertisements on iOS devices, we may not be successful in scaling and expanding our iOS solution globally or at all. In July 2013 we acquired Ad-X Limited, or Ad-X, a complementary mobile analytics and attribution technology company, that allows businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions, but we may not be successful in utilizing this technology to grow our mobile business. If we are unable to successfully develop or acquire new solutions to continuously meet advertiser needs or are unable to adapt our organization to market these new solutions, our solution may become less competitive or obsolete.

If we are unsuccessful at marketing our solution to businesses for use across a broader spectrum of advertising objectives, we may not be able to achieve our growth and business objectives.

We have designed our solution to address important changes in the display advertising industry, including, for example, a focus on automation, real-time bidding and enabling businesses to only pay for advertising that has performed, most often measured as a click on an internet display advertisement. To date, we have principally focused our efforts on marketing our solution to businesses delivering advertisements to users that may already be engaged with them. However, an important component of our growth strategy involves marketing our solution to businesses for use across a broader spectrum of advertising objectives, such as in capturing the attention of new users to drive engagement with businesses, or preference shift, and building brand awareness. However, our ability to adapt our solution to meet these advertiser objectives is dependent upon our ability to access new data and identify appropriate measurable objectives (other than a click or a sale) that can be used to focus our prediction algorithms. As such, we would need to make significant investments in product development to meet these broader advertiser objectives.

Further, we may need to make significant additional investments in sales and marketing to educate the market on the benefits of our solution. However, we have limited experience marketing our solution to businesses as an answer to broader advertising purposes. Therefore, if we are unable to successfully market our solution for broader advertisement campaign objectives and businesses do not adopt our solution to pursue such objectives, we may not be able to achieve our growth and business objectives.

We may not be able to integrate and roll out recently acquired technologies and products in one or more of our geographic markets, which may adversely affect our ability to achieve our growth and business objectives.

On February 20, 2014, we announced we acquired Tedemis S.A., or Tedemis, a provider of real-time personalized email marketing solutions. To date, the Tedemis solution has only been offered to advertiser clients in France and we will need to build an inventory of e-mail addresses in each country we aim to expand into as part of any product roll out. We cannot assure you that we will be successful in acquiring the necessary e-mail addresses or that, if we do acquire them, that our internet display advertising clients will be willing to use e-mail marketing for their products. We are in the early stages of planning the integration and roll-out of our new email marketing product and there can be no assurance that we will be successful in integrating and rolling out this new product globally or at all.

In addition, in July 2013 we acquired Ad-X, a complementary mobile analytics and attribution technology company that allows businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions, but we may not be successful in utilizing this technology to grow our mobile business. If we are unable to successfully integrate and roll out the solutions we acquire to our advertiser clients in some or all of our markets, our solution may become less competitive which may adversely affect our ability to achieve our growth and business objectives.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.

We recently acquired Tedemis S.A., or Tedemis, and Ad-X and may seek to acquire additional businesses, products or technologies. However, we have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues.

Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our recent acquisitions of Tedemis and Ad-X, involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	reputation and perception risks associated with the acquired product or technology by the general public;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

•

failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	costs necessary to establish and maintain effective internal controls for acquired businesses;

•	failure to successfully further develop the acquired technology in order to recoup our investment; and

•	increased fixed costs.

If we are unable to successfully integrate Tedemis and Ad-X, or any future business, product or technology we acquire, our business and results of operations may suffer.

As we expand the market for our solution, we may become more dependent on advertising agencies as intermediaries and this may adversely affect our ability to attract and retain business.

As we market our solution for broader advertising purposes, we may increasingly need to depend on advertising agencies to work with us in assisting businesses in planning and purchasing for broader advertising objectives, such as preference shift and brand awareness. However, we have limited experience in working with advertising agencies as intermediaries, as we have traditionally had direct relationships with our advertiser clients. Historically, direct relationships with our clients accounted for 86.5%, 87.4%, 85.8% and 77.7% of our revenue in 2010, 2011, 2012, and 2013, respectively. If we have an unsuccessful engagement with an advertising agency on a particular advertising campaign, we risk losing the ability to do work not only for the advertiser for whom the campaign was run, but also for other brands represented by that agency. Further, if our business evolves so that we are increasingly working through advertising agency intermediaries, we would have less of a direct relationship with our clients than if our clients dealt with us directly. This may drive our clients to attribute the value we provide to the advertising agency rather than to us, further limiting our ability to develop long term relationships directly with our clients. Our clients may move from one advertising agency to another, and, accordingly, even if we have a positive relationship with an advertising agency, we may lose the underlying business when an advertiser switches to a new agency. The presence of advertising agencies as intermediaries between us and our clients thus creates a challenge to building our own brand awareness and affinity with our clients who are the ultimate sources of our revenue. Further, we may become more dependent on advertising agencies as intermediaries and this may adversely affect our ability to attract and retain business.

Our future success will depend in part on our ability to expand into new industry verticals.

As we market our solution to a wider group of potential clients outside of our three key industry verticals of retail, travel and classifieds, including businesses in the automotive, telecommunications, consumer goods and finance industries, we will need to adapt our solution and effectively market our solution to businesses in those industry verticals. We have limited experience in selling to businesses outside of the retail, travel and classified industries. Our success in expanding our solution to businesses in new industry verticals will depend on various factors, including our ability to:

•	design products and solutions that are attractive to businesses in such industries;

•	hire personnel with relevant industry vertical experience to lead sales and product teams; and

•

accumulate sufficient data sets relevant for those industry verticals to ensure that the Criteo Engine has sufficient quantity and quality of information to deliver efficient and effective internet display advertising within the relevant industry.

If we are unable to successfully adapt our solution to appeal to businesses in industries other than retail, travel and classifieds, and then effectively market such solutions to businesses in such industries, we may not be able to achieve our growth or business objectives. Further, as we expand our client base and solution into new industry verticals, we may be unable to maintain our current client retention rates.

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

We rely largely on trade secret law to protect our proprietary information and technology. We generally seek to protect our proprietary information by confidentiality, non-disclosure and assignment of invention agreements with our employees, contractors and parties with which we do business. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. Breaches of the security of our website, databases or other resources could expose us to a risk of loss of proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology or information. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors and in these situations we may have no or limited rights to stop their use of our information. To the extent that our employees, contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and may have an adverse effect on our business.

Although we also rely on copyright laws to protect the works of authorships, including software, created by us, we do not register the copyrights in any of our copyrightable works. United States copyrights must be registered before the copyright owner may bring an infringement suit in the United States. Furthermore, if a U.S. copyright is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorneys fees in any United States enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered U.S. copyrights is infringed by a third-party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

We hold one patent issued by the U.S. Patent and Trademark Office and one patent issued by the French Patent Office, and have filed four non-provisional patent applications in the United States and one Patent Cooperation Treaty application. We are also pursuing the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. Effective trademark, domain name and patent protection are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. Any of our patents, trademarks or other intellectual property rights may not provide sufficient protection for our business as currently conducted or may be challenged by others or invalidated through administrative process or litigation. In addition, in the event that our trademarks are successfully challenged, we could be forced to rebrand our solution, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing our new brand. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. While we have two patents, our existing patents and any patents issued in the future may not provide us with competitive advantages, may be successfully challenged, invalidated or circumvented by third parties, may give rise to ownership claims or to claims for the payment of additional remuneration of fair price by the persons having participated in the creation of the inventions and may not be of sufficient scope or strength to provide us with any meaningful protection. Further, as we continue to expand our business geographically, it may become desirable for us to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming. Once we file a patent application in one country, we have a limited period of time to file it in all other countries in which we want to have patent protection over a certain invention. If we fail to file in those countries we will be precluded from having patent protection for that invention in those other countries. Without patent protection, others will be free to practice that invention in those other countries. Even if we obtain patent protection, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

Additionally, in the United States, the central provisions of the Leahy-Smith America Invents Act, or AIA, became effective recently. Among other things, this law switched U.S. patent rights from the former “first-to-invent” system to a “first inventor-to-file” system. This may result in inventors and companies having to file patent applications more frequently to preserve rights in their inventions. This may favor larger competitors that have the resources to file more patent applications.

Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position.

To protect or enforce our intellectual property rights, we may initiate litigation against third parties. Litigation may be necessary to protect our intellectual property, or determine the enforceability, scope and validity of the proprietary rights of others. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our own intellectual property. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. The occurrence of any of these events may adversely affect our business, financial condition and results of operations.

Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property rights of others.

The online and mobile advertising industries are characterized by the existence of large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in these industries are often required to defend against litigation claims that are based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use.

Our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement or misappropriation without major financial expenditures or adverse consequences. From time to time, we may be the subject of claims that our solution and underlying technology infringe or violate the intellectual property rights of others, particularly as we expand the complexity and scope of our business. Furthermore, as a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and the outcome of any litigation is inherently uncertain. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Claims that we are infringing patents or other intellectual property rights could:

•	subject us to significant liabilities for monetary damages, which may be tripled in certain instances;

•

prohibit us from developing, commercializing or continuing to provide some or all of our solution unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all;

•

subject us to indemnification obligations or obligations to refund fees to, and adversely affect our relationships with, our current or future clients, advertising agencies, media networks and exchanges or publishers;

•	cause delays or stoppages in providing our solution;

•	cause clients, potential clients, advertising agencies, media networks and exchanges or publishers to avoid working with us;

•	divert the attention and resources of management and technical personnel;

•	harm our reputation; and

•	require technology or branding changes to our solution that would cause us to incur substantial cost and that we may be unable to execute effectively or at all.

In addition, we may be exposed to claims that the content contained in advertising campaigns violates the intellectual property or other rights of third parties. Such claims could be made directly against us or against the advertising agencies, media networks and exchanges and publishers from whom we purchase advertising inventory. Generally, under our agreements with advertising agencies, media networks and exchanges and publishers, we are required to indemnify the advertising agencies, media networks and exchanges and publishers against any such claim with respect to an advertisement we served. We generally require our clients to indemnify us for any damages from any such claims. There can be no assurance, however, that our clients will have the ability to satisfy their indemnification obligations to us, and pursuing any claims for indemnification may be costly or unsuccessful. As a result, we may be required to satisfy our indemnification obligations to advertising agencies, media networks and exchanges and publishers or claims against us with our assets. This result could harm our reputation, business, financial condition and results of operations.

Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm and monetary damages.

Our business involves the storage and transmission of confidential consumer information, including certain purchaser data, and security breaches could expose us to a risk of loss or unauthorized disclosure of this information, litigation and possible liability, as well as damage our relationships with our clients. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our data or the data of our clients or publishers, our reputation could be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and clients. Any significant violations of data privacy or other security breaches could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a high profile security breach occurs with respect to another provider of performance display advertising solutions, our clients and potential clients may lose trust in the security of providers of performance display advertising solutions generally, which could adversely impact our ability to retain existing clients or attract new ones.

Additionally, third parties may attempt to fraudulently induce employees or consumers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data, our advertiser clients’ or publishers’ data, which could result in significant legal and financial exposure and a loss of confidence in the security of our solution and ultimately harm our future business prospects. A party who is able to compromise the security of our facilities could misappropriate our proprietary information or the proprietary information of our advertiser clients and/or our publishers, or cause interruptions or malfunctions in our operations or those of our advertiser clients and/or publishers. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security. Finally, in addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Our business depends on our ability to maintain the quality of content of our advertiser clients and publishers.

We must be able to ensure that our clients’ advertisements are not placed in publisher content that is unlawful or inappropriate. If we fail to ensure that our clients’ advertisements are not placed in unlawful or inappropriate content, our reputation and business may suffer. In addition, if we place advertisements in content that is not permitted under the terms of the applicable agreements with a client, we may be unable to charge the client for clicks generated on those sites, the client may terminate their campaign or the client may require us to indemnify them for any resulting third party claims. Further, our publishers rely upon us not to place advertisements on their websites that are unlawful or inappropriate. If we are unable to ensure that the quality of our advertiser and publisher content does not decline as the number of advertiser clients and publishers we work with continues to grow, then our reputation and business may suffer and we may not be able to secure additional or retain our direct publisher relationships.

Our sales efforts with both potential advertiser clients and publishers require significant time and expense and our success will depend on effectively expanding our sales and marketing operations and activities to grow our base of advertiser clients and publishers.

Attempting to increase our base of advertiser clients and publishers and achieving broader market acceptance of our solution is a key component of our growth strategy. Attracting advertiser clients and publishers, however, requires substantial time and expense, and we may not be successful in establishing these new relationships or in maintaining or advancing our existing relationships. For example, it may be difficult to identify, engage and market to potential clients that are unfamiliar with our solution, especially as they relate to their general advertising campaigns, or currently delegate advertising decisions to advertising agencies. Furthermore, many of our existing and potential clients require input from multiple internal constituencies. As a result, we must identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our solution to those individuals, including providing demonstrations and comparisons against other available solutions, which can be a costly and time-consuming process.

Our ability to grow our advertiser and publisher base will depend to a significant extent on our ability to expand our sales and marketing and publisher support operations and activities. We expect to be increasingly dependent on our direct sales force and publisher support teams to attract new advertiser clients and publishers and we intend to continue to expand these teams internationally. In addition, as we target new industry verticals, we will need to attract sophisticated sales and publisher support personnel that are familiar with the relevant industry and geographic market. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Therefore, our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales and publisher support personnel with relevant industry knowledge. New hires require significant training before they achieve full productivity. Newly hired advertiser sales and publisher development personnel may not become productive as quickly as we would like, or at all, thus representing increased operating costs and lost opportunities which in turn would adversely affect our business, financial condition and results of operations.

Therefore, if we are not successful in recruiting and training our advertiser sales and publisher development personnel and streamlining our sales and business development processes with advertiser clients and publishers to cost-effectively grow our advertiser and publisher base, our ability to grow our business and our results of operation could be adversely affected.

If our implementation cycles are long, we may allocate resources to an advertiser without any guarantee of near-term revenue generation.

Implementing our solution with clients generally requires clients to integrate software code on their website to enable us to gather and import data regarding consumer behavior on their website into our systems and inform the algorithms underlying the Criteo Engine. This implementation process can be complex and time-consuming for an advertiser and can result in delays in the deployment and use of our solution after an advertiser has signed up to utilize it. Depending upon the time and resources that an advertiser is willing to devote to the integration of our solution with their website and the nature and complexity of an advertiser’s network and systems, the actual testing and implementation of our solution may occur some period of time after an advertiser has signed up to use our solution. As a result, the possibly lengthy implementation cycle may result in difficulty in predicting our future results of operations.

Failures in our systems and infrastructure supporting our solution could significantly disrupt our operations and cause us to lose clients.

In addition to the optimal performance of the Criteo Engine, our business relies on the continued and uninterrupted performance of our software and hardware infrastructures. We currently place over one billion advertisements per day and each of those advertisements can be placed in under 150 milliseconds. Sustained or repeated system failures of our software and hardware infrastructures, which interrupt our ability to deliver advertisements quickly and accurately, our ability to serve and track advertisements and our ability to process consumers’ responses to those advertisements, could significantly reduce the attractiveness of our solution to advertiser clients and publishers, reduce our revenue and impair our reputation.

In addition, while we seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments, we may need to increase bandwidth, storage, power or other elements of our system architecture and our infrastructure as our client base continues to grow, and our existing systems may not be able to scale up in a manner satisfactory to our existing or prospective clients. Our failure to continuously upgrade our infrastructure to meet the demands of a growing base of global advertiser clients and publishers could adversely affect the functioning and performance of our solution and could in turn affect our results of operations.

Finally, our systems are vulnerable to damage from a variety of sources, some of which are outside of our control, including telecommunications failures, power outages, malicious human acts and natural disasters. Any steps we take to increase the reliability and redundancy of our systems supporting our solution may be expensive and may not be successful in preventing system failures.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of advertiser and publisher satisfaction.

We have experienced, and may continue to experience, rapid growth and organizational change, which have created, and may continue to create, challenges to the quality of our service to our advertiser clients and publishers, and which have placed, and may continue to place, significant demands on our management and our operational and financial resources.

For example, the number of clients from which we collect revenue has increased from under 350 located in eight countries as of January 1, 2010 to over 5,000, located in over 46 countries, as of December 31, 2013. While our client count has increased over time, this metric can also fluctuate from quarter to quarter due to the seasonal trends in advertising spend of our clients and timing and amount of revenue contribution from new clients. Therefore, there is not necessarily a direct correlation between a change in clients in a particular period and an increase or decrease in our revenue. Part of the challenge that we expect to face in the course of our continued expansion is to maintain a high level of service and advertiser and publisher satisfaction. To the extent our advertiser and publisher base grows, we will need to expand our account management and other personnel, in order to continue to provide personalized account management and services. We will therefore require significant expenses and capital expenditures and the allocation of valuable management resources to maintain the quality of our client service that has been central to our growth so far, especially as we continue to seek to attract larger advertiser clients and publishers. If we fail to manage our anticipated growth in a manner that preserves our attention to our clients, our brand and reputation may suffer which would in turn impair our ability to attract and retain advertiser clients and publishers.

We expect to continue to expand our international operations into other countries in the future. As such, our organizational structure is becoming more complex as we expand our managerial, operational, research and development, marketing and sales, administrative, financial and other functions in order to support our expanding business. Furthermore, our rapid international expansion and the expanding geographical diversity of our workforce has placed, and is expected to continue to place, a significant strain on the corporate culture of rapid innovation and teamwork that has been central to our growth so far. If we are unable to successfully manage growth in employee headcount and function and our geographical expansion, our results of operations could suffer.

If we fail to enhance our brand cost-effectively, our ability to expand our client base will be impaired and our financial condition may suffer.

We believe that developing and maintaining awareness of the Criteo brand in a cost-effective manner is critical to achieving widespread acceptance of our existing solution and future solutions, such as mobile solutions and solutions directed toward capturing broader advertising budgets, and is an important element in attracting new advertiser clients and publishers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to deliver valuable solutions for our advertiser clients and publishers. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new advertiser clients or publishers or retain our existing advertiser clients or publishers and our business could suffer.

We experience quarterly fluctuations in our results of operations due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly results of operations fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as indicative of our future performance. If our revenue or results of operations fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of the ADSs could decline substantially.

We plan to continue to substantially increase our investment in research and development, product development and sales and marketing, as we seek to continue to expand into new devices (e.g. mobile applications), geographically and to new industry verticals to capitalize on what we see as a growing global opportunity for our solution. We also expect that our general and administrative expense will increase both to support our growing operations and due to the increased costs of operating as a public company. For the foregoing reasons or other reasons we may not anticipate, historical patterns should not be considered indicative of our future quarterly results of operations.

Other factors that may affect our quarterly results of operations include the following:

•	the nature of our clients’ products or services;

•	demand for our solution and the size, scope and timing of advertising campaigns;

•	the lack of long term agreements with our advertiser clients and publishers;

•	advertiser and publisher renewal rates;

•	market acceptance of our solution and future products and services in current industry verticals and in new industry verticals;

•	market acceptance of our solution and future products and services in new geographic markets;

•	the timing of large expenditures related to expansion into new geographic markets and/or new industry verticals;

•	the timing of adding support for new devices, platforms and operating systems;

•	the amount of inventory purchased through direct relationships with publishers versus internet advertising exchanges or networks;

•	our clients’ budgeting cycles;

•	our ability to timely collect amounts owed to us by our clients;

•	changes in the competitive dynamics of our industry, including consolidation among competitors;

•	the response of consumers to our clients’ advertisements and to online marketing in general;

•	our ability to control costs, including our operating expenses;

•	network outages, errors in our solution or security breaches and any associated expense and collateral effects;

•	foreign currency exchange rate fluctuations, as some of our foreign sales and costs are denominated in their local currencies;

•	failure to successfully manage any acquisitions; and

•	general economic and political conditions in our domestic and international markets.

As a result, we have a limited ability to forecast the amount of future revenue and expense, and our results of operations may from time to time fall below our estimates or the expectations of public market analysts and investors.

Seasonal fluctuations in advertising activity could adversely affect our cash flows.

Our cash flows from operations could vary from quarter to quarter due to the seasonal nature of our clients’ spending. For example, in particular in the online retail industry, many businesses devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday spending by consumers. Conversely, our e-commerce retail and travel clients typically conduct fewer advertising campaigns in the second quarter than they do in other quarters. To date, these seasonal effects have been masked by our rapid revenue growth. However, if and to the extent that seasonal fluctuations become more pronounced, our operating cash flows could fluctuate materially from period to period as a result.

In periods of economic uncertainty, businesses may delay or reduce their spending on advertising, which could materially harm our business.

General worldwide economic conditions have experienced significant instability in recent years, especially in the European Union where we generated 83.4%, 63.5% and 53.5% of our revenue in 2011, 2012 and 2013, respectively. These conditions make it difficult for our clients and us to accurately forecast and plan future business activities, and could cause our clients to reduce or delay their advertising spend with us. Historically, economic downturns have resulted in overall reductions in advertising spending. We cannot predict the timing, strength or duration of any economic slowdown or recovery. In downturns our revenue can be adversely affected as businesses may curtail spending on advertising in general and on a solution such as ours. Any macroeconomic deterioration in the future, especially further deterioration in the European Union, could impair our revenue and results of operations. In addition, even if the overall economy improves, we cannot assure you that the market for internet display advertising solutions and the market for performance internet display advertising will experience growth or that we will experience growth. Furthermore, we generally sell through insertion orders with our clients. These insertion orders generally do not include long-term obligations and are cancelable upon short notice and without penalty. Any reduction in advertising spending could limit our ability to grow our business and negatively affect our results of operations.

We derive a significant portion of our revenue from e-commerce businesses, especially in the retail, travel and classified industries, and downturn in these industries or any changes in regulations affecting these industries could harm our business.

A significant portion of our revenue is derived from e-commerce businesses in the retail, travel and classifieds industries. For example, in 2011, 2012 and 2013, 68.2%, 66.0% and 62.4%, respectively, of our revenue was derived from advertisements placed for retail e-commerce businesses. In addition, we expect to grow our advertiser base in additional industries, such as automotive, telecommunications, consumer goods and finance. Any downturn in any of these industries, or other industries we may target in the future, may cause our clients to reduce their spending with us, delay or cancel their advertising campaigns with us.

Furthermore, our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws by federal, state and foreign governmental or regulatory agencies which would impose taxes on goods and services provided over the internet. To the extent that such taxes discourage the use of the internet as a means of commercial marketing or reduce the amount of products and services offered through e-commerce websites, online advertising spending may decline and the use or attractiveness of our solution by our clients or potential clients may be adversely affected.

Interruptions or delays in services provided by third-party providers that we rely upon could impair the performance of our solution and harm our business.

We currently lease space from third-party data center hosting facilities for our servers located in California, France, Japan, New York and The Netherlands. All of our data gathering and analytics are conducted on, and the advertisements we deliver are processed through, our servers located in these facilities. We also rely on bandwidth providers and internet service providers to deliver advertisements. Any damage to, or failure of, the systems or facilities of our third-party providers could adversely impact our ability to deliver our solution to clients. If, for any reason, our arrangement with one or more data centers is terminated, we could experience additional expense in arranging for new facilities and support.

The occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close any data center or the facilities of any other third-party provider without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our solution. While we have disaster recovery arrangements in place, our testing in actual disasters or similar events is limited. If any such event were to occur, our business, results of operations and financial condition could be adversely affected.

Our international operations and expansion expose us to several risks.

During 2011, 2012 and 2013, revenue generated outside of France was 70.9%, 81.9% and 86.5% of our revenue, respectively, based on the location of where the respective advertising campaign was delivered. Our primary research and development operations are located in France and the United States. In addition, we currently have international offices outside of France and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

•	localization of our solution, including translation into foreign languages and adaptation for local practices;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•

different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	exposure to many onerous and potentially inconsistent data protections laws;

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union;

•	changes in a specific country’s or region’s political or economic conditions;

•

challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•

risks resulting from changes in currency exchange rates and the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

•	reduced ability to timely collect amounts owed to us by our clients in countries where our recourse may be more limited;

•	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

•	limited or unfavorable intellectual property protection;

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and

•	restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our solution outside of France, Germany, the United Kingdom, the United States and Japan. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions as a result of new taxes and new laws, including sales taxes, which may negatively affect our business.

As a multinational organization, operating in multiple jurisdictions such as France, the United States, the United Kingdom, Germany and Japan, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations.

In addition, as internet commerce and globalization continue to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to digital advertising. The cost to comply with such laws or regulations could be significant, and we may be unable to pass along those costs to our clients in the form of increased fees, which may negatively affect our business.

Finally, the authorities in these jurisdictions could review our tax returns and impose additional taxes, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

We are exposed to foreign currency exchange rate fluctuations.

We incur portions of our expenses and derive revenues in currencies other than the euro. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Foreign exchange risk exposure also arises from intra-company transactions and financing with subsidiaries that have a functional currency different than the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. Before December 2013, we did not engage in hedging transactions to protect Criteo’s sales, expenses and other balance sheet items from the impact of uncertainty in future exchange rates between particular foreign currencies and the euro. While we have recently begun engaging in hedging transactions to minimize the impact of uncertainty in future exchange rates on intra-company transactions and financing, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks, including the possibility of a default by the counterparty to the hedge transaction. There can be no assurance that we will be successful in managing our foreign currency exchange rate risk. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

Our revenue would decline if we fail to gather sufficient data in a particular geographical market and effectively coordinate the demand for and supply of advertising inventory.

The performance of the Criteo Engine in a particular geographical market depends on having sufficient advertiser clients and publishers in that market utilizing our solution and our ability to coordinate the demand for and supply of advertising inventory in that market. Since we cannot consistently predict the demand for advertising inventory by our clients and the advertising inventory being made available to us, including on a priority basis, the demand for and supply of advertising inventory in that market may not be sufficient or sufficiently coordinated for the Criteo Engine to function optimally. As such, as we target new geographic markets, we will need to adequately coordinate the timing for local advertiser clients and publishers to use our solution. A failure to effectively manage demand for and the supply of advertising inventory processed through the Criteo Engine could impair its ability to accurately predict user engagement in that market, which could result in:

•	a reduction in the amount of inventory our publishers make available to us in the future;

•	a loss of existing advertiser clients or publishers;

•	an adverse effect on our ability to attract new publishers willing to give us preferred access;

•	harm to our reputation;

•	increased cost; and

•	lost revenue.

If we do not retain our senior management team and key employees, or attract additional sales and technology talent, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team. Our management team is currently spread across multiple physical locations and geographies, which can strain the organization and make coordinated management more challenging. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective advertising solutions, and sales and advertiser and publisher support representatives with experience in digital advertising. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and advertiser and publisher support personnel who are critical to our success, resulting in harm to our key advertiser and publisher relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Our inability to use software licensed from third parties, or our use of open source software under license terms that interfere with our proprietary rights, could disrupt our business.

Our technology platform incorporates software licensed from third parties, including some software, known as open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solution to our clients. In the future, we could be required to seek licenses from third parties in order to continue offering our solution, which licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our solution or discontinue use of portions of the functionality provided by our solution. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms such as by precluding us from charging license fees or by requiring us to disclose our source code. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platform, which could impair our business.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €1.5 million, €2.4 million and €1.9 million in 2011, 2012 and 2013, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows.

For example, in 2011, we underwent a tax inspection by the French tax authorities covering fiscal years 2008 and 2009, which resulted in a reassessment of €0.5 million for the two years. Further, we had another inspection related to fiscal years 2010 and 2011 with the French tax authorities, which resulted in a non-significant reassessment of less than €50,000 for the two years. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Transfer pricing rules may adversely affect our corporate income tax expense.

Many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge the arm’s lengthiness of our related party transfer pricing policies and as a consequence the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and future cash flows.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Financial accounting standards may change or their interpretation may change. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change becomes effective. Changes to existing rules or the re-examining of current practices may adversely affect our reported financial results.

In addition, as a “foreign private issuer” our financial statements are prepared and presented in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. If we lose our status as a “foreign private issuer,” we will need to begin reporting as a U.S. domestic issuer, which entails preparing and presenting our financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. This migration from IFRS to U.S. GAAP would require us to present our financial information in U.S. dollars instead of euros as well, which would involve a significant change in the way our financial information is prepared and presented. Additionally, this migration from IFRS to U.S. GAAP may involve revisions to our accounting for and presentation of historical transactions which may adversely affect our reported financial results or the way we conduct our business.

Risks Related to Ownership of Our Shares and the ADSs and the Trading of the ADSs

The market price for the ADSs may be volatile or may decline regardless of our operating performance.

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. The trading price of the ADSs depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance.

Since the ADSs were sold at our initial public offering in November 2013 at a price of $31.00 per share, the price per ADS has ranged as low as $28.27 and as high as $59.26 through March 5, 2014. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us and our securities, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of online marketing or other technology companies, or those in our industry in particular;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Share ownership remains concentrated in the hands of our principal shareholders and management, who continue to be able to exercise a direct or indirect controlling influence on us.

Our executive officers, directors, current five percent or greater shareholders and affiliated entities together currently beneficially own approximately 73.0% of our ordinary shares outstanding. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades the ADSs, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting principles generally accepted in France, or French GAAP. In addition, payment of dividends may subject us to additional taxes under French law. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

While we anticipate that our existing cash and cash equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our marketing and sales and research and development efforts, increase working capital, take advantage of acquisition or other opportunities, or adequately respond to competitive pressures which could seriously harm our business and results of operations. If we incur debt, the debt holders would have rights senior to shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ordinary shares. In addition, pursuant to the terms of our credit facilities, we may be restricted in the use of such facilities to capital expenditures and information technology-related expenses. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

Furthermore, if we issue additional equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of our ordinary shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risk of our future securities offerings reducing the market price of the ADSs and diluting their interest.

Future sales of shares of the ADSs by existing shareholders could depress the market price of the ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of the ADSs in the public market the trading price of the ADSs could decline significantly. In addition, the sale of these securities could impair our ability to raise capital through the sale of additional securities.

As of January 31, 2014, we had 56,908,066 outstanding ordinary shares. Substantially all of those shares, other than the 9,294,967 shares in the form of ADSs issued in our initial public offering, are subject to restrictions as a result of lock-up agreements. However, subject to applicable securities law restrictions, substantially all of these shares will become eligible for sale in the public market beginning April 27, 2014 when the applicable lock-ups expire. Approximately 73.0% of our outstanding ordinary shares are held by directors, executive officers and other affiliates and will continue to be subject to resale volume limitations under Rule 144 under the Securities Act after the expiration of the lock-up agreements.

In addition, the ordinary shares subject to outstanding options and warrants issued under our equity incentive plans, of which options and warrants to purchase an aggregate of 4,673,935 ordinary shares were exercisable as of January 31, 2014, will become available for sale immediately upon the exercise of such options or warrants and the expiration or waiver of any applicable lock-up agreements, subject to compliance with Rule 144 under the Securities Act in the case of our affiliates. Moreover, holders of an aggregate of approximately 65% of our outstanding ordinary shares as of January 31, 2014 have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders.

In addition, we, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. may permit our officers, directors, employees and current shareholders to sell shares prior to the expiration of the lock-up agreements, which would result in more ADSs being available for sale in the public market at earlier dates. Sales of ADSs by existing shareholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of the ADSs.

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	our ordinary shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•

under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings;

•

the provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a stock exchange of the European Union and will therefore not be applicable to us;

•

a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•

our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•

approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

•

pursuant to French law, the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

According to French Law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, the ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely impacted.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending December 31, 2014, we will be required to submit a report by management to the Audit committee and external auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be up to five fiscal years following the date of our initial public offering. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely impacted, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, quarterly and current reports with respect to our business, financial condition and result of operations. However, while we expect to continue to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to establish and maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our cost and expense.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a public company that is subject to these rules and regulations, we may find that it is more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this Annual Report on Form 20-F and in other filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; (2) only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and (3) to the extent that we no longer qualify as a foreign private issuer, (a) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (b) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities;

(3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens. As a result, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company; our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ordinary shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi annual financial statements. Accordingly, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nomination and corporate governance committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2014.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of January 31, 2014, approximately 19.1% of our outstanding ordinary shares were held by U.S. residents (assuming that all of our ordinary shares represented by ADSs are held by residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management.

Three of our directors and certain members of senior management, those of certain of our subsidiaries are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See the sections of this Annual Report on Form 20-F titled “Item 10. B—Memorandum and Articles of Association” and “Item 16.G—Corporate Governance.”

Item 4.	Information on the Company

A.	History and Development of the Company.

We were incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on November 3, 2005, for a period of 99 years and subsequently converted to a société anonyome, or S.A. We are registered at the Paris Commerce and Companies Register under the number 484 786 249. Our principal executive offices are located at 32 Rue Blanche 75009 Paris, France, and our telephone number is +33 1 40 40 22 90. Our agent for service of process in the United States is National Registered Agents, Inc. We also maintain a web site at www.criteo.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this Annual Report on Form 20-F.

We began selling our solution in France in 2007 and expanded our business into other countries in Western Europe. In 2009, we expanded our business into North America. As part of our geographic expansion goals, we initially entered the Asia-Pacific region in late 2010. As a result of our significant international operations, our revenue from outside of our home country France, accounted for 86.5% of our revenue for year ended December 31, 2013.

In August 2012, we entered into a strategic relationship with Yahoo! Japan, a leading provider of advertising inventory in Japan, which provides us with privileged access to their performance-based display inventory. In connection with this strategic relationship, Yahoo! Japan invested in our subsidiary, Criteo K.K. After that investment, we retain 66% ownership and Yahoo! Japan holds 34% ownership. The term of this strategic relationship is two years and renews automatically for one-year terms if neither party provides advance written notice of termination within a specified period of time. The strategic relationship may be terminated by either party for material breach and other customary events. Yahoo! Japan also has the right to require us to buy back its interest, and we have the right to require them to sell their interest, in Criteo K.K. under specified circumstances, such as a termination of the commercial relationship.

As part of our strategy to build upon our market and technology leadership, on July 11, 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company and on February 20, 2014, we acquired all of the equity of Tedemis S.A., a leading provider of real-time personalized email marketing solutions to help advertisers turn web visitors into customers.

Our actual capital expenditures for the years ended December 31, 2011, 2012 and 2013 amounted to €6.4 million, €13.6 million and €22.0 million respectively. These investments in property and equipment primarily consisted of the acquisition of data center and servers equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditure in 2014 to be financed from the cash flows from operating activities and proceeds of our initial public offering. We will continue investing in data centers and servers equipment in Asia region to support the launch of our activities in China and Singapore, but we will also pursue our investment in U.S and EMEA to sustain our growth in these regions.

B.	Business Overview.

Overview

We are a global technology company specializing in digital performance advertising. We leverage large volumes of granular data to efficiently and effectively engage and convert customers on behalf of our advertiser clients. We use our proprietary predictive software algorithms coupled with deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized digital performance advertisements on all devices in real time.

We partner with our clients to track activity on their websites and optimize our advertising placement decisions based on that activity and other data. Demonstrating the depth and scale of our data, we observed over $270 billion in sales transactions on our clients’ websites in the year ended December 31, 2013 whether or not a consumer saw or clicked on a Criteo advertisement. Based on this data and our other data assets, we delivered targeted advertisements that generated approximately 1.9 billion clicks over the same period. Based on these clicks, our clients generated over $9.7 billion in post-click sales. A post-click sale is defined as a purchase made by a user from one of our client’s websites during the 30 day period following a click by that user on an advertisement we delivered for that client. We believe post-click sales is a key performance indicator that our clients use to measure the effectiveness of our solution in driving sales and the return on their advertising spend with us. As of December 31, 2013, we had over 5,000 clients and in each of the last three years our client retention rate was approximately 90%.

Our solution is comprised of the Criteo Engine, our data assets, access to display advertising inventory, and our advertiser and publisher platforms. The Criteo Engine has been developed over the past eight years and consists of multiple machine learning algorithms—in particular, prediction and recommendation algorithms—and the proprietary global hardware and software infrastructure that enables our solution to operate in real time and at significant scale. The accuracy of the prediction and recommendation algorithms improves with every advertisement we deliver, as they incorporate new data, while continuing to learn from previous data.

Every day we are presented with billions of opportunities to connect individuals that are browsing the internet, whom we refer to as consumers or users, with relevant messaging from our clients. For each of these opportunities, our algorithms will have analyzed massive volumes of data to observe and predict user intent and deliver specific messaging and products that are likely to engage that particular user and result in a sale for our client. To deliver an advertisement with the right product to the right user, the Criteo Engine dynamically creates a customized advertisement for that user and ultimately determines the right price to pay for the internet impression where an advertisement can be served, which we refer to as an advertising impression. The Criteo Engine then buys the advertising impression and seamlessly delivers the advertisement. This entire process can be executed in under 150 milliseconds and can result in the delivery of up to 25,000 advertisements per second, which represents the scale and capacity of our solution.

Access to high quality data assets fuels the accuracy of our algorithms. These data assets include our clients’ sensitive and proprietary data, such as transaction activity on their websites; publisher-specific data, such as the performance of advertisements we previously delivered on a particular publisher’s website; third-party data, such as customer demographic and behavioral data derived from third-party cookies; as well as internally developed data that includes vast and proprietary knowledge we have extracted from having delivered and measured responses to over 500 billion advertising impressions. We obtain large volumes of expressed consumer purchase intent, browsing behavior and transaction data through integration with substantially all of our clients, which enables us to track users’ interactions with our clients’ websites at an individual product level. This deep access to highly granular information from our clients demonstrates the trust that our clients place in us. For example, for most of our clients, we typically have real-time access to the products or services a customer has viewed, researched or bought from them and we continuously receive updated information on approximately 700 million individual products or services, including pricing, images and descriptions. Our proprietary knowledge in extracting value from this data is the result of over eight years of extensive algorithmic-driven analysis, the ongoing refinement of this analysis and delivery of targeted advertisements. The combination of these data sets gives us powerful and actionable insights into consumer purchasing habits that we use to create the most relevant advertisements to drive engagement and ultimately sales for our clients.

We benefit from broad access to display advertising inventory through our direct relationships with over 6,600 publisher partners, as well as a leading presence on real-time-bidding display advertising exchanges. Many of our direct publisher partners have granted us preferred access to portions of their inventory as a result of our ability to effectively monetize that inventory. This preferred access means we are able to select and buy inventory on an impression by impression basis in real time that a publisher might otherwise only sell subject to minimum volume commitments. In addition, this preferred access means that we are able to buy inventory in some instances before a publisher makes that inventory available to others. Across both our direct publisher relationships and inventory purchasing done on advertising exchanges, we leverage the Criteo Engine’s ability to quickly and accurately value available advertising inventory as it becomes available to us, and utilize that information to bid for inventory on a programmatic, automated basis. Our ability to efficiently access and value inventory has enabled us to build a highly liquid marketplace for internet display advertising inventory, which in turn allows us to quickly find potential customers for our clients, before a potential customer’s purchase intent has diminished and to deliver effective advertisements to these users at the right price. We encourage publishers to provide us with access to their display advertising inventory by offering a technology platform through which they can tap into advertising budgets and manage their inventory.

We also offer our clients an integrated technology platform that enables comprehensive digital performance advertising campaign management, including a unified and easy-to-use dashboard and a suite of software and services that automates most campaign processes. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors, delivering efficiencies even as campaigns grow in size and complexity.

The accuracy and efficiency of the Criteo Engine enables us to charge our clients only when users engage with an advertisement we deliver, usually by clicking on it. In contrast, traditional display solutions typically charge clients when an advertisement is displayed, whether or not the advertisement is seen or clicked on by a user. We believe our pay-for-performance pricing model provides a clear link between the cost of an advertising campaign and its effectiveness in driving sales and is valued by our clients. Our revenue retention rate was 159%, 155% and 135% for the years ended December 31, 2011, 2012 and 2013, respectively. We define our revenue retention rate with respect to a given twelve-month period as (i) revenue recognized during such period from clients that contributed to revenue recognized in the prior twelve-month period divided by (ii) total revenue recognized in such prior twelve-month period.

As clients have embraced our solution, we have achieved significant growth since our inception and established a global footprint, including a significant presence in Europe, the United States, and Asia, where we have a strategic relationship with Yahoo! Japan, which gives us privileged access to its advertising inventory for delivering personalized display advertisements. Our clients include 3 Suisses, BonPrix, CDiscount, Expedia, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, L’Oréal Paris, La Redoute, Lenovo, Lotte, Macy’s, NetShoes, Nissen, Orange, Rakuten, Recruit, Sarenza, Staples, Tiger Direct and Zalando.

Our financial results include:

•	revenue increased from €143.6 million in 2011 to €271.9 million in 2012 and €444.0 million in 2013;

•

revenue excluding traffic acquisition costs, which we refer to as revenue ex-TAC, which is a non-IFRS financial measure, increased from €64.5 million in 2011 to €114.1 million in 2012 and €179.0 million in 2013;

•	net income was €6.1 million in 2011, €0.8 million in 2012 and €1.4 million in 2013; and

•	Adjusted EBITDA, which is a non-IFRS financial measure, increased from €13.9 million in 2011 to €17.4 million in 2012 and €31.3 million in 2013.

Please see footnotes 3 and 5 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a reconciliation of revenue ex-TAC to revenue and Adjusted EBITDA to net income (loss), the most directly comparable financial measures calculated and presented in accordance with IFRS.

Recent Acquisitions

On February 20, 2014, we announced we acquired Tedemis S.A., or Tedemis, a leading provider of real-time personalized email marketing solutions that help advertisers turn web visitors into customers. We believe the addition of Tedemis will enhance our multi-channel performance marketing solution that is client centric based on a cost per-click, or CPC, model and enable us to extend our digital performance advertising solution to new communications channels. Please refer to Note 27 to our Consolidated Financial statements for further details.

As part of our strategy to build upon our market and technology leadership, on July 11, 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company. Ad-X provides a solution for businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions. We believe the acquisition of Ad-X will enable us to leverage Ad-X’s complementary technology, personnel and client relationships to accelerate our mobile strategy. As of the time we acquired Ad-X, Ad-X had over 120 clients including eBay, Expedia and Priceline.com. We believe the addition of Ad-X technologies will enhance our solution offerings by expanding our mobile capabilities.

Industry Background

The ability to market to and acquire customers is a critical driver of success for businesses, often representing a very significant portion of their cost base. Business to consumer e-commerce was approximately a $1.0 trillion industry globally in 2012, growing at 16.7% per year from 2012 to 2017, according to International Data Corporation, or IDC. Penetration of smartphones and tablets has also driven rapid growth of mobile commerce, which represented $64.5 billion globally in 2012, and is expected to grow at a 35.5% compound annual growth rate, or CAGR. between 2012 and 2017 according to IDC. The internet and mobile devices are becoming increasingly important mediums for businesses to generate customer engagement and leads that ultimately result in sales, both online and offline. However, these mediums are also complex and fragmented, making it difficult and costly to engage and convert customers. Illustrating the difficulty of converting customers, 88% of online shoppers surveyed in 2013 by comScore indicated they had from time to time placed items in a shopping cart and left a site without making a purchase. It is therefore important for businesses to develop and execute online and mobile marketing campaigns efficiently and effectively harnessing consumer intent, big data, technology, measurability, and the ability to target, at scale. According to ZenithOptimedia, marketers spent $102.8 billion on internet advertising in 2013, with this spend expected to grow at a CAGR of 15.0% through 2016.

There are two primary channels for customer engagement and conversion online – search and display. Search advertising, which places text-based advertisements alongside user query results, represents 47.1% of internet advertising spend and is expected to grow at a 13.7% CAGR from 2013 to 2016, according to ZenithOptimedia. Historically, search has been effective at capturing consumer intent and quickly delivering highly targeted advertisements based on query keywords, showing clearly measurable results through simple, pay-for-results pricing, and creating an automated and efficient marketplace for advertising inventory. These factors have made search an ideal “performance” medium enabling businesses to efficiently engage with potential customers and convert them into buyers. The consolidated nature of the search advertising marketplace has played a key role in enabling these benefits. In most geographies globally, there exists a single leading search advertising provider, who has advantages in creating a single, efficient marketplace for advertising inventory, and in aggregating data on user intent that can improve performance of advertising campaigns.

Internet display advertising involves placing images, video or advertisements that incorporate animation, sound and/or interactivity, which we refer to as rich media content, alongside website and application content. It accounts for 40.7% of the total internet advertising market. According to ZenithOptimedia, the global display advertising market totaled approximately $41.8 billion in 2013 and is projected to grow at a 18.7% CAGR from 2013 to 2016. The display market is highly fragmented as compared to search and is growing at a rate faster than search, due in part to the rapid rise of social and mobile internet usage, as well as the continued proliferation of content across the internet. Through internet display advertising, businesses can deliver impactful advertisements integrating imagery, sound, motion and interactivity with the user. These attributes have led display advertising to be well suited to broad marketing objectives, including generating awareness and favorability for brands as opposed to the intent-driven performance objectives of search. Currently, internet display advertising faces a number of important challenges as an efficient and effective intent-driven medium for customer engagement and conversion, including:

Difficult to Deliver Targeted, Relevant Ads. Businesses strive for targeted, relevant advertisements to minimize wasted spend and maximize their chances of generating engagement, and ultimately a sale. Relevant advertisements are ones that target a specific audience with a message that matches that audience’s purchase intent or interest and that are delivered at the right moment. Achieving relevance, however, is particularly difficult because users are scattered across a multitude of online destinations and devices, and consumer purchase intent and interest can be hard to determine or change rapidly. Against this backdrop, traditional internet display advertising solutions have incorporated very limited audience targeting capabilities, and even more limited personalization. In addition, these solutions have generally not been effective in utilizing consumer intent as a signal for the delivery of advertisements. As a result, targeting and messaging have mainly been done at the contextual level, enabling the placement of generic advertisements alongside certain types of content (e.g., non-personalized automotive advertisements on sites related to cars), without incorporating purchase intent or interests. These traditional campaigns often lack relevance, and result in poor engagement.

Difficult to Deliver Performance at Scale. While internet display advertising solutions may be able to meet or exceed engagement and conversion objectives for small budgets and limited pilots, many such solutions are unable to sustain that performance for larger campaigns or longer trials. This limited ability to scale performance is due in part to the highly fragmented nature of the internet display landscape, proliferation of data, and lack of robust technology. Therefore, the challenges described above are amplified for larger and more complex campaigns.

Inefficient Campaign Execution. Deployment of internet display advertising campaigns can be inefficient and costly. Traditional solutions are often a combination of many point solutions, requiring businesses to connect and manage multiple intermediaries and complex elements of the advertising campaign execution process, including media planning, data analysis, targeting, creative assembly, media buying, optimization, advertisement serving and reporting. In addition, meaningful portions of campaign planning, execution and management remain a highly manual exercise.

Pricing Disconnected from Performance. Internet display advertising inventory has historically been sold on a cost per impression, or CPM, basis, meaning that a business is charged each time an advertisement is displayed, whether or not a user interacted with, viewed, or made a purchase based on, the advertisement. This makes it difficult for businesses to determine the true cost of an advertising campaign and evaluate the relationship of that cost to the effectiveness of the campaign in driving engagement and sales. There are a few different pricing models generally available in the internet advertising market, including the traditional CPM priced model, as well as cost per click, or CPC, priced model, where an advertiser is charged when a user clicks on the advertisement, cost per action priced model, where an advertiser is charged when a user takes a specific action which may be completing a form or making a purchase, and hybrid pricing models, which reflects a combination of one or more of these models. While the search segment of the internet advertising market is generally priced on a CPC model, we believe the internet display advertisement segment of the internet advertising market is generally priced on a CPM basis.

We believe internet display advertising is now at a critical inflection point where the potential for it to be both a brand building medium and a more effective engagement and conversion medium is finally being realized. This market transformation is being driven by powerful technology trends including:

Big Data. According to IDC, from 2005 to 2020, the digital universe is estimated to grow by a factor of 300, from 130 exabytes to 40,000 exabytes, or 40 trillion gigabytes. From now until 2020, the digital universe is expected to double every two years. The large and diverse data sets that make up this digital information are often referred to as big data and are generally categorized into business application data, human-generated content and machine data. New computational approaches and the falling costs of computing power now enable technology companies to process and draw insights from this data using machine learning approaches. These insights can be used to optimize display advertising campaigns in ways that were not previously possible.

Real Time, Automated Buying. Technologies for more automated and efficient buying and selling of display advertising are gaining traction with both advertisers and publishers. Real-time, automated buying platforms and bidding exchanges provide advertisers with dynamic, targeted and efficient ways to access the right inventory, and help publishers to maximize the value of their advertising inventory. These technologies have been gaining significant traction and growth is accelerating. For example, real-time bidding-based advertising spend in the United States is expected to grow from $2.0 billion in 2012 to $14.4 billion in 2017 according to IDC, representing a CAGR of 48.4%.

Benefits of Our Solution

We believe our solution is transforming the way that our clients use digital performance advertising to drive sales, by making digital performance advertising, and in particular internet display advertising, a more efficient and effective medium for engaging and converting their potential customers. Key benefits of our solution include:

Highly Relevant, Targeted Ads. We are able to deliver an advertisement with the right product, to the right user, at the right price and at the right time on all devices, which we define as desktops, laptops, smartphones and tablets. Based on observed or predicted user intent, we use the Criteo Engine to create a targeted and personalized internet display advertisement that addresses a user’s expressed intent while that intent likely remains strong. We also use the Criteo Engine to predict a user’s other likely interests and deliver a targeted and personalized internet display advertisement that matches those potential interests. This relevance is facilitated by data and access to inventory. We have direct relationships with our advertiser clients and publishers, through which we have extensive and valuable data assets. In addition, we have access to the leading real-time bidding, or RTB, exchanges and advertisement networks, as well as direct relationships with over 6,600 publishers, many of whom have granted us preferred access to portions of their inventory. This breadth and preferred access enable us to quickly find the right users on behalf of our clients before a user’s interest or purchase intent has changed, and to deliver our personalized advertisements. By dynamically matching what we believe to be a user’s intent or interest with a personalized advertisement, we are able to deliver more relevant and engaging advertisements to users, which are therefore more likely to lead to sales.

Compelling Performance at Scale. As a result of the Criteo Engine and our broad access to inventory through our direct relationships with over 6,600 publisher partners and integration with the leading advertising exchanges and networks, we are able to deliver compelling and consistent performance for our clients even as the size and complexity of their advertising campaigns grow. Therefore, we believe that we have an industry-leading capability to deliver digital performance advertising within a given client’s campaign parameters and in doing so can more effectively help our clients reach their customers and drive sales.

Performance Driven Business Model. We get paid only when a user engages with our advertisements, usually by clicking on them. This model is well proven in search advertising, and our clients value pay-for-performance pricing for providing a clear link between the cost of an advertising campaign and its effectiveness in driving sales for clients. In addition, as our algorithms, data, and technologies become ever more sophisticated over time, we increasingly are optimizing our solution not just to maximize clicks at a target cost per click, but to maximize post-click purchases at a target cost of sales. This has led most of our clients to set their budgets with us whereby their total spend with us is effectively constrained only by our ability to find enough relevant opportunities for them that achieve their specific return objectives. For example, during the fourth quarter of 2013, over 70% of our revenue ex-TAC was derived from clients whose budgets were either uncapped or so large that the budget constraint did not restrict purchases of advertisements by us.

Commitment to Privacy. We are committed to and are proactive about consumer privacy. In 2009, we became one of the first companies to broadly include a link in the advertisements we deliver, which gives access to clear, detailed, and user-friendly information about personalized advertisements and the data practices associated with advertisements they receive. In addition, we provide consumers with an easy-to-use and easy-to-access mechanism to opt-out of receiving targeted advertisements we deliver or being tracked by us either for all campaigns or for a specific client. We believe that this consumer-centric approach to privacy empowers consumers to make better-informed decisions about our use of their data. We also actively encourage our advertiser clients and publishers to provide information to consumers about our collection and use of data relating to advertisements we deliver and track.

Highly Efficient Campaigns at Scale. Our solution provides clients and their advertising agencies with a unified dashboard for media planning, campaign management and reporting. In addition, our platform automates most of the processes associated with executing a media campaign, such as creative assembly, real-time buying of inventory and campaign optimization, and billing. Using our platform, our clients are able to buy display advertising inventory in large volumes with real-time control over the prices they pay and the users they target. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple providers involved in display advertising campaign management. Further, we are able to continue to deliver these efficiencies even as advertising campaigns scale and become more complex.

Our Competitive Strengths

We believe we have established a strong leadership position in the global digital performance advertising market, built upon a number of differentiating strengths that enable our clients to engage and convert customers in a cost-effective way regardless of campaign budget or complexity. We believe that the following competitive strengths will enable us to capture increasingly greater digital performance advertising budgets.

Powerful and Scalable Technology. Our solution is the result of over eight years of focused research and development and investment. It is supported by a flexible and scalable infrastructure, built in-house with six data centers on three continents. Our team of over 318 product and engineering professionals is dedicated to developing and enhancing our platform. This platform operates at significant scale and is powered by machine learning algorithms whose accuracy and performance improve with each new piece of information about a user and the billions of advertising impressions we analyze daily.

Deep Data-Driven Understanding of Consumer Intent and Behavior. For our machine-learning algorithms to function optimally, breadth and quality of data are critical. We have access to two types of differentiating high quality data: (1) valuable consumer purchase behavior data, including products that a consumer has recently looked at or purchased; and (2) our own operating data and insights, which we have accumulated through our experience in delivering over 500 billion internet display advertisements. Substantially all our clients grant us access to detailed consumer purchase behavior data through integration with their websites. We only use the data from each of our clients for the benefit of that specific client’s advertising campaigns and do not sell or otherwise share this data with other clients or third parties. The power of our solution compels our clients to share this valuable data with us, which they would otherwise not typically share. Our own operating data includes insights from user responses to each individual advertisement that we serve, which we use to continually improve our performance. The scale and breadth of our data is constantly growing as users interact with our clients and as we deliver more advertising impressions. For example, in 2013, we analyzed approximately 5.7 trillion ad impressions and delivered approximately 590 billion advertisements.

Deep Liquidity of Demand and Supply. Over the course of multiple years, we have built an extensive network of relationships with our advertiser clients and publishers, creating a highly liquid marketplace for internet display advertising inventory. We channel demand for advertising inventory from over 5,000 clients on our advertiser platform, representing a broad range of businesses. On the supply side, we have direct relationships with over 6,600 publisher partners and are also integrated with the leading advertising exchanges and networks. A dedicated team of 91 professionals is focused on building and maintaining our direct relationships with publishers, many of whom have granted us preferred access to portions of their internet display advertising inventory. This deep and liquid marketplace has enabled us to increase our reach and access to a quality supply of advertising inventory, driving our ability to quickly match an advertisement to a user before purchase intent has diminished, wherever that user may be online.

High-Quality Client Base. As of December 31, 2013, we had more than 5,000 clients that used our solution in order to acquire, convert and retain their customers. These include some of the largest and most sophisticated e-commerce companies in the world, including 3 Suisses, BonPrix, CDiscount, Expedia, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, L’Oréal Paris, La Redoute, Lenovo, Lotte, Macy’s, NetShoes, Nissen, Orange, Rakuten, Recruit, Sarenza, Staples, Tiger Direct and Zalando. These well-established relationships enable us to secure desirable publishers by delivering high-quality advertising content.

Extensive Global Presence. We operate globally in 46 countries. In 2013, 54.7% of our revenue was derived from clients who conducted advertising campaigns with us in more than one national market. We have achieved this global presence by successfully replicating and scaling our business model in multiple different geographic markets. We efficiently conduct campaigns across multiple geographies by leveraging our global network of relationships. Large businesses are increasingly seeking comprehensive internet advertising solutions that are effective across geographic markets and we believe we are well positioned to serve them in nearly every market in which they seek to drive sales.

Data-Driven Virtuous Circle. Our solution provides significant benefits to advertisers, publishers and users, which we believe creates a virtuous circle. As we attract more advertising budgets and publisher inventory and deliver advertisements, our data assets grow, enabling us to deliver even more precisely targeted and personalized advertisements and generate more sales for our clients. As our ability to generate sales improves, we believe more businesses will use our solution and increase their advertising spend with us. This, in turn, will enable us to increase advertising revenue for our publishers, further building our publisher network and enhancing our access to their advertising inventory. We expect this virtuous circle will continue to fuel our growth.

Our Growth Opportunities

Our goal is to be the leading platform through which companies across industries and geographies use digital performance advertising to drive customer engagement and conversion. The core elements of our growth strategy include:

Growing Our Mobile Business. With the dramatic increase in smartphone and tablet usage, we see mobile advertising as an opportunity to significantly expand our inventory and reach as well as address the growing user audience and content consumption on mobile devices. We intend to leverage our existing technology and are also investing significant research and development resources to develop and expand our mobile solution. In the first quarter of 2013, we launched a mobile in-browser solution in Japan and we are in the process of launching our mobile in-app solution. We intend to continue to enhance and rollout our mobile solutions across our client base. In July 2013, we acquired Ad-X, a complementary mobile technology, that allows businesses to track, monitor and report on mobile display advertising campaign performance on mobile devices. For the month of December 2013, mobile represented 10% of our revenue ex-TAC globally, including 18% of revenue ex-TAC in Japan. This compares with 2.5% of our revenue ex-TAC globally for the month of September 2013.

Continuing to Innovate and Invest in Technology and Data. We intend to continue to make substantial investments in research and development to further increase the efficiency and effectiveness of our solution. In addition to improving our algorithms and underlying technology platform, we also intend to continue to develop ways of extracting greater value from the data we collect for the benefit of our clients. We believe these investments will enhance our value proposition for both existing and prospective clients and publisher partners.

Expanding Our Presence in Core Markets and Penetrating New Markets. We operate globally in 46 countries. We believe significant opportunities remain for us to grow our business in geographic markets where we already operate, such as Europe, the United States and Japan, including through the roll out of complementary products such as the personalized e-mail marketing solution we acquired with our acquisition of Tedemis in February 2014. We also plan to leverage and grow our existing sales teams as we enter and expand operations in new geographic markets, such as the Asia-Pacific region and Eastern Europe. We have a strong track record of entering new markets successfully and rapidly achieving commercial traction.

Capturing Broader Advertising Budgets. To date, a majority of our revenue has been derived from delivering advertisements to users who have expressed intent in one of our clients’ products or services, with the objective of driving a sale based on that intent. We are beginning to leverage the Criteo Engine, data assets and proprietary knowledge to help businesses achieve longer term business objectives, such as customer acquisition, retention and preference shift, in order to drive sustained sales growth over time. We intend to continue to market our solution to businesses for use across this spectrum of business objectives and access a larger portion of the $41.8 billion global internet display advertising market.

Expanding Selectively into Other Verticals. Historically, we have pursued a growth strategy focused mainly on three verticals: retail, travel and classifieds. We believe our solution is also appropriate for a broad spectrum of businesses in other industries, including automotive, telecommunications, consumer goods and finance. We intend to pursue each new vertical with the same focused approach that has yielded success for existing verticals, including by deploying sales professionals with relevant industry experience to pursue opportunities in those industries.

Our Solution

Our technology solution delivers digital performance advertising. We enable our clients to efficiently and effectively engage and convert customers. Our solution is comprised of the Criteo Engine, data assets, our advertiser and publisher platforms and access to display advertising inventory.

How It Works

When we sign a new client, we require the client to place software code on their website to enable us to gather and import data regarding consumer behavior on that website, such as which products or services each visitor to the website has viewed. Using our prediction algorithms and the data collected, we build models to help us predict the potential likelihood a user will engage with the advertisements we display, typically by clicking. Using our recommendation algorithms, we also build models to identify other products or services of our clients that our algorithms indicate the user could be interested in.

Each day, we are presented with billions of opportunities to deliver an advertisement to users when advertising impressions become available to us. For each impression that becomes available to us, we have real-time software and hardware systems that apply our models to recommend specific products or services most likely to result in a purchase by the user and to predict the likelihood of that user engaging with an advertisement containing these products or services. This calculation is done for each of our clients whose website the user has previously visited, taking into account specific products or services viewed. Based on the recommendations and predicted likelihood of engagement, the Criteo Engine is designed to determine the most appropriate advertisement to show to the user, dynamically creates a custom advertisement and determines what price to pay for the advertising impression. If we are able to acquire the advertising impression for less than this price, we display the advertisement. This entire process can be executed in under 150 milliseconds and can result in the delivery of up to 25,000 advertisements per second, which represents the scale and capacity of our solution. However, the rate of the process and the number of advertisements delivered can vary on a second-by-second and day-to-day basis based on a number of potential factors, such as client demand, time of day and season. The results of the campaign, such as whether the user clicked on the advertisement or made a purchase, are fed back into the Criteo Engine each time we display an advertisement in order to improve the accuracy of its predictions and recommendations.

Criteo Engine

The Criteo Engine leverages the vast and high-quality data assets developed through our extensive relationships with thousands of clients, brands and publishers, as well as our significant operational history to deliver the right advertisement to the right user at the right time.

The core of our solution involves solving highly complex problems in a dynamic environment. This involves:

•	determining a user’s engagement with display advertisements, which is a relatively rare event that requires a large sample size of relevant data to accurately predict;

•

obtaining a large sample size of relevant data, which is difficult, in particular where the most relevant data points are also the most sparse—for example, very recent data on specific product interest; and

•	building powerful, scalable and flexible systems that operate both accurately and quickly, between the time a user navigates to a page and an advertisement is delivered.

We solve this complex problem on a very large scale through:

•	analyzing 230 terabytes of data daily (representing 2 petabytes of raw uncompressed data);

•	serving over 1.6 billion impressions per day;

•	running hundreds of A/B tests and ad-hoc data mining requests each year;

•	refreshing the data pushed to the Criteo Engine on an hourly basis; and

•	refreshing the prediction models used by the Criteo Engine on a daily basis.

The Criteo Engine consists of:

•

Prediction algorithms. These algorithms predict the probability and nature of a user’s engagement with a given advertisement, for example in the form of clicks, conversions, basket-value, or even specific product categories purchased. This predicted engagement incorporates data from our advertiser clients, publishers and third-party sources, including user intent, who the client is, the products offered by the client, as well as data on the creative content of the advertisement, context in which the advertisement is viewed, demographic, behavioral and other data. We also incorporate an increasing number of variables resulting in millions of parameters used in these algorithms. Together with our recommendation algorithms, the prediction algorithms allow us to determine the most appropriate price to pay for an advertising impression based on predicted engagement, and what a client is willing to pay for that engagement.

•

Recommendation algorithms. These algorithms dynamically create and tailor advertisements to specific user interest by modifying the advertisement’s creative content and presentation (including, for example, style of the advertisement, colors displayed, text used and formatting) and determining the specific products and services to include in the advertisement. These products and services may be ones that a user has already been exposed to, or that the algorithms predict the user could be interested in. For example, in July 2013, 27% of the products sold to consumers to whom we displayed our advertisements were products that such consumers saw on our advertisements and had not otherwise viewed on the applicable client’s website in the 30 days prior to purchase.

•

Software systems and processes. Our algorithms are supported by robust software infrastructure that allows them and our solution to operate seamlessly at scale. The architecture and processing capabilities of this technology have been designed to match the massive computational demands and complexity of the algorithms. This technology enables data synchronization, storage and analysis across a large-scale distributed computing infrastructure in multiple geographies, as well as fast data collection and retrieval using multi-layered caching infrastructure.

•

Bidding engine. Our bidding engine executes campaigns based on certain objectives set by the clients (for example, cost per click limits and number of sales). After a bid is placed and won, the Criteo Engine assembles and delivers individualized advertisements and provides campaign reporting, all in real time.

•	Dynamic creative optimization. Based on the results of our algorithms, the Criteo Engine automatically assembles customized advertising content on an impression-by-impression basis in real time.

•

Experimentation platform. This offline platform is used to improve the prediction abilities of our models, by measuring the correlation of specific parameters with user engagement, usually clicks. A dedicated team is constantly testing new types and sources of data to determine whether they help to diminish the gap between predicted engagement and actual observed engagement over the course of live campaigns.

Data Assets

The accuracy of our algorithms improves with both the increasing quantity and quality of data we obtain from our clients and publishers, as well as insights gained through our extensive operational history. Using cookies and similar tracking technologies, we collect information about the interaction of users with our advertisers’ and publishers’ websites (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites or advertisements). The information we collect does not enable us to identify the particular user. We have access to large volumes of granular data from our clients, which carry consumer intent and are directly relevant to those clients’ campaigns. Our clients grant us access to this valuable data through direct integration with us, which requires our clients to place Criteo software code throughout their websites. This integration gives us privileged insight into users’ behavioral history at the product level for each client, representing a very high-quality data asset. We use a specific client’s data only for the benefit of that client.

In addition to client data, we seek to use as much information as possible about the context or intent of a given user to further refine our prediction accuracy. We collect this data either directly from our clients or publishers or, to a much lesser extent, through third-party data providers.

Advertiser and Publisher Platforms

We offer our clients an integrated technology platform that enables comprehensive campaign management and execution and includes a unified and easy-to-use dashboard and a suite of software and services that automates key campaign processes. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors, delivering efficiencies even as campaigns grow in size and complexity.

Our comprehensive suite of services and software tools includes:

•	Unified dashboard to manage campaigns. This dashboard automates a number of campaign execution and management tasks. Key attributes of the dashboard include:

•	easy-to-use interface;

•	24/7 availability;

•	granular control, with the ability to specify product categories, and bid at the category level; and

•

transparent and detailed report of key campaign metrics, such as CPCs, impressions served, eCPM (or effective cost per thousand impressions), post-click sales, which represent sales of all products or services from our client’s websites from users that made a purchase during the 30 day period following a click by that user on an advertisement we delivered for that client, and post-view sales which represent sales of all products or services from our client’s websites from users that made a purchase during the 30 day period following us delivering an advertisement to that user.

•

Business intelligence. We provide consultative services to our larger clients through a team of advisors that aid them in setting goals for, extracting insights from, and evaluating trends and performance of internet display advertising campaigns.

We also offer small- and medium-sized publishers direct access to advertisers by providing a comprehensive inventory management platform which we call our Publisher Marketplace, or PuMP, which allows us to access the inventory of these publishers, without directly managing that inventory. Through this platform, our small- and medium-sized publisher partners have access to:

•	an easy-to-use interface;

•	24/7 availability;

•	control to specify minimum prices for each publisher’s inventory; and

•	reporting that allows each publisher to monitor the amount of money they have made selling their inventory to us.

Access to Inventory

Through our relationships with the leading RTB internet display exchanges, and more than 6,600 publisher partners, including through PuMP, we provide extensive access to advertising inventory. In some cases, we have negotiated direct and privileged access with publishers, giving us the opportunity to purchase on an impression by impression basis and in real time: (1) inventory that a publisher might otherwise only sell subject to minimum volume commitments; and/or (2) particular advertising impressions before such impressions are made available to other potential buyers. For example, in Japan, we have entered into a strategic relationship with Yahoo! Japan, giving us privileged access to its advertising inventory for delivering personalized display advertisements. This marks the first time that Yahoo! Japan, one of Japan’s largest publishers, has allowed a third-party technology to monetize their inventory. Across both our direct publisher relationships and inventory purchasing done on advertising exchanges, we leverage the Criteo Engine’s ability to quickly and accurately value available advertising inventory, and utilize that information to bid for inventory on a programmatic, automated basis. Our ability to efficiently access and value inventory results in deep liquidity, allowing us to deliver effective advertisements at the right price for our clients and continue to do so as size and complexity of campaigns increases.

We purchase inventory from our direct publishers generally through insertion orders consistent with industry standard terms and conditions for the purchase of internet advertising inventory. Pursuant to such arrangements, we purchase impressions on a CPM-basis for users that Criteo recognizes on the publishers’ network. Such arrangements are cancellable upon short notice and without penalty.

Through the direct relationships we have with publishers, we take steps to determine that the publisher’s inventory meets the content requirements of our clients and us to ensure that their display advertisements are not shown in inappropriate content categories, such as adult or political content. With respect to our inventory purchased through RTB exchanges, we utilize third-party software to verify that the inventory where the advertisement placement is shown conforms to our advertising guidelines and the content expectations of our advertisers.

Infrastructure

Our ability to deliver our solution depends on our highly sophisticated global technology software and hardware infrastructure. Our global infrastructure includes over 3,000 servers and 160-node Hadoop clusters, providing a storage capacity exceeding six petabytes. Our global infrastructure is divided into three independent geographical zones in the Americas, in Europe, Middle East and Africa (or EMEA) and in Asia. In each of the zones, our services are delivered through data centers that support these zones. We generally rely on more than one data center in any given zone that are strategically placed within large zones to be close to our advertiser clients, publishers and users. This has the benefit of minimizing the impact of network latency within a particular zone, especially for time-constrained services such as RTB. In addition, we replicate data across multiple data centers to maximize availability and performance. We also generally seek to distribute workload across multiple locations in order to avoid overloads in our systems and increase reliability through redundancy.

Within each data center, computing power is provided by horizontal build-outs of commodity servers arranged in multiple, highly redundant pools. Some of these pools are dedicated to handling incoming traffic and delivering advertisements, including web servers, caches, and real-time database applications. Other pools are devoted to the data analytics involved in creating these advertisements. In particular, we use clusters using software specifically designed for processing large data sets, Hadoop, to run the offline data analysis which results are then fed back to refresh and improve our prediction and recommendation algorithms.

We use multiple layered security controls to protect the Criteo Engine and data assets, including hardware and software based access controls for our source code and production systems, segregated networks for different components of our production systems and centralized production systems management.

Our Clients

Our client base consists primarily of companies in the online retail, classifieds and travel segments. These companies range from large, diversified e-commerce companies to many smaller regional companies. As of December 31, 2013, we had more than 5,000 advertiser clients, representing clients who had an advertising campaign that was live on any given day over a 12 trailing-month period. In 2013, 78% of our advertiser client relationships were held directly with the advertiser. For a breakdown of our revenue by geographic region, please see note 5 to our Consolidated Financial Statements.

The following sets forth a list of representative clients:

3 Suisses

BonPrix

CDiscount

Expedia

Gmarket

Gumtree.com

Hankyu Kotsusha

Hokende

Hotels.com

L’Oréal Paris

La Redoute

Lenovo

Lotte

Macy’s

NetShoes

Nissen

Orange

Rakuten

Recruit

Sarenza

Staples

Tiger Direct

Zalando

The foregoing list is not intended to represent a comprehensive list of our client base. Our largest clients could change from period to period. We believe our business is not substantially dependent on any particular client. In 2011, 2012 and 2013, our largest client represented 5.4%, 5.2% and 5.1% of our revenue, respectively, and in 2013 our largest ten clients represented 18.4% of our revenue in the aggregate.

We define a client to be a unique party from whom we have received an insertion order and delivered an advertisement during the previous 12 months. We count specific brands or divisions within the same business as distinct clients so long as those entities have separately signed insertion orders with us. On the other hand, we count a client who runs campaigns in multiple geographies as a single client, even though multiple insertion orders may be involved. When the insertion order is with an advertising agency, we generally consider the client on whose behalf the advertising campaign is conducted as the “client” for purposes of this calculation. In the event a client has its advertising spend with us managed by multiple agencies, that client is counted as a single client.

We generally charge our clients on a CPC-basis, that is, only when a user clicks on an advertisement. We typically sell digital performance advertisements to clients through insertion orders that are cancellable upon short notice and without penalty. For any given advertising campaign, the client has the ability to adjust its CPC above a determined floor price in real time during the campaign life by product category and user intent segment in the event the client wants to increase its spending on the given advertising campaign due to the success of the campaign.

Competition

We compete primarily in the market for digital performance advertising. Our market is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market, which we expect to intensify in the future. We currently compete with large, well-established companies, such as Amazon.com, Inc., eBay Inc., Google Inc., Conversant, Inc. and Yahoo! Inc. as well as smaller, privately held companies. We believe the principal competitive factors in our industry include:

•	ability to deliver return on advertising spend at scale;

•	global reach;

•	client trust;

•	breadth and depth of publisher relationships;

•	comprehensiveness of products and solutions;

•	client service; and

•	ease of use.

We believe that we are well positioned with respect to all of these factors and expect to continue to grow and capture an increasing share of digital performance advertising budgets globally.

Sales and Publisher Development

Client Sales and Support

We sell our solution directly to clients and their advertising agencies through a global sales team which is organized by geography, size of account and industry vertical. A number of our sales professionals are devoted to clients in specific industries, helping to ensure that our teams possess relevant industry knowledge and expertise. Supporting our sales team is our account strategist team, which helps maintain and grow the accounts of our existing clients. As of December 31, 2013, our sales and account strategists teams included 210 employees. We expect to continue to expand our sales and account strategist teams as we expand into new industry verticals and geographical markets.

Publisher Development

As of December 31, 2013, we had a team of over 91 dedicated professionals focused on establishing new relationships with publishers and managing our existing publisher relationships. Our premium publisher team focuses its efforts on establishing direct relationships with the largest publishers to obtain preferred access to high-quality advertising inventory. In addition, we have developed our own publisher marketplace, which we refer to as PuMP, in order to efficiently access and manage advertising inventory from small-to-medium-sized publishers. We have a team of dedicated professionals in local markets in which we operate to expand the number of publishers that utilize PuMP. Finally, our global RTB team focuses on our developing and enhancing relationships with leading advertising exchanges.

Research and Development

We invest substantial resources in research and development to enhance our solution and technology infrastructure, develop new features, conduct and quality assurance testing and improve our core technology. Our engineering group is primarily located in research and development centers in Paris, France and Palo Alto, California. We expect to continue to expand capabilities of our technology in the future and to invest significantly in continued research and development efforts. We had 192 employees primarily engaged in research and development at December 31, 2013. Research and development expense totaled €8.8 million, €14.3 million and €32.2 million for 2011, 2012 and 2013, respectively.

Intellectual Property

Our intellectual property rights are a key component of our success. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. We generally require employees, consultants, clients, publishers, suppliers and partners to execute confidentiality agreements with us that restrict the disclosure of our intellectual property. We also generally require our employees and consultants to execute invention assignment agreements with us that protect our intellectual property rights.

Intellectual property laws, together with our efforts to protect our proprietary rights, provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. The laws of certain countries do not protect proprietary rights to the same extent as the laws of France and the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Further, agreements with our employees and consultants may be breached, and we may not have adequate remedies to redress any breach. Further, to the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Finally, our trade secrets may otherwise become known or be independently discovered by competitors and unauthorized parties may attempt to copy aspects of our solution or obtain and use information that we regard as proprietary.

As of December 31, 2013, we held one issued French patent, which expires in 2026, and one issued U.S. patent, which expires in 2028, and have filed four non-provisional patent applications in the United States and one Patent Cooperation Treaty application. We also own and use registered and unregistered trademarks on or in connection with our products and services in numerous jurisdictions. In addition, we have also registered numerous internet domain names.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the technology industry have extensive patent portfolios. From time to time, third parties, including certain of these leading companies, have asserted and may assert patent, copyright, trademark and other intellectual property rights against us, our advertiser clients or our publishers. Litigation and associated expenses may be necessary to enforce our proprietary rights.

Privacy, Data Protection and Content Control

Privacy and Data Protection

Privacy and data protection laws play a significant role in our business. In the United States, at both the state and federal level, there are laws that govern activities such as the collection and use of data by companies like us. Online advertising activities in the United States have primarily been subject to regulation by the Federal Trade Commission, or the FTC, which has regularly relied upon Section 5 of the Federal Trade Commission Act, or Section 5, to enforce against unfair and deceptive trade practices. Section 5 has been the primary regulatory tool used to enforce against alleged violations of consumer privacy interests. In addition, our solution reaches users throughout the world, including in Europe, Australia, Canada, South America and Asia. As a result, some of our activities may also be subject to the laws of foreign jurisdictions. In particular, European data protection laws can be more restrictive regarding the collection and use of data than those in U.S. jurisdictions. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Additionally, U.S. and foreign governments have enacted, considered or are considering legislation or regulations that could significantly restrict industry participants’ ability to collect, augment, analyze, use and share anonymous data, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online. The European Union, or EU, and some EU member states have already implemented legislation and regulations requiring websites to obtain specific types of notice and consent from individuals before using cookies or other technologies to track individuals and their online behavior and deliver targeted advertisements. It remains a possibility that additional legislation and regulations may be passed or otherwise issued in the future.

We also participate in industry self-regulatory programs, mainly initiated by Internet Advertising Bureau EU & US, Network Advertising Initiative and Digital Advertising Alliance, and under which, in addition to other compliance obligations, we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising and allow them to opt out from the use of data we collect for the delivery of targeted advertising. In an effort to harmonize the industry’s approach to internet-based advertising, these programs also facilitate a user’s ability to disable services of integrated providers but also educate users on the potential benefits of online advertising, including access to free content and display of more relevant advertisements to users. The rules and policies of the self-regulatory programs that we participate in are updated from time to time and may impose additional restrictions upon us in the future.

In 2009, we became one of the first companies to broadly include a link in the advertisements we deliver, which gives access to clear, detailed and user-friendly information describing why a user is seeing an advertisement, as well as prominently describing our service and data management practices. In addition, we provide users with an easy-to-use and easy-to-access mechanism to opt out of receiving advertisements we deliver or being tracked by us either for all campaigns or for a specific client or time period. We believe that this user-centric approach in addressing privacy matters empowers users to make informed decisions on the use of their data. We also actively encourage our clients to provide greater transparency and information about the collection and use of data.

Content Control

To protect against unlawful content (advertiser and publisher), we include restrictions on content in our terms and conditions. We also manually review the websites of new publisher partners and use third party software to screen impressions we acquire through advertising exchanges.

Government Regulation

We are subject to numerous domestic and foreign laws and regulations covering a wide variety of subject matters. New laws and regulations (or new interpretations of existing laws and regulations) may also impact our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future and any failure on our part to comply with these laws may subject us to significant liabilities and other penalties.

In May 2012, the Commission Nationale de l’Informatique et des Libertés, or CNIL, the French data protection regulator, commenced an inquiry into our compliance with the French Data Protection laws. The inquiry is ongoing. The CNIL has visited our site, and requested and received various documents and information about our services and platform, most recently in February 2013. As of the date of this Annual Report on Form 20-F, the CNIL’s decision has not been issued (and we currently do not know when it will be made available). The inquiry has focused on how we operate technically, how we use data, how long data is stored, and the placement and reading of cookies for advertising purposes (including whether informed consent is collected in a manner which complies with French data protection law). The CNIL may determine that we are not in compliance and may impose a fine and/or require us to take additional steps or amend our current processes and procedures to ensure compliance, or may have other concerns they wish to raise with us. An adverse decision from the CNIL or other regulators may adversely affect us.

Facilities

Our headquarters are located in Paris, France, in an approximately 11,000-square-meters facility, under a lease agreement expiring on June 15, 2021 and our principal executive office in the United States is located in New York City, New York in a 16,814 square-foot facility, under a lease agreement expiring on December 30, 2016. We have regional offices in London, Munich, Stockholm, Amsterdam, Milan, Sao Paolo, Palo Alto, New York, Boston, Chicago, Tokyo, Seoul, Sydney, Beijing and Singapore. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C.	Organizational Structure.

The following diagram illustrates our corporate structure:

D.	Property, Plants and Equipment.

For a discussion of property, plants and equipment, see “Item 4.B—Business Overview—Facilities.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are a global technology company specializing in digital performance advertising. We leverage large volumes of granular data to efficiently and effectively engage and convert customers on behalf of our advertiser clients. We use our proprietary predictive software algorithms coupled with deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized digital performance advertisements on all devices in real time.

We partner with our clients to track activity on their websites and optimize our advertising placement decisions based on that activity and other data. Demonstrating the depth and scale of our data, we observed over $270 billion in sales transactions on our clients’ websites in the year ended December 31, 2013 whether or not a consumer saw or clicked on a Criteo advertisement. Based on this data and our other data assets, we delivered targeted advertisements that generated approximately 1.9 billion clicks over the same period. Based on these clicks, our clients generated over $9.7 billion in post-click sales. A post-click sale is defined as a purchase made by a user from one of our client’s websites during the 30 day period following a click by that user on an advertisement we delivered for that client. We believe post-click sales is a key performance indicator that our clients use to measure the effectiveness of our solution in driving sales and the return on their advertising spend with us. As of December 31, 2013, we had over 5,000 clients and in each of the last three years our client retention rate was approximately 90%.

We operate in 46 countries, through a network of 15 international offices located in Europe, the Americas and the Asia-Pacific region. We were organized in 2005 and began selling our solution in France in 2007 and expanded our business into other countries in Western Europe. In 2009, we expanded our business into North America. As part of our geographic expansion goals, we initially entered the Asia-Pacific region in late 2010. Additionally, in August 2012, we entered into a strategic relationship with Yahoo! Japan, a leading provider of advertising inventory in Japan, which provides us with privileged access to their performance-based display inventory. As a result of our significant international operations, our revenue from outside of our home country France, accounted for 86.5% of our revenue for year ended December 31, 2013. Our financial results include:

•	revenue increased from €143.6 million in 2011 to €271.9 million in 2012 and €444.0 million in 2013;

•

revenue excluding traffic acquisition costs, which we refer to as revenue ex-TAC, which is a non-IFRS financial measure, increased from €64.5 million in 2011 to €114.1 million in 2012 and €179.0 million in 2013;

•	net income was €6.1 million in 2011, €0.8 million in 2012 and €1.4 million in 2013; and

•	adjusted EBITDA, which is a non-IFRS financial measure, increased from €13.9 million in 2011 to €17.4 million in 2012 and €31.3 million in 2013.

Please see footnotes 3 and 5 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a reconciliation of revenue ex-TAC to revenue and Adjusted EBITDA to net income, the most directly comparable financial measures calculated and presented in accordance with IFRS.

We are focused on maximizing our revenue after traffic acquisition costs, or the revenue after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including a highly liquid marketplace for display advertising. As part of this focus, we seek to maximize our percentage of overall marketing spend in the internet display advertising market over the long-term. In addition, this focus enriches liquidity for both advertisers and publishers resulting in more effective advertising for the advertiser, better monetization for the publisher and more relevant advertisements for the user. We believe our results of operations are reflective of this focus.

Recent Acquisition

On February 20, 2014, we announced we acquired 100% of the equity of Tedemis S.A., a leading provider of real-time personalized email marketing solutions that help advertisers turn web visitors into customers, for €17.0 million in upfront cash plus €4.0 million payable in cash over a two-year period if certain milestones are met.

How Criteo Generates Revenue

We sell personalized display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and primarily generate revenue when a user clicks on a banner advertisement. We price our advertising campaigns on a cost per click, or CPC, model based on the number of clicks by users per month on each advertising campaign. 99.0% of our revenue in each of 2011, 2012 and 2013 was derived from advertising campaigns sold on a CPC basis. We serve a wide range of clients and our revenue is not concentrated within any single client or group of clients. In 2011, 2012 and 2013, our largest client represented 5.4%, 5.2% and 5.1% of our revenue, respectively, and in 2013, our largest ten clients represented 18.4% of our revenue in the aggregate.

A.	Operating Results.

Basis of Presentation

The key elements of our results of operations include:

Revenue

We sell internet display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and generate revenue when a user clicks on a banner advertisement. We serve a wide range of clients across multiple industry verticals and company sizes, and our revenue is not concentrated within any single client or group of clients. In 2011, 2012 and 2013, our largest client represented 5.4%, 5.2% and 5.1% of our revenue, respectively, and in 2013 our largest ten clients represented 18.4% of our revenue in the aggregate.

We price our advertising campaigns on a CPC model based on the number of clicks generated by users on each advertising campaign. The actual number of clicks generated by users is highly dependent on our ability to maximize click through rate, or CTR, by displaying customized individual banners to individual users and purchasing in real time the most relevant impression for that particular individual user. For any given advertising campaign, the client has the ability to adjust its CPC above a determined floor price in real time during the campaign life by product category and by user intent segment. This enables clients to adjust the estimated marketing spend attributable to the particular campaign. 99.0% of our revenue in each of 2011, 2012 and 2013 was derived from advertising campaigns sold on a CPC basis. Our remaining revenue also includes advertising revenue generated on a CPM basis or on a cost per acquisition, or CPA, basis as well as fees for packaged sales of advertising on our clients’ websites.

We sell performance-based campaigns to clients generally through insertion orders that are cancellable upon short notice and without penalty. We generally bill our clients on a monthly basis for each campaign run during the prior month. The monthly fee is based on the campaign’s various real-time CPCs for that month multiplied by the number of clicks generated by users for that month for such CPCs.

As we further expand our geographic footprint, develop new clients and grow our business with existing clients, and expand our business into new industry verticals and new devices, such as mobile and tablets, we expect our revenue to continue to increase.

Cost of Revenue

Our cost of revenue primarily includes traffic acquisition costs and other cost of revenue.

Traffic Acquisition Costs. Traffic acquisition costs consist primarily of purchases of impressions from publishers on a CPM basis. We purchase impressions directly from publishers or third-party intermediaries, such as advertising exchanges. We recognize cost of revenue on a publisher by publisher basis as incurred. Costs owed to publishers but not yet paid are recorded in our consolidated statements of financial position as accounts payable and accrued expenses.

We purchase inventory from our direct publishers generally through insertion orders consistent with industry standard terms and conditions for the purchase of internet advertising inventory. Pursuant to such arrangements, we purchase impressions on a CPM-basis for users that Criteo recognizes on the publishers’ network. Such arrangements are cancellable upon short notice and without penalty. Under our current agreements with our publishers, we only commit to purchase a defined volume of impressions from any given publisher to the extent that a pre-determined CTR is reached. If the publisher fails to reach the targeted volume of impressions, we can either terminate the agreement or reduce our commitment to buy impressions accordingly. We intend to expand our direct relationships with publishers to secure our access to qualified inventory. We may require our publishers to deliver higher volumes of impressions, with our commitment to buy being linked to a specified CTR reached. We may also require our publishers to first call us for the advertising serving, thereby granting us privileged access to qualified internet display advertising inventory, and we may sign more exclusive deals with publishers.

In recent years, real-time automated buying platforms and bidding exchanges have gained significant traction in the internet display advertising market, resulting in a significant increase in the supply of inventory. As part of this expansion, we have integrated our solution with the leading advertising exchanges and developed our own publisher marketplace, which we refer to as PuMP. We believe the combination of our extensive direct publisher relationships and access to leading advertising exchanges enhances the breadth and depth of our accessible advertising inventory resulting in deep liquidity for us. We believe that this contributes to increasing the strength our solution with our clients.

For a discussion of the trends we expect to experience in traffic acquisition costs, see the section titled “—Highlights and Trends—Revenue ex-TAC” in Item 5.D – Trend Information” below.

Other Cost of Revenue. Other cost of revenue includes expenses related to third-party hosting fees, depreciation of data center equipment and data purchased from third parties that we leverage in our solution. We intend to continue to invest additional resources in the capacity of our hosting services infrastructure, and as we enter new markets, we may make additional investments in the acquisition of relevant third-party data.

As we develop new products for a broader spectrum of marketing objectives that expand beyond delivering advertisements to users that may already be engaged with an advertising client, our expenses related to third-party data may increase as a percentage of our revenue and, to the extent such increases do not correspond to increases in revenue from such data, may have an impact on our gross profit.

Operating Expenses

Operating expenses consist of research and development, sales and operations, and general and administrative expenses. Salaries, bonuses, share-based compensation, pension benefits and other personnel related costs are the most significant components of each of these expense categories. We grew from 197 employees at January 1, 2011 to 810 employees at December 31, 2013, and we expect to continue to hire a significant number of new employees in order to support our anticipated revenue growth. We include share-based compensation expense in connection with the grant of share options in the applicable operating expense category based on the respective equity award recipient’s function.

Research and Development Expense. Research and development expense consists primarily of personnel costs for our employees working in the engine, platform and infrastructure teams, including salaries, bonuses, share-based compensation and other personnel related costs. Our research and development function was supplemented in January 2013 to include a dedicated product organization following the appointment of our Chief Product Officer. Also included are non-personnel costs such as subcontracting, consulting and professional fees to third-party development resources, allocated overhead and depreciation and amortization costs. These expenses are partially offset by the French research tax credit that is conditional upon the level of our investments in research and development. For additional discussion of the French research tax credit, see the discussion below titled “—Provision for Income Taxes.”

Our research and development efforts are focused on enhancing the performance of our solution and improving the efficiency of the services we deliver to our clients. All development costs, principally headcount-related costs, are expensed as management determines that technological feasibility is reached shortly before the release of products or features developed and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products or features are not material and accordingly are expensed as incurred.

The number of employees in research and development functions grew from 44 at January 1, 2011 to 192 at December 31, 2013. We expect research and development expenses to continue to increase in absolute euros but remain fairly constant as a percentage of our revenue. We believe our continued focus on research and development to be critical to maintaining and improving our technology solution, our quality of service and our competitive position.

Sales and Operations Expense. Sales and operations expense consists primarily of personnel related costs for our employees working in sales, account strategy, business intelligence, technical solutions and creative teams, including salaries, bonuses, share-based compensation, and other personnel-related costs. Additional expenses in this category include travel and entertainment, marketing and promotional events, marketing activities, provisions for doubtful accounts, subcontracting fees and allocated overhead.

The number of employees in sales and operations functions grew from 126 at January 1, 2011 to 491 at December 31, 2013. In order to continue to grow our business, geographic footprint and brand awareness, we expect to continue investing our resources in sales and operations, in particular by increasing the number of sales and account strategy teams. As a result, we expect sales and operations expenses to increase in absolute euros as we invest to acquire new clients and retain existing clients and grow revenue from existing clients and hire additional sales personnel, but will decrease as a percentage of revenue over time as we scale and increase the productivity of our sales and operations teams.

General and Administrative Expense. General and administrative expense consists primarily of personnel costs, including salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs for our administrative, legal, information technology, human resources, and finance employees. Additional expenses included in this category are non-personnel costs, such as travel related expenses, subcontracting and professional fees, audit fees, tax services and legal fees, as well as insurance and other corporate expenses, along with allocated overhead.

The number of employees in general and administrative functions grew from 27 at January 1, 2011 to 127 at December 31, 2013. We expect our general and administrative expense to increase as we continue to support our growth. We also anticipate that we will incur additional costs for personnel and professional services related to operating as a public company. Such costs include increases in our finance and legal personnel, additional external legal and audit fees and expenses and costs associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and an investor relations function.

Financial Income (Expense)

Financial income (expense) primarily consists of exchange differences arising on the settlement or translation into local currency of monetary balance sheet items labeled in euros. Financial income and expense also includes interest received on our cash and cash equivalents and interest incurred on outstanding borrowings under our debt obligations. Our financial position and results of operations will be affected by economic conditions in countries where we plan to operate and by changing foreign currency exchange rates. We are exposed to changes in exchange rates primarily in the United States, the United Kingdom, Japan and Brazil. The U.S. dollar, the British Pound, the Japanese Yen and Brazilian Real are our most significant foreign currency exchange risks. A strengthening of the euro against the U.S. dollar, the British Pound, the Japanese Yen or the

Brazilian Real may result in a decrease of consolidated revenues and expenses. We will monitor foreign currency exposures and will look to mitigate exposures through normal business operations and hedging strategies.

Provision for Income Taxes

We are subject to potential income taxes in France, the United States and numerous other jurisdictions. We recognize tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when we believe that certain positions may not be fully sustained upon review by tax authorities, notwithstanding our belief that our tax return positions are supportable.

Our effective tax rates differ from the statutory rate applicable to us primarily due to unrecognized deferred tax assets, differences between domestic and foreign jurisdiction tax rates, CIR offsets, which are non-taxable items, potential tax audit provision settlements, non-deductible share-based compensation expenses, and transfer pricing adjustments. We license access to our technology to our subsidiaries and charge a royalty to these subsidiaries for such access. We benefit from a reduced tax rate on this technology royalty income.

In 2011, we underwent a tax inspection by the French tax authorities covering fiscal years 2008 and 2009. At the end of 2011, we received a tax assessment notice for which a provision has been recognized for €0.5 million. Pursuant to another tax inspection in 2013, no significant reassessment was received. The provision has been maintained as of December 31, 2013.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 3 to our consolidated financial statements beginning on page F-1 for a description of our other significant accounting policies.

Revenue Recognition

We sell personalized display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and generate revenue when a user clicks on the banner advertisement. We price our advertising campaigns on a CPC model based on the number of clicks generated by users on each advertising campaign.

Revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on specified CPCs and related campaign budgets. We recognize revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the client reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a client, the size and nature of a client’s website and transaction history. Amounts billed or collected in excess of revenue recognized are included as deferred revenue. An example of this deferred revenue would be arrangements where clients request or are required by us to pay in advance of delivery.

We recognize revenue from the delivery of display advertisements in the period in which the display advertisements are delivered. Specifically, we recognize revenue for display advertising delivery through our solution once the consumer clicks on the personalized banner displayed by us on the client’s website for CPC advertising campaigns. For CPC advertising campaigns, sales are valued at the fair value of the amount received. Rebates and discounts granted to clients, along with free or extended advertising campaigns, are recorded as a deduction from revenue.

We also generate revenue from the sale of personalized display advertisements on a CPM basis or on a CPA basis as well as fees for packaged sales of advertising on our clients’ websites. We recognize revenue on a CPM basis as impressions are delivered, while revenue on a CPA basis is recognized once the final user purchases an item on the advertiser’s website. Fees related to packaged sales are recognized monthly on a flat fee basis.

In the normal course of business, we act as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party clients, (2) establishing the selling prices of the display advertisements sold, (3) performing all billing and collection activities, including retaining credit risk, and (4) bearing sole responsibility for fulfillment of the advertising, we act as the principal in these arrangements and therefore report revenue earned and costs incurred related to these transactions on a gross basis.

Trade Receivables, Net of Allowances for Doubtful Accounts

We carry our accounts receivable at net realizable value. On a periodic basis, our management evaluates our accounts receivable and determines whether to provide an allowance or if any accounts should be written down and charged to expense as a bad debt. The evaluation is based on a past history of collections, current credit conditions, the length of time the trade receivable is past due and a past history of write downs. A trade receivable is considered past due if we have not received payments based on agreed-upon terms. A higher default rate than estimated or a deterioration in our major clients’ creditworthiness could have an adverse impact on our future results. Allowances for doubtful accounts on trade receivables are recorded in “Sales and Operations” in our consolidated statements of income. We generally do not require any security or collateral to support our trade receivables. The amount of allowances for doubtful accounts charged to our consolidated statements of income for the years ended December 31, 2011, 2012 and 2013 was €0.1 million, €0.8 million and €0.8 million, respectively.

Deferred Tax Assets

Deferred taxes are recorded on all temporary differences between the financial reporting and tax bases of assets and liabilities, and on tax losses, using the liability method. Differences are defined as temporary when they are expected to reverse within a foreseeable future. We may only recognize deferred tax assets if, based on the projected taxable incomes within the next three years, we determine that it is probable that future taxable profit will be available against which the unused tax losses and tax credits can be utilized. If future taxable profits are considerably different from those forecasted that support recording deferred tax assets, we will have to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results. This determination requires many estimates and judgments by our management for which the ultimate tax determination may be uncertain. Amounts recognized in our consolidated financial statements are calculated at the level of each subsidiary within our consolidated financial statements. As at December 31, 2011, 2012 and 2013, the amount of deferred tax assets recognized in our consolidated statement of financial position was €1.2 million, €1.0 million and €4.5 million, respectively. Unrecognized deferred tax assets amounted to €7.6 million, €11.9 million and €13.5 million, respectively.

Goodwill

The acquisition method is used in accounting for business combinations. The consideration transferred to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement.

Identifiable assets acquired and liabilities assumed are recognized in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the fair value fair of consideration transferred, over the sum of the recognized amount of any non-controlling interest in the acquiree and the acquisition-date fair values of identifiable net assets.

Intangible Assets

Acquired intangible assets are accounted for at acquisition cost less cumulative amortization and any impairment loss. Acquired intangible assets are amortized over their estimated useful lives of one to five years on a straight-line method. Intangible assets are reviewed for impairment whenever events or changes in circumstances such as, but not limited to, significant declines in revenue, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired.

Internal-Use Software

Costs related to customized internal-use software that have reached the development stage are capitalized. These capitalized costs include costs associated with our internal SAP solution, such as our licenses related thereto and the interfaces for, and testing of, this solution. Capitalization of such costs begins when the preliminary project stage is complete and stops when the project is substantially complete and is ready for its intended purpose. In making this determination, several analyses for each phase were performed, including analysis of the feasibility, availability of resources, intention to use and future economic benefits. Amortization of these costs begins when capitalization stops and is calculated on a straight-line basis over the assets’ useful lives estimated at three to five years. Other pre- and post-implementation costs related to our internal SAP solution have been expensed as incurred.

Our research and development efforts are focused on enhancing the performance of our solution and improving the efficiency of the services we deliver to our clients. All development costs, principally headcount-related costs, are expensed as management determines that technological feasibility is reached shortly before the release of products or feature development and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products or features are not material and accordingly are expensed as incurred.

Provisions

We recognize provisions in accordance with International Accounting Standard No. 37, Provisions, Contingent Liabilities and Contingent Assets, if the following three conditions are met: we have a present obligation (legal or constructive) towards a third-party that arises from an event prior to the closing date; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and the obligation amount can be estimated reliably. With respect to litigations and claims that may result in a provision to be recognized, we exercise significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

Share-Based Compensation

We account for share-based compensation in accordance with the authoritative guidance on share compensation. Under the fair value recognition provisions of this guidance, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated ordinary share fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the options, our expected share price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•

Fair value of our ordinary shares. Prior to the completion of our initial public offering, we estimated the fair value of ordinary shares as discussed in “—Ordinary Share Valuations” below. Following our initial public offering, we established a policy of using the closing sales price per ADS as quoted on Nasdaq on the date of grant for purposes of determining the fair value of ordinary shares with a floor value of 95% of the average of the closing sales price per ADS for the 20 trading days preceding the grant.

•

Expected term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the ordinary share option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

•

Expected volatility. As we did not have a trading history for our ordinary shares prior to our initial public offering, the expected share price volatility for our ordinary shares was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the ordinary share option grants. We did not rely on implied volatilities of traded options in our industry peers’ shares because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own ordinary share price becomes available.

•	Risk-free rate. The risk-free interest rate is based on the yields of France Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

Year Ended December 31,
	2011	2012	2013
Volatility	52.9% – 57.8%	50.2% – 52.5%	50.0% – 50.1%
Risk-free interest rate	2.62% – 3.76%	2.20% – 3.16%	1.80% – 2.40%
Expected life (in years)	8 years	8 years	8 years
Dividend yield	— %	— %	— %

Ordinary Share Valuations

The fair value of the ordinary shares underlying our share options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our ordinary shares underlying those options on the date of grant. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•	Contemporaneous third-party valuations performed at periodic intervals by a valuation firm conducted as of September 12, 2012, December 31, 2012, March 31, 2013 and July 31, 2013;

•	the prices, rights, preferences and privileges of our preferred shares relative to the ordinary shares;

•	the purchases of preferred shares by venture capital firms;

•	our operating and financial performance and forecast;

•	current business conditions;

•	significant new client wins;

•	our stage of development;

•	the likelihood of achieving a liquidity event for the ordinary shares underlying these share options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares;

•	the market performance of comparable publicly-traded technology companies; and

•	U.S. and global capital market conditions.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements applicable to us, see note 2 to our consolidated financial statements beginning on page F-1.

Results of Operations

We operate in one segment, internet display advertising services. The following table sets forth our selected consolidated statements of income data:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Consolidated Statements of Income Data:
Revenue	€143,562	€271,855	€443,960

Cost of revenue(1)
Traffic acquisition costs	(79,060)	(157,707)	(264,952)
Other cost of revenue	(5,690)	(12,662)	(21,956)

Gross profit	€58,812	€101,486	€157,052

Operating expenses(1)
Research and development	(8,786)	(14,285)	(32,175)
Sales and operations	(30,830)	(58,047)	(82,816)
General and administrative	(9,309)	(20,208)	(31,387)

Total operating expenses	(48,925)	(92,540)	(146,378)

Income from operations	9,887	8,946	10,674

Financial income (expense)	628	(1,559)	(6,868)

Income before taxes	10,515	7,387	3,806
Provision for income taxes	(4,391)	(6,556)	(2,413)

Net income	€6,124	€831	€1,393

(1)

Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense, and acquisition-related deferred price consideration as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Share-Based Compensation Expense:
Research and development	€(180)	€(429)	€(2,049)
Sales and operations	(899)	(1,800)	(2,801)
General and administrative	(316)	(1,327)	(2,026)

Total share-based compensation expense	€(1,395)	€(3,556)	€(6,876)

Pension Costs:
Research and development	€—	€—	€(109)
Sales and operations	—	—	(105)
General and administrative	(75)	(110)	(67)

Total service costs (pension)(1)	€(75)	€(110)	€(281)

Depreciation and Amortization Expense:
Cost of revenue	€(2,010)	€(3,648)	€(7,847)
Research and development(2)	(51)	(166)	(915)
Sales and operations	(227)	(847)	(1,792)
General and administrative	(239)	(107)	(566)

Total depreciation and amortization expense	€(2,527)	€(4,768)	€(11,119)

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Acquisition-related deferred price consideration:
Research and development	€—	€—	€(2,363)
Sales and operations	—	—	—
General and administrative	—	—	—

Total acquisition-related deferred price consideration	€—	€—	€(2,363)

(1)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.
(2)	Includes acquisition-related amortization of intangible assets of €350,000 as of December 31, 2013.

The following table sets forth our selected consolidated statements of income data expressed as a percentage of revenue:

	Year Ended December 31,
	2011	2012	2013
	(as a percentage of revenue)
Consolidated Statements of Income Data:
Revenue	100.0%	100.0%	100.0%

Cost of revenue(1)
Traffic acquisition costs	(55.1)	(58.0)	(59.7)
Other cost of revenue	(4.0)	(4.7)	(4.9)

Gross profit	41.0	37.3	35.4

Operating expenses(1)
Research and development	(6.1)	(5.3)	(7.2)
Sales and operations	(21.5)	(21.4)	(18.7)
General and administrative	(6.5)	(7.4)	(7.1)

Total operating expenses	(34.1)	(34.0)	(33.0)

Income from operations	6.9	3.3	2.4

Financial income (expense)	0.4	(0.6)	(1.5)

Income before taxes	7.3	2.7	0.9
Provision for income taxes	(3.1)	(2.4)	(0.5)

Net income	4.3%	0.3%	0.3%

(1)

Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense, and acquisition-related deferred price consideration expressed as a percentage of revenue as follows:

	Year Ended December 31,
	2011	2012	2013
	(as a percentage of revenue)
Share-Based Compensation Expense:
Research and development	(0.1)%	(0.2)%	(0.5)%
Sales and operations	(0.6)	(0.7)	(0.6)
General and administrative	(0.2)	(0.5)	(0.5)

Total share-based compensation expense	(1.0)%	(1.3)%	(1.5)%

	Year Ended December 31,
	2011	2012	2013
	(as a percentage of revenue)
Service Costs (Pension):
Research and development	—%	—%	(0.0)%
Sales and operations	—	—	(0.0)
General and administrative	(0.0)	(0.0)	(0.0)

Service costs (pension)(1)	(0.0)%	(0.0)%	(0.1)%

Depreciation and Amortization Expense:
Cost of revenue	(1.4)%	(1.3)%	(1.8)%
Research and development	(0.0)	(0.1)	(0.2)
Sales and operations	(0.2)	(0.3)	(0.4)
General and administrative	(0.2)	(0.0)	(0.1)

Total depreciation and amortization expense	(1.8)%	(1.8)%	(2.5)%

Acquisition-related deferred price consideration:
Research and development	—%	—%	(0.5)%
Sales and operations	—	—	—
General and administrative	—	—	—

Total acquisition-related deferred price consideration	—%	—%	(0.5)%

(1)	Effective January 1, 2012 actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region

The following table sets forth our revenue, traffic acquisition costs and revenue ex-TAC by geographic region, including the Americas (North and South America), Europe, Middle East and Africa, or EMEA, and Asia-Pacific:

		Year Ended December 31,
	Region	2011	2012	2013
		(in thousands)
Revenue:	Americas	€22,013	€67,787	€123,004
	EMEA	119,798	172,499	237,800
	Asia-Pacific	1,751	31,569	83,155

	Total	€143,562	€271,855	€443,960

Traffic acquisition costs:	Americas	€(13,705)	€(40,043)	€(75,306)
	EMEA	(64,320)	(100,706)	(140,416)
	Asia-Pacific	(1,035)	(16,958)	(49,230)

	Total	€(79,060)	€(157,707)	€(264,952)

Revenue ex-TAC: (1)	Americas	€8,308	€27,744	€47,698
	EMEA	55,478	71,793	97,385
	Asia-Pacific	716	14,611	33,925

	Total	€64,502	€114,148	€179,008

(1)

We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Please see footnotes 3 to the Other Financial and Operating Data table in “Item 3.A —Selected Financial Data” of this Annual Report on Form 20-F for more information. The above table also provides a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.

Years Ended December 31, 2011, 2012 and 2013

Revenue

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(in thousands)
Revenue	€143,562	€271,855	€443,960	89.4%	63.3%

2013 Compared to 2012

Revenue for 2013 increased €172.1 million, or 63.3% (or 73.6% on a constant currency basis), compared to 2012. This increase was the result of our rapid growth across all geographies. Our revenue in the Americas region increased 81.5% to €123.0 million for 2013 compared to 2012, as our solution continued to gain significant traction with large clients in the United States and as small and mid-size clients ramped-up. Our revenue in the EMEA region increased 37.9% to €237.8 million for 2013 compared 2012, primarily driven by increased penetration in our Western European core markets, including with mid-market clients. Our revenue in the Asia-Pacific region increased 163.4% to €83.2 million for 2013 compared to 2012, driven primarily by additional clients and publishers and the strengthening of the relationship with Yahoo! Japan. In 2013, revenue from new clients contributed 44.4% of the global year-over-year revenue growth while revenue from existing clients contributed 55.6% of the global year-over-year revenue growth.

Additionally, our €444.0 million of revenue in 2013 was negatively impacted by €28.0 million of currency fluctuations and particularly as a result of the strengthening of the euro compared to the Japanese Yen, Brazilian Real, U.S. Dollar and the British Pound.

2012 Compared to 2011

Revenue for 2012 increased €128.3 million, or 89.4% (or 83.9% on a constant currency basis), compared to 2011. This increase was the result of our rapid growth across all geographies. Our revenue in the Americas region increased 207.9% to €67.8 million for 2012 compared to 2011, as our solution gained significant traction with large clients in the United States. Our revenue in the EMEA region increased 44.0% to €172.5 million for 2012 compared 2011, primarily driven by increased penetration in our Western European core markets, including with mid-market clients. Our revenue in the Asia-Pacific region increased by an exponential factor to €31.6 million for 2012 compared to 2011, driven primarily by our recently launched Japanese operations. In 2012, revenue from new clients contributed 53% of the global year-over-year revenue growth while revenue from existing clients contributed 47% of the global year-over-year revenue growth.

Additionally, €7.8 million, or 2.9%, of our €271.9 million of revenue in 2012 was mainly due to the strengthening of the U.S. dollar and the British pound compared to the euro.

Cost of Revenue

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
Traffic acquisition costs	€(79,060)	€(157,707)	€(264,952)	99.5%	68.0%
Other cost of revenue	(5,690)	(12,662)	(21,956)	122.5	73.4
% of revenue	(59.0)%	(62.7)%	(64.6)%
Gross profit %	41.0%	37.3%	35.4%

2013 Compared to 2012

Cost of revenue for 2013 increased €116.5 million, or 68.4%, compared to 2012. This increase was primarily the result of a €107.2 million, or 68.0% (or 78.8% on a constant currency basis), increase in traffic acquisition costs and a €9.3 million, or 73.4% (or 82.4% on a constant currency basis), increase in other cost of revenue.

The increase in traffic acquisition costs related primarily to the 169.0% increase in the number of our purchased impressions to support our revenue growth, in particular from real-time time bidding exchanges and to a lesser extent from our publisher marketplace, or PuMP. The increase in other cost of revenue related primarily to a €5.3 million increase in hosting costs, a €4.2 million increase in allocated depreciation and amortization expense and a €0.1 million increase in other cost of sales, partially offset by a €0.3 million decrease in data acquisition costs.

Our gross profit percentage decreased to 35.4% in 2013 compared to 37.3% for 2012. This decrease resulted primarily from a 2.9 percentage point increase in TAC as a percentage of revenue across all regions. Our traffic acquisition costs have increased as a percentage of our revenue, particularly in Asia-Pacific, as a consequence of the priority we have given to maximizing scale and liquidity of our solution over a gross profit based focus. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. Other cost of revenue also increased by 4.3% as a percentage of revenue.

2012 Compared to 2011

Cost of revenue for 2012 increased €85.6 million, or 101.0%, compared to 2011. This increase was primarily the result of a €78.6 million, or 99.5% (or 93.6% on a constant currency basis), increase in traffic acquisition costs and a €7.0 million, or 122.5% (or 114.3% on a constant currency basis), increase in other cost of revenue.

The increase in traffic acquisition costs related primarily to the 107.2% increase in the number of our purchased impressions to support our revenue growth, in particular from real-time time bidding exchanges and to a lesser extent from our publisher marketplace, or PuMP. The increase in other cost of revenue related primarily to a €3.5 million increase in hosting costs, a €1.5 million increase in data acquisition costs, a €1.6 million increase in allocated depreciation and amortization expense and a €0.4 million increase in other cost of sales.

Our gross profit percentage decreased to 37.3% in 2012 compared to 41.0% for 2011. This decrease resulted primarily from a 2.9 percentage point increase in TAC as a percentage of revenue, primarily due to the increase in TAC as a percentage of revenue in EMEA partially offset by decreases in the Americas and to a lesser extent in Asia-Pacific. Our traffic acquisition costs have increased, including in EMEA, as a percentage of our revenue as a consequence of the priority we have given to maximizing scale and liquidity of our solution over a gross margin based focus. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. Other cost of revenue also increased by 0.7% as a percentage of revenue.

Research and Development Expense

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(in thousands)
Research and development	€(8,786)	€(14,285)	€(32,175)	62.6%	125.2%
% of revenue	(6.1)%	(5.3)%	(7.2)%

2013 Compared to 2012

Research and development expense for 2013 increased €17.9 million, or 125.2%, compared to 2012. This increase was primarily the result of a €14.8 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, acquisition-related deferred price consideration of €2.3 million, a €1.4 million increase in subcontracting and other headcount-related costs, a €1.0 million increase in allocated rent and facilities costs, a €0.7 million increase in allocated depreciation and amortization expense and a €0.5 million increase in events and other costs, partially offset by a €0.4 million decrease in provisions for tax reassessments expense and a €0.1 million decrease in consulting and professional fees.

2012 Compared to 2011

Research and development expense for 2012 increased €5.5 million, or 62.6%, compared to 2011. This increase was primarily the result of a €2.7 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €1.4 million increase in allocated rent and facilities costs, a €1.0 million increase in subcontracting and other headcount-related costs, a €0.3 million increase in consulting and professional fees, a €0.2 million increase in events and other costs and a €0.1 million increase in allocated depreciation and amortization expense, partially offset by a €0.3 million decrease in provisions for tax reassessments expense.

Sales and Operations Expense

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
Sales and operations	€(30,830)	€(58,047)	€(82,816)	88.3%	42.7%
% of revenue	(21.5)%	(21.4)%	(18.7)%

2013 Compared to 2012

Sales and operations expense for 2013 increased €24.8 million, or 42.7%, compared to 2012. This increase was primarily a result of a €11.9 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €2.6 million increase in subcontracting and other headcount-related costs, a €1.3 million increase in events, a €1.0 million increase in consulting and professional fees, a €0.9 million increase in allocated depreciation and amortization expense, a €0.4 million increase in allocated rent and facilities costs and a €6.7 million increase in other expenses. The €6.7 million increase in the other expenses is mainly due to a €6.0 million increase in taxes in Brazil, €3.1 million relating to settlement of large intercompany open balances and €2.9 million as a result of increased business activity in Brazil.

2012 Compared to 2011

Sales and operations expense for 2012 increased €27.2 million, or 88.3%, compared to 2011. This increase was primarily a result of a €16.3 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €3.4 million increase in subcontracting and other headcount-related costs, and a €2.9 million increase in allocated rent and facilities costs, a €1.2 million increase in marketing costs, a €0.6 million increase in allocated depreciation and amortization expense, a €0.7 million increase in our allowance for doubtful accounts and a €2.1 million increase in other expenses.

General and Administrative Expense

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
General and administrative	€(9,309)	€(20,208)	€(31,387)	117.1%	55.3%
% of revenue	(6.5)%	(7.4)%	(7.1)%

2013 Compared to 2012

General and administrative expense for 2013 increased €11.2 million, or 55.3%, compared to 2012. This increase was primarily a result of a €5.2 million increase in salaries, bonuses, share-based compensation, pension benefits and other personnel costs primarily due to increased headcount in this function, a €3.0 million increase in subcontracting and other headcount-related costs, a €1.2 million increase in event costs, a €0.9 million increase in allocated rent and facilities costs, a €0.5 million increase in allocated depreciation and amortization expense and a €0.4 million in other expenses.

2012 Compared to 2011

General and administrative expense for 2012 increased €10.9 million, or 117.1%, compared to 2011. This increase was primarily a result of a €5.1 million increase in salaries, bonuses, share-based compensation, pension benefits and other personnel costs primarily due to increased headcount in this function, including the hiring of certain executives in 2012, a €2.3 million increase in consulting and professional fees partially related to the preparation to become and operate as a public company, a €2.6 million increase in subcontracting and other headcount-related costs and a €0.9 million increase in allocated rent and facilities costs, partially offset by a €0.1 million decrease in allocated depreciation and amortization expense.

Financial Income (Expense)

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
Financial income (expense)	€628	€(1,559)	€(6,868)	(348.2)%	340.5%
% of revenue	0.4%	(0.6)%	(1.5)%

2013 Compared to 2012

Financial income (expense) for 2013 increased by €5.3 million, or 340.5%, compared to 2012. The significant foreign exchange loss for the year ended December 31, 2013 is primarily due to a strengthening of the euro compared to the Japanese Yen, Brazilian Real and U.S. dollar and arises on the settlement or translation by our foreign subsidiaries whose functional currency is not euros for their monetary statement of financial position items into their functional currency. Criteo K.K. (Japan), Criteo Corp. (United States) and Criteo do Brasil’s (Brazil) are the primary contributors especially due to translation of their payable balances in euros.

2012 Compared to 2011

Financial income (expense) for 2012 increased by €2.2 million, or 348.2%, compared to 2011. This increase consists primarily of exchange differences arising out of the settlement or translation into local currency of monetary balance sheet items labeled in euros. Criteo K.K. (Japan), Criteo Corp. (United States) and Criteo do Brasil LTDA (Brazil) are the primary contributors especially due to their payable balances in euros.

Provision for Income Taxes

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
Provision for income taxes	€(4,391)	€(6,556)	€(2,413)	49.3%	(63.2)%
% of revenue	(3.1)%	(2.4)%	(0.5)%
Effective tax rate	41.8%	88.8%	63.4%

2013 Compared to 2012

The provision for income taxes for 2013 decreased €4.1 million, or 63.2%, compared to 2012. The annual effective tax rate for 2013 was 63.4%, compared to an annual effective tax rate of 88.8% for 2012. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of the domestic tax deduction applicable to technology royalty income we received from our subsidiaries, differences in tax rates in foreign jurisdictions and non-deductible losses at certain of our foreign subsidiaries and share-based compensation expense.

In 2013 our effective tax rate and provision for income taxes decreased compared to 2012 primarily due to the partial recognition of the tax losses of our U.S subsidiary. Based on the projected taxable profit within the next three years, we determined that it is now probable that future taxable profit will be available against which the tax losses and tax credits can be utilized. Therefore, deferred tax assets were recognized for €2.4 million as of December 31, 2013. Furthermore, the initial tax regime elected in Brazil was changed at the beginning of 2013, and the subsidiary’s results are now taxed on realized profits, rather than on presumptive profits, which resulted in a decrease of €1.8 million in taxes for 2013. Finally, we had a €0.8 million decrease in taxes as a result of the utilization of previously unrecognized tax losses on our UK subsidiary. These decreases were partially offset by a €1.1 million increase in taxes related to our share-based compensation expense, for which no deferred taxes are recognized, and a decrease of €0.9 million in 2013 as compared to 2012 in the tax deduction resulting from technology royalty income we received from our subsidiaries as well as other factors contributing to an aggregate year-over-year €4.1 million decrease in the provision for income taxes. Please see note 10 to our consolidated financial statements for more detailed information on the provision for income taxes.

As of December 31, 2013, we had €13.5 million of unrecognized deferred tax assets arising from tax losses, €10.0 million of which are attributable to our U.S. subsidiary and €1.8 million attributable to our Brazilian subsidiary. We will review the determination not to recognize these deferred tax assets and the probability of utilization of these net operating losses in the future at year end 2014 in light of the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events. This analysis will be carried out in each tax jurisdiction where we have significant operations, and our expectations for growth, especially in the United States, may result in the recognition of additional deferred tax assets. Should we determine that recognition of additional deferred tax assets is appropriate, such recognition would likely continue reducing our effective tax rate.

2012 Compared to 2011

The provision for income taxes for 2012 increased €2.2 million, or 49.3%, compared to 2011. The annual effective tax rate for 2012 was 88.8%, compared to an annual effective tax rate of 41.8% for 2011. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of the domestic tax deduction applicable to technology royalty income we received from our subsidiaries, differences in tax rates in foreign jurisdictions and non-deductible losses at certain of our foreign subsidiaries and share-based compensation expense.

In 2012 our effective tax rate and provision for income taxes increased compared to 2011 primarily due to our inability to recognize the tax losses of certain of our subsidiaries (particularly in the United States and the United Kingdom) that had a year-over-year tax impact of €2.6 million in 2012 as compared to 2011. In addition, our 2012 provision for income taxes was impacted by a €0.7 million increase as compared to 2011 in taxes related to our share-based compensation expense, for which no related deferred taxes are recognized, and differences in tax regimes in foreign jurisdictions as compared to France, particularly in Brazil, where, due to an election by us to utilize the presumptive profits tax regime, taxes were €1.2 million higher in 2012 as compared to 2011. These increases were partially offset by our CIR tax credit, a non-taxable income item which was €0.3 million higher in 2012 as compared to 2011, an increase of €1.5 million in 2012 as compared to 2011 in the tax deduction resulting from technology royalty income we received from our subsidiaries as well as other factors contributing to an aggregate year-over-year €0.4 million decrease in the provision for income taxes. Please see note 10 to our consolidated financial statements for more detailed information on the provision for income taxes.

As of December 31, 2012, we had €9.2 million of unrecognized deferred tax assets arising from tax losses, €8.3 million of which are attributable to our U.S. subsidiary.

Net Income

	Year Ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
Net Income	€6,124	€831	€1,393	(86.4)%	67.6%
% of revenue	4.3%	0.3%	0.3%

2013 Compared to 2012

Net income for 2013 increased €0.6 million, or 67.6% (or a decrease of 41.6% on a constant currency basis), compared to 2012. This increase was the result of the factors discussed above and particularly a €1.7 million increase in income from operations as well as a €4.1 million decrease in provision for income taxes compared to 2012, partially offset by a €5.3 million increase in financial expense.

2012 Compared to 2011

Net income for 2012 decreased €5.3 million, or 86.4% (or 66.1% on a constant currency basis), compared to 2011. This decrease was the result of the factors discussed above and particularly a €0.9 million decrease in income from operations as well as a €2.2 million increase in financial expense and a €2.2 million increase in provision for income taxes compared to 2011.

Constant Currency Reconciliation

Information in this Annual report on Form 20-F with respect to results presented on a constant currency basis was calculated by translating current period results at prior period average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends. Below is a table which reconciles the actual results presented in this section with the results presented on a constant currency basis:

	Year ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
Revenue as reported	€143,562	€271,855	€443,960	89.4%	63.3%
Conversion impact euro/other currencies	1,290	(7,835)	27,985	(5.5)	(457.2)

Revenue at constant currency	144,852	264,020	471,945	83.9	78.8

Traffic acquisition costs as reported	79,060	157,707	264,952	99.5	68.0
Conversion impact euro/other currencies	800	(4,653)	17,033	5.9	(466.1)

Traffic acquisition costs at constant currency	79,860	153,054	281,985	93.6	84.2

	Year ended December 31,			% Change
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(euros in thousands)
Revenue ex-TAC as reported	64,502	114,148	179,008	77.0	56.8
Conversion impact euro/other currencies	490	(3,183)	10,952	(5.0)	(444.1)

Revenue ex-TAC at constant currency	64,992	110,965	189,960	72.0	71.2

Other cost of revenue as reported	5,690	12,662	21,956	122.5	73.4
Conversion impact euro/other currencies	84	(467)	1,139	(8.2)	(343.9)

Other cost of revenue at constant currency	€5,774	€12,195	€23,095	114.3%	89.4%

Quarterly Results of Operations

The following tables set forth our unaudited consolidated statement of income data for the last eight quarters, as well as the percentage of revenue for each line item shown. We derived this information from our unaudited interim consolidated financial information, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. The quarterly results of operations have been prepared by, and are the responsibility of, our management and have not been audited or reviewed by our independent registered public accounting firm. You should read these data together with our consolidated financial statements and related notes beginning on page F-1.

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands)
Consolidated Statements of Income Data:
Revenue	€56,493	€56,650	€72,142	€86,570	€94,860	€99,400	€113,811	€135,889
Cost of revenue(1)
Traffic acquisition costs	(31,847)	(31,794)	(42,826)	(51,240)	(57,553)	(59,369)	(66,996)	(81,034)
Other cost of revenue	(2,171)	(2,494)	(3,150)	(4,847)	(5,172)	(5,708)	(4,742)	(6,334)

Gross profit	€22,475	€22,362	€26,166	€30,483	€32,134	€34,324	€42,073	€48,521

Operating expenses(1)
Research and development	(2,711)	(3,670)	(3,647)	(4,258)	(6,252)	(6,942)	(9,008)	(9,973)
Sales and operations	(11,181)	(14,859)	(14,456)	(17,551)	(17,296)	(22,787)	(20,427)	(22,306)
General and administrative	(2,883)	(4,149)	(5,906)	(7,270)	(7,536)	(7,659)	(6,919)	(9,273)

Total operating expenses	(16,775)	(22,678)	(24,009)	(29,079)	(31,084)	(37,388)	(36,354)	(41,552)

Income (loss) from operations	5,700	(316)	2,156	1,405	1,051	(3,064)	5,719	6,969

Financial income (expense)	427	(108)	(231)	(1,647)	246	(2,791)	(1,054)	(3,269)

Income (loss) before taxes	6,127	(424)	1,925	(242)	1,297	(5,855)	4,665	3,700
(Provision for) benefit from income taxes	(1,701)	(34)	(330)	(4,491)	(590)	236	(1,627)	(432)

Net income (loss)	€4,427	€(460)	€1,596	€(4,733)	€707	€(5,619)	€3,038	€3,268

Other Financial Data:
Revenue ex-TAC(2)	€24,646	€24,856	€29,316	€35,330	€37,307	€40,031	€46,815	€54,855
Adjusted EBITDA(3)	€6,897	€1,667	€4,385	€4,430	€4,556	€685	€11,568	€14,504
Average revenue per employee(4)		$519	$567	$601	$597	$625	$723	$780

(1)

Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense and acquisition related deferred price consideration as follows:

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands)
Share-Based Compensation Expense:
Research and development	€(32)	€(103)	€(110)	€(184)	€(281)	€(278)	€(909)	€(581)
Sales and operations	(94)	(608)	(449)	(649)	(599)	(227)	(683)	(1,292)
General and administrative	(101)	(373)	(314)	(539)	(645)	(685)	(237)	(459)

Total share-based compensation expense	€(227)	€(1,084)	€(872)	€(1,372)	€(1,525)	€(1,190)	€(1,829)	€(2,332)

Service costs (pension):
Research and development	€—	€—	€—	€—	€—	€(67)	€(25)	€(17)
Sales and operations	—	—	—	—	—	(58)	(26)	(21)
General and administrative	(59)	(31)	(16)	(4)	(91)	45	(16)	(5)

Total service costs (pension) (a)	€(59)	€(31)	€(16)	€(4)	€(91)	€(45)	€(67)	€(43)

Depreciation and amortization expense:
Cost of revenue	€(735)	€(596)	€(1,014)	€(1,303)	€(1,364)	€(1,779)	€(2,007)	€(2,696)
Research and development	(22)	(59)	(33)	(52)	(152)	(77)	(168)	(518)
Sales and operations	(137)	(177)	(274)	(259)	(252)	(501)	(516)	(523)
General and administrative	(15)	(38)	(19)	(35)	(122)	(122)	(160)	(162)

Total depreciation and amortization expense	€(909)	€(870)	€(1,340)	€(1,649)	€(1,890)	€(2,479)	€(2,851)	€(3,899)

Acquisition-related deferred price consideration:
Research and development	€—	€—	€—	€—	€—	€—	€(1,102)	€(1,261)
Sales and operations	—	—	—	—	—	—	—	—
General and administrative	—	—	—	—	—	—	—	—

Total acquisition related deferred price consideration	€—	€—	€—	€—	€—	€—	€(1,102)	€(1,261)

(2)

We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for more information. Below is a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands)
Reconciliation of Revenue ex-TAC to Revenue:
Revenue	€56,493	€56,650	€72,142	€86,570	€94,860	€99,400	€113,811	€135,889
Adjustment:
Traffic acquisition costs	(31,847)	(31,794)	(42,826)	(51,240)	(57,553)	(59,369)	(66,996)	(81,034)

Revenue ex-TAC	€24,646	€24,856	€29,316	€35,330	€37,307	€40,031	€46,815	€54,855

(3)

We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for more information. Below is a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Income:
Net income (loss)	€4,427	€(460)	€1,596	€(4,733)	€706	€(5,619)	€ 3,038	€ 3,268
Adjustments:
Financial Income (expense)	427	(108)	(231)	(1,647)	246	(2,791)	(1,054)	(3,269)
(Provision for) benefit from income taxes	(1,701)	(34)	(330)	(4,491)	(590)	236	(1,627)	(432)
Share-based compensation expense	(227)	(1,084)	(872)	(1,372)	(1,525)	(1,190)	(1,829)	(2,332)
Service costs (pension)	(59)	(31)	(16)	(4)	(91)	(80)	(67)	(43)
Depreciation and amortization expense	(909)	(870)	(1,340)	(1,649)	(1,890)	(2,479)	(2,851)	(3,899)
Acquisition–related deferred price consideration	—	—	—	—	—	—	(1,102)	(1,261)

Total net adjustments	(2,470)	(2,127)	(2,789)	(9,163)	(3,850)	(6,304)	(8,530)	(11,236)

Adjusted EBITDA	€6,897	€1,667	€4,385	€4,430	€4,556	€685	€11,568	€14,504

(4)

Represents revenue on a trailing 12 month basis measured from the applicable period divided by our average number of employees per quarter (which is calculated based on the total number of employees at the end of the prior month and the current month divided by two). Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(as a percentage of revenue)
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue
Traffic acquisition costs	(56.4)	(56.1)	(59.4)	(59.2)	(60.7)	(59.7)	(58.9)	(59.6)
Other cost of revenue	(3.8)	(4.4)	(4.4)	(5.6)	(5.5)	(5.7)	(4.2)	(4.7)

Gross profit	39.8	39.5	36.3	35.2	33.9	34.5	37.0	35.7

Operating expenses
Research and development	(4.8)	(6.5)	(5.1)	(4.9)	(6.6)	(7.0)	(7.9)	(7.3)
Sales and operations	(19.8)	(26.2)	(20.0)	(20.3)	(18.2)	(22.9)	(17.9)	(16.4)
General and administrative	(5.1)	(7.3)	(8.2)	(8.4)	(7.9)	(7.7)	(6.1)	(6.8)

Total operating expenses	(29.7)	(40.0)	(33.3)	(33.6)	(32.8)	(37.6)	(31.9)	(30.6)

Income (loss) from operations	10.1	(0.6)	3.0	1.6	1.1	(3.1)	5.0	5.1

Financial income (expense)	0.8	(0.2)	(0.3)	(1.9)	0.3	(2.8)	(0.9)	(2.4)

Income (loss) before taxes	10.8	(0.7)	2.7	(0.3)	1.4	(5.9)	4.1	2.7

(Provision for) benefit from income taxes	(3.0)	(0.1)	(0.5)	(5.2)	(0.6)	0.2	(1.4)	(0.3)

Net income (loss)	7.8%	0.8%	2.2%	(5.5)%	0.7%	(5.7)%	2.7%	2.4%

Other Financial Data:
Revenue ex-TAC(1)	43.6%	43.9%	40.6%	40.8%	39.3%	40.3%	41.1%	40.4%
Adjusted EBITDA(2)	12.2%	2.9%	6.1%	5.1%	4.8%	0.7%	10.2%	10.7%

(1)

We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for more information.

(2)

We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for more information.

B. Liquidity and Capital Resources.

Working Capital

The following table summarizes our cash, cash equivalents and short-term investments, accounts receivable and working capital for the periods indicated:

	As of December 31,
	2011	2012	2013
	(in thousands)
Cash, cash equivalents and short-term investments	€16,382	€43,262	€234,343
Trade receivables, net of allowances for doubtful accounts	33,423	60,685	87,643
Working capital(1)	6,766	2,884	(10,004)

(1)	We define working capital as current assets less current liabilities.

Our cash and cash equivalents at December 31, 2013 were held for working capital purposes. The significant increase in cash and cash equivalents is primarily due to the net proceeds from the initial public offering received in November 2013. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit accounts and money market funds that are currently providing only a minimal return. To mitigate the risk of exposure to exchange rate fluctuations in respect of the proceeds of our initial public offering which were received in U.S. dollars, we have determined a hedging strategy that is described in note 4 of our consolidated financial statements.

Sources of Liquidity

Prior to our initial public offering, we funded our operations principally through private placements of our capital shares, cash flows from operations and bank borrowings. We also benefited to a much lesser extent from the proceeds of the exercise of share options and warrants and expect to continue to do so in the future, as such securities are exercised by holders.

Since our inception, we raised a total of €47.0 million, net of costs and expenses, from the sale of preferred shares through four private placements. In November 2013 we received aggregate net proceeds of €197.0 million ($269.0 million) from our initial public offering.

We are party to two loan agreements with Caisse D’Epargne et de Prévoyance d’Auvergne et du Limousin, or CEPAL, providing an aggregate of €3.6 million, consisting of a €2.5 million loan to finance certain capital expenditures and a €1.1 million loan to finance our SAP licenses. The €2.5 million CEPAL loan bears interest at fixed rate of 2.65% per annum. The €1.1 million CEPAL loan bears interest at 2.50% per annum. The combined outstanding principal and interest for each CEPAL loan are payable in equal monthly installments based upon the applicable date of such loan. Each CEPAL loan matures in 2015. At December 31, 2013, €2.2 million was outstanding on the CEPAL loans.

We are also party to two loan agreements with Le Crédit Lyonnais, or LCL, one of which was entered into in June 2013, providing an aggregate of €10.5 million, consisting of a €2.5 million loan and a €8.0 million loan to finance our capital expenditures. The €2.5 million LCL loan bears interest at fixed rate of 2.4% per annum. The €8.0 million LCL loan bears interest at 2.3% per annum. The combined outstanding principal and interest for each LCL loan are payable in equal monthly installments based upon the applicable date of such loan. The €2.5 million LCL loan matures in 2015 and the €8.0 million LCL loan matures in 2016. As of December 31, 2013, €8.4 million was outstanding on the LCL loans.

All of these loans are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

We are also party to short-term credit line and overdraft facilities with HSBC plc, LCL and Credit Industriel et Commercial, or CIC. Under these facilities, we may draw up to a maximum of €9.4 million collectively. Any loans or overdraft under these short-term facilities bear interest based on the one month EURIBOR rate or three month EURIBOR rate. As these facilities are exclusively short term credit and overdrafts facilities, our banks have the ability to terminate such facilities on short notice. All of these short-term facilities are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants. None of these short-term credit lines were drawn as of December 31, 2013.

In February 2014, we entered into two loan agreements with Bpifrance Financement (French Public Investment Bank) to support our development. The first agreement is a fixed rate seven-year term loan for €3.0 million. This amount will be amortized quarterly after a two-year period. The interest rate will be determined based on the French State Long Term rate published the month before the drawing (that shall not occur after May 20, 2014). The second agreement is a three-year revolving credit facility for a maximum amount of €3.0 million in the first year, and decreasing by €1.0 million in each subsequent year. The interest rate is Euribor 3 months plus a 0.70% margin. A 0.30% commitment fee is due on a quarterly basis depending on the amount used.

Operating and Capital Expenditure Requirements

In 2012 and 2013, our actual capital expenditures were €13.6 million and €22.0 million, respectively, primarily with respect to the acquisition of data center and servers equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations.

As part of our strategy to build upon our market and technology leadership, on July 11, 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company for €5.5 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) in upfront cash plus €3.7 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) payable in cash over a three-year period. €1.1 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) of the upfront cash was placed into escrow for a period of 12 months to secure certain indemnification obligations of the selling shareholders. The upfront portion of the cash purchase price was funded using cash on hand.

On February 20, 2014, we announced we acquired 100% of the equity of Tedemis S.A., a leading provider of real-time personalized email marketing solutions that help advertisers turn web visitors into customers, for €17.0 million in upfront cash plus €4.0 million payable in cash over a two-year period if certain milestones are met. The upfront portion of the cash purchase price was funded using cash on hand.

We believe our existing cash balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months. During this period, we expect our capital expenditure requirements to be approximately €38.5 million. Furthermore, our existing cash balances will allow us to finance the Tedemis deferred price consideration of €4.0 million payable in cash over a two-year period if certain milestones are met.

Our future working capital requirements will depend on many factors, including the rate of our revenue growth, the amount and timing of our investments in personnel and capital equipment, and the timing and extent of our introduction of new products and product enhancements. If our cash and cash equivalents balances and cash flows from operating activities are insufficient to satisfy our liquidity requirements, we may need to raise additional funds through equity, equity-linked or debt financings to support our operations, and such financings may not be available to us on acceptable terms, or at all. We may also need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies, assets or products. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing will be dilutive to our shareholders.

Historical Cash Flows

The following table sets forth our cash flows for 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cash flows provided by operating activities	€6,967	€11,812	€24,705
Cash used in investing activities	(6,525)	(19,610)	(28,133)
Cash provided by financing activities	241	35,903	196,716

Operating Activities

Cash provided by operating activities is primarily influenced by the increase in the number of clients using our solutions and by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business. Cash provided by operating activities has typically been generated from net profit and by changes in our operating assets and liabilities, particularly in the areas of accounts receivable and accounts payable and accrued expenses, adjusted for non-cash and non-operating expense items such as depreciation, amortization and share-based compensation, deferred tax assets and income taxes.

In 2013, net cash provided by operating activities was €24.7 million and consisted of a net profit of €1.4 million, €21.5 million in adjustments for non-cash and non-operating items and €13.0 million of cash provided by working capital, partially offset by €11.2 million of income taxes paid during 2013. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €12.2 million, share-based compensation expense of €6.9 million, €(3.7) million of changes in deferred tax assets and €6.1 million of accrued income taxes. The €9.5 million increase in cash resulting from changes in working capital primarily consisted of an increase in operating cash flow due to a €3.4 million increase in accounts payable and a €11.4 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees. This was partially offset by an increase in accounts receivable of €2.4 million, primarily driven by increased revenue during the year as we continue to expand our operations and an increase in the average days outstanding of our accounts receivable. Prepaid expenses, VAT receivables, and other current assets also increased by €3.0 million, primarily the result of an increase in our revenue and an increase in transaction costs to be recognized as a deduction from equity in the context of our initial public offering and to a lesser extent, an increase in office rental advance payments.

In 2012, net cash provided by operating activities was €11.8 million and consisted of a net profit of €0.8 million, €15.9 million in adjustments for non-cash and non-operating items and €3.4 million of cash provided by working capital, partially offset by €8.4 million of income taxes paid during 2012. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €5.8 million, share-based compensation expense of €3.6 million, €0.2 million of changes in deferred tax assets and €6.3 million of accrued income taxes. The €3.4 million increase in cash resulting from changes in working capital primarily consisted of an increase in operating cash flow due to a €30.3 million increase in accounts payable and a €4.8 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees. This was partially offset by an increase in accounts receivable of €29.0 million, primarily driven by increased revenue during the year as we continue to expand our operations and an increase in the average days outstanding of our accounts receivable, an increase in prepaid expenses, VAT receivables, and other current assets of €2.6 million, primarily the result of an increase in our revenue and an increase in advance payments made for rental expenses in our subsidiaries where new offices have been opened.

In 2011, net cash provided by operating activities was €7.0 million and consisted of a net profit of €6.1 million, €9.1 million in adjustments for non-cash and non-operating items, partially offset by €5.5 million of cash used in working capital and €2.8 million of income taxes paid during 2011. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €3.4 million, share-based compensation expense of €1.4 million and €4.5 million of accrued income taxes partially offset by a €0.2 million reduction in deferred tax assets. The €5.5 million decrease in cash resulting from changes in working capital primarily consisted of increase in accounts receivable of €17.9 million, primarily driven by increased revenue during the year as we continue to expand our operations, an increase in prepaid expenses, VAT receivables and other current assets of €1.3 million, primarily the result of the increase in our revenue and an increase in advance payments made for rental expenses in our subsidiaries where new offices have been opened. This was partially offset by an increase in operating cash flow due to a €10.4 million increase in accounts payable and a €3.2 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees.

Investing Activities

Our investing activities have consisted primarily of purchases of property and equipment.

In 2013, net cash used in investing activities was €28.1 million and consisted of €22.0 million for purchases of property and equipment, € 5.4 million related to the Ad-X acquisition, a €0.5 million interest-bearing bank deposit that has been pledged in relation with a guaranty provided by the depositary bank with regards to the 2008 and 2009 tax reassessment and €0.2 million security deposit related to our new premises in Japan.

In 2012, net cash used in investing activities was €19.6 million and consisted of €13.6 million for purchases of property and equipment, a €5.6 million interest-bearing bank deposit that has been pledged for the lease for our principal executive offices and €0.4 million for other security deposits for office spaces for certain of our subsidiaries.

In 2011, net cash used in investing activities was €6.5 million and consisted of €6.4 million for purchases of property and equipment and €0.1 million for security deposits for office spaces for certain of our subsidiaries.

Financing Activities

Prior to our initial public offering, our financing activities have consisted primarily of the issuance of preferred shares, proceeds from the exercise of share options and warrants, and borrowings and repayments under our credit facilities.

In 2013, net cash provided by financing activities was €196.7 million and consisted primarily of €192.2 million of net proceeds from our initial public offering, €8.0 million from borrowings under a new credit facility, partially offset by repayments of €3.5 million under our credit facilities.

In 2012, net cash provided by financing activities was €35.9 million and consisted of €30.1 million from the issuance of our Series D preferred shares, €6.1 million from borrowings under our credit facilities and €0.2 million from other financial liabilities, partially offset by repayments of €0.4 million under our credit facilities.

In 2011, net cash provided by financing activities was €0.2 million and consisted of €0.5 million from the exercise of share options, partially offset by repayments of €0.2 million under our then existing credit facilities.

C. Research and Development, Patents and Licenses, etc.

We invest substantial resources in research and development to enhance our solution and technology infrastructure, develop new features, conduct and quality assurance testing and improve our core technology. Our engineering group is primarily located in research and development centers in Paris, France and Palo Alto, California. We expect to continue to expand capabilities of our technology in the future and to invest significantly in continued research and development efforts. We had 192 employees primarily engaged in research and development at December 31, 2013. Research and development expense totaled €8.8 million, €14.3 million and €32.2  million for 2011, 2012 and 2013, respectively.

D. Trend Information.

Key Metrics

We review three key metrics to help us monitor the performance of our business and to identify trends affecting our business. These key metrics include number of clients, revenue ex-TAC, and adjusted earnings before interest, tax, depreciation and amortization, share-based compensation, service cost (pension) and acquisition-related deferred price consideration, or Adjusted EBITDA. We believe these metrics are useful to understanding the underlying trends in our business. The following table summarizes our key metrics for 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(euros in thousands)
Number of clients	1,638	3,297	5,072
Revenue ex-TAC	€64,502	€114,148	€179,008
Adjusted EBITDA	€13,884	€17,380	€31,313

Number of Clients

We define a client to be a unique party from whom we have received an insertion order and delivered an advertisement during the previous 12 months. We believe this criteria best identifies clients who are actively using our solution. We count specific brands or divisions within the same business as distinct clients so long as those entities have separately signed insertion orders with us. On the other hand, we count a client who runs campaigns in multiple geographies as a single client, even though multiple insertion orders may be involved. When the insertion order is with an advertising agency, we generally consider the client on whose behalf the advertising campaign is conducted as the “client” for purposes of this calculation. In the event a client has its advertising spend with us managed by multiple agencies, that client is counted as a single client.

We believe that our ability to increase the number of clients using our solution is an important indicator of our ability to grow revenue over time. While our client count has increased over time, this metric can also fluctuate from quarter to quarter due to the seasonal trends in advertising spend of our clients and timing and amount of revenue contribution from new clients. Therefore, there is not necessarily a direct correlation between a change in clients in a particular period and an increase or decrease in our revenue.

Revenue ex-TAC

We consider revenue ex-TAC as a key measure of our business activity. Our traffic acquisition costs primarily consist of purchases of impressions from publishers on a cost per thousand impressions, or CPM, basis.

Our management views our revenue ex-TAC as a key measure to evaluate, plan and make decisions on our business activities and sales performance. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a discussion of the limitations of revenue ex-TAC and a reconciliation of revenue ex-TAC to revenue, the most comparable IFRS measure, for 2010, 2011, 2012 and 2013.

Adjusted EBITDA

Adjusted EBITDA represents our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by management to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most comparable IFRS measure, for 2010, 2011, 2012 and 2013.

Highlights and Trends

Revenue

Our revenue for 2013 was €444.0 million, a 63.3% increase over 2012. The increase in revenue over this period was due to new client penetration and the expansion of our business with existing clients in all of our geographic regions, including, the Americas, Europe, the Middle East and Africa, which we refer to as EMEA, and Asia-Pacific. Specifically, this increase in revenue was primarily due to our continued expansion in the Americas and Asia-Pacific regions where our revenue increased by 81.5% and 163.4% respectively for 2013 over 2012.

We believe the global scale of our operations has been a significant contributor to our historical growth. Additionally, we believe significant opportunities exist for us to continue to grow our business in our existing markets and to expand our business into new markets. Specifically, we believe that the Americas and Asia-Pacific regions offer the greatest geographic opportunity for our revenue growth, including both in new and existing markets and both with new and existing clients. As a result, we expect international expansion to continue to be a strong contributing factor to our revenue growth. However, as we further increase our penetration in new markets, we may not be able to maintain our current growth rates.

Revenue ex-TAC

We are focused on maximizing our revenue ex-TAC on an absolute basis. We believe this focus builds sustainable long-term value for our business by fortifying a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. As part of this focus we are continuing to invest in building relationships with direct publishers, and increasing access to leading advertising exchanges, which includes purchasing advertising inventory that may have lower margins on an individual impression basis, but generates incremental revenue ex-TAC. We believe this strategy maximizes the growth of our revenue ex-TAC on an absolute basis and strengthens our market position. We expect our traffic acquisition costs to continue to increase on an absolute basis as we continue to grow our revenue and as a percentage of revenue for the foreseeable future as we continue to invest in building liquidity and long-term value for our shareholders over optimizing near-term gross margins.

Our revenue ex-TAC for 2013 was €179.0 million, a 56.8% increase over 2012 (or 66.4% on a constant currency basis). This increase reflects strong growth momentum across all regions as we have expanded our presence in our core markets and have penetrated new markets. In particular, revenue ex-TAC increased by 71.9% in the Americas for 2013 compared to 2012 primarily driven by our rapid expansion in the U.S. market and in Brazil. In the Asia-Pacific region, revenue ex-TAC increased by 132.2 % for 2013 compared to 2012 principally as a result of the expansion of our business into Japan. In addition, revenue ex-TAC increased by 35.6% in EMEA for 2013 compared to 2012, as we further penetrated our core Western European markets and entered into new geographies, including in Eastern Europe. Revenue ex-TAC is not a measure calculated in accordance with IFRS.

Adjusted EBITDA

Our Adjusted EBITDA for 2013 was €31.3 million, an 80.2% increase over 2012. Our increase in Adjusted EBITDA for 2013 compared to 2012 was primarily the result of the 56.8% growth in revenue ex-TAC over the period. This increase in Adjusted EBITDA was achieved despite the significant increase in our investments made during 2013, especially in hosting costs, sales and operations expenses and general and administrative expenses, as we continued to expand geographically and started scaling our corporate infrastructure to support future growth and prepare ourselves for becoming and operating as a public company. In the short-term, we expect to continue to invest in our resources and, as a consequence of these increased investments, we anticipate a moderate growth in Adjusted EBITDA. Over time, we expect our Adjusted EBITDA to increase as a percentage of our revenue ex-TAC, as we benefit from a larger scale and operating leverage.

Number of Clients

Since our inception, we have significantly grown the number of clients with which we do business. Our base of clients increased to approximately 5,100 at December 31, 2013, a 53.8% increase over December 31, 2012. This growth in the number of clients using our solution has been driven by a number of factors, including our global footprint expansion, our continued development of high-end clients in the retail, travel and classifieds industry verticals, our strong commercial success with small and medium sized clients and our penetration into new industry verticals. We believe that our ability to increase the number of clients using our solution is a leading indicator of our ability to grow revenue over time. We expect to continue to focus our attention and investment on further growing our client base across all regions and various industry verticals.

Client Retention

Our technology solution is designed to enable clients to efficiently and effectively engage and convert consumers through highly targeted and personalized internet display advertisements. We measure our client satisfaction through our ability to retain our clients and the revenue they generate quarter after quarter. We define client retention rate as the percentage of live clients during the previous quarter that continued to be live clients during the current quarter. This metric is calculated on a quarterly basis, and for annual periods, we use an average of the quarterly metrics. We define a live client as a client whose advertising campaign has or had been generating revenue excluding traffic acquisition costs for us, on any day over the relevant measurement period. In each of 2011, 2012 and 2013, our client retention rate was approximately 90%. We define our revenue retention rate with respect to a given twelve-month period as (1) revenue recognized during such period from clients that contributed to revenue recognized in the prior twelve-month period divided by (2) total revenue recognized in such prior twelve-month period. Our revenue retention rate was 159%, 155% and 135% for the years ended December 31, 2011, 2012 and 2013, respectively. We believe our ability to retain and grow revenue from our live clients is a useful indicator of the stability of our revenue base and the long-term value of our client relationships.

Seasonality

Our client base consists primarily of businesses in the online retail, classifieds and travel industries. For example, in particular in the online retail industry, many businesses devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday spending by consumers. Conversely, our e-commerce retail and travel clients typically conduct fewer advertising campaigns in the second quarter than they do in other quarters. As a result, our revenue tends to be seasonal in nature but the impact of this seasonality has been offset by our significant growth and geographic expansion. If the seasonal fluctuations become more pronounced, our operating cash flows could fluctuate materially from period to period.

E. Off-Balance Sheet Arrangements.

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. We therefore believe that we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

F. Tabular Disclosure of Contractual Obligations.

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2013. Future events could cause actual payments to differ from these estimates.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Long-term debt	€4,704	€5,911	€—	€—	€10,615
Finance leases	212	208	—	—	420
Operating leases	9,870	19,554	14,537	17,219	61,180
Other financial liabilities	177	—	—	—	177
Financial derivatives	103	—	—	—	103

Total	€15,066	€25,673	€14,537	€17,219	€72,495

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Long-term debt (for the less than one year portion) includes accrued interest of €29,000.

Item 6.	Directors, Senior Management and Employee

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of January 31, 2014:

Name	Age	Position(s)
Executive Officers:
Jean-Baptiste Rudelle(4)	44	Chairman of the Board, Chief Executive Officer and Co-Founder
Benoit Fouilland	49	Chief Financial Officer
Greg Coleman	59	President of Criteo Corp.
Jean-Louis Constanza	52	Chief Innovation Officer
Eric Eichmann	46	Chief Operating Officer
Franck Le Ouay	36	Chief Scientist Officer and Co-Founder
Romain Niccoli	36	Chief Technology Officer and Co-Founder
Jonathan Wolf	39	Chief Product Officer
Non-Employee Directors:
Marie Ekeland(2)(3)(4)	38	Director
Dana Evan(1)(3)(4)	54	Director
Hubert de Pesquidoux(1)(4)	48	Director
Dominique Vidal(2)(3)(4)	49	Director
James Warner(1)(2)(4)	60	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nomination and corporate governance committee.
(4)	Member of the strategy committee. Mr. Rudelle, Ms. Ekeland, Ms. Evan and Mr. de Pesquidoux joined the strategy committee effective March 4, 2014.

Jean-Baptiste Rudelle, one of our founders, has served as our Chief Executive Officer and as a member of our board of directors since the creation of the company. From 1999 to 2004, he founded and was the Chief Executive Officer of K-Mobile, a mobile content provider, which was acquired by AG Interactive, Inc., the online division of American Greetings Corporation, in June 2004. Mr. Rudelle received a degree in Engineering from Ecole Supérieure d’Électricité (Supélec). The board of directors believes that Mr. Rudelle’s knowledge of us as one of our founders and his prior industry experience with technology companies allow him to make valuable contributions to the board of directors.

Benoit Fouilland has served as our Chief Financial Officer since March 2012. From September 2009 to March 2012, he served as Senior Vice President and Chief Financial Officer for the Europe, Middle East and Africa (EMEA) region of SAP AG, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the Chief Financial Officer of Business Objects S.A., an enterprise software company which was acquired by SAP AG in 2007. From January 2006 to April 2008, Mr. Fouilland was Group Vice President, Finance at Business Objects S.A. Mr. Fouilland received a Masters in Business Administration degree from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Greg Coleman has served as President of Criteo Corp., our wholly owned U.S. subsidiary, since April 2011. From September 2009 to March 2011, he served as President and Chief Revenue Officer at TheHuffingtonPost.Com, Inc., a U.S. news website and content aggregator. From April 2001 to March 2008, Mr. Coleman served as Executive Vice President of Global Sales at Yahoo! Inc., a multinational internet corporation. Mr. Coleman received a Bachelor of Science in Business Administration degree from Georgetown University and attended the Masters of Business Administration program at New York University.

Jean-Louis Constanza has served as Chief Innovation Officer since September 2013. From October 2007 to September 2013, Mr. Constanza served as Chief Executive Officer at Orange Vallée, a division of the Orange Group responsible for new product development and commercialization. From July 1998 to January 2006, he served as Chief Executive Officer and Founder of Tele2 in various European countries. Mr. Constanza received a Masters in Business Administration degree from INSEAD, a Masters degree in Marketing and Strategy from University Paris Dauphine, and an Engineer’s degree from l’Ecole nationale supérieure de l’Aéronautique et de l’Espace.

Eric Eichmann has served as our Chief Operating Officer since November 2013, and as our Chief Revenue Officer from March 2013 to November 2013. From September 2010 to December 2012, Mr. Eichmann was the Chief Operating Officer of LivingSocial, Inc. and President of International at LivingSocial Limited. From September 2006 to August 2010, Mr. Eichmann served as Chief Operating Officer at Rosetta Stone Ltd. Mr. Eichmann received a Masters in Management degree from the Kellogg Graduate School of Management, Northwestern University and a Masters in Computer Engineering degree from the Swiss Federal Institute of Technology.

Franck Le Ouay, one of our founders, has served as our Chief Scientist Officer since March 2006. From January 2001 to October 2004, he served as a software engineer at Microsoft Corporation, a multinational software corporation. Mr. Le Ouay received a Masters in Mathematics degree from Mines Paris Tech, France.

Romain Niccoli, one of our founders, has served as our Chief Technology Officer since March 2006. From October 2000 to May 2005, he served as Lead Software Design Engineer at Microsoft Corporation. Mr. Niccoli received a Masters in Computer Science degree from Mines Paris Tech, France.

Jonathan Wolf has served as our Chief Product Officer since October 2012 and as our Chief Buying Officer from May 2009 to October 2012. From May 2005 to December 2008, Mr. Wolf served as Director and then Senior Director Corporate Development at Yahoo! Inc. Mr. Wolf received a Masters in Physics degree from Oxford University.

Marie Ekeland has served as a member of our board of directors since July 2013. From March 2006 to July 2013 Ms. Ekeland served as the representative of Elaia Partners on our board of directors. Since September 2005, Ms. Ekeland has served as a Partner at Elaia Partners, a private equity firm. Ms. Ekeland received an Engineer’s degree in Mathematics and Computer Science from the University of Paris Dauphine and received a Masters in Economics degree from Paris School of Economics. The board of directors believes that Ms. Ekeland’s experience in working with entrepreneurial companies, and her particular familiarity with technology companies, allow her to make valuable contributions to the board of directors.

Dana Evan has served as a member of our board of directors since March 2013. Since July 2007, Ms. Evan has invested in and served on the boards of directors of companies in the internet, technology and media sectors. She currently serves on the board of directors of Fusion-io, Inc., a datacenter solutions company, and Proofpoint, Inc., a public security-as-a-service provider, as well as for several private companies in the technology sector. From 1996 until July 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the internet and telecommunications networks. Previously, Ms. Evan worked as a financial consultant in the capacity of Chief Financial Officer, Vice President of Finance or Corporate Controller over an eight-year period for various public and private companies and partnerships, including VeriSign, Inc., Delphi Bioventures, a venture capital firm, and Identix Incorporated, a multi-biometric technology company. Prior to serving as a financial consultant, Ms. Evan worked in a variety of positions at KPMG LLP. Ms. Evan is a certified public accountant (inactive) and received a Bachelor of Science degree in Commerce with a concentration in Accounting and Finance from Santa Clara University. The board of directors believes that Ms. Evan’s broad expertise in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology and internet companies allow her to make valuable contributions to the board of directors.

Hubert de Pesquidoux has served as a member of our board of directors since October 2012. Since October 2012, he has also served as an Executive Partner at Siris Capital, a private equity firm in the United States. Mr. de Pesquidoux currently serves as a member of the board of directors of Sequans Communications S.A., a semiconductor technology company, and Radisys Corporation, a wireless infrastructure company. From May 2011 to January 2012, Mr. de Pesquidoux served as the chairman of the board of Tekelec. From 1991 until December 2008, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and President of the Enterprise Business Group from November 2006 until December 2008. Prior to those roles, he was a member of the Alcatel Executive Committee and President and Chief Executive Officer of Alcatel North America. Mr. de Pesquidoux received a Masters in Law from University of Nancy II, is a Graduate of Institut d’Études Politiques de Paris (Economics and Finance) and has a DESS in International Affairs from University of Paris Dauphine. The board of directors believes that Mr. de Pesquidoux’s experience and knowledge in the high-tech Industry, as well as his broad financial expertise, allow him to make valuable contributions to the board of directors.

Dominique Vidal has served as a member of our board of directors since July 2013. From December 2007 to July 2013, Mr. Vidal served as the representative of Index Venture Associates IV Limited on our board of directors. Since September 2007, Mr. Vidal has served as a Partner of Index Venture Management LLP, a venture capital firm, and serves on the board of directors of several companies in the technology sector. Prior to joining Index Venture Management LLP, Mr. Vidal was the Managing Director of Yahoo! Europe from 2004 to 2007. Mr. Vidal received an Engineering degree from École Supérieure d’Électricité (Supélec). The board of directors believes that Mr. Vidal’s investment and operations experience, including in the internet display and advertising industries, allow him to make valuable contributions to the board of directors.

James Warner has served as a member of our board of directors since February 2013. Since January 2009, he has been a Principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media. From January 2000 until December 2008, Mr. Warner served in various leadership roles at aQuantive Inc., including as Executive Vice President at Razorfish Inc. (formerly Avenue A), which was acquired by Microsoft Corporation in August 2007. Mr. Warner received a Bachelors of Arts degree in American Studies from Yale University and a Masters in Business Administration from Harvard Business School. The board of directors believes that Mr. Warner’s experience in the consumer and digital marketing and media industries allows him to make valuable contributions to the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

Compensation of Executive Officers and Directors

Aggregate Compensation

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2013, was €6.8 million. For the year ended December 31, 2013, €167,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers. For additional information regarding compensation paid to our named executive officers, which include our principal executive officer and the next two most highly compensated executive officers for 2013 who continue to serve as our executive officers, see “Item 6.B.— Compensation – 2013 Named Executive Officer Summary Compensation Table.” For additional information regarding equity grants made to our executive officers and directors in 2013, see “Item 7.B – Related Party Transactions – Equity Awards.”

2013 Director Compensation Table

The following table sets forth information regarding the compensation earned by our directors who are not executive officers for service on our board of directors during the year ended December 31, 2013. Mr. Rudelle, our Chief Executive Officer and Chairman of the board of directors, is a director but does not receive any additional compensation for his services as a director. Mr. Fouilland, our Chief Financial Officer, was a director during the year ended December 31, 2013 but did not receive any additional compensation for his services as a director. See “Item 6.B.— Compensation – 2013 Named Executive Officer Summary Compensation Table” for information regarding Mr. Rudelle’s and Mr. Fouilland’s compensation as executive officers.

Name	Fees Earned or Paid in Cash (€)	Warrants (€)(2)(3)	Total (€)
Byron Deeter(1)	—	—	—
Marie Ekeland	—	—	—
Dana Evan	15,914	152,388	168,302
Benoist Grossmann(1)	—	—	—
Hubert de Pesquidoux	27,235	50,796	78,031
Dominique Vidal	—	—	—
James Warner	15,914	152,388	168,302

(1)	Each of Messrs. Deeter and Grossmann was a director during the year ended December 31, 2013 but resigned effective January 29, 2014.
(2)

This column reflects the full grant date fair value for warrants granted during the year as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 8 to our consolidated financial statements included in this Annual Report on Form 20-F.

(3)	The table below shows the aggregate number of warrants outstanding for each of our non-employee directors as of December 31, 2013:

Name	Aggregate warrants outstanding (#)
Dana Evan	30,600	(a)
Hubert de Pesquidoux	30,600	(b)
James Warner	54,600	(c)

(a)

Warrants to purchase 10,200 ordinary shares were fully vested and exercisable on December 31, 2013; warrants to purchase 10,200 ordinary shares will become exercisable on March 6, 2014; and warrants to purchase the remaining 10,200 ordinary shares will become exercisable on March 6, 2015.

(b)	Warrants to purchase 20,400 ordinary shares were fully vested and exercisable on December 31, 2013; warrants to purchase 10,200 ordinary shares will become exercisable on October 25, 2014.
(c)

Warrants to purchase 34,200 ordinary shares were fully vested and exercisable on December 31, 2013; warrants to purchase 10,200 ordinary shares became exercisable on February 7, 2014; and warrants to purchase the remaining 10,200 ordinary shares will become exercisable on February 7, 2015.

2013 Named Executive Officer Summary Compensation Table

The following table sets forth information regarding compensation earned during the years ended December 31, 2012 and 2013 by our principal executive officer and the next two most highly compensated executive officers for 2013 who continue to serve as our executive officers. These individuals are referred to herein as our named executive officers.

Name and Principal Position	Year	Salary (€)		Bonus (€)	Option/ Warrant Awards (€)(1)	Non-Equity Incentive Plan Compensation (€)(2)(10)		All Other Compensation (€)(3)		Total (€)
Jean-Baptiste Rudelle	2013	314,000		—	—	502,400		24,211		840,611
Chief Executive Officer and Co-Founder	2012	226,123	(4)	—	1,247,861	350,353	(5)	98,648	(6)	1,922,985
Benoit Fouilland	2013	270,000			411,000	172,800		15,247		869,047
Chief Financial Officer	2012	225,000	(7)	—	2,472,808	67,178		3,791		2,768,777
Eric Eichmann	2013	211,993	(8)(9)	—	2,413,600	144,945	(9)	142,159	(9)	2,912,697
Chief Operating Officer	2012	—		—	—	—		—		—

(1)

This column reflects the full grant date fair value for options/warrants granted during the year as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 8 to our consolidated financial statements included in this Annual Report on Form 20-F.

(2)

Reflects bonus payments pursuant to our 2012 bonus plan or 2013 bonus plan, as applicable, pursuant to which our executive officers are eligible to earn annual performance bonuses based on corporate and individual performance objectives for the applicable year. The target awards were calculated as an amount or a percentage of an executive officer’s base salary and varied by executive officer. The corporate component was gross margin and Adjusted EBITDA and the individual component was measured by individual performance objectives, each set by our compensation committee. The relative weightings between these objectives varied by executive officer. There was also an ability to receive cash for performance in excess of these objectives capped at 200% of the target award.

(3)	Includes private insurance for loss of employment, death and disability coverage, annual leave allowance in France and the United Kingdom and housing and expatriate allowances.
(4)	This amount includes £27,191 earned in British Pounds that is reported above in euros based on an exchange rate for £ to € of 1.2326.
(5)	This amount includes £173,357 earned in British Pounds which is reported above in euros based on an exchange rate for £ to € of 1.2326.
(6)	This amount includes $104,594 earned in U.S. Dollars but is reported above in euros based on the exchange rate for U.S. $ to € as of December 31, 2012.
(7)	Mr. Fouilland joined the Company in March 2012 and his cash compensation for 2012 reflects a partial year of service.
(8)	Mr. Eichmann joined the Company in March 2013 and his cash compensation for 2013 reflects a partial year of service.
(9)	This amount was earned in British Pounds but is reported above in euros based on an exchange rate for £ to € of 1.1777.
(10)	Includes expected 2013 bonuses which have not yet been paid.

Outstanding Equity Awards as of December 31, 2013

The following table provides information about outstanding share options and warrants held by each of our named executive officers at December 31, 2013. Our named executive officers did not hold any restricted (free) shares or other share awards as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options/ Warrants (#) Exercisable		Number of Securities Underlying Unexercised Options/ Warrants (#) Unexercisable		Option/ Warrant Exercise Price (€)	Option/ Warrant Expiration Date
Jean-Baptiste Rudelle	133,998	(1)	—		8.28	10/25/2022
	29,165	(2)	48,608	(2)	5.95	4/30/2022
	186,000	(3)	—		2.10	4/23/2020
Benoit Fouilland	217,457	(4)	279,589	(4)	5.95	3/20/2022
	—		60,000	(5)	12.08	9/03/2023
Eric Eichmann	—		320,000	(6)	10.43	4/18/2023
	—		80,000	(5)	12.08	9/3/2023

(1)	This employee warrant was granted on October 25, 2012 and is exercisable for ordinary shares. 100% of the shares subject to this warrant vested in connection with our initial public offering.
(2)

This employee warrant was granted on April 30, 2012 and is exercisable for ordinary shares. 25% of the shares vested on April 30, 2013 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued service with us.

(3)	This employee warrant was granted on April 23, 2010. 100% of the shares vested on April 23, 2010.
(4)

This employee warrant was granted on March 20, 2012 and is exercisable for ordinary shares. 25% of the shares vested on March 20, 2013 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(5)

This employee warrant was granted on September 3, 2013 and is exercisable for ordinary shares. 25% of the shares will vest on September 3, 2014 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(6)

This share option was granted on April 18, 2013 and is exercisable for ordinary shares. 25% of the shares will vest on April 18, 2014 with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

Employment and Related Agreements

We have entered into employment agreements, offer letters and similar agreements with the following of our executive officers. Except as described below or in Item 7.B.—Related Party Transactions – Founder Non-Compete Agreements,” there are no arrangements or understanding between us and any of our executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

Benoit Fouilland

In November 2011, we entered into an employment agreement with Mr. Fouilland, our Chief Financial Officer, with an effective date as of March 1, 2012. Under the terms of his employment agreement, Mr. Fouilland is entitled to an annual base salary of €270,000 and is eligible to earn an annual target bonus of €80,000. Mr. Fouilland’s annual target bonus is now 40% of his annual base salary. Mr. Fouilland’s employment agreement provides for a payment equal to one year’s total compensation, including the bonus calculated based on the achievement of all objectives, in the event of termination of employment within a period of six months following a change of control, as defined in the agreement, either by way of a dismissal by the Company, except in case of gross negligence, or a resignation by Mr. Fouilland following a decrease of his compensation or responsibilities. In addition, Mr. Fouilland’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation equal to 33% of the monthly gross salary paid to Mr. Fouilland prior to his termination.

Greg Coleman

In April 2011, our wholly owned subsidiary Criteo Corp. entered into an at-will offer letter with Mr. Coleman, the President of Criteo Corp. Under the terms of his offer letter, Mr. Coleman is entitled to an annual base salary and certain share option grants. Mr. Coleman is also eligible to participate in our employee benefit plans and annual bonus plans.

Jean-Louis Constanza

In August 2013, we entered into an employment agreement with Mr. Constanza, our Chief Innovation Officer. Under the terms of his employment agreement, Mr. Constanza is entitled to an annual base salary and certain share option grants. Mr. Constanza is also eligible to participate in our employee benefit plans and annual bonus plans. In addition, Mr. Constanza’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation equal to no greater than one year of the annual gross salary paid to Mr. Constanza prior to his termination.

Eric Eichmann

We entered into an employment agreement effective as of March 2013, and certain related letter agreements, with Mr. Eichmann, who currently serves as our Chief Operating Officer. Under the terms of his employment agreement and the related letter agreements, Mr. Eichmann is entitled to an annual base salary of £240,000 for 2013 and £270,000 for 2014 and is eligible to participate in our employee benefit plans and an annual bonus program with an annual target bonus of £100,000. Mr. Eichmann was also entitled to and received a welcome bonus of £70,000 as well as reimbursement of certain expenses arising from his relocation to London from the United States. As part of his employment agreement, Mr. Eichmann agreed not to engage in certain competitive activities during the six month period following the date of his termination of employment with us. This agreement may be terminated by either party with six months’ prior written notice and may be terminated by us without notice for cause. If Mr. Eichmann’s employment is terminated by us without cause or terminated by Mr. Eichmann for good reason, as defined in the applicable letter agreement, before the first anniversary of the start date Mr. Eichmann would be entitled to an £170,000 severance payment.

Franck Le Ouay

In March 2006, we entered into an employment agreement with Mr. Le Ouay, our Chief Scientist Officer. Under the terms of his employment agreement, Mr. Le Ouay is entitled to an annual base salary. Mr. Le Ouay’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation in the aggregate equal to no greater than one year of the annual gross salary paid to Mr. Le Ouay’s prior to his termination. In July 2013, we entered into an agreement with Mr. Le Ouay pursuant to which we paid Mr. Le Ouay €15,000 in respect of the transfer of certain IP related rights accruing under French law in respect of patentable inventions developed while employed by us.

Romain Niccoli

In March 2006, we entered into an employment agreement with Mr. Niccoli, our Chief Technology Officer. Under the terms of his employment agreement, Mr. Niccoli is entitled to an annual base salary. Mr. Niccoli’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation in the aggregate equal to no greater than one year of the annual gross salary paid to Mr. Niccoli prior to his termination. In July 2013, we entered into an agreement with Mr. Niccoli pursuant to which we paid Mr. Niccoli €15,000 in respect of the transfer of certain IP related rights accruing under French law in respect of patentable inventions developed while employed by us.

Jonathan Wolf

In May 2009, we entered into an employment agreement with Mr. Wolf, our Chief Product Officer. Under the terms of his employment agreement, Mr. Wolf was initially entitled to an annual base salary of £120,000 and was eligible to participate in an annual bonus program with an annual target bonus of £30,000. Mr. Wolf’s current annual base salary is £152,000 and he is eligible to participate in our employee benefic plans and an annual bonus program with an annual target bonus of £61,000. As part of his employment agreement, Mr. Wolf agreed not to engage in certain competitive activities during the one year period following the date of his termination of employment with us. This agreement may be terminated by either party with three months’ prior written notice and may be terminated by us without notice for cause.

Bonus Plans

Pursuant to our 2013 bonus plan, our executive officers are eligible to earn annual performance bonuses based on corporate and functional performance objectives in 2013. The target awards are calculated as an amount or a percentage of an executive officer’s base salary and varied by executive officer. The corporate components are Revenue ex-TAC and Adjusted EBITDA and the functional component is measured by functional performance objectives, each set by our compensation committee. There is also an ability to receive cash for performance in excess of these objectives capped at 200% of the target award.

Equity Incentives

We believe that our ability to grant incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, historically, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	employee share options (otherwise known as options de souscription d’actions, or OSA), granted to employees of subsidiaries of Criteo S.A.;

•

employee warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise, or BSPCE), granted only to employees of Criteo S.A., which under French law may only be issued by growth companies meeting certain criteria, which following the completion of our initial public offering we no longer meet;

•

non-employee warrants (otherwise known as bons de souscription d’actions, or BSA), historically typically granted only to non-employee directors and other service providers not eligible for either employee warrants or employee share options, but which may be issued to employees of Criteo S.A. or its subsidiaries; and

•	restricted (free) shares (otherwise known as actions gratuites).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can continue to grant such awards for 18 months for employee warrants and non-employee warrants authorized by the shareholders and 38 months for employee share options and restricted (free) shares authorized by the shareholders, in each case from the date of the applicable shareholders’ approval, but the authority of our board of directors to grant equity incentives may not be extended or increased until the next shareholders’ meeting. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting. Our board of directors recently approved the submission to our shareholders of a proposal to authorize new pools of equity incentive instruments which, if approved, would allow for grants of up to 15% of our fully diluted outstanding ordinary shares as of the date of our shareholders’ meeting. In addition, notwithstanding any shareholder authorization, under applicable law following the completion of our initial public offering we are no longer eligible to issue employee warrants.

Employee warrants, employee share options and non-employee warrants are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). In general, employee warrants, employee share options and non-employee warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

As of December 31, 2013, employee warrants, employee share options and non-employee warrants allowing for the purchase of an aggregate of 9,060,459 ordinary shares, at a weighted average exercise price of €5.82 ($8.02) per share, were outstanding, of which employee warrants, employee share options and non-employee warrants to purchase an aggregate of 3,131,727 ordinary shares were held by our directors and executive officers. As of December 31, 2013 no rights to acquire restricted (free) shares were outstanding and all previously issued restricted (free) shares had fully vested.

Since December 31, 2013 we granted employee warrants, employee share options and non-employee warrants to purchase an aggregate of 567,120 ordinary shares at a weighted average exercise price of €30.74 ($42.36) per share.

Share Options (OSA)

We grant share options to employees of subsidiaries of Criteo S.A. pursuant to our Stock Option Plans. Our current plan, the 2013 Stock Option Plan, or 2013 Plan, was adopted by our board of directors in July 2013 and approved by our shareholders at a meeting held on August 2, 2013. Our board of directors and shareholders have also previously adopted the 2012 Stock Option Plan, 2011 Stock Option Plan, the 2010 Stock Option Plan and the 2009 Stock Option Plan (collectively, the prior plans, and together with the 2013 Plan, the Stock Option Plans). The terms of the Stock Option Plans are substantially the same and at this time new share option grants may only be made pursuant to the 2013 Plan.

Share options may be granted to any individual employed by the Company or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general managers.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2013 Plan is 6,627,237. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant. Share options may be granted under the 2013 Plan until October 2, 2016.

As of December 31, 2013, options exercisable for an aggregate of 4,543,763 ordinary shares, at a weighted average exercise price of €7.01 ($9.66) per share, were outstanding, of which options exercisable for 1,706,767 ordinary shares are held by our executive officers.

Administration. Our board of directors has the authority to administer the Stock Option Plans. Subject to the terms of the 2013 Plan, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

The board of directors has the authority to modify awards outstanding under our Stock Option Plans subject to the consent of the optionee if such modification is detrimental to him/her, including in particular the authority to extend the post-termination exercise period after the termination of the employment.

Share Options. The 2013 Plan provides for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and nonstatutory share options. These share options are granted pursuant to share option agreements adopted by the board of directors. The board of directors determines the exercise price for a share option, within the terms and conditions of the 2013 Plan, provided that the exercise price of a share option generally cannot be less than the fair market value of our ordinary shares on the date of grant. Options granted under the 2013 Plan vest at the rate specified by the board of directors.

Share options granted prior to March 2011 were generally granted subject to a three-year vesting schedule under which one-third (1/3) of the employee share options vest upon the first anniversary of grant and 1/12th at the expiration of each quarter thereafter, subject to continued service. Share options granted since March 2011 were generally granted subject to a four-year vesting schedule under which one-fourth (1/4) of the employee share options vest upon the first anniversary of grant and 1/16th at the expiration of each quarter thereafter subject to continued service.

The term of each share option is ten years from the date of grant or, in the case of death or disability of the optionee during such ten-year period, six months from the death or disability of the optionee in accordance with French law. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, a share option shall remain exercisable for one month following an optionee’s termination of continuous status with the Company. In the case of an incentive share option, such period cannot exceed three months following the optionee’s termination of continuous status with the Company. In the event that an optionee’s continuous status terminates as a result of the optionee’s disability, unless otherwise resolved by the board of directors, the optionee may exercise vested options at any time within six months from the date of such termination. In the event of the death of an optionee during the term of the options, unless otherwise resolved by the board of directors, the vested options may be exercised at any time within six months following the date of death, by the optionee’s estate or by a person who acquired the right to exercise the option by bequest or inheritance.

Share options are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the optionee, only by the optionee. In addition, shares issued upon exercise of options granted prior to September 28, 2012 to employees who are French tax residents may be subject, for tax purposes, to an additional holding period under the terms of the applicable stock option plan.

U.S. Tax Limitations on Incentive Share Options. The aggregate fair market value, determined at the time of grant, of our ordinary shares issuable under incentive share options that are exercisable for the first time by an optionee during any calendar year under all of our Stock Option Plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonqualified share options. No incentive share option may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant, and (2) the term of the incentive share option does not exceed five years from the date of grant.

Change in Control. In the event of a change in control occurring after the first anniversary of the date of grant, each outstanding share option granted under the 2009 Plan will automatically accelerate in full. Further, in the event of a change in control at any time (whether prior to or after the first anniversary of grant), each outstanding share option granted under the 2010, 2011, 2012 and 2013 Plans will be assumed or an equivalent option or right substituted by the successor corporation. In the event that the successor corporation does not agree to assume or substitute for the outstanding share options, each share option that is not assumed or substituted for, will accelerate and become fully vested and exercisable prior to the consummation of the change in control at such time and on such conditions as the board of directors shall determine. In addition, if a share option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change in control, the board of directors will notify the relevant optionee that his or her option will be fully vested and exercisable for a period of time and the share option will terminate upon the expiration of such period.

Under the Stock Option Plans, a change in control means (1) a merger of the Company with or into another corporation, other than another corporation, entity or person in which the holders of at least a majority of the voting rights and share capital of the Company outstanding immediately prior to such transaction continue to hold a majority of the total voting rights and share capital of the Company outstanding immediately after such transaction, (2) the sale or other form of transfer by one or several shareholders of the Company to any person or group of persons of a number of shares such that the transferees shall own a majority of the voting rights and share capital of the Company, or (3) the sale, lease or disposition, in a single transaction or in a series of related transactions, of all or substantially all of the assets of the Company other than to a subsidiary or entity controlled by the Company’s shareholders.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our Stock Option Plans, provided that such action does not impair the rights of any optionee without such optionee’s consent. The Company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

Employee Warrants (BSPCE)

Employee warrants are granted only to employees of Criteo S.A. who are French tax residents as they carry favorable tax and social security treatment for French tax residents. Employee warrants may also be granted to our chairman and general manager and to our deputy general managers. Similar to share options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Employee warrants may only be issued by growth companies meeting certain criteria, which following the completion of our initial public offering we no longer meet. There is no legal limitation to the size of the employee warrant pool under French law.

As of December 31, 2013, employee warrants exercisable for an aggregate of 3,974,548 ordinary shares, at a weighted average exercise price of €4.77 ($6.57) per share, were outstanding, of which employee warrants exercisable for 1,289,480 ordinary shares are held by our eligible directors and executive officers.

Administration. Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant and exercise price of employee warrants, the number of employee warrants to be granted and the terms and conditions of the employee warrants, including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of employee warrants after the termination of the employment agreement.

Employee Warrants. Our employee warrants granted prior to March 2011 were generally granted subject to a three-year vesting schedule under which one-third (1/3) of the employee warrants vest upon the first anniversary of grant and 1/12th at the expiration of each quarter thereafter, subject to continued service. Our employee warrants granted since March 2011 were generally granted subject to a four-year vesting schedule under which one-fourth (1/4) of the employee warrants vest upon the first anniversary of grant and 1/16th at the expiration of each quarter thereafter, subject to continued service. In each case, any warrant which is not exercised before the tenth anniversary of the date of grant will automatically lapse.

The term of each employee warrant is ten years from the date of grant or, in the case of death or disability of the beneficiary during such ten-year period, six months from the death or disability of the beneficiary in accordance with French law. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, an employee warrant shall remain exercisable for one month following a beneficiary’s termination of continuous status with the Company.

Employee warrants are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the beneficiary, only by the beneficiary.

Change in Control. Employee warrants granted prior to March 2011 provide that in the event of a change in control, as defined in the relevant grant documents, occurring after the first anniversary of the date of grant, unvested warrants will automatically vest in full. Employee warrants granted since March 2011, other than the employee warrants vesting upon completion of our initial public offering as described below, provide that unvested warrants will only accelerate in case of a change in control at any time (whether prior to or after the first anniversary of grant) if the acquirer or the successor corporation does not agree to assume or substitute equivalent rights for the outstanding employee warrants.

Initial Public Offering. The employee warrants granted to the three founders of the Company in October 2012 for an aggregate of 257,688 ordinary shares fully vested upon approval by our board of directors on October 29, 2013 of our Registration Statement on Form F-1 in connection with our initial public offering.

Non-Employee Warrants (BSA)

Historically, non-employee warrants were typically granted by our board of directors to non-employee directors and other service providers not eligible for either employee warrants or employee share options but these warrants may also be granted to employees of Criteo S.A. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at a price at least equal to five percent (5%) of the exercise price of the underlying ordinary shares, which subscription price is meant to reflect at least the fair market value of the applicable warrants on the date of grant. There is no legal limitation to the size of the non-employee warrant pool.

As of December 31, 2013, non-employee warrants exercisable for an aggregate of 542,148 ordinary shares, at a weighted average exercise price of €3.55 ($4.89) per share, were outstanding, of which non-employee warrants exercisable for 135,480 ordinary shares are held by our directors and executive officers.

Administration. Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant and exercise price of non-employee warrants, the number of non-employee warrants to be granted and the terms and conditions of the non-employee warrants, including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of non-employee warrants after the end of the term of office.

Non-Employee Warrants. Our non-employee warrants are generally granted subject to a vesting schedule providing for either: (1) 1/24th at the expiration of each month following the date of grant, if granted to the advisory board members, or (2) 1/3 to be vested on the date of grant and 1/3 to vest each year following the date of appointment of the relevant director, if granted to the independent directors, in both cases subject to continued service. The term of non-employee warrants is ten years from the date of grant or, in the case of death or disability of the beneficiary during such ten-year period, six months from the death or disability of the beneficiary. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, a non-employee warrant shall remain exercisable for one month following a beneficiary’s termination of continuous status with the Company.

Non-employee warrants may be transferred to any person and may be exercised by their holder at any time subject to vesting.

Change in Control. Most of our non-employee warrants provide that in the event of a change in control, as defined in the relevant grant documents, unvested warrants will automatically vest in full.

Initial Public Offering. Non-employee warrants exercisable for an aggregate of 254,100 ordinary shares became immediately exercisable upon completion of our initial public offering.

Restricted (Free) Shares

Under our 2013 Free Share Plan, we may grant restricted (free) shares to the employees of Criteo S.A. and its subsidiaries. Our current plan, the 2013 Free Share Plan, was adopted by our board of directors in July 2013 and approved by our shareholders at a meeting held on August 2, 2013.

Restricted (free) shares may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Restricted free shares may also be granted to our Chairman, our general manager and to our deputy general managers. However no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Share Reserve. The maximum number of our ordinary shares that may be issued under the 2013 Free Share Plan is 6,627,237. In addition, under French law, the number of restricted (free) shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant. Restricted (free) shares may be granted under the 2013 Free Share Plan until October 2, 2016.

As of December 31, 2013, no rights to acquire restricted (free) shares were outstanding and all previously issued restricted (free) shares had fully vested.

Administration. Our board of directors has the authority to administer the 2013 Free Share Plan. Subject to the terms of the 2013 Free Share Plan, our board of directors determines recipients, dates of grant, the number of restricted (free) shares to be granted and the terms and conditions of the restricted (free) shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant and the holding period two years from the end of the acquisition period, it being specified that no holding period will be applicable to the beneficiaries for whom the acquisition period is at least 4 years).

The board of directors has the authority to modify awards outstanding under our 2013 Free Share Plan subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares. The restricted (free) shares granted under the 2013 Free Share Plan will be definitively acquired at the end of the acquisition period as set by our board of directors (of a minimum of two years) subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However during the holding period (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years) the shares may not be sold, transferred or pledged.

In the event of disability before the end of the acquisition period, the restricted (free) shares shall be definitively acquired by the beneficiary on the date of disability. For participants subject to tax in the US, the date of such disability shall be the date such disability is incurred and in all cases such shares shall be delivered by March 15th of the year following the year in which such disability is incurred. In the event the beneficiary dies during the acquisition period, the restricted (free) shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six (6) months from the date of death.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2013 Free Share Plan, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The Company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

C. Board Practices.

Board Composition

We currently have six directors, Under French law and our amended and restated by-laws, or our By-laws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, our directors are elected for three year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy are elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth for each of our directors, their name, the year of their initial appointment as a director and the expiration date of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Baptiste Rudelle	Chairman	2006	2016
Marie Ekeland(1)	Director	2006	2016
Dana Evan	Director	2013	2015
Hubert de Pesquidoux	Director	2012	2015
Dominique Vidal(2)	Director	2007	2014
James Warner	Director	2013	2016

(1)	Served on the board of directors as representative of Elaia Partners until July 2013.
(2)	Served on the board of directors as representative of Index Venture Associates IV Limited until July 2013.

In addition, French law requires that companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, composed of representatives elected from among the employees. Our Works’ Council was formed in May 2011. Two of these representatives, currently Laura Malnar and Sebastien Roblin, are entitled to attend all meetings of the board of directors and the shareholders, in an observer capacity.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Messrs. de Pesquidoux, Vidal and Warner and Mmes. Ekeland and Evan representing five of our six directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, reviews and discusses with management reports regarding our enterprise risk management activities, including management’s assessment of our major risk exposures and the steps taken to monitor and manage those exposures.

While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Currently, we intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law.

The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq:

Audit Committee Responsibilities. As a foreign private issuer, we are required to comply with Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

Equity Compensation Plans. Under French law, we must obtain shareholder approval at a general meeting of the shareholders in order to adopt an equity compensation plan. Generally, the shareholders then delegate to our board of directors the authority to decide on the specific terms of the grant of equity compensation, within the limits of the shareholders’ authorization.

Quorum. Nasdaq rules require a listed company to specify that the quorum for any meeting of the holders of common stock be at least 33 1/3% of the outstanding shares of the Company’s common voting stock. Consistent with French Law, Criteo’s By-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Board Committees

The board of directors has established an audit committee, a compensation committee, a nomination and corporate governance committee and a strategy committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the French commercial code, the Exchange Act, Nasdaq, and SEC rules and regulations.

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee. Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Messrs. de Pesquidoux and Warner and Ms. Evan currently serve on our audit committee. Mr. de Pesquidoux is the chairman of our audit committee. Our board has determined that each member of our audit committee is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. de Pesquidoux is an “audit committee financial expert” as defined by SEC rules and regulations and that Ms. Evan and Mr. Warner qualify as financially sophisticated under the applicable exchange listing rules. The principal duties and responsibilities of our audit committee include:

•

making recommendations on the appointment and retention of our independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor’s work and advising on the determination of the independent auditor’s compensation;

•	reviewing in advance all audit services and non-audit services to be provided to us by our independent auditors;

•

recommending procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and our independent auditors the results of the annual audit;

•

conferring with management and our independent auditors about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

•	overseeing regulatory compliance and related matters.

Compensation Committee. Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Messrs. Warner and Vidal and Ms. Ekeland currently serve on the compensation committee. Mr. Warner is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the applicable exchange listing rules. The principal duties and responsibilities of our compensation committee include:

•

making recommendations to the board of directors (either as a committee or together with the other independent directors) regarding performance goals and objectives relevant to the compensation of our chief executive officer, assisting the board of directors in evaluating the performance of our chief executive officer in light of those goals and objectives, and recommending to the full board of directors for approval the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	making recommendations regarding the compensation of our senior management, as appropriate, including our executive officers;

•	making recommendations regarding compensation-related policies;

•	reviewing and discussing with management the compensation discussion and analysis and other compensation information that we may be required to include in SEC filings; and

•	preparing any reports of the compensation committee on executive compensation as may be required by the SEC to be included in reports we file with the SEC.

Nomination and Corporate Governance Committee. Our nomination and corporate governance committee mainly assists our board of directors in overseeing all aspects of the company’s corporate governance functions and making recommendations to the board regarding corporate governance issues. Mr. Vidal and Mmes. Evan and Ekeland, currently serve on the nomination and corporate governance committee. Ms. Evan is the chairman of our nomination and corporate governance committee. The principal duties and responsibilities of our nomination and corporate governance committee include:

•	assessing the need for new directors and identifying individuals qualified to become directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	assessing individual director performance, participation and qualifications;

•	developing and recommending to the board of directors corporate governance principles;

•	making recommendations regarding director compensation; and

•	overseeing an annual evaluation of the board of directors’ performance.

Strategy Committee. Our strategy committee assists our board of directors in reviewing and assessing all matters relating to our financing plans and capital structure, annual capital expenditure budget, and the long-range financial and strategic business development plans. All of our directors currently serve on the strategy committee. Mr. Vidal is the chairman of our strategy committee.

D.	Employees.

As of December 31, 2013, we had 810 employees. Our employees employed by French entities are represented by labor unions or covered by collective bargaining agreements. Management considers labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	2011	2012	2013
Function:
Research and development	80	132	192
Sales and operations	269	401	491
General and administration	60	96	127

Total	409	629	810

Geography:
Europe, Middle East, Africa	309	468	589
Asia	19	47	76
Americas	81	114	145

Total	409	629	810

E.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B.— Compensation — Outstanding equity Awards as of December 31, 2013” and “Item 7.A — Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2014 for:

•	each beneficial owner of more than five percent (5%) of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of share options and warrants that are immediately exercisable or exercisable by April 1, 2014 (60 days after January 31, 2014). Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant, but not the percentage ownership of any other person. The percentage ownership information shown in the table is based upon 56,908,066 ordinary shares outstanding as of January 31, 2014.

Except as otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Criteo S.A., 32 Rue Blanche 75009 Paris, France.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Bessemer Venture Partners Enforta Cooperatief UA(1)	4,483,714	7.9%
Entities affiliated with Elaia Partners(2)	6,371,228	11.2
Entities affiliated with Index Venture Associates IV Limited(3)	11,037,850	19.4
Entities affiliated with Idinvest Partners(4)	10,668,370	18.7
Directors and Executive Officers:
Jean-Baptiste Rudelle(5)	4,754,757	8.3
Benoit Fouilland(6)	248,522	*
Jean-Louis Constanza	—	*
Greg Coleman(7)	735,930	1.3
Eric Eichmann	—	*
Franck Le Ouay(8)	2,201,323	3.9
Romain Niccoli(9)	2,201,302	3.9
Jonathan Wolf(10)	664,510	1.2
Marie Ekeland(2)	6,371,228	11.2
Dana Evan(11)	20,400	*
Hubert de Pesquidoux(12)	20,400	*
Dominique Vidal(3)	11,037,850	19.4
James Warner(13)	44,400	*
All directors and executive officers as a group (13 persons)	28,300,622	48.1%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 4,483,714 ordinary shares held by Bessemer Venture Partners Enforta Cooperatief UA, a Netherlands cooperative whose sole board member is Intertrust Management B.V. Investment decisions for Bessemer Venture Partners Enforta Cooperatief UA are made by its board of directors. Deer VII & Co. Ltd is the general partner of Deer VII & Co. L.P., which is the general partner of Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P. and BVP VII Special Opportunity Fund L.P., together the BVP Funds. The BVP Funds own 100% of the economic interest in Bessemer Venture Partners Enforta Cooperatief UA. By virtue of its position as general partner of Deer VII & Co. L.P., which in turn is the general partner of the BVP Funds, Deer VII & Co. Ltd. may be deemed to beneficially own the shares held by Bessemer Venture Partners Enforta Cooperatief UA. J. Edmund Colloton, David J. Cowan, Byron Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. Investment and voting decisions with respect to securities held directly by the BVP Funds are made by the directors of Deer VII Ltd. acting as an investment committee and as such the directors may be deemed to be the beneficial owners (as such term is defined in General Instruction F of Form 20-F) of securities held directly by the BVP Funds. Deer VII & Co. Ltd, Deer VII & Co. L.P. and each of the directors of Deer VII & Co. Ltd. disclaims beneficial ownership of the shares held by Bessemer Venture Partners Enforta Cooperatief UA. The principal address of Bessemer Venture Partners Enforta Cooperatief UA is Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.
(2)

Consists of 4,247,722 ordinary shares held by Elaia Ventures; 611,622 ordinary shares held by 123 Multinova Europe Compartiment Dynamique; 344,050 ordinary shares held by 123 Multinova Europe Compartiment Equilibre; 780,280 ordinary shares held by 123 Multinova IV Compartiment Dynamique; and 387,554 ordinary shares held by 123 Multinova IV Compartiment Equilibre. Elaia Partners, as the general partner of Elaia Ventures, may be deemed to have shared dispositive power and shared voting power over all of the shares owned by Elaia Ventures. 123 Venture S.A., as the general partner of each of 123 Multinova Europe Compartiment Dynamique, 123 Multinova Europe Compartiment Equilibre, 123 Multinova IV Compartiment Dynamique and 123 Multinova IV Compartiment Equilibre (collectively, the “123 Funds”), may be deemed to have shared dispositive power and shared voting power over all of the shares owned by the 123 Funds. 123 Venture S.A. has granted management authority over the voting and disposition of the shares to Elaia Partners. As a result, Elaia Partners may also be deemed to have shared dispositive power and shared voting power over all of the shares owned by the 123 Funds.

Marie Ekeland, a member of our board of directors, Philippe Gire and Xavier Lazarus are the partners of Elaia Partners and as such, may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the 123 Funds for U.S. securities laws purposes. However, none of Ms. Ekeland, Mr. Gire or Mr. Lazarus have individual voting control over Elaia Partners. Investment discretion and voting power reside in the investment committee of Elaia Partners and none of Ms. Ekeland, Mr. Gire or Mr. Lazarus are able to exercise control over decisions made by the investment committee and, as a result, such persons are not able to control voting, investment or disposition decisions concerning the ordinary shares of Criteo held by the 123 Funds. Each of Ms. Ekeland, Mr. Gire and Mr. Lazarus disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The principal address of Elaia Partners is 54, rue de Ponthieu, 75008 Paris.

(3)	Consists of 7,316,326 ordinary shares held by Index Ventures IV (Jersey) LP; 694,444 ordinary shares held by Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP; and 157,514 ordinary shares held by Yucca (Jersey) SLP and 2,869,566 ordinary shares held by Fourvest Sàrl. Excludes 1,840,800 ordinary shares held by Pentavest Sàrl.

Index Venture Associates IV Limited is the general partner of Index Ventures IV (Jersey) LP and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, which limited partnerships (the “Funds”) are the owners of Fourvest Sàrl. Yucca (Jersey) SLP is a co-investment vehicle that is contractually required to mirror the Funds’ investment. Bernard Dallé, David Hall, Paul Willing, Phil Balderson and Sinéad Meehan are the members of the board of directors of Index Venture Associates IV Limited and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

Index Venture Management LLP advises Index Ventures IV (Jersey) LP and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP but does not have voting, investment and dispositive power with respect to the shares held by these entities. Index Venture Management LLP also advises Pentavest Sàrl on a non-binding basis. Dominique Vidal, a member of our board of directors, is a Partner of Index Venture Management LLP. Mr. Vidal disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

The principal address of Index Venture Associates IV Limited, Index Ventures IV (Jersey) LP, Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP and Yucca (Jersey) SLP is Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands. The principal address for Fourvest Sàrl and Pentavest Sàrl is 1-3 Boulevard de la Foire, 1528 Luxembourg.

(4)

Consists of 197,706 ordinary shares held by Allianz Eco Innovation; 164,644 ordinary shares held by Allianz Eco Innovation 2; 79,352 ordinary shares held by Allianz Eco Innovation 3; 2,179,728 ordinary shares held by Allianz Innovation 6; 2,074,366 ordinary shares held by Allianz Innovation 7; 596,694 ordinary shares held by Capital Croissance; 322,104 ordinary shares held by Capital Croissance 2; 94,374 ordinary shares held by Capital Croissance 4; 93,716 ordinary shares held by Capital Croissance 5; 36,280 ordinary shares held by Idinvest Croissance; 2,396,722 ordinary shares held by Idinvest Croissance 2005; 95,500 ordinary shares held by Idinvest Flexible 2016; 197,134 ordinary shares held by Idinvest Patrimoine; 123,802 ordinary shares held by Idinvest Patrimoine 2; 18,310 ordinary shares held by La Banque Postale Innovation 11; 582,538 ordinary shares held by La Poste Innovation 8; 88,952 ordinary shares held by Objectif Innovation 3; 124,532 ordinary shares held by Objectif Innovation 4; 59,650 ordinary shares held by Objectif Innovation 5; 529,162 ordinary shares held by Objectif Innovation Patrimoine; 348,946 ordinary shares held by Objectif Innovation Patrimoine 2; 133,572 ordinary shares held by Objectif Innovation Patrimoine 4; 106,196 ordinary shares held by Objectif Innovation Patrimoine n°5; and 24,390 ordinary shares held by Stratégie PME 2011 (collectively the “Idinvest Funds”). As the management company of each of the Idinvest Funds, Idinvest Partners S.A. may be deemed to have shared dispositive power and shared voting power over all of the shares owned by the Idinvest Funds. 51% of Idinvest Partners’ share capital is held by ADFI3, and all of the share capital of ADFI3 is held by IDI. All powers with respect to the voting and disposition of the ordinary shares owned by the Idinvest Funds and managed by Idinvest Partners are maintained by an investment committee of Idinvest Partners. Because of the powers vested in the investment committee and its composition, neither ADFI3 nor IDI are able to exercise control over the composition of, or decisions made by the investment committee and, as a result, such persons are not able to control voting, investment or disposition decisions concerning the shares owned by the Idinvest Funds.

Benoist Grossmann and Christophe Baviere are the managing partners of Idinvest Partners, and as such, may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the Idinvest Funds, for U.S. securities laws purposes. However, voting and dispositive decision-making with respect to the shares is held by the investment committee of Idinvest Partners. Because of the powers vested in the investment committee and its composition, neither Mr. Grossmann nor Mr. Baviere are able to exercise control over voting, investment or disposition decisions over the ordinary shares of Criteo held by the Idinvest Funds. Mr. Grossmann and Mr. Baviere disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The principal address of Idinvest Partners is 117, avenue des Champs Elysees, 75008 Paris.

(5)	Includes 354,023 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2014 (60 days after January 31, 2014).
(6)	Includes 248,522 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2014 (60 days after January 31, 2014).
(7)	Includes 500,930 ordinary shares issuable upon the exercise of options and warrants exercisable by April 1, 2014 (60 days after January 31, 2014).
(8)	Includes 165,091 ordinary shares issuable upon the exercise of options and warrants exercisable by April 1, 2014 (60 days after January 31, 2014).
(9)	Includes 165,090 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2014 (60 days after January 31, 2014).
(10)	Includes 381,148 ordinary shares issuable upon the exercise of options exercisable by April 1, 2014 (60 days after January 31, 2014).
(11)	Includes 20,400 ordinary shares issuable upon the exercise of a warrant exercisable by April 1, 2014 (60 days after January 31, 2014).
(12)	Includes 20,400 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2014 (60 days after January 31, 2014).
(13)	Includes 44,400 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2014 (60 days after January 31, 2014).

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2011 are as a result of the transactions described in our prospectus dated October 29, 2013, filed with the SEC pursuant to Rule 424(b), under the heading “Related Party Transactions – Transactions with our Principal Shareholders – Sales of Preferred Shares” and the dilution resulting from our initial public offering. None of our principal shareholders have voting rights different than our other shareholders.

B. Record holders

As of January 31, 2014, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 19.1% of our outstanding ordinary shares were held in the United States by 60 holders of record and 38.3% of our outstanding ordinary shares were held in France by 66 holders of record. At such date, there were outstanding 9,294,967 ADSs, each representing one of our ordinary shares, and in the aggregate representing 16.3% of our outstanding ordinary shares. At such date there was one holder of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

C. Related Party Transactions.

Since January 1, 2013, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders

Conversion of Preferred Shares and Termination of Shareholders Agreement

On August 2, 2013, our shareholders authorized the automatic conversion of all of our outstanding preferred shares into ordinary shares effective immediately prior to the completion of our initial public offering. All outstanding preferred shares automatically converted into ordinary shares immediately prior to the completion our initial public offering.

We were party to a shareholders’ agreement under which certain of our shareholders agreed to vote in a certain way with respect to the election of directors. This agreement terminated upon the closing of our initial public offering and there are no remaining contractual obligations regarding the election of our directors.

Registration Rights Agreement

We entered into a Registration Rights Agreement dated as of August 30, 2013 with the holders of our then outstanding preferred shares. Pursuant to the Registration Rights Agreement, certain holders of our ordinary shares are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities.

The registration of ordinary shares pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Unless our ordinary shares are listed on a national securities exchange or trading system and a market for our ordinary shares not held in the form of ADSs exists, any Registrable Securities sold pursuant to an exercise of the registration rights described below will be sold in the form of ADSs. Subject to any limitations under French law, we will pay the registration expenses, other than underwriting discounts, selling commissions and share transfer taxes, of the shares registered pursuant to the demand, piggyback and Form F-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form F-3 registration rights described below will expire five years after the effective date of the registration statement relating to our initial public offering (October 29, 2018), or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights. Under our registration rights agreement, beginning six months after the completion of our initial public offering, upon the written request of the holders of at least 30% of the registrable securities that we file a registration statement under the Securities Act covering registrable securities which would reasonably be expected to result in proceeds to the sellers (net of underwriting discounts and commissions) of at least $5.0 million, we are obligated to use our reasonable best efforts to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

Piggyback Registration Rights. If we register any of our securities for sale to the public for cash consideration, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our equity plans, share purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities which are also being registered. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders. However, in any registration for our account, after any such reduction, the registrable securities included shall be not less than 30% of the total number of ordinary shares registered for sale.

Form F-3 Registration Rights. The holders of at least 30% of our registrable securities then outstanding can also request that we register all or a portion of their shares on Form F-3, or if we are no longer a foreign private issuer on Form S-3, if we are eligible to file a registration statement on those forms and the aggregate price to the public of the shares offered is in excess of $1.0 million (net underwriting discounts and commissions, if any). We are required to effect no more than two registration statements that are declared or ordered effective in any calendar year. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Agreements with Our Directors and Executive Officers

Founder Non-Compete Agreements

Each of Messrs. Rudelle, Le Ouay and Niccoli is party to a non-compete agreement under which each of them agreed not to engage in certain competitive activities during the one year period following the date of his termination of employment with us. Unless we elect to waive these restrictions within 15 days following the date of termination of employment, we will be required to make a lump sum payment of 50% of the applicable individual’s total gross compensation for the 12-month period preceding the date of his termination of employment within 30 days following the date of termination of employment.

Employment and Related Agreements

We have entered into employment and related agreements with certain of our executive officers. See “Item 6.B — Compensation — Employment and Related Agreements.”

Equity Awards

Since January 1, 2013, we granted the following options and warrants to purchase ordinary shares to our directors and executive officers:

	Grant Date	Type of Grant(1)	Number of Ordinary Shares Underlying Awards (#)		Exercise Price (€)	Expiration Date
Eric Eichmann	4/18/2013	SO	320,000	(2)	10.43	4/18/2023
	9/3/2013	SO	80,000	(2)	12.08	9/3/2023
Dana Evan	3/6/2013	BSA	30,600	(5)	9.65	3/6/2023
Benoit Fouilland	9/3/2013	BSPCE	60,000	(2)	12.08	9/3/2023
Hubert de Pesquidoux	3/6/2013	BSA	10,200	(3)	9.65	3/6/2023
James Warner	3/6/2013	BSA	10,200	(4)	9.65	3/6/2023
	2/7/2013	BSA	20,400	(4)	9.65	2/7/2023
Jean-Louis Constanza	1/29/2014	SO	296,000	(²)	25.91	1/29/2024

(1)	BSPCE refers to employee warrants, SO refers to share options, and BSA refers to non-employee warrants.
(2)

25% of the shares vest twelve months from the date of grant with the remaining ordinary shares vesting in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with us.

(3)	1/3 of the shares vested on the date of grant, 1/3 of the shares vested on October 25, 2013 and 1/3 of the shares will vest on October 25, 2014, subject to recipient’s continued service.
(4)	1/3 of the shares vested on the date of grant, 1/3 of the shares vested on February 7, 2014 and 1/3 of the shares will vest on February 7, 2015, subject to recipient’s continued service.
(5)	1/3 of the shares vested on the date of grant, 1/3 of the shares will vest on March 6, 2014 and 1/3 of the shares will vest on March 6, 2015, subject to recipient’s continued service.

Director Compensation Arrangements

Our independent directors who are not affiliated with one of our significant shareholders (i.e., Messrs. de Pesquidoux and Warner and Ms. Evan) are currently entitled to the following annual compensation for serving on the board of directors and each committee of the board of directors:

•	Attendance fees: €25,000 for six board meetings; and

•	Attendance fees for board committee chairperson: €15,000 for six committee meetings.

Additionally, upon joining the board of directors, each independent director is currently offered the opportunity to purchase equity warrants entitling them to subscribe for 30,600 of our ordinary shares at their fair value as of the date of grant. One-third of these warrants vest upon the grant date and an additional one third vest on each of the first and second anniversary of the appointment date of the relevant director, subject to the directors’ continued service through the vesting date and no shares acquired upon exercise may be sold before the third anniversary of grant, except in case of a change of control.

Our other directors receive no compensation for their service as directors but are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings.

Indemnification Arrangements

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by a company or through liability insurance.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we have entered into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

D.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

Our consolidated financial statements are appended as part of this annual report at the end of this annual report, starting at page F-1.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Subject to the requirements of French law and our by-laws, dividends may only be distributed from our statutory retained earnings. See “Item 10. B — Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

B.	Significant Changes.

Since December 31, 2013, the following significant change has occurred.

On February 20, 2014, we announced we acquired 100% of the equity of Tedemis S.A., a leading provider of real-time personalized email marketing solutions that help advertisers turn web visitors into customers, for €17.0 million in upfront cash plus €4.0 million payable in cash over a two-year period if certain milestones are met.

In February 2014, we entered into two loan agreements with Bpifrance Financement (French Public Investment Bank) to support our development. The first agreement is a fixed rate seven-year term loan for €3.0 million. This amount will be amortized quarterly after a two-year period. The interest rate will be determined based on the French State Long Term rate published the month before the drawing (that shall not occur after May 20, 2014). The second agreement is a three-year revolving credit facility for a maximum amount of €3.0 million in the first year, and decreasing by €1.0 million in each subsequent year. The interest rate is Euribor 3 months plus a 0.70% margin. A 0.30% commitment fee is due on a quarterly basis depending on the amount used.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details.

The ADS have been listed on Nasdaq under the symbol “CRTO” since October 30, 2013. Prior to that date, there was no public trading market for ADSs or our ordinary shares. Our initial public offering was priced at $31.00 per ADS on October 29, 2013. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on Nasdaq:

	Per ADS
	High	Low
Year Ended December 31, 2013:
Fourth Quarter (beginning October 30)	$45.00	$28.27
Year Ended December 31, 2014:
First Quarter (through March 5)	$59.26	$31.00
Month Ended:
October 2013 (beginning October 30)	$45.00	$33.33
November 2013	$37.61	$28.27
December 2013	$36.10	$31.50
January 2014	$38.95	$31.00
February 2014	$54.20	$33.17
March 2014 (through March 5)	$59.26	$51.15

On March 5, 2014, the last reported sale price of the ADSs on Nasdaq was $58.90 per share.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The ADS have been listed on Nasdaq under the symbol “CRTO” since October 30, 2013.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

The information set forth in our prospectus dated October 29, 2013, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital – Key Provisions of our By-Laws and French Law Affecting our Ordinary Shares,” “Limitations Affecting Shareholders of a French Company” and “Differences in Corporate Law” is incorporated herein by reference.

C.	Material Contracts.

We entered into an underwriting agreement among J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Jefferies LLC as representatives of the underwriters on October 29, 2013, with respect to the ADSs sold in our initial public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

D.	Exchange Controls.

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

E.	Taxation.

U.S. Federal Income Tax Consequences

The following discussion is limited to the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase ADSs and hold such ADSs as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power or value) of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of the ADSs.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs and the exchange of ADSs for our ordinary shares will not be subject to U.S. federal income tax.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the gross amount of such distribution (before reduction for any French withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the remainder will be taxed as capital gain. Because we may not account for our income in accordance with U.S. federal income tax purposes, U.S. Holders should expect all distributions to be reported to them as dividends.

The U.S. dollar value of any distribution on the ADSs made in euros generally should be calculated by reference to the exchange rate between the U.S. dollar and the euro in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the euros so received are in fact converted into U.S. dollars at that time. If the euros received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the euros received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such euros equal to the U.S. dollar value of such euros on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such euros by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on the ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. Accordingly, we believe that dividends we pay on the ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradeable on an established securities market in the United States in later years.

A U.S. Holder may be subject to French withholding taxes on dividends paid on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs (or ordinary shares underlying the ADSs) at a rate applicable to the U.S. Holder. A U.S. Holder may instead claim a deduction instead of a credit for United States federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Disposition of the ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs, both amounts determined in U.S. dollars. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or loss if, on the date of sale, exchange or other disposition, the ordinary share was held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of the ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC in 2013 and based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we do not expect to be a PFIC in 2014 or a subsequent year. Nevertheless, because the determination of our PFIC status is made annually after the close of each taxable year, because we hold and expect to continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of the ADSs and ordinary shares, which may fluctuate considerably, it is difficult to predict whether we will be a PFIC in any taxable year. Even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC and our United States counsel expresses no opinion with respect to our PFIC status in 2014 and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, such U.S. Holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations as applicable to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. Holder for the ADSs. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs held by such U.S. Holder. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ADSs would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of the ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ADSs would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ADSs will be marketable stock as long as they remain listed and are regularly traded. A mark-to-market election will not apply to the ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ADSs.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, U.S. Holders should assume that a QEF election will not be available.

Each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisers with respect to the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs in the event we are considered a PFIC.

Medicare Tax

In general, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in the ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of the ADSs may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

French Tax Consequences

The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of the ADSs and ordinary shares, or the Securities.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

France has recently introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, or the Treaty, which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this Annual Report on Form 20-F.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.

If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty, and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the ‘‘Limitations on Benefits’’ provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.2% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State.

Purchases of Criteo’s securities may become subject to such tax if Criteo’s market capitalization exceeds 1 billion euros and Nasdaq is acknowledged by the French AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, (i) transfers of shares issued by a listed French company are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France, whereas (ii) transfers of shares which are not listed are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (“acte”). As ordinary shares of Criteo are not listed, their transfer is subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written agreement (“acte”).

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the ‘‘Limitation on Benefits’’ provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. Holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French Tax authorities of all such forms properly completed and executed by U.S. Holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

The withholding tax refund, if any, ordinarily occurs within 12 months from filing the applicable French Treasury Form, but not before January 15 of the year following the calendar year in which the related dividend was paid.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to U.S. Holders who are residents of more than one country.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on display.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

We maintain a corporate website at www.criteo.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

You may also review a copy of this Annual Report on Form 20-F, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Criteo, that file electronically with the Securities and Exchange Commission.

With respect to references made in this Annual Report on Form 20-F to any contract or other document of Criteo, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report on Form 20-F for copies of the actual contract or document.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation. Please see note 4 to our consolidated financial statements for further information on a historical basis with respect to certain of these risks.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than our functional currency, the euro, principally the U.S. dollar, the Japanese Yen, the British Pound and the Brazilian Real. Movements in foreign currencies in which we transact business will significantly affect future net earnings. For example, if the average value of the U.S. dollar had been 10% higher relative to the euro during 2013, our net income would have decreased by €0.3 million, if the average value of the British Pound had been 10% higher relative to the euro during 2013, our net income would have decreased by €0.3 million and if the average value of the Brazilian Real had been 10% higher relative to the euro during 2013, our net income would have decreased by €0.6 million.

We recently began using foreign exchange derivative products to manage a portion of the risk of fluctuations in the U.S. dollar/euro exchange rate. We identified $30 million of future expenses and investments in U.S. dollars over 2014 for which we have entered into forward contracts to convert a portion of our available euros into U.S. dollars for the purpose of funding these expenses and investments. The related derivative financial instruments have been recorded as current financial liabilities and the related value of the derivative financial instruments as of December 31, 2013 was recognized in the Consolidated Statement of Comprehensive

Income for € 0.1 million. We also decided to sell $90 million in 2014 through put and collar instruments. The related premiums have been recorded as current financial assets and valued as of December 31, 2013 at €0.6 million. The currency translation of the $90 million as of December 31, 2013 generated a €0.7 million loss in financial income.

We do not use derivative financial instruments for speculative purposes nor do we hedge our foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. As a result, our maximum potential loss may exceed the amount recognized on the statement of financial position. In order to minimize counterparty credit risk, we use multiple investment grade financial institutions and limit the notional amount available for each counterparty. We have reviewed the counterparty risk related to these derivative positions and do not believe there is significant risk with respect to these instruments.

Interest Rate Risk

We maintain a short-term investment portfolio consisting mainly of highly liquid, short-term money market funds, which we consider to be cash equivalents. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income. A 1.0% decline in interest rates occurring January 1, 2014 and sustained through the year ended December 31, 2014, would not be material. We do not enter into investments for trading or speculative purposes.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal Paris office of BNP Paribas or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. A copy of the Agreement is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Fees and Expenses

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you

$0.05 (or less) per ADS per calendar year, which fee will initially be set at $0.02 per ADS per calendar year but may be changed at any time	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Initial Public Offering

In November 2013 we sold 9,294,967 ADSs, each representing one ordinary share, nominal value €0.025, in our initial public offering at a public offering price of $31.00 per share, for aggregate gross proceeds to us of approximately $288.1 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $19.4 million and offering expenses totaling approximately $7.8 million, were approximately €191.2 ($260.9 million). The offering commenced on October 14, 2013 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-191223, for our initial public offering of ADSs was October 29, 2013. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Jefferies LLC acted as joint book-running managers of the offering. and as representatives of the underwriters.

A portion of the net proceeds from our initial public offering was used for general corporate purposes. The balance is held in cash and cash equivalents and is intended to also be used for general corporate purposes. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.	Controls and Procedures.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures.

Not applicable.

Item 16.	Reserved.

Not applicable.

Item 16A.	Audit Committee Financial Expert.

Our Board has determined that Mr. de Pesquidoux is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. de Pesquidoux is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the New York Stock Exchange.

Item 16B.	Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at http://ir.criteo.com/governance.cfm. The nomination and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Item 16C.	Principal Accountant Fees and Services.

Deloitte & Associés has served as our independent registered public accounting firm for 2012 and 2013. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2013	2012
	(euro in thousands)
Audit Fees	€1,831	€286

Total	€1,831	€286

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. In 2013, “Audit Fees” also include fees billed for assurance and related services regarding our initial public offering.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts billed for products and services provided by the principal accountant.

There were no “Audit Related Fees,” “Tax Fees” or billed or paid during 2012 or 2013.

Neither our audit committee nor our board of directors has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Overview

As a French société anonymes, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Currently, we intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law.

The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq:

Audit Committee Responsibilities. As a foreign private issuer, we are required to comply with Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

Equity Compensation Plans. Under French law, we must obtain shareholder approval at a general meeting of the shareholders in order to adopt an equity compensation plan. Generally, the shareholders then delegate to our board of directors the authority to decide on the specific terms of the grant of equity compensation, within the limits of the shareholders’ authorization.

Quorum. Nasdaq rules require a listed company to specify that the quorum for any meeting of the holders of common stock be at least 33 1/3% of the outstanding shares of the Company’s common voting stock. Consistent with French Law, Criteo’s By-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-58 of this Annual Report on Form 20-F.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

The following exhibits are filed as part of this Annual Report on Form 20-F:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (statuts) of the registrant (English translation)

2.1	Form of Deposit Agreement, including the Form of American Depositary Receipt	F-1	333-191223	4.1	October 2, 2013

4.1	Commercial Lease between Orosdi and the registrant dated January 20, 2012 (English translation)	F-1	333-191223	10.1	October 2, 2013

4.2	Sublease Agreement between DST Realty of NY and Criteo Corp., dated April 12, 2012	F-1	333-191223	10.2	October 2, 2013

4.3	Form of Registration Rights Agreement by and among the registrant and certain investors signatory thereto, dated as of August 30, 2013	F-1	333-191223	10.3	October 23, 2013

4.4†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	F-1	333-191223	10.4	October 23, 2013

4.5†	Non-Compete Agreement between the registrant and each of Messrs. Rudelle, Le Ouay and Niccoli	F-1	333-191223	10.5	October 2, 2013

4.6†	Stock Option Plans—2009, 2010, 2011, 2012, 2013 (including forms of Stock Option Grant Agreement and Exercise Notice)	F-1	333-191223	10.6	October 2, 2013

4.7†	Summary of BSA Plan	F-1	333-191223	10.7	September 18, 2013

4.8†	Summary of BSPCE Plan	F-1	333-191223	10.8	September 18, 2013

4.9†	2013 Free Share Plan	F-1	333-191223	10.9	October 2, 2013

4.10†	Form of BSA Grant Document (English translation)	F-1	333-191223	10.10	September 18, 2013

4.11†	Form of BSPCE Grant Document (English translation)	F-1	333-191223	10.11	September 18, 2013

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.12†	Employment Agreement between the registrant and Benoit Fouilland, dated November 18, 2011 (English translation)	F-1	333-191223	10.12	October 2, 2013

4.13†	Employment Agreement between registrant and Jonathan Wolf, dated May 18, 2009	F-1	333-191223	10.13	September 18, 2013

4.14†#	Employment Agreement between registrant and Eric Eichmann, effective as of March 2013, and related side letters

8.1#	List of subsidiaries of the registrant

12.1#	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2#	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1#	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2#	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte & Associés

†	Indicates management contract or compensatory plan.
#	Filed herewith.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Criteo S.A.

Paris, France

We have audited the accompanying consolidated statements of financial position of Criteo S.A. and subsidiaries (the “Company”) as of December 31, 2011, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criteo S.A. and subsidiaries as of December 31, 2011, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Deloitte & Associés

Neuilly-sur-Seine, France

March 5, 2014

Represented by Fabien Brovedani

Consolidated Statements of Income

		Year Ended December 31,
	Notes	2011	2012	2013
		(in thousands of euros, except per share data)
Revenue	5	€143,562	€271,855	€443,960

Cost of revenue:
Traffic acquisition costs	6	(79,060)	(157,707)	(264,952)
Other cost of revenue		(5,690)	(12,662)	(21,956)

Gross profit		58,812	101,486	157,052

Operating expenses:
Research and development expenses	6/7	(8,786)	(14,285)	(32,175)
Sales and operations expenses	6/7	(30,830)	(58,047)	(82,816)
General and administrative expenses	6/7	(9,309)	(20,208)	(31,387)

Total operating expenses		(48,925)	(92,540)	(146,378)

Income from operations		9,887	8,946	10,674

Financial income (expense)	9	628	(1,559)	(6,868)

Income before taxes		10,515	7,387	3,806

Provision for income taxes	10	(4,391)	(6,556)	(2,413)

Net income		€6,124	€831	€1,393

Net income available to shareholders of Criteo S.A.		€6,124	€981	€1,065

Net income available to non-controlling interests		€—	€(150)	€328

Net income allocated to shareholders per share:
Basic	19	€0.140	€0.022	€0,022

Diluted	19	€0.129	€0.020	€0,019

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Net income	€6,124	€831	€1,393

Foreign currency translation differences, net of taxes	(262)	383	1,317

Foreign currency translation differences	(262)	383	1,317
Income tax effect	—	—	—
Actuarial gains (losses) on employee benefits, net of taxes	—	(255)	(40)

Actuarial gains (losses) on employee benefits	—	(300)	(47)
Income tax effect	—	45	7
Financial instruments, net of taxes	—	—	(83)

Fair value change on financial instruments	—	—	(98)
Income tax effect	—	—	15

Comprehensive income	€5,862	€959	€2,587

Attributable to shareholders of Criteo S.A.	€5,862	€1,074	€2,254
Attributable to non-controlling interests	€—	€(115)	€333

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		Year Ended December 31,
	Notes	2011	2012	2013
		(in thousands of euros)
Goodwill	12	€—	€—	€4,191
Intangible assets	13	300	721	6,624
Property, plant and equipment	14	5,847	14,566	24,716
Non-current financial assets	15	916	6,924	7,627
Deferred tax assets	10	1,238	1,026	4,486

Total non-current assets		8,301	23,237	47,644

Trade receivables, net of allowances	16	33,423	60,685	87,643
Current tax assets	10	18	1,866	8,014
Other current assets	17	5,850	8,080	13,466
Cash and cash equivalents	18	16,382	43,262	234,343

Total current assets		55,673	113,893	343,466

Total assets		€63,974	€137,130	€391,110

		Year Ended December 31,
	Notes	2011(1)	2012	2013
		(in thousands of euros)
Share capital	19	€368	€1,178	€1,421
Additional paid-in capital		17,262	46,542	241,468
Currency translation reserve		(317)	72	1,384
Consolidated reserves		2,369	11,913	19,523
Retained earnings		6,124	981	1,065

Equity—attributable to shareholders of Criteo S.A.		25,806	60,686	264,861

Non-controlling interests		—	(245)	213

Total equity		25,806	60,441	265,074

Financial liabilities—non current portion	22	—	4,181	6,119
Retirement benefit obligation	21	165	582	925
Deferred tax liabilities		—	15	303

Total non-current liabilities		165	4,778	7,347

Financial liabilities—current portion	22	877	2,072	5,197
Provisions		691	755	830
Trade payables		22,260	50,340	75,889
Current tax liabilities		3,928	3,203	1,549
Other current liabilities		10,247	15,541	35,224

Total current liabilities	24	38,003	71,911	118,689

Total liabilities		38,168	76,689	126,036

Total equity and liabilities		€63,974	€137,130	€391,110

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Net income	€6,124	€831	€1,393

Non-cash and non-operating items	9,148	15,920	21,558

Amortization and provisions	3,360	5,751	12,195
Share-based payment expense	1,395	3,556	6,876
Net gain or loss on disposal of non-current assets	(2)	31	45
Interest paid	—	19	9
Non-cash financial income and expenses	4	8	20
Change in deferred taxes	(157)	219	(3,697)
Income tax for the period	4,548	6,336	6,110

Changes in working capital related to operating activities	(5,541)	3,427	12,965

(Increase)/decrease in trade receivables	(17,862)	(29,041)	(31,433)
Increase/(decrease) in trade payables	10,418	30,304	33,704
(Increase)/decrease in other current assets	(1,257)	(2,616)	(5,560)
Increase/(decrease) in other current liabilities	3,160	4,780	16,254

Income taxes paid	(2,764)	(8,366)	(11,211)

Cash from operating activities	6,967	11,812	24,705

Acquisition of intangible assets, property, plant and equipment	(6,400)	(13,584)	(22,003)
Proceeds from disposal of intangible assets, property, plant and equipment	—	11	90
Change in other non-current financial assets	(125)	(6,037)	(6,220)

Cash used for investing activities	(6,525)	(19,610)	(28,133)

Issuance of long-term borrowings	—	6,100	8,000
Repayments of borrowings	(230)	(436)	(3,450)
Interest paid	—	(19)	(9)
Proceeds from capital increase(2)	471	30,081	192,175
Change in other financial liabilities	—	177	—

Cash from financing activities	241	35,903	196,716

Change in net cash and cash equivalents	683	28,105	193,289

Net cash and cash equivalents at beginning of period	15,187	15,685	43,262
Effect of exchange rate changes on cash and cash equivalents	(185)	(528)	(2,208)

Net cash and cash equivalents at end of period	€15,685	€43,262	€234,342

(2)	See note 19

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share capital	Additional paid-in capital	Currency translation reserve	Consolidated reserves	Retained earning	Equity attributable to shareholders of Criteo S.A.	Non-controlling interests	Total shareholders’ equity
	(in thousands of euros)
Balance at January 1, 2011	360	16,799	(59)	(3,733)	4,714	18,081	—	18,081

Net income	—	—	—	—	6,124	6,124	—	6,124
Other comprehensive income (loss)	—	—	(262)	—	—	(262)	—	(262)

Total comprehensive income (loss)	—	—	(262)	—	6,124	5,862	—	5,862

Allocation of net income (loss) from prior period	—	—	—	4,714	(4,714)	—	—	—
Issuance of ordinary and preferred shares	8	463	—	—	—	471	—	471
Share-based compensation	—	—	—	1,395	—	1,395	—	1,395
	—	—	4	(7)	—	(3)	—	(3)
Balance at December 31, 2011	368	17,262	(317)	2,369	6,124	25,806	—	25,806

Net income (loss)	—	—	—	—	981	981	(150)	831
Other comprehensive income (loss)	—	—	348	(255)	—	93	35	128

Total comprehensive income (loss)	—	—	348	(255)	981	1,074	(115)	959

Allocation of net income (loss) from prior period	—	—	—	6,124	(6,124)	—	—	—
Issuance of ordinary and preferred shares	810	29,271	—	—	—	30,081	—	30,081
Share-based compensation	—	—	—	3,485	—	3,485	72	3,557
Other changes in equity	—	—	41	199	—	240	(202)	38
	—	9	—	(9)	—	—	—	—
Balance at December 31, 2012	€1,178	€46,542	€72	€11,913	€981	€60,686	€(245)	€60,441

Net income					1,065	1,065	328	1,393
Other comprehensive income (loss)	—	—	1,312	(123)	—	1,189	5	1,194

Total comprehensive income (loss)			1,312	(123)	1,065	2,254	333	2,587

Allocation of net income (loss) from prior period	—	—	—	981	(981)	—	—	—
Issuance of ordinary and preferred shares(1)	243	194,926	—	—	—	195,169	—	195,169
Share-based compensation	—	—	—	6,750	—	6,750	125	6,876
Other changes in equity	—	—	—	2	—	2	—	2

Balance at December 31, 2013	€1,421	€241,468	€1,384	€19,523	€1,065	€264,861	€213	€265,075

(1)	See note 19

A portion of consolidated reserves is used from time to time to transfer profits from retained earnings for appropriation purposes. There is no policy of regular transfer.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Criteo S.A. is a global technology company specialized in digital performance advertising. We leverage large volumes of granular data to efficiently and effectively engage and convert customers on behalf of our advertiser clients. In these notes, Criteo S.A. is referred to as the Parent and together with its subsidiaries, collectively, as the Company or we. The Company uses its proprietary predictive software algorithms coupled with its deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time.

Note 1—Significant Events and Transactions of the Periods

Changes in capital

2-for-5 Reverse Share Split

On August 2, 2013, our shareholders approved a 2-for-5 reverse split of our outstanding shares, effective on August 20, 2013 (15 days after notice of the split was published in the French Bulletin des Annonces Légales, or BALO). All share-related disclosures, including per value, share prices, number of ordinary shares, preferred shares, share options and warrants, exercise prices of share options and warrants and related fair value per share, and net income (loss) per share calculations, have been recast to reflect the 2-for-5 reverse share split for all periods presented.

Share capital increase—Initial Public Offering (IPO) on Nasdaq

On October 29, 2013, according to the authorization given by the Parent’s shareholders General Meeting on August 2, 2013, the board of Directors approved a share capital increase resulting from our Initial Public Offering (IPO). On November 3, 2013, the board of Directors approved a complementary share capital increase resulting from the exercise of the overallotment option from the underwriters. The total net proceeds amounted to $269 million (€197.0 million) (see note 19).

Considering the exposure of the proceeds received to the $/€ exchange rate fluctuations, we assessed our future expenses and investments denominated in $ and have set up an hedging strategy as described in note 4.

Changes in the scope of consolidation

AD-X Tracking

On July 11, 2013, we acquired 100% of the equity of AD-X Limited, or ADX, a mobile analytics and attribution technology company. Ad-X provides a solution for businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions.

This business combination is accounted for under the acquisition method in accordance with revised IFRS 3—Business Combinations (“IFRS 3”). The determination of the fair values of assets acquired and liabilities assumed has been performed and the impact of the transaction is reflected in our consolidated financial statements as of December 31, 2013. The goodwill of €4.2 million arising from the acquisition (see note 12) consists largely of the synergies and economies of scale expected from combining the operations of Ad-X and the Company.

Creation of Criteo Advertising (Beijing) Co.Ltd and Criteo Singapore Pte.Ltd

The companies are 100% held and controlled by the Company. They are included in the Company’s consolidation scope as of December 31, 2013.

Note 2—General Information and Statement of Compliance

General Information

The accompanying Consolidated Financial Statements and notes present the operations of Criteo S.A., and its subsidiaries. Criteo S.A., the parent company, is a corporate venture under French law (société anonyme) and has its registered office located at 32, rue Blanche, 75009 Paris.

Our Consolidated Financial Statements as of December 31, 2013 have been prepared under the responsibility of Criteo S.A.’s management. The Consolidated Financial Statements were approved by the Board of Directors of Criteo S.A. on March 4, 2014.

All amounts are expressed in thousands of euros, unless stated otherwise.

The closing date of Consolidated Financial Statements is December 31 of each year. Individual statements included into these Consolidated Financial Statements have been prepared at the closing date of the consolidated statements, i.e. December 31, and cover the twelve-month period then ended.

Statement of Compliance

Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2013. Comparative figures are presented for December 31, 2011 and 2012.

IFRS include International Financial Reporting Standards (IFRS), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Consolidated Financial Statements are described below. These methods were used for all years presented.

The following new standards and amendments have been adopted by Criteo from January 1, 2013 but have had no impact on the Company’s consolidated financial statements:

•

IFRS 10 Consolidated Financial Statements.    This requires consolidation of an investee based on control, i.e. when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee

•

IFRS 11 Joint Arrangements.    This requires classification of joint arrangements as either joint operations, where assets, liabilities, revenues and expenses are accounted for proportionally in accordance with the agreement, or as joint ventures, which are accounted for under the equity method.

•

IFRS 12 Disclosures of interests in other entities.    This brings together the disclosure requirements that apply to subsidiaries, associated companies, joint ventures, structured entities and unconsolidated structured entities.

•

IFRS 13 Fair value measurement.    This standard requires or permits fair value measurements or disclosures and provides a single IFRS framework for measuring fair value and requires disclosures about fair value measurement.

•

Amendment to IAS 1 Presentation of Financial Statements.    This amendment introduces a requirement to group items presented in “Other comprehensive income” on the basis of whether they are potentially reclassifiable to profit or loss subsequently.

Recently-issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are outlined below. Management has not yet completed its assessment of these pronouncements and is therefore not currently able to estimate reliably the impact of their adoption on the Company’s results or financial position.

•

In 2009, 2010 and 2011, IFRS 9 Financial Instruments was issued which will substantially change the classification and measurement of financial instruments, hedging requirements and the recognition of certain fair value changes in the consolidated financial statements. Currently, only new requirements on the classification and measurement for financial assets and financial liabilities have been issued. The mandatory effective date for requirements issued as part of IFRS 9 will be determined once the project is closer to completion.

•

IFRIC 21 Levies, an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, was issued in May 2013 and is required to be adopted on January 1, 2014. The interpretation clarifies that the obligating event giving rise to a liability to pay a levy to a government agency is the activity that triggers the payment.

The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the year ended December 31, 2013 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2012.

Note 3—Principles and Accounting Methods

Basis of Preparation

The Consolidated Financial Statements have been prepared assuming a going concern and using the historical cost principle with the exception of certain assets and liabilities that are measured at fair value in accordance with IFRS. The categories concerned are detailed in the following notes.

Consolidation Methods

We have control over all our subsidiaries, and consequently they are all fully consolidated. The table below presents at each period’s end and for all entities included in the consolidation scope the following information:

•	Country of incorporation and

•	Percentage of voting rights and ownership interests.

		Year Ended December 31,
		2011		2012		2013
	Country	Voting Rights	Ownership Interest	Voting Rights	Ownership Interest	Voting Rights	Ownership Interest	Consolidation Method
Parent
Criteo S.A.	France	100%	100%	100%	100%	100%	100%	Parent Company
French subsidiary
Criteo France SAS	France	100%	100%	100%	100%	100%	100%	Fully consolidated
Foreign subsidiaries
Criteo Ltd	United Kingdom	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo Corp	United States	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo GmbH	Germany	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo KK	Japan	—	—	66%	66%	66%	66%	Fully consolidated
Criteo Do Brasil LTDA	Brazil	—	—	100%	100%	100%	100%	Fully consolidated
Criteo BV	Netherlands	—	—	100%	100%	100%	100%	Fully consolidated
Criteo Pty	Australia	—	—	100%	100%	100%	100%	Fully consolidated
Criteo Srl	Italy	—	—	100%	100%	100%	100%	Fully consolidated
Criteo Advertising (Beijing) Co. Ltd	China	—	—	—	—	100%	100%	Fully consolidated
Criteo Singapore Pte. Ltd	Singapore	—	—	—	—	100%	100%	Fully consolidated
Ad-X Ltd	United Kingdom	—	—	—	—	100%	100%	Fully consolidated

Functional Currency and Translation of Financial Statements in Foreign Currency

The Consolidated Financial Statements are presented in euros, which is also the functional currency of the Parent. The statements of financial position of consolidated entities having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date), and the statements of income, statements of comprehensive income and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Cumulative translation adjustment” in the Consolidated Statements of Changes in Equity.

Conversion of Foreign Currency Transactions

Foreign currency transactions are converted to euros at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the Consolidated Statements of Income in “Other financial income (loss)” with the exception of exchange differences arising from monetary items that form part of the reporting entity’s net investment in a foreign operation which are recognized in other comprehensive income; they will be recognized in profit or loss on disposal of the net investment.

Business Combinations

The acquisition method is used in accounting for business combinations. The consideration transferred to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

Identifiable assets acquired and liabilities assumed are recognized in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the fair value of the consideration transferred over the sum of the recognized amount of any non-controlling interest in the acquiree and the acquisition-date fair values of identifiable net assets.

When the cost of the acquisition is below the fair value of the Company’s share in the assets, liabilities and contingent liabilities of the acquiree, the difference is recognized directly in the income statement.

If the initial accounting for a business combination can only be determined provisionally, provisional values of the assets and liabilities should be adjusted within one year from the acquisition date, in accordance with IFRS 3.

The impact of capital gains or losses and of depreciation charges and reversals recognized after 12 months of the acquisition date in relation to the values assigned to assets acquired and liabilities assumed at the time of the first consolidation is recognized prospectively, as the income of the period of change and future periods, if any, without adjusting Goodwill except in the case of the correction of an error, in accordance with IAS 8—Accounting policies, changes in accounting estimates and errors.

Intangible Assets (excluding Goodwill)

Acquired intangible assets are accounted for at acquisition cost, less cumulative amortization and any impairment loss. Acquired intangible assets are primarily composed of software amortized on a straight-line basis over their estimated useful lives comprised between one and five years. Intangible assets are reviewed for impairment whenever events or changes in circumstances such as, but not limited to, significant declines in revenue, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired.

Costs related to customized internal-use software that have reached the development stage are capitalized. These capitalized costs include costs associated with our internal SAP solution, such as our licenses related thereto and the interfaces for, and testing of, this solution. Capitalization of such costs begins when the preliminary project stage is complete and stops when the project is substantially complete and is ready for its intended purpose. In making this determination, several analyses for each phase were performed, including analysis of the feasibility, availability of resources, intention to use and future economic benefits. Amortization of these costs begins when capitalization stops and is calculated on a straight-line basis over the assets’ useful lives estimated at three to five years. Other pre- and post-implementation costs related to our internal SAP solution have been expensed as incurred.

Our research and development efforts are focused on enhancing the performance of our solution and improving the efficiency of the services we deliver to our clients. All development costs, principally headcount-related costs, are expensed as management determines that technological feasibility is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products are not material and accordingly are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are accounted for at acquisition cost less cumulative depreciation and any impairment loss.

Depreciation is calculated on a straight-line basis over the assets’ estimated useful lives as follows:

Fixtures and Fittings (mainly composed of leasehold improvements)	5 to 10 years
Furniture and Equipment (mainly composed of datacenter and office equipment)	1 to 5 years

Leasehold improvements are depreciated over their useful life or over the lease term, whichever is shorter.

The gains and losses on disposal of assets are determined by comparing selling price with the net book value of the disposed asset. Residual values and the duration of assets’ useful lives are revised and, if applicable, adjusted at each closing date for each reporting period.

Impairment of Assets

Goodwill, Intangible Assets, Property, Plant and Equipment

In accordance with IAS 36—Impairment of Assets, whenever events or changes in market conditions indicate a risk of impairment of intangible assets, property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Goodwill is tested once a year for impairment .Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.

In the event that the recoverable value is lower than the net carrying value, the difference is recognized as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).

Leases

Assets acquired under finance leases are capitalized when the lease contract transfers substantially all the risks and rewards incidental to ownership to us. Criteria used to assess whether a contract should be classified as a finance lease or an operating lease include:

•	the term of the lease compared with the useful life of the asset;

•	total future lease payments compared with fair value of the asset financed;

•	whether or not ownership is transferred at the end of the lease term;

•	existence of a purchase option favorable to the lessee; and

•	type of asset leased.

Financial Assets and Liabilities, Excluding Derivative Financial Instruments

Financial assets, excluding cash, consist exclusively in loans and receivables. Loans and receivables are non-derivative financial assets with a payment, which is fixed or can be determined, not listed on an active market. They are included in current assets, except those that mature more than twelve months after the reporting date.

Loans are measured at amortized cost using the effective interest method. The recoverable amount of loans and advances is estimated whenever there is an indication that the asset may be impaired and at least on each reporting date. If the recoverable amount is lower than the carrying amount, an impairment loss is recognized in the Consolidated Statements of Income.

We carry our accounts receivable at net realizable value. On a periodic basis, our management evaluates our accounts receivable and determines whether to provide an allowance or if any accounts should be written down and charged to expense as a bad debt. The evaluation is based on a past history of collections, current credit conditions, the length of time the account is past due and a past history of write downs. A receivable is considered past due if we have not received payments based on agreed-upon terms.

A higher default rate than estimated or a deterioration in our clients’ creditworthiness could have an adverse impact on our future results. Allowances for doubtful accounts on trade receivables are recorded in “Sales and operations expenses” in our Consolidated Statements of Income. We generally do not require any security or collateral to support our receivables.

Financial liabilities are initially recorded at their fair value at the transaction date. Subsequently they are measured at amortized cost using the effective interest method.

Derivative financial instruments

We buy and sell derivative financial instruments (mainly put, forward, forward buying and selling) with a view to managing and reducing our exposure to the risk of exchange rate fluctuations. We deal only with first-class financial institutions. Under IAS 39, financial instruments may only be classified as hedges when we can demonstrate and document the effectiveness of the hedging relationship at inception and throughout the life of the hedge.

The effectiveness of the hedge is determined by reference to changes in the value of the derivative instrument and the hedged item. The ratio must remain within 80% to 125%.

Derivative financial instruments are recognized in the balance sheet at their market value on the reporting date in financial current assets or liabilities.

Changes in fair value are recorded as follows:

•

cash flow hedges: the portion of the gain or loss on the financial instrument that is determined to be an effective hedge is recorded directly to equity. The ineffective portion is recorded to the income statement;

•	fair value hedges and financial instruments not designated as hedges : changes in fair value are recorded to the income statement.

Market value is the price quoted by an external provider.

In accordance with amendment to IFRS 7—Financial instruments: Disclosures, financial instruments are presented in three categories based on a hierarchical method used to determine their fair value : a) level one : fair value calculated using quoted prices in an active market for identical assets and liabilities ; b) level two : fair value calculated using valuation techniques based on observable market data such as prices of similar assets and liabilities or parameters quoted in an active market; c) level three: fair value calculated using valuation techniques based wholly or partially on unobservable inputs such as prices in an active market or a valuation based on multiples for unlisted companies.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits with banks. Cash equivalents include short-term, highly liquid investments, for which the risk of changes in value is considered to be insignificant. Demand deposits therefore meet the definition of cash equivalents. Cash equivalents are measured at fair value and any changes are recognized in the Consolidated Statements of Income.

Employee Benefits

Depending on the laws and practices of the countries in which we operate, employees may be entitled to compensation when they retire or to a pension following their retirement. For state-managed plans and other defined contribution plans, we recognize them as expenses when they become payable, our commitment being limited to our contributions.

In accordance with IAS 19, the liability with respect to defined benefit plans is estimated using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is valued separately to obtain the final obligation. The final amount of the liability is then discounted.

The main assumptions used to calculate the liability are:

•	discount rate;

•	inflation rate;

•	future salary increases; and

•	employee turnover.

Service costs are recognized in profit or loss and are allocated by function.

Finance costs are presented as part of “Financial income (expense)” in the Consolidated Statements of Income.

Effective January 1, 2012, we started recognizing actuarial gains and losses in other comprehensive income. Actuarial gains and losses arise as a result of changes in actuarial assumptions or experience adjustments (differences between the previous actuarial assumptions and what has actually occurred). We believe it results in providing more relevant information, minimizing the effect of volatility in the Consolidated Statement of Income. Prior periods have not been modified as the effect of the change in accounting policy on prior periods is immaterial.

Provisions

We recognize provisions in accordance with IAS No. 37—Provisions, Contingent Liabilities and Contingent Assets, if the following three conditions are met:

•	we have a present obligation (legal or constructive) towards a third-party that arises from an event prior to the closing date;

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	the obligation amount can be estimated reliably.

With respect to litigations and claims that may result in a provision to be recognized, we exercise significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

Revenue Recognition

We sell personalized display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and generate revenue when a user clicks on the banner ad. We price our advertising campaigns on a cost per click (“CPC”) model based on the number of clicks generated by users on each advertising campaign.

Revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on specified CPCs and related campaign budgets. We recognize revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the client reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a client, the size and nature of a client’s website and transaction history. Amounts billed or collected in excess of revenue recognized are included as deferred revenue. An example of this deferred revenue would be arrangements where clients request or are required by us to pay in advance of delivery.

We recognize revenue from the delivery of display advertisements in the period in which the display advertisements are delivered. Specifically, we recognize revenue for display ad delivery through our solution once the consumer clicks on the personalized banner displayed by us on the client’s website for CPC ad campaigns. For CPC ad campaigns, sales are valued at the fair value of the amount received. Rebates and discounts granted to clients, along with free or extended advertising campaigns, are recorded as a deduction from revenue.

We also generate revenue from the sale of personalized display advertisements on a cost per thousand impressions (“CPM”) basis or on a cost per acquisition (“CPA”) basis as well as fees for packaged sales of advertising on our clients’ websites. We recognize revenue on a CPM basis as impressions are delivered, while revenue on a CPA basis is recognized once the final user purchases an item on the advertiser’s website. Fees related to packaged sales are recognized monthly on a flat fee basis.

In the normal course of business, we act as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party clients; (2) establishing the selling prices of the display advertisements sold; (3) performing all billing and collection activities, including retaining credit risk; and (4) bearing sole responsibility for fulfillment of the advertising, we act as the principal in these arrangements and therefore report revenue earned and costs incurred related to these transactions on a gross basis.

Cost of Revenue

Our cost of revenue primarily includes traffic acquisition costs and other cost of revenue.

Traffic Acquisition Costs.    Traffic acquisition costs consist primarily of purchases of impressions from publishers on a CPM basis. We purchase impressions directly from publishers or third-party intermediaries, such as advertisement exchanges. We recognize cost of revenue on a publisher by publisher basis as incurred. Costs owed to publishers but not yet paid are recorded in our Consolidated Statements of Financial Position as accounts payable and accrued expenses.

Under our current agreements with our publishers, we only commit to purchase a defined volume of impressions from any given publisher to the extent that a pre-determined click through rate (“CTR”) is reached. If the publisher fails to reach the targeted volume of impressions, we can either terminate the agreement or reduce our commitment to buy impressions accordingly.

Other Cost of Revenue.    Other cost of revenue includes expenses related to third-party hosting fees, depreciation of data center equipment and data purchased from third parties that we leverage in our solution.

Share-Based Compensation

Shares, share options and share warrants are exclusively awarded to our employees or administrators. As required by IFRS 2—Share-Based Payment (“IFRS 2”), these awards are measured at their fair value on the date of grant. The fair value is calculated with the most relevant formula regarding the settlement and the conditions of each plan. The fair value is recorded in personnel expenses (allocated by function in the Consolidated Statements of Income) on a straight line basis over each milestone composing the vesting period with a corresponding increase in shareholders’ equity.

At each closing date, we re-examine the number of options likely to become exercisable. If applicable, the impact of the review of the estimate is recognized in the Consolidated Statement of Income with a corresponding adjustment in equity.

Income Taxes

We did elect to classify the French business tax, Cotisation sur la Valeur Ajoutée des Entreprises (“CVAE”) as an income tax in compliance with IAS 12—Income Taxes (“IFRS 12”).

The French Research Tax Credit, Crédit d’Impôt Recherche (“CIR”), is a French tax incentive to stimulate research and development (“R&D”). Generally, the CIR offsets the income tax to be paid and the remaining portion (if any) can be refunded at the end of a three-fiscal year-period. The CIR is calculated based on the claimed volume of eligible R&D expenditures by us. As a result, the CIR is presented as a deduction to “Research and development expenses” in the Consolidated Statements of Income. We have exclusively claimed R&D performed in France for purposes of the CIR.

Deferred taxes are recorded on all temporary differences between the financial reporting and tax bases of assets and liabilities, and on tax losses, using the liability method. Differences are defined as temporary when they are expected to reverse within a foreseeable future. We may only recognize deferred tax assets if, based on the projected taxable incomes within the next three years, we determine that it is probable that future taxable profit will be available against which the unused tax losses and tax credits can be utilized. If future taxable profits are considerably different from those forecasted that support recording deferred tax assets, we will have to revise downwards or upwards the amount of deferred tax assets, which would have a significant impact on our financial results. This determination requires many estimates and judgments by our management for which the ultimate tax determination may be uncertain. In accordance with IAS 12, tax assets and liabilities are not discounted. Amounts recognized in the Consolidated Financial Statements are calculated at the level of each tax entity included in the consolidation scope.

Operating Segments

In accordance with IFRS 8—Operating Segments, segment information reported is constructed on the basis of internal management data used for performance analysis of businesses and for the allocation of resources. An operating segment is a distinct component of the Company which is engaged in the supply of distinct products and services and which is exposed to risks and returns different from the risks and the returns of other operating segments.

Our chief operating decision-maker is our Chief Executive Officer (“CEO”). On a monthly basis, the CEO reviews consolidated data for revenue, revenue excluding traffic acquisition costs (revenue ex-TAC) and Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, share-based compensation, service costs (pension) and acquisition-related deferred price consideration) for the purposes of allocating resources and evaluating financial performance.

We have concluded that our operations constitute one operating and reportable segment.

Use of Estimates

Our Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of our Consolidated Financial Statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

The most significant areas that require management judgment and estimates relate to (1) the recognition of revenue and particularly, the determination as to whether revenue should be reported on a gross or a net basis; (2) the evaluation of our trade receivables and the recognition of a valuation allowance; (3) the recognition of our deferred tax assets; (4) the recognition and measurement of intangible assets and particularly costs capitalized in relation to our customized internal-use software; (5) the recognition and measurement of liabilities in relation to litigations and claims; (6) recognition of identifiable intangible assets and goodwill in the context of business combinations; and (7) the measurement of share-based compensation. The accounting policies for these areas are discussed elsewhere in these Consolidated Financial Statements.

Earnings Per Share

In accordance with IAS 33—Earnings Per Share, basic earnings per share (“EPS”) are calculated by dividing the net income attributable to shareholders of the Parent by the weighted average number of shares outstanding. The weighted average number of shares outstanding is calculated according to movements in share capital.

In addition, we calculate diluted earnings per share by dividing the net income attributable to shareholders of the Parent by the weighted average number of shares outstanding plus any potentially dilutive shares not yet issued.

Note 4—Financial Risk Management

Credit Risk

The maximum exposure to credit risk at the end of each reported period is represented by the carrying amount of financial assets, and summarized in the following table:

	As of December 31,
	2011	2012	2013
	(in thousands of euros)
Non-current financial assets	€916	€6,924	€7,627
Trade receivables, net of allowances	33,423	60,685	87,643
Other current assets	5,850	8,080	13,466
Cash and cash equivalents	16,382	43,262	234,343

Total	€56,571	€118,951	€343,079

Trade Receivables

Credit risk is defined as an unexpected loss in cash and earnings if the client is unable to pay its obligations in due time. We perform internal ongoing credit risk evaluations of our clients. When a possible risk exposure is identified, we require prepayments.

For each period presented, the aging of trade receivables and allowances for potential losses is as follows:

	As of December 31,
	2011				2012				2013
	Gross value	%	Impairment	%	Gross value	%	Impairment	%	Gross value	%	Impairment	%
	(€ in thousands of euros)
Not yet due	€22,471	66.9%	€—	—	€34,190	55.4%	€—	—	€63,439	70,9%	€—	—
0-30 days	9,050	26.9%	—	—	21,382	34.7%	(3)	0.3%	19,654	22,0%	(12)	0,7%
31-60 days	1,180	3.5%	—	—	3,128	5.1%	(36)	3.7%	2,236	2,5%	(33)	1,8%
60-90 days	272	0.8%	(8)	4.5%	826	1.3%	(67)	6.8%	1,008	1,1%	(108)	5,9%
> 90 days	628	1.9%	(170)	95.5%	2,142	3.5%	(877)	89.2%	3,140	3,5%	(1,681)	91,7%

Total	€33,601	100%	€(178)	100%	€61,668	100%	€(983)	100%	€89,477	100%	€(1,834)	100%

Cash and Cash Equivalents

Cash and cash equivalents are exclusively invested in secured investments such as interest-bearing deposits.

Market Risk

Foreign Currency Risk

A 10% increase or decrease of the Sterling Pound, the U.S. Dollar, the Japanese Yen or the Brazilian Real against the euro would have impacted the Consolidated Statements of Income and Consolidated Statement of Changes in Equity including non-controlling interests as follows:

	Year Ended December 31,
	2011		2012		2013
	(€ in thousands of euros)
EUR/GBP	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€150	€(150)	€(331)	€331	€(289)	€289
Net equity impact	€(75)	€75	€(333)	€333	€(1,138)	€1,138

	Year Ended December 31,
	2011		2012		2013
	(€ in thousands of euros)
EUR/USD	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€(913)	€913	€(1,515)	€1,515	€(264)	€264
Net equity impact	€(1,425)	€1,425	€(2,813)	€2,813	€51	€(51)

	Year Ended December 31,
	2011		2012		2013
	(€ in thousands of euros)
EUR/JPY	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€(141)	€141	€1	€(1)	€96	€(96)
Net equity impact	€(129)	€129	€(72)	€72	€62	€(62)

	Year Ended December 31,
	2011		2012		2013
	(€ in thousands of euros)
EUR/BRL	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€12	€(12)	€(264)	€264	€(604)	€604
Net equity impact	€30	€(30)	€(278)	€278	€(775)	€775

The proceeds of the IPO received in US dollars (note 1) have increased our exposure to $/€ exchange rate fluctuations. In order to mitigate this risk, we have set up the following hedging strategy:

•

we have identified $ 30 million future expenses and investments over 2014 for which a cash flow hedging relationship has been documented in accordance with IAS 39. The related derivative financial instruments have been recorded as current financial liabilities and the related valuation as of December 31, 2013 was recognized in the Consolidated Statement of Comprehensive Income for € 0.1 million.

•

we decided to sell in 2014 $ 90 million through put and collar instruments. The related premiums have been recorded as current financial assets and valued as of December 31, 2013 at €0.6 million. The translation of the $ 90 million into euro as of December 31, 2013 generated a €0.7 million loss in financial income.

•	$100 million was converted into euros in December 2013 with no significant impact in the financial income.

•	the remaining balance was primarily used to fund our US subsidiary to enable intragroup settlement of current debts.

Counter Party Risk

As of December 31, 2013, we show a positive net cash position. Since 2012, we have utilized a cash pooling arrangement for all the Euro-zone entities, reinforcing cash management centralization. Investment and financing decisions are carried out by our internal treasury function. We only deal with counterparties with high credit ratings.

Liquidity Risk

The following tables summarize for each period presented, the remaining contractual maturities of our financial liabilities and lease commitments:

	December 31, 2011
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€877	€877	€877	€—	€—
Other non-current liabilities	—	—	—	—	—
Trade payables	22,260	22,260	22,260	—	—
Other current liabilities	10,247	10,247	10,247	—	—
Operating lease arrangements	—	2,270	1,522	748	—

Total	€33,384	€35,654	€34,906	€748	€—

	December 31, 2012
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€6,253	€6,474	€2,190	€4,284	€—
Trade payables	50,340	50,340	50,340	—	—
Other current liabilities	15,541	15,541	15,541	—	—
Operating lease arrangements	—	33,538	7,281	22,571	3,686

Total	€72,134	€105,893	€75,352	€26,855	€3,686

	December 31, 2013
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€11,316	€11,316	€5,197	€6,119	€—
Trade payables	75,889	75,889	75,889	—	—
Other current liabilities	35,224	35,224	35,224	—	—
Operating lease arrangements	—	61,180	9,870	34,091	17,219

Total	€122,429	€183,609	€126,180	€40,210	€17,219

Note 5—Breakdown of Revenue and Non-Current Assets by Geographical Areas

For the purposes of allocating resources and evaluating financial performance, the CEO reviews consolidated data for revenue, revenue excluding traffic acquisition costs (revenue ex-TAC), Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, share-based compensation, service costs (pension) and acquisition-related deferred price consideration) and Adjusted Net Income (net income before share-based compensation expense, acquisition-related deferred price consideration, amortization of acquisition-related intangible assets and the tax impact of the foregoing adjustments).

The Company operates in the following three geographical markets:

•	Americas: North and South Americas,

•	EMEA: Europe, Middle-East and Africa, and

•	Asia-Pacific.

Revenue generation is highly dependent on traffic acquisition costs and given the fact that our recommendation engine and technical platforms are structured in a way so as to optimize revenue ex-TAC, our management believes that revenue data are relevant when accompanied by revenue ex-TAC information.

The following tables disclose our consolidated revenue for each geographical area for each of the reported periods. Revenue by geographical area is based on the location of advertisers’ campaigns.

	Americas	EMEA	Asia-Pacific	Total
	(in thousands of euros)
December 31, 2011	€22,013	€119,798	€1,751	€143,562
December 31, 2012	67,787	172,499	31,569	271,855
December 31, 2013	123,004	237,801	83,155	443,960

Revenue generated in France amounted to €41.7 million, €49.3 million and €59.9 million for the periods ended December 31, 2011, 2012 and 2013 respectively.

Revenue generated in other significant countries where we operate is presented in the following table:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
America
United States	€19,536	€53,126	€91,589
EMEA
Germany	28,327	41,144	55,410
United Kingdom	21,047	35,357	43,866
Asia Pacific
Japan	841	23,435	67,901

In 2011, 2012, and 2013, our largest client represented 5.4%, 5.2% and 5.1%, respectively, of our consolidated revenue.

Other Information

For each reported period, non-current assets (corresponding to the net book value of tangible and intangible assets) are presented in the table below. The geographical information results from the locations of legal entities.

	Holding	Americas	Of which: United States	Europe	Asia-Pacific	Of which: Japan	Total
	(in thousands of euros)
As of December 31, 2011	€3,338	€1,797	€1,795	€500	€512	€496	€6,147
As of December 31, 2012	8,259	3,868	3,855	592	2,568	2,495	15,287
As of December 31, 2013	18,015	7,807	7,793	1,943	3,575	3,479	31,340

Note 6—Nature of Expenses Allocated by Function

Nature of Expenses Allocated to Cost of Revenue

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Traffic acquisition costs	€(79,060)	€(157,707)	€(264,952)
Other cost of revenue	(5,690)	(12,662)	(21,956)

Hosting cost	(3,345)	(6,872)	(12,177)
Depreciation and amortization	(2,010)	(3,648)	(7,846)
Data acquisition costs	(335)	(1,817)	(1,557)
Other	—	(325)	(376)

Total cost of revenue	€(84,750)	€(170,369)	€(286,908)

Nature of Expenses Allocated to Research and Development

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Personnel expenses	€(6,308)	€(9,033)	€(23,829)

Personnel expenses excluding share-based payment and research tax credit	(7,673)	(10,981)	(23,716)
Share-based payment	(180)	(429)	(2,049)
Research tax credit	1,545	2,377	1,936
Other cash operating expenses	(1,919)	(4,917)	(7,511)

Subcontracting and other headcount related costs	(919)	(1,950)	(3,835)
Rent and facilities costs	(938)	(2,372)	(3,338)
Consulting and professional fees	(62)	(407)	(305)
Marketing costs	—	(72)	(27)
Other	—	(116)	(6)
Other non-cash operating expenses	(559)	(335)	(835)

Depreciation and amortization	(51)	(166)	(915)
Net change in allowance for doubtful accounts	—	—	—
Net change in other provisions	(508)	(169)	80

Total research and development expenses	€(8,786)	€(14,285)	€(32,175)

Nature of Expenses Allocated to Sales and Operations

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Personnel expenses	€(22,730)	€(39,078)	€(51,011)

Personnel expenses excluding share-based payment	(21,831)	(37,278)	(48,210)
Share-based payment	(899)	(1,800)	(2,801)
Other cash operating expenses	(7,806)	(17,313)	(29,908)

Subcontracting and other headcount related costs	(1,985)	(5,365)	(9,292)
Rent and facilities costs	(3,436)	(6,153)	(6,609)
Consulting and professional fees	—	—	—
Marketing costs	(1,998)	(3,191)	(3,217)
Other	(387)	(2,604)	(10,790)
Other non-cash operating expenses	(294)	(1,656)	(1,897)

Depreciation and amortization	(227)	(847)	(1,792)
Net change in allowance for doubtful accounts	(67)	(809)	(105)
Net change in other provisions	—	—	—

Total sales and operations expenses	€(30,830)	€(58,047)	€(82,816)

Nature of Expenses Allocated to General and Administrative

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Personnel expenses	€(4,714)	€(9,842)	€(15,092)

Personnel expenses excluding share-based payment	(4,398)	(8,515)	(13,066)
Share-based payment	(316)	(1,327)	(2,026)
Other cash operating expenses	(4,098)	(10,071)	(15,398)

Subcontracting and other headcount related costs	(754)	(3,373)	(7,519)
Rent and facilities costs	(592)	(1,540)	(2,437)
Consulting and professional fees	(2,622)	(4,911)	(4,900)
Marketing costs	—	—	—
Other	(130)	(247)	(542)
Other non-cash operating expenses	(497)	(295)	(897)

Depreciation and amortization	(239)	(107)	(566)
Net change in allowance for doubtful accounts	—	—	—
Net change in other provisions	(258)	(188)	(331)

Total general and administrative expenses	€(9,309)	€(20,208)	€(31,387)

Note 7—Allocation of Personnel Expenses

Allocation of Personnel Expenses By Function

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Research and development	€(6,533)	€(9,033)	€(23,829)
Sales and operations	(22,505)	(39,078)	(51,011)
General and administrative	(4,714)	(9,842)	(15,092)

Total personnel expenses	€(33,752)	€(57,953)	€(89,932)

Allocation of Personnel Expenses by Nature

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Wages and salaries	€(26,534)	€(44,069)	€(62,429)
Severance pay	(304)	(140)	(842)
Social charges	(6,853)	(12,140)	(17,442)
Payroll taxes	(247)	(425)	(1,407)
Acquisition-related deferred price consideration	—	—	(2,363)
Share-based payment	(1,395)	(3,556)	(6,876)
Profit sharing	—	—	(509)
Research tax credit (classified as a reduction of R&D expenses)	1,581	2,377	1,936

Total personnel expenses	€(33,752)	€(57,953)	€(89,932)

Note 8—Share-Based Compensation

Share Options Plans and Employee Warrants Grants (BSPCE)

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and to implement share options plans as follows:

•	Issuance of 2,112,000 BSPCE, authorized at the General Meeting of Shareholders on October 24, 2008, making available up to 2,112,000 BSPCE until April 24, 2010 (“Plan 1”);

•	Issuance of 1,472,800 BSPCE, authorized at the General Meeting of Shareholders on April 16, 2009, making available up to 1,472,800 BSPCE until October 16, 2010 (“Plan 2”);

•

1,584,000 Share Options, authorized at the General Meeting of Shareholders on September 9, 2009, making available up to 1,584,000 share options until November 8, 2012. This Plan has been amended at the General Meeting of Shareholders on November 16, 2010, making available up to 2,700,000 share options or BSPCE (“Plan 3”);

•	Issuance of 361,118 BSPCE, granted to Criteo co-founders at the General Meeting of Shareholders on April 23, 2010 (“Plan 4”);

•	2,800,000 BSPCE or Share Options, authorized at the General Meeting of Shareholders on November 18, 2011, making available up to 2,800,000 share options or BSPCE (“Plan 5”);

•	1,654,290 BSPCE or Share Options, authorized at the General Meeting of Shareholders on September 14, 2012, making available up to 1,654,290 share options or BSPCE (“Plan 6”).

•	6,627,237 BSPCE or Share Options, authorized at the General Meeting of Shareholders on August 2, 2013, making available up to 6,627,237 share options or BSPCE (“Plan 7”).

Plans 1 and 2

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one third (1/3) of the BSPCE on the first anniversary of the date of grant;

•	up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the date of grant, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Upon exercise of the BSPCE, we offer beneficiaries settlement of the BSPCE in newly issued ordinary shares of the Parent.

Parent shares were not traded on a stock exchange at the date of grant. Consequently exercise prices were determined by reference to the latest capital increase as of the date of grant, unless the Board of Directors decided otherwise.

Details of BSPCE Plans 1 and 2

	Plan 1		Plan 2
Date of grant (Board of Directors)	Oct 24, 2008	Jan 20, 2009	May 7, 2009	July 7, 2009	Jan 20, 2010	March 11, 2010	May 20, 2010	July 7, 2010	Sept 14, 2010
Vesting period	3 years (non-linear)		3 years (non-linear)
Plan expiration date	Oct 24, 2018	Jan 20, 2019	May 7, 2019	July 7, 2019	Jan 20, 2020	March 11, 2020	May 20, 2020	July 7, 2020	Sept 14, 2020
Number of BSPCE granted	227,040	411,840	462,000	264,000	237,600	33,840	82,800	74,800	25,200
Share entitlement per BSPCE	1	1	1	1	1	1	1	1	1
Exercise price	€0.45	€0.45	€0.70	€0.70	€0.70	€0.70	€2.10	€2.10	€2.10
Valuation method used	Black and Scholes		Black and Scholes
Grant date share fair value	€0.20	€0.20	€0.20	€0.20	€0.70	€0.70	€0.70	€0.70	€0.70
Expected volatility(1)	53.0%	54.8%	55.6%	55.7%	55.5%	55.2%	55.5%	55.3%	55.4%
Average life of BSPCE	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	4.10%	3.56%	3.66%	3.68%	3.52%	3.44%	3.03%	2.98%	2.74%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per BSPCE	€0.10	€0.10	€0.08	€0.08	€0.45	€0.45	€0.28	€0.28	€0.28

(1)	Based on similar listed entities.
(2)	Based on Obligation Assimilables du Tresor, i.e. French government bonds with a ten-year maturity (“TEC 10 OAT floating-rate bonds”).

Change in Number of BSPCE Outstanding

	Year Ended December 31,
Number of BSPCE	2011	2012	2013
Balance at beginning of period	3,807,600	1,164,977	1,161,377
Granted during the period	—	—	—
Forfeited during the period	(147,023)	(1,200)	—
Exercised during the period	(748,135)	(2,400)	(26,640)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(1,747,465)	—	—

Balance at end of period	1,164,977	1,161,377	1,134,737

Breakdown of the Closing Balance

	Year Ended December 31,
	2011		2012		2013
Number of BSPCE	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSPCE with exercise price of €0.45	263,120	246,913	263,120	263,120	263,120	263,120
BSPCE with exercise price of €0.70	783,777	581,092	783,777	761,156	757,137	757,137
BSPCE with exercise price of €2.10	118,080	54,300	114,480	90,960	114,480	114,480

Total	1,164,977	882,305	1,161,377	1,115,236	1,134,737	1,134,737

Weighted average remaining contractual life (in years)	7.6		6.6		5.6

Plan 3

According to the initial plan adopted by the Parent’s shareholders General Meeting on September 9, 2009, the Board of Directors was authorized to grant up to 1,584,000 share options with the following vesting schedule:

•	up to one third (1/3) of the options on the first anniversary of the date of grant;

•	up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the date of grant, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

The initial plan was amended by the General Meeting of the Parent’s shareholders on November 16, 2010. According to such amended plan, the Board of Directors is authorized to grant up to 2,700,000 BSPCE or share options until May 16, 2012 (BSPCE) and January 16, 2014 (share options) respectively. On June 28, 2011 the shareholders’ meeting extended the autorization to issue the above-mentioned BSPCE until December 28, 2012.

The vesting schedule attached to the amended plan is as follows:

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

For the initial and amended plans, upon exercise of the BSPCE or share options, we offer beneficiaries/optionees settlement of the BSPCE or share options in newly issued ordinary shares of the Parent.

Parent shares were not traded on a stock exchange at the date of grant. Consequently, exercise prices were determined by reference to the latest capital increase as of the date of grant, unless the Board of Directors decided otherwise.

Details of BSPCE / Share Option

	Plan 3
Date of grant (Board of Directors)	Sept 9, 2009	Nov 17, 2009	Jan 20, 2010	March 11, 2010	May 20, 2010	July 7, 2010	July 7, 2010	Sept 14, 2010	Sept 14, 2010
Vesting period	3 years (non-linear)
Plan expiration date	Sept 9, 2019	Nov 17, 2019	Jan 20, 2020	March 11, 2020	May 20, 2020	July 7, 2020	July 7, 2020	Sept 14, 2020	Sept 14, 2020
Number of options granted	670,560	77,520	79,680	332,400	63,600	210,000	3,600	57,000	64,200
Type : Share Option (S.O.) / BSPCE	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.
Share entitlement per option	1	1	1	1	1	1	1	1	1
Exercise price	€0.20	€0.70	€0.70	€0.70	€2.10	€0.70	€2.10	€0.70	€2.10
Valuation method used	Black and Scholes
Grant date share Fair-value	€0.20	€0.20	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70
Expected volatility(1)	55.7%	55.7%	55.5%	55.2%	55.5%	55.3%	55.3%	55.4%	55.4%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.59%	3.58%	3.52%	3.44%	3.03%	2.98%	2.98%	2.74%	2.74%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€0.13	€0.08	€0.45	€0.45	€0.28	€0.43	€0.28	€0.43	€0.28

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

	Plan 3—Amended—Part 1
Date of grant (Board of Directors)	Nov 16, 2010	Nov 16, 2010	Nov 16, 2010	Jan 11, 2011	Jan 11, 2011	Jan 11, 2011	Mar 16, 2011	Mar 16, 2011	Mar 16, 2011
Vesting period	4 years (non-linear)
Plan expiration date	Nov 16, 2020	Nov 16, 2020	Nov 16, 2020	Jan 11, 2021	Jan 11, 2021	Jan 11, 2021	Mar 16, 2021	Mar 16, 2021	Mar 16, 2021
Number of options granted	72,600	31,200	64,800	66,000	2,400	158,400	102,240	165,600	195,840
Type : Share Option (S.O.) / BSPCE	S.O.	S.O.	BSPCE	S.O.	S.O.	BSPCE	S.O.	S.O.	BSPCE
Share entitlement per option	1	1	1	1	1	1	1	1	1
Exercise price	€0.70	€2.10	€2.10	€0.70	€2.10	€2.10	€0.70	€2.10	€2.10
Valuation method used	Black and Scholes
Grant date share fair-value	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70
Expected volatility(1)	55.0%	55.0%	55.0%	57.8%	57.8%	57.8%	55.1%	55.1%	55.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.00%	3.00%	3.00%	3.35%	3.35%	3.35%	3.49%	3.49%	3.49%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€0.43	€0.28	€0.28	€0.45	€0.30	€0.30	€0.45	€0.28	€0.28

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

	Plan 3—Amended—Part 2
Date of grant (Board of Directors)	April 7, 2011		May 18, 2011	May 18, 2011	June 28, 2011	June 28, 2011	Sept 21, 2011	Sept 21, 2011
Vesting period	4 years (non-linear)
Plan expiration date	April 7, 2021		May 18, 2021	May 18, 2021	June 28, 2021	June 28, 2021	Sept 21, 2021	Sept 21, 2021
Number of options granted	960,000		339,600	124,800	140,700	17,400	227,800	62,000
Type : Share Option (S.O.) / BSPCE	S.O.		S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE
Share entitlement per option	1		1	1	1	1	1	1
Exercise price	€0.70		€2.98	€2.98	€5.95	€5.95	€5.95	€5.95
Valuation method used	Black and Scholes
Grant date share fair-value	€0.70		€4.98	€4.98	€4.98	€4.98	€4.98	€4.98
Expected volatility(1)	55.0%		54.7%	54.7%	54.1%	54.1%	53.5%	53.5%
Average life of option	8 years		8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.76%		3.69%	3.69%	3.38%	3.38%	2.62%	2.62%
Expected dividends	—		—	—	—	—	—	—
Performance conditions	YES	(A)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€0.45		€3.63	€3.63	€2.88	€2.88	€2.80	€2.80

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

(A)

Options subject to performance condition: Among the 960,000 share options granted in April 7, 2011, 180,000 are subjected to performance conditions based on revenue excluding traffic acquisition costs targets that were met in 2012.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2011	2012	2013

Balance at beginning of period	4,154,100	3,387,172	2,718,153
Granted during the period	6,406,950	—	—
Forfeited during the period	(1,017,721)	(417,004)	(63,692)
Exercised during the period	(1,075,401)	(255,015)	(320,698)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(5,080,756)	—	—

Balance at end of period	3,387,172	2,718,153	2,333,763

Breakdown of the Closing Balance

	Year Ended December 31,
	2011		2012		2013
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options with exercise price of €0.20	290,311	217,733	266,991	266,991	266,991	266,991
Share Options with exercise price of €0.70	1,680,121	283,730	1,372,322	650,570	1,075,280	763,055
Share Options / BSPCE with exercise price of €2.10	695,040	71,900	496,740	255,717	450,392	342,955
Share Options / BSPCE with exercise price of €2.98	337,200	—	253,200	94,950	244,800	153,000
Share Options / BSPCE with exercise price of €5.95	384,500	—	328,900	110,712	296,300	171,788

Total	3,387,172	573,363	2,718,153	1,378,940	2,333,763	1,697,789

Weighted average remaining contractual life (in years)	8.0		8.0		7.0

Plan 4

This plan has been exclusively granted to our co-founders by the Parent’s shareholders. The granted BSPCE can be exercised immediately, without vesting period, and, at the latest by April 23, 2020.

Upon exercise of the BSPCE, we offer beneficiaries settlement of the options in newly issued shares of the Parent’s ordinary shares.

Parent shares were not traded on a stock exchange at the date of grant. Consequently exercise prices were determined by reference to the latest capital increase at the date of grant, i.e. €2.10.

Details of BSPCE

Plan 4

Date of grant (Board of Directors)	April 23, 2010
Vesting period	None
Plan expiration date	April 23, 2020
Number of options granted	361,118
Type: Share Option (S.O.) / BSPCE	BSPCE
Share entitlement per option	1 ordinary share
Exercise price	€2.10

Valuation method used	Black and Scholes
Grant date share fair value	€ 2.10
Expected volatility(1)	55.2%
Average life of option	8 years
Discount rate(2)	3.4%
Expected dividends	—
Performance conditions	N/A
Fair value per option	€1.33

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE	2011	2012	2013

Balance at beginning of period	902,796	361,118	361,118

Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	—	—
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(541,678)	—	—

Balance at end of period	361,118	361,118	361,118

Breakdown of the Closing Balance

	Year Ended December 31,
	2011		2012		2013
Number of BSPCE	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSPCE with exercise price of €2.10	361,118	361,118	361,118	361,118	361,118	361,118

Total	361,118	361,118	361,118	361,118	361,118	361,118

Weighted average remaining contractual life (in years)	8.3		7.3		6.3

Plan 5

On November 18, 2011 the Parent’s shareholders’ General Meeting authorized the Board of Directors to grant up to 2,800,000 share options or BSPCE, until January 18, 2015 and May 18, 2013 respectively. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options in newly issued ordinary shares of the Parent.

The vesting schedule attached to all the grants referring to plan 5 is as follows :

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Parent shares were not traded on a stock exchange at the date of grant. Consequently, exercise prices were determined by reference to the latest capital increase as of the date of grant, unless the Board of Directors decided otherwise.

Details of BSPCE / Share Option

	Plan 5

Date of grant (Board of Directors)	Nov 18, 2011	Nov 18, 2011	Jan 26, 2012	Jan 26, 2012	Mar 20, 2012	Mar 20, 2012	April 30, 2012	April 30, 2012	May 22, 2012	May 22, 2012
Vesting period	4 years (non-linear)
Plan expiration date	Nov 18, 2021	Nov 18, 2021	Jan 26, 2022	Jan 26, 2022	Mar 20, 2022	Mar 20, 2022	April 30, 2022	April 30, 2022	May 22, 2022	May 22, 2022
Number of options granted	155,400	1,200	163,600	36,000	115,600	528,446	460,568	582,547	31,600	152,800
Type: Share Option (S.O.) / BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE
Share entitlement per option	1	1	1	1	1	1	1	1	1	1
Exercise price	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95

Valuation method used	Black and Scholes
Grant date share Fair value	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98
Expected volatility(1)	52.9%	52.9%	52.5%	52.5%	52.2%	52.2%	52.5%	52.5%	52.1%	52.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.53%	3.53%	3.16%	3.16%	2.86%	2.86%	2.99%	2.99%	2.79%	2.79%
Expected dividends	—	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€2.85	€2.85	€2.80	€2.80	€2.75	€2.75	€2.78	€2.78	€2.75	€2.75

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

Change in number of BSPCE / Share Option Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2011	2012	2013

Balance at beginning of period	—	156,400	2,087,162

Granted during the period	391,500	2,071,162	—
Forfeited during the period	(500)	(140,400)	(83,581)
Exercised during the period	—	—	(74,282)
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(234,600)	—	—

Balance at end of period	156,400	2,087,162	1,929,299

Breakdown of the closing balance

	Year Ended December 31,
	2011		2012		2013
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable

Share Options / BSPCE with exercise price of €5.95	156,400	—	2,087,162	16,000	1,929,299	721,031

Total	156,400	—	2,087,162	16,000	1,929,299	721,031

Weighted average remaining contractual life (in years)	9.9		9.3		8.3

Plan 6

According to this plan adopted by the Parent’s shareholders’ General Meeting on September 14, 2012 the Board of Directors is authorized to grant up to 1,654,290 share options or BSPCE, until November 14, 2015 and March 14, 2014 respectively. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options in newly issued ordinary shares of the Parent.

On October 25, 2012, the Board of Directors of the Parent granted 75,400 share options and 116,240 BSPCE, free of any performance conditions with the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

On February 7, 2013, the Board of Directors of the Parent granted 114,720 share options and 181,040 BSPCE, free of any performance conditions with the following vesting schedule:

•	For 82,720 share options and 151,040 BSPCE

-	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

-	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

-	at the latest within ten (10) years from the date of grant.

•	For 30,000 BSPCE

-	up to four tenth (4/10) of the BSPCE at the expiration of a twenty four (24) months period from the date of grant;

-	up to one twentieth (1/20) at the expiration of each quarter following the initial twenty four (24) months period, and this during thirty-six (36) months thereafter; and

-	at the latest within ten (10) years from the date of grant.

•	For 32,000 share options

-	up to one fourth (1/4) of the share options at the expiration of a twelve (12) months period from December 1, 2012;

-	up to one sixteenth (1/16) at the expiration of each quarter following the initial twelve (12) months period, and this during thirty-six (36) months thereafter; and

-	at the latest within ten (10) years from the date of grant.

On April 18, 2013, the Board of Directors of the Parent granted 523,920 share options and 54,200 BSPCE, free of any performance conditions with the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Details of BSPCE / Share Options

	Plan 6

Date of grant (Board of Directors)	Oct 25, 2012	Oct 25, 2012	Oct 25, 2012	Feb 7, 2013	Feb 7, 2013	Feb 7, 2013	April 18, 2013	April 18, 2013
Vesting period	4 years (non-linear)		12 months(3)	4 years (non -linear)		5 years (non-linear)	4 years (non-linear)
Plan expiration date	Oct 25, 2022	Oct 25, 2022	Oct 25, 2022	Feb 7, 2023	Feb 7, 2023	Feb 7, 2023	April 18, 2023	April 18, 2023
Number of options granted	75,400	116,240	257,688	151,040	114,720	30,000	54,200	523,920
Type: Share Option (S.O.) / BSPCE	S.O.	BSPCE	BSPCE	BSPCE	S.O.	BSPCE	BSPCE	S.O.
Share entitlement per option	1	1	1	1	1	1	1	1
Exercise price	€8.28	€8.28	€8.28	€9.65	€9.65	€9.65	€10.43	€10.43

Valuation method used	Black and Scholes
Grant date share Fair value	€6.43	€6.43	€6.43	€5.45	€5.45	€5.45	€5.83	€5.83
Expected volatility(1)	50.2%	50.2%	50.2%	49.6%	49.6%	49.6%	50.1%	50.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	2.20%	2.20%	2.20%	2.27%	2.27%	2.27%	1.80%	1.80%
Expected dividends	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€3.28	€3.28	€3.28	€5.45	€5.45	€5.45	€5.83	€5.83

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate Bonds.

(3)

On October 25, 2012, the Board of Directors of the Parent also granted a total of 257,688 BSPCE to our co-founders. The conditions of exercise of these BSPCE are linked to a future liquidity event or a transfer of control of the Company, and the number of options that can be exercised are determined by the event’s date which cannot occur after March 31, 2014. Based on the assumptions known as at December 31, 2012, we determined that the compensation expense will be recognized over a one-year period. This assumption has been confirmed on 2013.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2011	2012	2013

Balance at beginning of period	—	—	447,889

Granted during the period	—	1,123,324	873,880
Forfeited during the period	—	(3,600)	(103,671)
Exercised during the period	—	—	(13,850)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	—	(671,835)	—

Balance at end of period		447,889	1,204,248

Breakdown of the Closing Balance

	Year Ended December 31,
	2011		2012		2013
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable

Share Options / BSPCE with exercise price of €8.28	—	—	447,889	—	381,648	287,928
Share Options / BSCE with exercise price of €9.65	—	—	—	—	284,040	—
Share Options / BSPCE with exercise price of €10.43	—	—	—	—	538,560	—

Total	—	—	447,889	—	1,204,248	287,928

Weighted average remaining contractual life (in years)	—		9.8		9.1

Plan 7

According to this plan adopted by the Parent’s shareholders’ General Meeting on August 2, 2013 the Board of Directors is authorized to grant up to 6,627,237 share options or BSPCE, until August 2016 (share options) and BSPCE (October 2013). The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options in newly issued ordinary shares of the Parent.

On September 3, 2013, the Board of Directors of the Parent granted 1,001,704 share options and 327,700 BSPCE, free of any performance conditions with the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

On December 4, 2013, the Board of Directors of the Parent granted 236,180 share options, free of any performance conditions with the following vesting schedule:

•	up to one fourth (1/4) of the share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Details of BSPCE / Share Options

	Plan 7

Date of grant (Board of Directors)	Sept 3, 2013	Sept 3, 2013	Dec 4, 2013
Vesting period	4 years (non-linear)		4 years (linear)
Plan expiration date	Sept 3, 2023	Sept 3, 2023	Dec 4, 2023
Number of options granted	330,160	1,001,704	236,180
Type: Share Option (S.O.) / BSPCE	BSPCE	S.O	S.O
Share entitlement per option	1	1	1
Exercise price	€12.08	€12.08	€25.48

Valuation method used	Black and Scholes
Grant date share Fair-value	€12.08	€12.08	€25.48
Expected volatility(1)	50.1%	50.1%	50.1%
Average life of option	8 years	8 years	8 years
Discount rate(2)	2.31%	2.31%	2.40%
Expected dividends	—	—	—
Performance conditions	N/A	N/A	N/A
Fair value per option	€6.85	€6.85	€14.53

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate Bonds.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2011	2012	2013

Balance at beginning of period	—	—	—

Granted during the period	—	—	1,565,584
Forfeited during the period	—	—	(10,440)
Exercised during the period	—	—	—
Expired during the period	—	—	—

Balance at end of period	—	—	1,555,144

Breakdown of the Closing Balance

	Year Ended December 31,
	2011		2012		2013
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options / BSPCE with exercise price of €12.08	—	—	—	—	1,318,964	—
Share Options / BSCE with exercise price of €25.48	—	—	—	—	236,180	—

Total	—	—	—	—	1,555,444	—

Weighted average remaining contractual life (in years)	—		—		9.7

Non-Employee Warrants (Bons de Souscription d’Actions or BSA)

In addition to the free shares, share options and BSPCE grants, the shareholders of the Parent also authorized the grant of non-employee warrants or Bons de Souscription d’Actions (“BSA”), as described hereafter.

Plan A

On November 17, 2009, shareholders of the Parent decided to grant 231,792 non-employee warrants with the following vesting schedule:

•	up to one-eight (1/8) at the expiration of each quarter following the date of grant, and this during twenty-four (24) months; and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer settlement of the options in newly issued ordinary shares of the Parent.

Parent shares were not traded on a stock exchange at the date of grant. As a consequence, the exercise price was determined by reference to the latest capital increase as of the date of grant.

Plan B

On March 11, 2010, shareholders of the Parent decided to grant 277,200 non-employee warrants, possibly subjected to performance conditions and the following vesting schedule:

•	up to one third (1/3) of the non-employee warrants on the first anniversary of the date of grant;

•	then up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the beginning of the vesting period, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer settlement of the options in newly issued ordinary shares of the Parent.

This plan is divided into three tranches whose features are listed below:

	Tranche 1	Tranche 2	Tranche 3
Number of options granted	158,400	79,200	39,600
Performance conditions	N/A	—Monthly gross margin in Germany ≥ €750 thousand —Manager Full-Time	—FY 2010 gross margin in Germany ≥ €5,300 thousand
Beginning of Vesting Period	Jan 1, 2010	May 1, 2010	Jan 1, 2010

All the performance conditions have been achieved during the period ended December 31, 2010.

Parent shares were not traded on a stock exchange at the date of grant. Consequently, the exercise price was determined by reference to the latest capital increase as of the date of grant.

Plan C

On November 16, 2010, shareholders of the Parent decided to grant up to 180,000 non-employee warrants to the members of the advisory board, an ad hoc committee comprised of certain independent directors and executive officers. The granted non-employee warrants may be exercised on the basis of the following vesting schedule:

•	up to one-twenty fourth (1/24) at the expiration of each month following the date of grant, and this during twenty-four (24) months, and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer optionees settlement of the options in newly issued ordinary shares of the Parent.

Parent shares were not traded on a stock exchange at the date of grant. Consequently, the Board of Directors determined the exercise price by reference to the latest capital increase, i.e., April 16, 2009.

Plan D

According to this plan adopted by the Parent’s shareholders’ General Meeting on September 14, 2012, the Board of Directors is authorized to grant up to 120,000 non-employee warrants until March 14, 2014. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

When the optionee is a member of the advisory board, the non-employee warrants can be exercised according the following schedule:

•	up to one-twenty fourth (1/24) at the expiration of each month following the date of grant, and this during twenty-four (24) months; and

•	at the latest within ten (10) years as from the date of grant.

Otherwise, when the optionee is not a member of the advisory board, the vesting schedule attached to Plan D non-employee warrants granted during the period ended December 31, 2012 was:

•	One-third (1/3) at the date of grant;

•	One third (1/3) at the first anniversary of the date of grant;

•	One third (1/3) at the second anniversary of the date of grant; and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer settlement of the non-employee warrants in newly issued ordinary shares of the Parent.

On February 7, 2013 and on March 6, 2013, the Board of Directors of the Parent granted 20,400 and 51,000 respectively non-employee warrants to optionees (not member of the advisory board) according to the vesting schedule as indicated above.

Details of Non-Employee Warrants

	Non-Employee Warrant Plan A	Non-Employee Warrant Plan B			Non-Employee Warrant Plan C
Date of grant	Nov 17, 2009	March 11, 2010	March 11, 2010	March 11, 2010	Nov 16, 2010	June 28, 2011	Sept 21, 2011
Vesting period	2 years (linear)			3 years (non-linear)		2 years (linear)
Plan expiration date	Nov 17, 2019	March 11, 2020	March 11, 2020	March 11, 2020	Nov 16, 2020	June 28, 2021	Sept 21, 2021
Number of warrants granted	231,792	158,400	79,200	39,600	96,000	24,000	72,000
Share entitlement per warrant	1	1	1	1	1	1	1
Share warrant price	€0.02	€0.11	€0.09	€0.07	€0.04	0.30	€0.30
Exercise price	€0.70	€0.70	0.70	€0.70	0.70	€5.95	€5.95

Valuation method used	Black and Scholes
Grant date share fair value	0.20	€0.70	€0.70	€0.70	€0.70	€4.98	€4.98
Expected volatility(1)	55.7%	55.2%	55.2%	55.2%	55.0%	54.1%	53.5%
Average life of warrant	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.58%	3.44%	3.44%	3.44%	3.00%	3.38%	2.62%
Expected dividends	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	YES	YES	N/A	N/A	N/A
Fair value per warrant	€0.05	€0.33	€0.35	0.38	€0.40	€2.58	€2.50

(1)	Based on similar listed entities.

(2)	TEC 10 OAT floating-rate bonds.

	Non-employee Warrant Plan D
Date of grant	Oct 25, 2012	Oct 25, 2012	Feb 7, 2013	Mar 6, 2013

Vesting period	2 years (linear )	2 years (non-linear )	2 years (linear )	2 years (linear )
Plan expiration date	Oct 25, 2022	Oct 25, 2022	Feb 7, 2023	Mar 6, 2023
Number of warrants granted	33,984	20,400	20,400	51,000
Share entitlement per warrant	1	1	1	1
Stock warrant price	€0.43	€0.43	€0.48	€0.48
Exercise price	€8.28	€8.28	€9.65	€9.65

Valuation method used	Black and Scholes
Grant date stock Fair-value	€6.43	€6.43	€9.65	€9.65
Expected volatility(1)	50.2%	50.2%	50.0%	50.0%
Average life of warrant	8 years	8 years	8 years	8 years
Discount rate(2)	2.20%	2.20%	2.27%	2.13%
Expected dividends	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A
Fair value per warrant	€2.85	€2.85	€4.98	€4.98

(1)	Based on similar listed entity

(2)	TEC 10 OAT floating-rate Bonds

Change in Number of Non-Employee Warrants

	As of December 31,
Number of Non-Employee Warrants	2011	2012	2013
Balance at beginning of period	1,512,480	398,100	472,164

Granted during the period	180,000	78,384	71,400
Forfeited during the period	(35,010)	—	(1,416)
Exercised during the period	(662,220)	(4,320)	—
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(597,150)	—	—

Balance at end of period	398,100	472,164	542,148

Breakdown of the Closing Balance

	As of December 31,
	2011			2012			2013
Non-Employee Warrants	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)
Plan B—Non-employee warrants with exercise price of €0.70	254,100	141,625	8.1	254,100	254,100	7.1	254,100	254,100	6.1
Plan C—Non-employee warrants with exercise price of €0.70	72,000	38,984	8.9	67,680	67,680	7.8	67,680	67,680	6.9
Plan C—Non-employee warrants with exercise price of €5.95	72,000	10,000	9.6	96,000	60,000	8.7	96,000	60,000	7.7
Plan D—Non-employee warrants with exercise price of €8.28	—	—	—	54,384	9,632	9.8	52,968	16,314	8.8
Plan D—Non-employee warrants with exercise price of €9.65	—	—	—	—	—	—	71,400	27,200	9.2

Total	398,100	190,609	—	472,164	391,412	—	542,148	425,294	—

Reconciliation with the Consolidated Statement of Income

	Year Ended December 31,
	2011				2012				2013
	R&D	S&O	G&A	Total	R&D	S&O	G&A	Total	R&D	S&O	G&A	Total
	(in thousands of euros)
Free shares	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—

Share options / BSPCE	(180)	(899)	(233)	(1,312)	(429)	(1,800)	(1,142)	(3,371)	(2,049)	(2,801)	(1,567)	(6,417)

Plans 1 and 2	(11)	(43)	(1)	(55)	(3)	(12)	(1)	(16)	—	—	—	—
Plans 3 and 3 amended	(159)	(681)	(230)	(1,070)	(166)	(542)	(177)	(885)	(65)	(232)	(85)	(382)
Plan 4	—	—	—	—	—	—	—	—	—	—	—	—
Plan 5	(10)	(175)	(2)	(187)	(177)	(1,203)	(868)	(2,248)	(456)	(129)	(696)	(1,281)
Plan 6	—	—	—	—	(83)	(43)	(96)	(222)	(1,140)	(1,294)	(531)	(2,965)
Plan 7	—	—	—	—	—	—	—	—	(388)	(1,146)	(255)	(1,789)

Non-employee warrants	—	—	(83)	(83)	—	—	(185)	(185)	—	—	(459)	(459)

Plan A	—	—	(2)	(2)	—	—	—	—	—	—	—	—
Plan B	—	—	(29)	(29)	—	—	(9)	(9)	—	—	—	—
Plan C	—	—	(52)	(52)	—	—	(130)	(130)	—	—	(91)	(91)
Plan D	—	—	—	—	—	—	(46)	(46)	—	—	(368)	(368)

Total	€(180)	€(899)	€(316)	€(1,395)	€(429)	€(1,800)	€(1,327)	€(3,556)	€(2,049)	€(2,801)	€(2,026)	€(6,876)

Note 9—Financial Income and Expenses

The Consolidated Statements of Income line item “Financial income (expense)” can be broken down as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Financial income from cash equivalents	€80	€204	€620
Foreign exchange gain (loss)	552	(1,755)	(7,127)
Other financial expense	(4)	(8)	(361)

Total financial income (expense)	€628	€(1,559)	€(6,868)

The significant foreign exchange loss for the period ended December 31, 2013 consists primarily of exchange differences arising on the settlement or translation into functional currency of monetary statement of financial position items labeled in euros of foreign subsidiaries that have a currency different from the euro. Criteo K.K. (Japan), Criteo Corp. (United States) and Criteo do Brasil (Brazil) are the primary contributors especially due to translation of their payable balances in euro.

Note 10—Income Taxes

Breakdown of Income Taxes

The Consolidated Statements of Income line item “Income taxes” can be broken down as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Current tax	€(4,548)	€(6,337)	€(6,110)
Deferred tax	157	(219)	3,697

Income taxes	€(4,391)	€(6,556)	€(2,413)

As mentioned in Note 3—Principles and Accounting Methods, the French Research Tax Credit is not included in the line item “Income taxes” but deducted from “Research and development expenses” (see note 7—Allocation of personnel expenses).

French business tax (CVAE) is included in the current tax balance for an amount of €509,000, €969,000 and €1,156,000 for the years ended December 31, 2011, 2012 and 2013 respectively.

Reconciliation between the Effective and Nominal Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% (excluding additional contributions):

	Year Ended December 31,
	2011	2012	2013
	(€ in thousands of euros)
Income before taxes	€10,515	€7,387	€3,806
Theoretical group tax rate	33.33%	33.33%	33.33%

Nominal tax expense	€(3,505)	€(2,462)	€(1,269)

Increase / decrease in tax expense arising from:
Permanent differences(1)	€(482)	€(1,731)	€(606)
Research tax credit	527	792	707
Share-based compensation	(465)	(1,185)	(2,292)
Non recognition of deferred tax assets related to tax losses and temporary differences(2)	(3,329)	(5,894)	(3,573)
Utilization or recognition of previously unrecognized tax losses(3)	851	569	1,790
French CVAE included in income taxes	(509)	(969)	(1,156)
Special tax deductions(4)	3,155	4,608	3,703
Effect of different tax rates	(81)	112	381
Other differences	(553)	(396)	(98)

Effective tax expense	€(4,391)	€(6,556)	€(2,413)

Effective tax rate:	41.8%	88.8%	63.4%

(1)

For the period ended December 31, 2012, the significant balance of permanent differences is mainly affected by the tax option we did elect for regarding our Brazilian subsidiary, Criteo do Brasil LTDA. Under this tax option reserved to Brazilian companies with revenues less than B$ (Brazilian Real) 48 million, the income tax rates apply to presumptive profits. As of December 2013, the option has been changed, and the Brazilian subsidiary is taxed on effective profits.

(2)

For 2011 and 2012, unrecognized deferred tax assets were mainly related to the tax losses of Criteo Corp. (United States). Based on the projected taxable profit within the next three years, we determined that it is now probable that future taxable profit will be available against which the tax losses and tax credits can be utilized. Therefore, deferred tax assets were recognized for €2.4 million as of December 31, 2013. For 2013, unrecognized deferred tax assets mainly correspond to the 2013 tax losses of Criteo do Brasil (Brazil).

(3)	The 2013 balance includes the recognition of a portion of previously tax losses of Criteo Corp. (2) and Criteo Ltd.

(4)	Special tax deductions refer to the application of a reduced income tax rate for technology royalties income invoiced by the Parent to its subsidiaries.

Deferred Tax Assets and Liabilities

The following table shows the changes in the major sources of deferred tax assets and liabilities:

	Defined Benefit Obligation	Tax Losses	Other	Deferred Tax Assets	Tangible Assets	Other	Deferred Tax Liabilities	Limitation of Deferred Tax Assets	Deferred Tax Position

	(in thousands of euros)
Balance at January 1, 2011	€29	€3,453	€68	€3,550	€(54)	€(15)	€(69)	€(2,408)	€1,073

Recognized in profit or loss	26	1,531	2,252	3,809	(35)	(66)	(101)	(3,551)	157
Recognized in other comprehensive income	—	—	—	—	—	—	—	—	—
Currency translation adjustments	—	261	145	406	(3)	(12)	(15)	(383)	8

Balance at December 31, 2011	55	5,245	2,465	7,765	(92)	(93)	(185)	(6,342)	1,238

Recognized in profit or loss	39	5,038	(306)	4,771	(352)	61	(291)	(4,699)	(219)
Recognized in other comprehensive income	100	—	—	100	—	—	—	(55)	45
Currency translation adjustments	—	(266)	(39)	(305)	10	—	10	242	(53)

Balance at December 31, 2012	€194	€10,017	€2,120	€12,331	€(434)	€(32)	€(466)	€(10,854)	€1,011

Recognized in profit or loss	118	5,648	2,027	7,793	(737)	27	(710)	(3,386)	3,697
Recognized in other comprehensive income	16	—	33	49	—	—	—	(27)	22
Change in consolidation scope	—	—	—	—	(371)	—	(371)	—	(371)
Currency translation adjustments	—	(641)	(339)	(980)	47	2	49	755	(176)

Balance at December 31, 2013	€328	€15,024	€3,841	€19,193	€(1,495)	€(3)	€(1,498)	€(13,512)	€(4,183)

For the years 2011 and 2012, limitation of deferred tax primarily relates to Criteo Corporation (United States) unrecognized tax losses. In 2013, we considered that it was probable that sufficient taxable income will be available within the next three years to recognize a portion of previous tax losses. Therefore deferred tax assets have been recognized up to €2.4million as of December 31, 2013.

As at December 31, 2011, 2012 and 2013, unrecognized deferred tax assets amounted to €7.6 million, €11.9 million and €13.5 million respectively. These amounts mainly related to unrecognized accumulated tax losses of Criteo Corporation (€3.9 million, €8.3 million and €10.0 million respectively) and Criteo do Brazil in 2013 (€1.8 million in 2013).

Provisions in Relation to Tax Contingency

In 2011 we underwent a tax inspection covering the fiscal years 2008 and 2009. At the end of 2011, we received a tax assessment notice for which a provision has been recognized for €0.5 million. Further to another tax inspection in 2013, no significant reassessment was received. The provision has been maintained as of December 31, 2013.

Current tax assets

The total amount of €8.0 million corresponds to prepayments of income taxes mainly performed by Criteo SA and Criteo Gmbh.

Note 11—Categories of Financial Assets and Financial Liabilities

Financial Assets

The following schedules disclose our financial assets categories for the presented periods:

	As of December 31, 2011
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(in thousands of euros)
Non-current financial assets	€916	€916	€—	€916
Trade receivables, net of allowances	33,423	33,423	—	33,423
Other current assets	5,850	5,850	—	5,850
Other current financial assets	—	—	—	—
Cash and cash equivalents	16,382	—	16,382	16,382

Total	€56,571	€40,189	€16,382	€56,571

(1)	Fair value through profit or loss.

	As of December 31, 2012
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(in thousands of euros)
Non-current financial assets	€6,924	€6,924	€—	€6,924
Trade receivables, net of allowances	60,685	60,685	—	60,685
Other current assets	8,080	8,080	—	8,080
Cash and cash equivalents	43,262	—	43,262	43,262

Total	€118,951	€75,689	€43,262	€118,951

(1)	Fair value through profit or loss

	As of December 31, 2013
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(in thousands of euros)
Non-current financial assets	€7,627	€7,627	€—	€7,627
Trade receivables, net of allowances	87,643	87,643	—	87,643
Other current assets	13,466	12,878	588	13,466
Cash and cash equivalents	234,343	—	234,343	234,343

Total	€343,079	€108,148	€234,931	€343,079

(1)	Fair value through profit or loss.

Financial Liabilities

The following schedules disclose our financial liabilities categories for the presented periods:

	As of December 31, 2011
	Carrying amount	Amortized cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	877	877	—	877
Trade payables	22,260	22,260	—	22,260
Other current liabilities	10,247	10,247	—	10,247

Total	33,384	33,384	—	33,384

(1)	Fair value through profit or loss.

	As of December 31, 2012
	Carrying amount	Amortized cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	6,253	6,253	—	6,253
Trade payables	50,340	50,340	—	50,340
Other current liabilities	15,541	15,541	—	15,541

Total	72,134	72,134	—	72,134

(1)	Fair value through profit or loss.

	As of December 31, 2013
	Carrying amount	Amortized cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	€11,316	€11,213	€103	€11,316
Trade payables	75,889	75,889	—	75,889
Other current liabilities	35,224	35,224	—	35,224

Total	€122,429	€122,326	€103	€122,429

(1)	Fair value through profit or loss.

Note 12—Goodwill

Goodwill
(in thousands of euros)

Net book value at January 1, 2013	€—

Additions to goodwill	4,100
Disposal of goodwill	—
Currency translation adjustment	91
Impairment expense	—

Net book value at December 31, 2013	€4,191

On July 11, 2013, Criteo completed the acquisition of 100% of the shares of AD-X, an English mobile analytics and attribution technology company that allows businesses to track, monitor and create reports with respect to online display advertising campaign performance on mobile devices and applications. The global amount of the acquisition is €9.1 million (£7.9 million, based on the exchange rate of €1.1591 for £1.00 as of July 11, 2013), composed as follows: €5.5 million (£4.7 million) paid in cash at the acquisition date, €0.3 million (£0.3 million) paid by installments to one of the sellers with no condition of continued employment, considered as part of the initial purchase price, €3.3 million (£2.9 million) paid by installments at anniversary dates to the sellers unless their employment terminates, considered as post-combination remuneration expenses.

As of December 31, 2013, further to the purchase price allocation the following assets have been identified: customer relationships for €0.7 million (£0.6 million), technology for €1.1 million (£0.9 million), deferred taxes for €0.4 million (£0.3 million). Residual goodwill has been valued at €4.2 million (£3.5 million). Post-combination remuneration of €2.4 million expenses were accounted and are presented as R&D personal expenses.

Identified intangibles assets are amortized and an impairment test will be performed on the goodwill annually.

Acquisition costs amounting to €0.4 million (£0.3 million) were fully expensed as incurred.

The impact of AD-X business in our 2013 Consolidated statement of Income is not material.

Note 13—Intangible Assets

Changes in net book value during the presented periods are summarized below:

	Software	Other Intangible Assets	Total
	(in thousands of euros)

Net book value at January 1, 2011	€21	€2	€23

Additions to intangible assets	566	—	566
Disposal of intangible assets		(2)	(2)
Amortization expense	(287)	—	(287)

Net book value at December 31, 2011	300	—	300

Gross value at end of period	594	—	594
Accumulated depreciation and impairment at end of period	(294)	—	(294)

Net book value at January 1, 2012	300	—	300

Additions to intangible assets	65	674	739
Disposal of intangible assets	—	—	—
Amortization expense	(318)	—	(318)

Net book value at December 31, 2012	47	674	721

Gross value at end of period	653	674	1,327
Accumulated depreciation and impairment at end of period	(606)	—	(606)

Net book value at January 1, 2013	47	674	721

Additions to intangible assets	5,793	3	5,796
Disposal of intangible assets	—	—	—
Amortization expense	(1,335)	(350)	(1,685)
Change in consolidation scope	—	1,760	1,760
Currency translation adjustments	(1)	33	32
Other	674	(674)	—

Net book value at December 31, 2013	5,178	1,446	6,624

Gross value at end of period	7,117	1,802	8,919
Accumulated depreciation and impairment at end of period	€(1,939)	€(356)	€(2,295)

Additions to intangible assets are mainly composed of an upgrade of our production software licenses and Ad-X identified intangibles (customer relationships and technology) further to the purchase price allocation (materialized under the change in consolidation scope).

Note 14—Property, Plant and Equipment

Changes in net book value during the presented periods are summarized below :

	Fixtures and Fittings	Furniture and Equipment	Total
	(in thousands of euros)
Net book value at January 1, 2011	€118	€1,887	€2,005

Additions to tangible assets	391	5,540	5,931
Disposal of tangible assets	—	—	—
Amortization expense	(264)	(1,976)	(2,240)
Currency translation adjustments	8	143	151

Net book value at December 31, 2011	253	5,594	5,847

Gross value at end of period	529	8,663	9,192
Accumulated depreciation and impairment at end of period	(276)	(3,069)	(3,345)

Net book value at January 1, 2012	253	5,594	5,847

Additions to tangible assets	1,191	12,154	13,345
Disposal of tangible assets	(1)	(36)	(37)
Amortization expense	(284)	(4,166)	(4,450)
Finance lease	—	232	232
Currency translation adjustments	(15)	(356)	(371)

Net book value at December 31, 2012	1,144	13,422	14,566

Gross value at end of period	1,332	20,328	21,660
Accumulated depreciation and impairment at end of period	(188)	(6,906)	(7,094)

Net book value at January 1, 2013	1,144	13,422	14,566

Additions to tangible assets	302	20,066	20,368
Disposal of tangible assets	(5)	(130)	(135)
Amortization expense	(434)	(9,001)	(9,435)
Finance lease	—	409	409
Currency translation adjustments	(40)	(1,017)	(1,057)
Other	192	(192)	—

Net book value at December 31, 2013	1,159	23,557	24,716

Gross value at end of period	1,705	38,920	40,625
Accumulated depreciation and impairment at end of period	€(546)	€(15,363)	€(15,909)

Movements in property plant and equipment mainly include servers equipment in the French, U.S. and Japanese subsidiaries where the Company’s data centers are located.

Note 15—Non-Current Financial Assets

Non-current financial assets are mainly composed of guarantee deposits for office rentals. The main changes for the twelve-month period ended December 31, 2013 arise from a €0.5 million interest-bearing bank deposit that has been pledged in relation with a guaranty provided by the depositary bank with regards to the 2008 and 2009 tax reassessment and a €0.3 million security deposit related to our new Japanese premises.

Note 16—Trade Receivables

The following table shows the breakdown in trade receivables net book value for the presented periods:

	As of December 31,
	2011	2012	2013
	(in thousands of euros)
Trade accounts receivable	€33,362	€59,666	€86,813
Invoices to be issued	239	2,003	2,663

Gross value at end of period	33,601	61,669	89,476

(Less) allowance for doubtful accounts	(178)	(984)	(1,833)

Net book value at end of period	€33,423	€60,685	€87,643

Changes in allowance for doubtful accounts are summarized below:

	As of December 31,
	2011	2012	2013
	(in thousands of euros)
Balance at beginning of period	€(109)	€(178)	€(984)

Allowance for doubtful accounts	(67)	(809)	(980)
Reversal of provision	—	—	261
Change in consolidation scope	—	—	(126)
Currency translation adjustment	(2)	3	(4)

Balance at end of period	€(178)	€(984)	€(1,833)

Note 17—Other Current Assets

The following table shows the breakdown in other current assets net book value for the presented periods:

	As of December 31,
	2011	2012	2013
	(in thousands of euros)
Prepayments to suppliers	€323	€183	€476
Employee-related receivables	95	11	33
Taxes receivables	4,486	6,536	10,771
Other debtors	2	42	—
Prepaid expenses	944	1,308	1,598
Financial instruments			588

Gross book value at end of period	5,850	8,080	13,466

(Less) allowance for doubtful accounts	—	—	—

Net book value at end of period	€5,850	€8,080	13,466

Taxes receivables are primarily composed of VAT receivables and research tax credit receivables. Prepaid expenses mainly consist in office rental advance payments. Financial instruments corresponds to the premiums paid and valued at fair value at closing date in the context of our hedging strategy as described in note 4.

Note 18—Cash and Cash Equivalents

Consolidated Statement of Financial Position

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	As of December 31,
	2011	2012	2013
	(in thousands of euros)
French SICAV—Eurozone market	€1,455	€—	€—
Interest-bearing bank deposits	5,831	22,616	17,993
Cash	9,096	20,646	216,350

Cash and cash equivalents	€16,382	€43,262	€234,343

Consolidated Statement of Cash Flows

Net cash and cash equivalents at end of the reporting period, as presented in the Consolidated Statements of Cash Flows can be reconciled with the related items in the Consolidated Statements of Financial Position, as follows:

	As of December 31,
	2011	2012	2013
	(in thousands of euros)
Cash and cash equivalents	€16,382	€43,262	€234,343
Less bank overdrafts	(697)	—	(1)

Net cash and cash equivalents	€15,685	€43,262	€234,342

Note 19—Share Capital

We manage our capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

Our capital structure consists of net financial debt (financial liabilities as detailed in notes 22 and 23 offset by cash and bank balances) and equity (comprising issued capital, reserves, retained earnings and non-controlling interests).

We are not subject to any externally imposed capital requirements.

On October 29, 2013 and November 3, 2013, the Parent’s share capital was increased pursuant to the two following transactions:

•

in the context of our Initial Public Offering, a share capital increase of a nominal amount of € 202,064.50 by way of the issuance, at the price per share of $31.00 (share premium included), of 8,082,580 ordinary shares with a nominal value of €0.025 each, corresponding to a subscription of a total amount (share premium included) of $250,559,980 before deduction of underwriters fees. Based on the exchange rate of €0.7331 for a $1 as of October 31, 2013, the total subscription amounted to €183,681,533.61 (before deduction of underwriters fees).

•

in the context of the exercise of the overallotment option from the underwriters, a share capital increase of a nominal amount of €30,309.67 by way of issuance, at the price per share of $31.00 (share premium included), of 1,212,387 ordinary shares with a nominal value of 0.025 each, corresponding to a subscription of a total amount (share premium included) of $ 37,583,997, before deduction of underwriters fees. Based on the exchange rate of €0.7331 for a $1 as of October 31, 2013, the total subscription amounted to €27,552,230.04 (before deduction of underwriters fees).

Issued Capital

As of December 31, 2013, the Parent’s share capital is composed of 56,856,070 ordinary shares, each with a nominal value of €0.025 i.e. a total amount of €1,421,401.75.

The series of preferred shares existing as of December 31, 2011 and 2012 were convertible upon the occurrence of certain liquidity events (e.g. an initial public offering) into ordinary shares on a 1:1 basis, with the exception of the Series D preferred shares whose conversion ratio could be adjusted depending on the initial public offering price of our ordinary shares. In the context of our Initial Public Offering in October 2013, the conversion conditions were met and all preferred shares (Series A, B, C and D) have been converted into ordinary shares on a 1:1 basis.

Change in Number of Shares

(Number of Shares)	Ordinary Shares	Preferred Shares Series A	Preferred Shares Series B	Preferred Shares Series C	Preferred Shares Series D	Total
Balance at January 1, 2011	9,594,516	7,183,256	15,336,596	3,890,814	—	36,005,182
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013(1)	(5,756,710)	(4,309,953)	(9,201,957)	(2,334,488)	—	(21,603,108)
Effect of change in nominal value from €0,01 to €0,0033(2)	7,675,613	5,746,604	12,269,276	3,112,651	—	28,804,144
Issue of shares under share option plans	729,422	—	—	—	—	729,422
Issue of shares under exercise of share warrants	264,888	—	—	—	—	264,888

Balance at December 31, 2011	12,507,729	8,619,907	18,403,915	4,668,977	—	44,200,528

(1)	Adopted by Criteo S.A. General Meeting of Shareholders on August 2, 2013.

(2)	Adopted by Criteo S.A. General Meeting of Shareholders on June 28, 2011

(Number of Shares)	Ordinary Shares	Preferred shares Series A	Preferred shares Series B	Preferred shares Series C	Preferred shares Series D	Total
Balance at January 1, 2012	12,507,729	8,619,907	18,403,915	4,668,977	—	44,200,528

Issue of shares under capital increase in cash(1)	—	—	—	—	2,660,753	2,660,753
Issues of share under share option plans(2)	261,736	—	—	—	—	261,736

Balance at December 31, 2012	12,769,465	8,619,907	18,403,915	4,668,977	2,660,753	47,123,017

(1)	Adopted by Criteo S.A. Ordinary and Extraordinary Meeting of Shareholders of September 14, 2012.

(2)	Corresponding share capital increase as of December 31, 2012 to be approved by the Board of Directors.

(Number of Shares)	Ordinary Shares	Preferred shares Series A	Preferred shares Series B	Preferred shares Series C	Preferred shares Series D	Total
Balance at January 1, 2013	12,769,465	8,619,907	18,403,915	4,668,977	2,660,753	47,123,017

Issue of shares under capital increase in cash(1)	9,294,967	—	—	—	—	9,294,967
Issues of share under share option plans(2)	438,086	—	—	—	—	438,086
Conversion into ordinary shares(3)	34,353,552	(8,619,907)	(18,403,915)	(4,668,977)	(2,660,753)	—

Balance at December 31, 2013	56,856,070	—	—	—	—	56,856,070

(1)	Adopted by Criteo S.A. General Meeting of Shareholders on August 2, 2013 and approved by the Board of Directors on November 5, 2013

(2)	Adopted by the Board of Directors on February 7, 2013, April18, 2013, September 3, 2013 and December 4, 2013 and Criteo S.A. General Meeting of Shareholders on August 2, 2013.

(3)	Adopted by Criteo S.A. General Meeting of Shareholders on August 2, 2013.

Reconciliation between the Equity and the Cash Effects of Capital Increases

As of December 31, 2013
(in millions of euros)
Total net proceeds	€197.0
IPO expenses	(5.7)
Exercise of stock-options	0.9

Total cash effect of capital increase	€192.2
Income tax impact	3.0

Total impact on equity	€195.2

Note 20—Earnings Per Share

Basic Earnings Per Share

We calculate basic earnings per share by dividing the net income for the period attributable to shareholders of the Parent by the weighted average number of shares outstanding. Preferred shares had the same rights on the result for the period and dividends as ordinary shares for purposes of calculating earnings per share. As a result, all outstanding ordinary and preferred shares have been taken into consideration for purposes of calculating basic EPS. Basic earnings per share have been computed to give effect to the 2-for-5 reverse share split of Parent’s share capital as approved by Criteo S.A. General Meeting of Shareholders on August 2, 2013 and effective as of August 20, 2013.

	Year Ended December 31,
	2011	2012	2013
	(€ in thousands of euros)
Net income attributable to shareholders of Criteo S.A.	€6,124	€981	€1,065
Weighted average number of shares outstanding	43,793,904	45,143,188	48,692,148

Basic earnings per share	€0.140	€0.022	€0.022

Diluted Earnings Per Share

We calculate diluted earnings per share by dividing the net income attributable to shareholders of the Parent by the weighted average number of shares outstanding plus any potentially dilutive shares not yet issued from share-based compensation plans (see note 8). As noted in note 19, preferred shares have been converted into ordinary shares according to a 1:1 conversion ratio in the context of the Initial Public Offering which occurred in October 2013: there are no more preferred shares outstanding as of December 2013. Consequently all potential dilutive effect from shares is considered.

For each period presented, a contract to issue a certain number of shares (i.e. share option, share warrant or BSPCE contracts) is assessed as potentially dilutive, if it is “in the money” (i.e., the exercise or settlement price is inferior to the average market price). As of December 31, 2011 and 2012, the Parent shares were not traded on a stock exchange, the market price was determined based on Parent ordinary share’s fair value assumptions described in note 8, i.e. €4.98 for 2011 and €6.43 for 2012. From 2013, the closing share price has been taken into account for the calculation i.e. $34.2 (€24.8) at December 31, 2013.

Dilution is defined as a reduction of earnings per share or an increase of loss per share. As the exercise of all outstanding share options and warrants would decrease loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

Diluted earnings per share have been computed to give effect to the 2-for-5 reverse share split of Parent’s share capital as approved by Criteo S.A. General Meeting of Shareholders on August 2, 2013 and effective as of August 20, 2013.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Net income attributable to shareholders of Criteo S.A.	€6,124	€981	€1,065
Weighted average number of shares outstanding used to determine basic earnings per share	43,793,904	45,143,188	48,692,148
Dilutive effect of :
Share awards	—	—	—
Share options and BSPCE	3,447,890	3,157,780	6,025,689
Share warrants	280,170	286,698	456,928

Weighted average number of shares outstanding used to determine diluted earnings per share	47,521,964	48,586,666	55,174,764

Diluted earnings per share	€0.129	€0.020	€0.019

Note 21—Employee Benefits

Defined Benefit Plans

According to the French law and Syntec Collective Agreement, French employees are entitled to compensation paid on retirement.

The following table summarizes the changes in the defined benefit obligation (DBO):

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Defined benefit obligation present value—beginning of period	€86	€165	€582
Service cost	61	110	281
Finance cost	4	8	15
Actuarial losses	14	299	47

Defined benefit obligation present value—end of period	€165	€582	€925

The reconciliation of the changes in the present value of Defined Benefit Obligation with the Consolidated Statements of Income for the presented periods is illustrated in the following table:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Service cost	€(61)	€(110)	€(281)
Finance cost	(4)	(8)	(15)
Actuarial losses	(14)	(299)	(47)

Total defined benefits plan expenses	(79)	(417)	(343)

Of which:
Other comprehensive loss	—	(299)	(47)
Research and development expenses	—	—	(109)
Sales and operations expenses	—	—	(105)
General and administrative expenses	(75)	(110)	(67)
Financial expense	(4)	(8)	(15)

The main assumptions used for the purposes of the actuarial valuations are listed below:

	As of December 31,
	2011	2012	2013
Discount rate (Corp AA)	4.6%	2.7%	3.2%
Expected rate of salary increase	5.0%	5.0%	5.0%
Expected rate of social charges	40.0%	40.0%	40.0%
Estimated retirement age	65 years old	65 years old	65 years old
Life table	INSEE—2003-2005
Staff turnover assumptions:
Less than 30 years old	10%	10%	10%
30-45 years old	5%	5%	5%
More than 45 years	0%	0%	0%

Defined Contribution Plans

The total expense recognized in the Consolidated Statements of Income represents contributions payable to these plans by us at specified rates.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Defined contributions plans included in personnel expenses	€(1,081)	€(1,706)	€(3,129)

Note 22—Financial Liabilities

The changes in current and non-current financial liabilities during the period ended December 31, 2013 are illustrated in the following schedule:

	As of December 31, 2012	New borrowings	Repayments	Change	Other	Currency translation adjustment	As of December 31, 2013
	(in thousands of euros)
Borrowings	€3,875	€8,000	€—	€—	€(5,964)	€—	€5,911
Financial liabilities relating to finance leases	129	—	—	—	79	—	208
Other financial liabilities	177	—	—	—	(177)	—	—

Non-current portion	4,181	8,000	—	—	(6,062)	—	6,119

Borrowings	1,995	—	(3,255)	—	5,964	—	4,704
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities relating to finance leases	77	—	(195)	—	330	—	212
Other financial liabilities	—	—	—	—	177	—	177
Bank overdrafts	—	—	—	1		—	1
Financial derivatives	—	—	—	103	—	—	103

Current portion	2,072	—	(3,450)	104	6,471	—	5,197

Borrowings	5,870	8,000	(3,255)	—	—	—	10,615
Financial liabilities relating to finance leases	206	—	(195)	—	409	—	420
Other financial liabilities	177	—	—	—	—	—	177
Bank overdrafts	—	—	—	1	—	—	1
Financial derivatives	—	—	—	103	—	—	103

Total	€6,253	€8,000	€(3,450)	€104	€409	€—	€11,316

In 2012 and 2013, we have entered into four loan agreements with third-party financial institutions dedicated to financing tangible assets as indicated below:

Granting Date	Amount (in thousands of euros)	Fixed Rate	Settlement Date
August 27, 2012	€2,500	2.65%	September 5, 2015
September 28, 2012	1,100	2.50%	November 5, 2015
December 28, 2012	2,500	2.40%	December 28, 2015
June 7, 2013	8,000	2.30%	June 7, 2016

Borrowings	€14,100

We are party to two loan agreements with Caisse D’Epargne et de Prévoyance d’Auvergne et du Limousin, or CEPAL, providing an aggregate of €3.6 million, consisting of a €2.5 million loan to finance certain capital expenditures and a €1.1 million loan to finance our SAP licenses. The €2.5 million CEPAL loan bears interest at fixed rate of 2.65% per annum. The €1.1 million CEPAL loan bears interest at 2.50% per annum. The combined outstanding principal and interest for each CEPAL loan are payable in equal monthly installments based upon the applicable date of such loan. Each CEPAL loan matures in 2015. At December 31, 2013, there was €2.2 million outstanding on the CEPAL loans.

We also party to two loan agreements with Le Credit Lyonnais, or LCL, providing a €2.5 million and a €8.0 million loan to finance certain capital expenditures in 2013. The €2.5 million LCL loan bears interest at fixed rate of 2.40% per annum. The €8.0 million LCL loan bears interests at a fixed rate of 2.30% per annum. The combined outstanding principal and interest LCL loan is payable in equal monthly installments and matures in December 2015 and June 2016. At December 31, 2013, there was €8.4 million outstanding on the LCL loans.

All of these loans are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

We are also party to short-term credit line and overdraft facilities with HSBC plc, LCL and Credit Industriel et Commercial, or CIC. Our facilities with these banks, we may draw up to a maximum of €9.4 million collectively as of December 31, 2013. Any loans or overdraft under these short-term facilities bear interest based on the one month EURIBOR rate or three month EURIBOR rate. As these facilities are exclusively short term credit and overdrafts facilities, our banks have the ability to terminate such facilities on short notice. All of these short-term facilities are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

Note 23—Net Financial Debt

It is noted that we use a financial performance indicator being “net financial debt” defined as being total financial liabilities minus total cash and cash equivalents. As disclosed in Notes 4 and 19, market risks are monitored by our management, which has set guidelines for managing our consolidated net financial debt, especially in respect of its liquidity, interest rate, foreign exchange rate and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

The following tables show the net financial debt maturity and allocation by currency.

Net Financial Debt Maturity

	Carrying Value	Maturity
		2014	2015	2016	2017	2018
		(in thousands of euros)
Borrowings	€10,615 (1)	€4,675	€4,539	€1,372	€—	€—
Financial liabilities relating to finance leases	420	212	186	22	—	—
Other financial liabilities	177	177	—	—	—	—
Bank overdrafts	1	1	—	—	—	—
Financial derivatives	103	103	—	—	—	—

Financial liabilities	11,316	5,168	4,725	1,394	—	—

Cash and cash equivalents	(234,343)	—	—	—	—	—

Net financial debt	€(223,027)	€5,168	€4,725	€1,394	€—	€—

(1)	Includes interest accrued through December 31, 2013.

Net Financial Debt by Currency

	Carrying Value	EUR	Currency
			GBP	USD	BRL	JPY	KRW	Other
		(in thousands of euros)
Borrowings	€10,615 (1)	€10,615	€—	€—	€—	€—	€—	€—
Financial liabilities relating to finance leases	420	420	—	—	—	—	—	—
Other financial liabilities	177	177	—	—	—	—	—	—
Bank overdrafts	1	1	—	—	—	—	—	—
Financial derivatives	103	103	—	—	—	—	—	—

Financial liabilities	11,316	11,316	—	—	—	—	—	—

Cash and cash equivalents	(234,343)	(182,632)	(1,360)	(32,552)	(909)	(6,727)	(1,810)	(8,353)

Net financial debt	€(223,027)	€(171,316)	€(1,360)	€(32,552)	€(909)	€(6,727)	€(1,810)	€(8,353)

(1)	Includes interest accrued through December 31, 2013.

Note 24—Other Current Liabilities

Other current liabilities are presented in the following table:

	As of December 31,
	2011	2012	2013
	(in thousands of euros)
Client prepayments	€234	€876	€2,414
Employee-related payables	6,585	8,701	14,340
Taxes payable	3,286	5,299	13,069
Accounts payable relating to capital expenditures	100	599	4,995
Other creditors	6	61	406
Deferred revenues	34	5	—

Total	€10,245	€15,541	€35,224

Note 25—Commitments

Operating Lease Arrangements

Future payment obligations under non-cancellable operating leases for each presented period are listed below:

	Less than 1 year	1 to 5 years	5 years +	Total
	(in thousands of euros)
Minimum property rental payments at December 31, 2011	€1,522	€748	€—	€2,270
Minimum property rental payments at December 31, 2012	7,281	22,571	3,686	33,538
Minimum property rental payments at December 31, 2013	9,870	34,091	17,219	61,180

Operating Lease Expenses

The corresponding amounts expensed during the reported periods are as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Property rental expenses	€(2,135)	€(5,515)	€(8,923)

Credit Lines Facilities and Bank Overdrafts

We have been granted credit line facilities and are authorized to draw up to a maximum of €9.4 million at year-end. None of these credit lines were drawn as of December 31, 2013.

Note 26—Related Parties

The Executive Officers as of December 31, 2013 are:

•	Jean-Baptiste Rudelle—Chairman of the Board, Chief Executive Officer and Co-Founder

•	Romain Niccoli—Chief Technology Officer, Deputy Chief Executive Officer and Co-Founder

•	Franck Le Ouay—Chief Scientist Officer, Deputy Chief Executive Officer and Co-Founder

•	Jonathan Wolf—Chief Product Officer

•	Greg Coleman—President of Criteo Corp

•	Benoit Fouilland—Chief Financial Officer

•	Jean-Louis Constanza—Chief Innovation Officer

•	Eric Eichmann—Chief Operating Officer

Total compensation for the executive team, including social contributions, is summarized in the following table:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of euros)
Short-term benefits(1)	€(2,745)	€(3,381)	€(3,404)
Long-term benefits	(9)	(4)	(167)
Share-based compensation	(207)	(1,979)	(2,621)

Total	€(2,961)	€(5,364)	€(6,192)

(1)

As of December 31, 2011 and 2012, the short term benefits were including employee and employers’ social contributions. As of December 31, 2013, the employer’s social contributions are not included in the disclosure.

Note 27—Subsequent Events

Tedemis Acquisition

On February 20, 2014, we announced we acquired Tedemis, a leading provider of real-time personalized email marketing solutions that help advertisers turn web visitors into customers. We acquired 100% equity in Tedemis for an initial amount of €17.0 million in upfront cash. The additional payments, which amount to €4.0 million are conditioned to agreed milestones over a 2 year period. This business combination will be accounted for under the acquisition method in accordance with IFRS 3. The impact of the transaction will be reflected in our consolidated financial statements as of March 31, 2014. The determination of the fair value of assets acquired and liabilities assumed will be performed within twelve months after the acquisition date.

Loan Agreement

In February 2014, we entered into two loan agreements with Bpifrance Financement (French Public Investment Bank) to support our development. The first agreement is a fixed rate seven-year term loan for €3.0 million. This amount will be amortized quarterly after a two-year period. The interest rate will be determined based on the French State Long Term rate published the month before the drawing (that shall not occur after May 20, 2014). The second agreement is a three-year revolving credit facility for a maximum amount of €3.0 million in the first year, and decreasing by €1.0 million in each subsequent year. The interest rate is Euribor 3 months plus a 0.70% margin. A 0.30% commitment fee is due on a quarterly basis depending on the amount used.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Criteo S.A.

/s/ Jean-Baptiste Rudelle
By: Jean-Baptiste Rudelle Title: Chief Executive Officer

Date: March 5, 2014

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (statuts) of the registrant (English translation)

2.1	Form of Deposit Agreement, including the Form of American Depositary Receipt	F-1	333-191223	4.1	October 2, 2013

4.1	Commercial Lease between Orosdi and the registrant dated January 20, 2012 (English translation)	F-1	333-191223	10.1	October 2, 2013

4.2	Sublease Agreement between DST Realty of NY and Criteo Corp., dated April 12, 2012	F-1	333-191223	10.2	October 2, 2013

4.3	Form of Registration Rights Agreement by and among the registrant and certain investors signatory thereto, dated as of August 30, 2013	F-1	333-191223	10.3	October 23, 2013

4.4†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	F-1	333-191223	10.4	October 23, 2013

4.5†	Non-Compete Agreement between the registrant and each of Messrs. Rudelle, Le Ouay and Niccoli	F-1	333-191223	10.5	October 2, 2013

4.6†	Stock Option Plans—2009, 2010, 2011, 2012, 2013 (including forms of Stock Option Grant Agreement and Exercise Notice)	F-1	333-191223	10.6	October 2, 2013

4.7†	Summary of BSA Plan	F-1	333-191223	10.7	September 18, 2013

4.8†	Summary of BSPCE Plan	F-1	333-191223	10.8	September 18, 2013

4.9†	2013 Free Share Plan	F-1	333-191223	10.9	October 2, 2013

4.10†	Form of BSA Grant Document (English translation)	F-1	333-191223	10.10	September 18, 2013

4.11†	Form of BSPCE Grant Document (English translation)	F-1	333-191223	10.11	September 18, 2013

4.12†	Employment Agreement between the registrant and Benoit Fouilland, dated November 18, 2011 (English translation)	F-1	333-191223	10.12	October 2, 2013

4.13†	Employment Agreement between registrant and Jonathan Wolf, dated May 18, 2009	F-1	333-191223	10.13	September 18, 2013

4.14†#	Employment Agreement between registrant and Eric Eichmann, effective as of March 2013, and related side letters

8.1#	List of subsidiaries of the registrant

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

12.1#	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2#	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1#	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2#	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte & Associés

†	Indicates management contract or compensatory plan.
#	Filed herewith.