Form 20-F
period 2014-12-31
Criteo S.A.
filed 2015-03-27
CIK 1576427

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Jean-Baptiste Rudelle

Chairman and Chief Executive Officer

Criteo S.A.

32 rue Blanche

75009 Paris, France

Tel: +33 1 40 40 22 90 Fax: +33 1 40 40 22 030

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one	The Nasdaq Stock Market LLC
ordinary share, nominal value €0.025 per share
Ordinary shares, nominal value €0.025 per share*	The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, nominal value €0.025 per share: 60,902,695 as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward- looking statements include, but are not limited to, statements about:

•	our ability to meet the challenges of a growing company in a rapidly developing and changing industry, including our ability to forecast accurately;

•	our ability to maintain an adequate rate of revenue growth and sustain profitability;

•	the ability of the Criteo Engine to accurately predict engagement by a user;

•	our ability to continue to collect and utilize data about user behavior and interaction with advertisers;

•	our ability to protect users’ information and adequately address privacy concerns;

•	our ability to acquire an adequate supply of advertising inventory from publishers on terms that are favorable to us;

•	our ability to predict and adapt to changes in widely adopted industry platforms and other new technologies;

•	the effects of increased competition in our market;

•	our ability to enter new marketing channels, to effectively scale our technology platform in new industry verticals and to manage our international operations and expansion and the integration of our acquisitions;

•	regulatory, legislative or self-regulatory developments regarding internet privacy matters;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	failures in our systems or infrastructure;

•	our ability to attract and retain qualified employees and key personnel; and

•	our ability to integrate the operations of acquired businesses.

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

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected consolidated statements of income data for the years ended December 31, 2012, 2013 and 2014 and selected consolidated statements of financial position data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2010 and 2011 and the selected consolidated financial position data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statement of Income Data:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	Euro	Euro	Euro	Euro	Euro	US$(6)
	(in thousands, except share and per share data)
Revenue	€65,626	€143,562	€271,855	€443,960	€745,081	$901,623
Cost of revenue:(1)
Traffic acquisition costs	(35,796)	(79,062)	(157,707)	(264,952)	(441,427)	(534,171)
Other cost of revenue	(2,517)	(5,690)	(12,662)	(21,956)	(36,150)	(43,745)

Gross profit	€27,313	€58,812	€101,486	€157,052	€267,504	$323,707

Operating expenses:
Research and development(1)	(2,433)	(8,786)	(14,285)	(32,175)	(45,293)	(54,809)
Sales and operations(1)	(11,723)	(30,830)	(58,047)	(82,816)	(133,393)	(161,419)
General and administrative(1)	(5,741)	(9,309)	(20,208)	(31,387)	(48,788)	(59,038)

Total operating expenses	(19,897)	(48,925)	(92,540)	(146,378)	(227,474)	(275,266)

Income from operations	7,416	9,887	8,946	10,674	40,030	48,440

Financial income (expense)	(34)	628	(1,559)	(6,868)	8,587	10,391

Income before taxes	7,382	10,515	7,387	3,806	48,617	58,831

Provision for income taxes	(2,668)	(4,391)	(6,556)	(2,413)	(13,523)	(16,037)

Net income	€4,714	€6,124	€831	€1,393	€35,364	$42,795

Net income available to shareholders of Criteo S.A.(2)	€4,714	€6,124	€981	€1,065	€34,354	$41,572

Net income allocated to shareholders per share:
Basic	€0.334	€0.140	€0.022	€0.022	€0.583	$0.705
Diluted	€0.329	€0.129	€0.020	€0.019	€0.543	$0.664
Weighted average shares outstanding used in computing per share amounts:
Basic	14,127,273	43,793,904	45,143,188	48,692,148	58,928,563	58,928,563
Diluted	14,349,075	47,521,964	48,586,666	55,174,764	63,317,281	63,317,281

Other Financial and Operating Data:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	Euro	Euro	Euro	Euro	Euro	US$(6)
	(€ and $ in thousands)
Number of Clients	832	1,638	3,297	5,072	7,190	7,190
Revenue ex-TAC(3)	€29,830	€64,502	€114,148	€179,008	€303,654	$367,452
Adjusted Net Income(4)	€5,581	€7,519	€4,387	€10,909	€53,421	$64,645
Adjusted EBITDA(5)	€9,009	€13,884	€17,380	€31,313	€79,427	$96,115

Consolidated Statement of Financial Position Data:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	Euro	Euro	Euro	Euro	Euro	US$(6)
	(€ and $ in thousands)
Cash and cash equivalents	€15,552	€16,382	€43,262	€234,343	€289,784	$350,668
Total assets	€39,093	€63,974	€137,130	€391,110	€565,459	$684,262
Trade receivables net of allowances	€15,055	€33,423	€60,685	€87,643	€158,633	$191,962
Total financial liabilities	€775	€877	€6,253	€11,316	€12,174	$14,732
Total liabilities	€21,012	€38,168	€76,689	€126,036	€222,520	$269,271
Total equity	€18,081	€25,806	€60,441	€265,074	€342,938	$414,989

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense, and acquisition-related deferred price consideration as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	Euro	Euro	Euro	Euro	Euro
	(in thousands)
Share-Based Compensation Expense:
Research and development	€(29)	€(180)	€(429)	€(2,049)	€(2,776)
Sales and operations	€(495)	€(899)	€(1,800)	€(2,801)	€(9,267)
General and administrative	€(343)	€(316)	€(1,327)	€(2,026)	€(2,735)

Total share-based compensation expense	€(867)	€(1,395)	€(3,556)	€(6,876)	€(14,778)

Service Costs (Pension):
Research and development	€—	€—	€—	€(109)	€(126)
Sales and operations	€—	€—	€—	€(105)	€(141)
General and administrative	€(43)	€(75)	€(110)	€(67)	€(104)

Total service costs (pension)(a)	(43)	€(75)	€(110)	€(281)	€(371)

Depreciation and Amortization Expense:
Cost of revenue	€(609)	€(2,010)	€(3,648)	€(7,846)	€(16,176)
Research and development(b)	€(8)	€(51)	€(166)	€(915)	€(3,731)
Sales and operations	€(59)	€(227)	€(847)	€(1,792)	€(2,762)
General and administrative	€(7)	€(239)	€(107)	€(566)	€(863)

Total depreciation and amortization expense	€(683)	€(2,527)	€(4,768)	€(11,119)	€(23,533)

Acquisition-related deferred price consideration:
Research and development	€—	€—	€—	€(2,363)	€(716)
Sales and operations	€—	€—	€—	€—	€—
General and administrative	€—	€—	€—	€—	€—

Total acquisition-related deferred price consideration:	€—	€—	€—	€(2,363)	€(716)

(a)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.
(b)	Includes acquisition-related amortization of intangible assets of €350,000 and €2,942,000 as of December 31, 2013 and 2014 respectively

(2)	For the years ended December 31, 2012, 2013 and 2014, this includes €(150,000), €328,000 and €1,010,000 respectively, of net income (loss) attributable to non-controlling interests in our Japanese subsidiary held by Yahoo! Japan Corporation.
(3)	We define Revenue ex-TAC (Traffic Acquisition Costs) as our revenue excluding traffic acquisition costs, or TAC, generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. We have included Revenue ex-TAC in this Annual Report on Form 20-F because it is a key measure used by our management and board of directors. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Revenue ex-TAC has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and (b) other companies may report Revenue ex-TAC or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Revenue ex-TAC alongside our other IFRS-based financial performance measures, such as revenue and our other IFRS financial results. The following table presents a reconciliation of Revenue ex-TAC to revenue, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	Euro	Euro	Euro	Euro	Euro
	(in thousands)
Revenue	€65,626	€143,562	€271,855	€443,960	€745,081
Adjustment:
Traffic acquisition costs	€(35,796)	€(79,060)	€(157,707)	€(264,952)	€(441,427)

Revenue ex-TAC	€29,830	€64,502	€114,148	€179,008	€303,654

(4)	We define Adjusted Net Income as our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration and the tax impact of the foregoing adjustments. Adjusted Net Income is not a measure calculated in accordance with IFRS. We have included Adjusted Net Income in this Annual Report on Form 20-F because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration and the tax impact of the foregoing adjustments in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: Adjusted Net Income does not reflect the potentially dilutive impact of equity-based compensation or the impact of certain acquisition related costs and other companies, including companies in our industry, may calculate Adjusted Net Income or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of Adjusted Net Income to net income, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	Euro	Euro	Euro	Euro	Euro
	(in thousands)
Net income	€4,714	€6,124	€831	€1,393	€35,364
Adjustment:
Share-based compensation expense	€867	€1,395	€3,556	€6,876	€14,778
Amortization of acquisition-related intangible assets	€—	€—	€—	€350	€2,942
Acquisition-related deferred price consideration	€—	€—	€—	€2,263	€716
Tax impact of the above adjustments	€—	€—	€—	€(73)	€(379)

Adjusted Net Income	€5,581	€7,519	€4,387	€10,909	€53,421

(5)	We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is not a measure calculated in accordance with IFRS. We have included Adjusted EBITDA in this Annual Report on Form 20-F because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense service costs (pension) and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, for each of the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Net income	€4,714	€6,124	€831	€1,393	€35,364
Adjustments:
Financial expense (income)	€34	€(628)	€1,559	€6,868	€(8,587)
Provision for income taxes	€2,668	€4,391	€6,556	€2,413	€13,253
Share-based compensation expense	€867	€1,395	€3,556	€6,876	€14,778
Service costs (pension)(a)	€43	€75	€110	€281	€371
Depreciation and amortization expense	€683	€2,527	€4,768	€11,119	€23,532
Acquisition-related deferred price consideration	€—	€—	€—	€2,363	€716

Total net adjustments	€4,295	€7,760	€16,549	€29,920	€44,063

Adjusted EBITDA	€9,009	€13,884	€17,380	€31,313	€79,427

(a)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

(6)	Translated solely for convenience into U.S. dollars at the noon buying rate of €1.00 = U.S. $1.2101 at December 31, 2014.

Exchange Rate Information

In this annual report, for convenience only, we have translated certain euro amounts reflected in our financial statements as of and for the year ended December 31, 2014 into U.S. dollars at the rate of €1.00 = $1.2101, the noon buying rate for the euro in New York City on December 31, 2014. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
High	1.4536	1.4875	1.3463	1.3816	1.2504
Low	1.1959	1.2926	1.2062	1.2774	1.2101
Rate at end of period	1.3269	1.2973	1.3187	1.3779	1.2101
Average rate per period	1.3216	1.4002	1.2909	1.3303	1.2329

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	September 2014	October 2014	November 2014	December 2014	January 2015	February 2015
High	1.3136	1.2812	1.2554	1.2504	1.2015	1.1462
Low	1.2628	1.2517	1.2394	1.2101	1.1279	1.1197
Rate at end of period	1.2628	1.2530	1.2438	1.2101	1.1290	1.1197

On December 31, 2014, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.2101. Unless otherwise indicated, currency translations in this Annual Report on Form 20-F reflect the December 31, 2014 exchange rate.

On March 19, 2015, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.0621.

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

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors which we face and which are faced by our industry.

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

Risks Related to Our Business and Industry

We are a rapidly growing company, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We are a rapidly growing company. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, including challenges in forecasting accuracy, determining appropriate investments, market acceptance of our existing and future solutions, managing client implementations and developing new solutions. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer.

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

Our revenue has increased substantially since our inception, but we may not be able to sustain revenue growth consistent with our recent history, or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. In future periods, our revenue could decline or grow more slowly than we expect. We believe growth of our revenue depends on a number of factors, including our ability to:

•	attract new clients, and retain and expand our relationships with existing clients;

•	maintain the breadth of our publisher network and attract new publishers, including publishers of web content, mobile applications, video and social games, in order to grow the volume and breadth of advertising inventory and opt-in e-mail addresses available to us;

•	adapt our solution to meet evolving needs of businesses, including to address market trends such as the migration of consumers from web to mobile devices;

•	maintain and increase our access to data necessary for the performance of the Criteo Engine;

•	maintain the proper functioning of the Criteo Engine as we continue to collect increasing amounts of data from our growing base of clients;

•	continuously improve on the algorithms underlying the Criteo Engine;

•	continue to adapt to a changing regulatory landscape governing privacy matters;

•	deliver our solution through a broader spectrum of marketing channels;

•	introduce our solution to new geographic markets;

•	increase awareness of our brand on a global basis; and

•	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

In addition, we also may incur significant losses in the future for a number of reasons, including other risks described in this Annual Report on Form 20-F, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors. While we have been profitable in each of the last three full years, we had losses in certain quarterly periods. If we fail to achieve sufficient revenue growth to offset increased costs, we may be unable to sustain our recent growth in revenue or return to profitability in the future.

The failure by the Criteo Engine to accurately predict engagement by a user could result in significant costs to us, in lost revenue and in diminished internet display advertising inventory.

The effective delivery of our solution depends on the ability of the Criteo Engine to accurately predict the likelihood that a consumer will engage with any given internet display advertisement in order for our clients to achieve desirable returns on their marketing spend. We primarily charge our clients based on a cost per click, or CPC, pricing model, and our clients only pay us when a user engages with (i.e., clicks on) the advertisement. However, we purchase advertising inventory from publishers on a cost per thousand impressions, or CPM, basis.

Our agreements with clients are open-ended and often do not include a spending minimum. Similarly, our contracts with publishers generally also do not include long-term obligations requiring them to make their inventory available to us. Therefore, we need to continuously deliver satisfactory results for our advertiser clients and publishers in order to maintain and increase revenue, which in turn depends in part on the optimal functioning of the Criteo Engine.

In addition, as we have increased the number of advertiser clients and publishers that use our solution on a global basis, we have experienced significant growth in the amount of data processed by the Criteo Engine and the amount of advertising impressions we deliver. As the amount of data and variables processed by the Criteo Engine increase, the calculations that the algorithms must compute become increasingly complex and the likelihood of any defects or errors increases.

As a result, if we were to experience significant errors or defects in the Criteo Engine, our solution could be impaired, which could have various negative consequences, including:

•	a loss of advertiser clients and publishers;

•	lower click-through rates;

•	lower profitability per impression;

•	faulty inventory purchase decisions for which we may need to bear the cost;

•	lower return on marketing spend for our clients;

•	lower price for advertising inventory which we may be able to offer to publishers; and

•	delivery of advertisements that are less relevant or irrelevant to users.

Furthermore, our success depends in part on our ability to continuously innovate and improve on the algorithms underlying the Criteo Engine in order to deliver positive results for our advertiser clients and publishers. The failure to do so could result in delivering poor performance for our advertiser clients and a reduced ability to secure advertising inventory from publishers.

If failures in the Criteo Engine or our inability to innovate and improve on the algorithms underlying the Criteo Engine results in our advertiser clients and publishers ceasing to use our solution, we cannot assure you that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue or departing publishers with new publishers that offer similar internet display advertising inventory and/or offer similar opt-in e-mail addresses. As a result, the failure by the Criteo Engine to accurately predict engagement by a user and continue to do so over time could result in significant costs to us, in lost revenue and in diminished internet display advertising inventory.

Our ability to generate revenue depends on our collection of significant amounts of data from various sources.

Our ability to optimize the delivery of internet display advertisements for our clients depends on our ability to successfully leverage data, including data that we collect from our clients as well as data provided by our publisher partners and from third parties as well as our own operating history. Using cookies and similar tracking technologies, we collect information about the interaction of users with our advertisers’ and publishers’ websites and mobile applications (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites or advertisements). Our ability to successfully leverage such data is dependent upon our continued ability to access and utilize such data. Our ability to access and use such data could be restricted by a number of factors, including consumer choice, restrictions imposed by advertisers and publishers, changes in technology, and new developments in laws, regulations, and industry standards.

If consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or “do not track” mechanisms as a result of industry regulatory and/or legal developments, and/or the development and deployment of new technologies result in a material impact on our ability to collect data, this will materially impair the results of our operations.

Changes to web browsers and a number of other factors could impair our ability to collect the significant amounts of data we use to optimize display advertisements for our clients.

We collect information about the interaction of users with our advertisers’ and publishers’ websites and mobile applications (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ websites, mobile applications or advertisements) using cookies and similar tracking technologies. Our ability to access and use such data could be restricted by a number of factors, including consumer choice, restrictions imposed by advertisers and publishers, changes in technology, and new developments in laws, regulations and industry standards. Further, certain web browsers, such as Safari, currently block or are planning to block some or all third-party cookies by default.

We have adapted our solution to enable us to continue to access data and deliver internet display advertising by using first party cookies, rather than third party cookies. Our solution requires no additional technical integration with our advertiser clients and is fully transparent to users, who receive notice and the ability to elect to deactivate Criteo services before any cookie is dropped. However there can be no assurance regulators will not challenge the transparency of the solution or web browser developers will not technically block the solution. If the roll-out of our solution is not successful, we could be prevented from serving advertisements to users that utilize web browsers that block third party cookies. If we are blocked from serving advertisements to a significant portion of internet users, our business could suffer and our results of operations could be harmed.

In addition, our ability to collect and use data may be restricted or prevented by a number of other factors, including:

•	the failure of our network or software systems, or the network or software systems of our clients;

•	variability in user traffic on advertiser websites or mobile applications;

•	decisions by some of our advertiser clients or publishers to restrict our ability to collect data from them, third parties and users or to refuse to implement mechanisms we request to ensure compliance with our legal obligations;

•	changes in browser or device functionality and settings, and other new technologies, which make it easier for users to prevent the placement of cookies or other tracking technology and impact our publishers’ or our advertisers’ ability to collect and use data;

•	decisions by consumers to opt-out of tracking or to use technology, such as browser settings, that limits our ability to collect data about users and reduces our ability to deliver relevant advertisements;

•	our inability to grow our advertiser and publisher base in new industry verticals and geographic markets in order to obtain the critical mass of data necessary for the Criteo Engine to perform optimally in such new industry vertical or geographic markets;

•	interruptions, failures or defects in our data collection, mining, analysis and storage systems;

•	changes in regulation impacting the collection and use of data; and

•	changes in international laws, rules, regulations, and industry standards or increased enforcement of international laws, rules, regulations, and industry standards (e.g. laws in the United States., European Union, and the Asia Pacific region).

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

On September 27, 2013, the governor of California signed into law AB 370, an amendment to the California Online Privacy Protection Act of 2003, or CalOPPA. This amendment requires that we disclose in our privacy policy how we respond to web browser “do not track” signals. Our updated privacy policy discloses that we do not respond to web browser do not track signals but that we do respond to opt-out requests made through our proprietary opt-out button or through industry opt-out platforms (namely Network Advertising Initiative and Digital Advertising Alliance).

Directive 2009/136/EC of the European Parliament and of the Council of November 25, 2009 amended Directive 2002/581-EC of the European Parliament and of the Council, or the E-Privacy Directive, to introduce a requirement for countries in the European Economic Area to enact specific legislation requiring companies like ours together with advertisers and publishers to present users with an information notice and obtain their consent prior to placing cookies or other tracking technologies. The amendment to the E-Privacy Directive and country- specific laws, which follow or have already followed the E-Privacy Directive may reduce the amount of data we can collect or process. As a result of these regulatory changes in Europe and related public attention, some leading browser providers have developed or are further developing browsers which reject third-party cookies as the default setting or at least make it easier for consumers to reject cookies or other similar tracking technologies. The changes in Europe following the amendment to the E-Privacy Directive have also resulted in a significant increase in publicity surrounding use of data for targeted advertising, which has heightened consumer awareness and influenced consumer sentiment.

The amended E-Privacy Directive which requires advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of targeted advertisements, was intended to be implemented in all thirty countries in the European Economic Area. The requirement to obtain users’ consent has been implemented differently across the European Economic Union member states. Some countries, like the UK, permit companies to imply consent from the user’s proceeding onto the website and continuing his/her navigation after s/he has been clearly informed about how cookies are used without disabling them. Other countries currently require through law and/or guidance that the user’s explicit consent must be obtained prior to the placement of cookies for targeted advertising purposes.

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

Further, in guidance issued in April 2012, the Commission Nationale de l’Informatique et des Libertés, or CNIL, the French data protection regulator, interpreted French law to require the data controller of any processing that sets cookies, or a third-party designated by the data controller, to inform the user of the purpose of the cookie (e.g., targeted advertising) and to ask if the user accepts the storage of the cookie on his/her computer prior to any processing of user data for targeted advertising purposes, among other requirements. On December 5, 2013, the CNIL clarified its former guidance. As a result of this decision, on the entry page of the website or mobile application, users must be shown a notice indicating that by proceeding onto the website and continuing his/ her navigation the user will be deemed to consent to the setting of cookies and other tracking technologies. This notice, which cannot disappear until the user has not continued his/her navigation, must indicate the purpose of the services proposed to be provided through the cookies and give access to options to object to such cookies. Consent remains valid for a maximum period of 13 months, after which consent from the users must again be sought. This is an implied consent regime through information and control. If the consent is obtained prior to the cookie being placed on a device, we would lose all first events on advertiser websites and lose all first impressions on publisher websites. Liability for non-compliance with this recommendation is shared between advertisers, publishers and networks, including us. We need the assistance of the advertisers and publishers with whom we work to ensure our mutual compliance with these rules, including to provide appropriate information and obtain the user’s consent, including explicit consent where required. If advertisers, publishers or networks on whom we rely, fail to obtain appropriate consent, we could potentially be liable under these guidelines and could suffer damages, fines and penalties and reputational harm. In 2012, CNIL commenced an inquiry into our compliance with French Data Privacy laws. While the investigation was closed in July 2014 with no compliance actions for Criteo to take, there can be no assurance that there will not be further inquiries with respect to our compliance with privacy laws from CNIL or regulatory bodies in other jurisdictions.

A new regulation is being considered by European legislative bodies to replace the 1995 European Union Data Protection Directive, which may include more stringent operational requirements for business processing data and may introduce significant penalties for non-compliance. The final provisions may impose requirements that materially impact our business.

Similarly, considering our global presence, we may also be subject to local data protection laws in Canada, the Asia-Pacific region, South America and other regions. There is no harmonized legal approach in many of these regions and little regulatory guidance. Consequently, we could be at risk of non-compliance with applicable local privacy protection laws.

In addition to compliance with government regulations, we voluntarily participate in several trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct relating to targeted advertising. For example, the Internet Advertising Bureau EU & US, the Network Advertising Initiative and the Digital Advertising Alliance, have developed and implemented guidance for companies to provide notice and choice to users regarding targeted advertising. There is ongoing debate about whether the current guidance and approaches by such associations and industry groups comply with EU law. For example, on December 28, 2011, the Article 29 Working Group published an opinion stating that the self-regulatory code was not adequate to comply with Article 5.3 of the amended E-Privacy Directive addressing placement and reading of cookies for targeted advertising. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or the practices of our publishers and advertisers or in conflict with the laws and regulations of the EU, the United States or other international regulatory authorities.

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

Privacy risks relating to our clients’ actions or inactions

On behalf of certain of our clients using some of our services, we collect and store information derived from the activities of website visitors, mobile application visitors and their devices. This enables us to provide such clients with reports on information from and about the visitors to their websites or mobile applications in the manner specifically directed by each such individual client and to conduct targeted advertising. Federal, state and foreign governments and agencies have adopted or are considering adopting laws regarding the passive collection, use, sharing and storage of data collected from or about users or their devices. Any perception of our practices or products as an invasion of privacy, whether or not such practices or products are consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm or claims by regulators, which could disrupt our business and expose us to increased liability.

Our compliance with privacy laws and regulations and our reputation among the public body of website visitors or mobile application visitors depend in part on our clients’ adherence to privacy laws and regulations and their use of our services in ways consistent with visitors’ expectations. We contractually require our clients to notify visitors to their websites or mobile applications about our services (i.e., that we place cookies and other tracking technologies and collect and share certain non-identifying data for purposes of targeting advertisements), and further require that they link to pages where visitors can opt-out of the collection or targeting. We rely on representations made to us by clients that they will comply with all applicable laws including all relevant privacy and data protection regulations. We make reasonable efforts to enforce contractual notice requirements but do not fully audit our clients’ compliance with our recommended disclosures or their adherence to privacy laws and regulations, nor do we contractually require them to seek explicit consent to the placement of cookies and other tracking technologies which may be required in certain countries. If our clients fail to adhere to our contracts in this regard, or a court or governmental agency determines that we have not adequately, accurately or completely described our own products, services and data collection, use and sharing practices in our own disclosures to consumers, or if explicit consent was required, then we, and our clients, may be subject to potentially adverse publicity, damages and related possible investigation or other regulatory activity in connection with our privacy practices or those of our clients.

If we fail to access a consistent supply of internet display advertising inventory and expand our access to such inventory, our business and results of operations could be harmed.

All of our revenue is derived from placing internet display advertisements on publisher websites that we do not own. As a result, we do not own or control the advertising inventory upon which our business depends. We currently access advertising inventory through various channels, including through direct relationships with publishers, advertising exchange platforms (such as DoubleClick Ad Exchange, Yahoo!’s Right Media, Facebook’s Exchange and Microsoft‘s Ad Exchange) and other platforms that aggregate the supply of advertising inventory, such as Appnexus Inc., Admeld Inc., The Rubicon Project, Inc. and PubMatic, Inc. For example, Google Inc.’s and Appnexus Inc.’s advertising inventory represented 32% of our traffic acquisition costs in 2012, 28% of our traffic acquisition costs in 2013 and 29% of our traffic acquisition costs in 2014. Since our contracts with publishers with whom we have direct relationships generally do not include long-term obligations requiring them to make their inventory available to us, our ability to continue to purchase inventory from these publishers depends in part on our ability to consistently pay sufficiently competitive CPMs for their internet display advertising inventory as well as our ability to offer advertisements from high quality companies. Similarly, as more companies compete for advertising impressions on advertising exchange platforms and other platforms that aggregate supply of advertising inventory, advertising inventory may become more expensive, which may adversely affect our ability to acquire advertising inventory and to deliver internet display advertisements on a profitable basis. Any interference with our ability to maintain access to such inventory could materially reduce the amount of advertising inventory that our solution relies on in order to deliver advertisements for our clients. In addition, since we rely on a limited number of companies for access to significant portions of advertising inventory that our business depends on, the loss of access to advertising inventory from one of those companies would negatively impact our ability to deliver internet display advertisements for our advertiser clients. Any of these consequences could therefore adversely affect our results of operations and financial condition.

In addition, we rely on a limited number of companies that operate advertising exchange platforms and other platforms that aggregate supply of advertising inventory for access to a significant amount of the advertising inventory that our business depends on. Many widely used aggregators of advertising inventory are owned by companies that may compete with us for clients. Competitive pressure may incentivize these companies to limit our access to advertising inventory available through their platforms. If this were to occur, our ability to place advertisements would be significantly impaired and our results of operations would be adversely affected.

In order to grow our publisher base, we will need to expand the breadth and quality of businesses that utilize our solution. In addition, in order to grow our advertiser base, we must expand our access to new sources of internet display advertising inventory and new sources of inventory of opt-in e-mail addresses and maintain a consistent supply of this inventory. While we have historically relied both on accessing advertising inventory through direct relationships with publishers and through advertising exchange platforms and other platforms that aggregate supply of advertising inventory and opt-in e-mail addresses, we may increasingly rely on direct relationships with publishers in order to maintain the necessary access to, and establish a greater amount of preferred access to, advertising inventory and opt-in e-mail addresses. In order to enter into or maintain such direct relationships, we may need to agree to terms that are unfavorable to us, including, for example, contractual minimums for advertising inventory and/or long-term commitments. In addition, as we attempt to improve our solution to enable businesses to place advertisements with publishers other than on the web, including mobile applications, e-mail, video and social games, we will need to develop and improve our access to publishers in those environments. Our ability to attract new publishers on the web, mobile applications, e-mail, video and social games will depend on various factors, some of which are beyond our control. Therefore, we cannot assure you that we will successfully grow our direct relationships with new publishers or maintain and expand our access to advertising inventory through other channels and, as a result, our business and results of operations could be harmed. In addition, even if we do grow our direct relationships, we cannot assure you that those direct relationships with publishers will be on favorable terms to us.

We have incurred net losses in certain quarterly periods as we invested in our business, and we expect our operating expenses to increase significantly in the foreseeable future. Accordingly, we may have difficulty sustaining profitability.

We have incurred losses in the three month periods ended June 30, 2012, December 31, 2012 and June 30, 2013 and we may incur losses in the future. While we were profitable in each of 2012, 2013 and 2014, we do not know if we will be able to maintain profitability on a continued basis. Although our revenue has increased substantially in recent periods, we may not be able to maintain this rate of revenue growth. We anticipate that our operating expenses will continue to increase as we scale our business, invest in significantly expanding our headcount and expand our operations. In particular, we plan to continue to focus on maximizing our revenue after traffic acquisition costs on an absolute basis, or the revenue we derive after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC, as we believe this focus fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance. As part of this focus, we are continuing to invest in building relationships with direct publishers, both on their web and mobile application properties, increasing access to leading advertising exchanges, both on their web and mobile application properties, increasing access to opt-in e-mail address databases and enhancing the liquidity of our advertising inventory supply, which includes purchasing advertising inventory that may result in lower margin on an individual impression basis and may be less effective in generating clicks and driving sales for our clients. We also expect our general and administrative expenses to increase in absolute dollars both to support our growing operations and due to the increased costs of operating as a public company. Our ability to sustain profitability is based on numerous factors, many of which are beyond our control. We may not be able to generate sufficient revenue to sustain profitability.

Our focus on maximizing our revenue after traffic acquisition costs may result in a further decrease in our gross margin.

We are focused on maximizing our revenue after traffic acquisition costs on an absolute basis, or the revenue we derive after deducting the costs we incur to purchase advertising inventory, which we call revenue ex-TAC, as we believe this focus fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance. As part of this focus, we are continuing to invest in building relationships with direct publishers, both on their web and mobile application properties, increasing access to leading advertising exchanges both on their web and mobile application properties, increasing access to opt-in e-mail address databases and enhancing the liquidity of our advertising inventory supply, which includes purchasing advertising inventory that may have lower margin on an individual impression basis and may be less effective in generating clicks and driving sales for our clients. In addition, we are experiencing, and expect to continue to experience, increased competition for advertising inventory purchased on a programmatic basis. Our focus on maximizing the growth of revenue ex-TAC on an absolute basis may have an adverse impact on our gross margin and we cannot be certain that this strategy will be successful or result in increased liquidity or long-term value for our shareholders.

Large and established internet and technology companies may be able to significantly impair our ability to operate.

Large and established internet and technology companies such as Adobe Systems Incorporated, Amazon.com, Inc., AOL, Inc., Apple Inc., eBay Inc., Facebook, Inc., Google Inc., Microsoft Corp. and Yahoo! Inc. may have the power to significantly change the very nature of the internet display advertising marketplace, and these changes could materially disadvantage us. For example, Amazon, Apple, Facebook, Google and Microsoft have substantial resources and have a significant share of widely adopted industry platforms such as web browsers, mobile operating systems and advertising exchanges and networks. Therefore, these companies could leverage their position to make changes to their web browsers, mobile operating systems, platforms, exchanges, networks or other products or services that could be significantly harmful to our business and results of operations. For example, Apple introduced its Identifier for Advertising, or IDFA, in Fall 2012, which helps us serve personalized advertisements to users in mobile applications that run on the Apple operating system. If Apple were to restrict use of the IDFA, it would impair our ability to identify users and associate particular browsing behaviors to that user. Alternative technologies such as digital fingerprinting exist that could allow us to serve personalized advertisements to users in mobile applications. However, such technologies may be less reliable or become unavailable to us in the future. If we are restricted from using IDFA and we do not have adequate technologies to substitute, we will not be able to serve personalized advertisements on mobile applications running on the Apple operating system.

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

We compete primarily in the market for internet display advertising. This market is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market which we expect will intensify in the future. We currently compete for advertising with Alliance Data Systems Corp., Amazon, Inc., Apple Inc., eBay Inc., Facebook, Google Inc., and Yahoo! Inc. as well as smaller, privately-held companies. We believe the principal competitive factors in our industry include:

•	ability to deliver return on marketing spend at scale;

•	global reach;

•	client trust;

•	breadth and depth of publisher relationships;

•	comprehensiveness of products and solutions;

•	client service; and

•	ease of use.

In addition to competing with various companies for marketing spend, we also compete with some of them for internet display advertising inventory and some of these companies also operate their own advertising networks or exchanges from which we buy advertising inventory. Further, some of these companies that we compete with either for marketing spend and/ or advertising inventory may also be our clients or affiliated with our clients. Competitive pressure may incentivize such companies to cease to be our clients or cease to provide us with access to their advertising inventory. If this were to occur, our ability to place advertisements would be significantly impaired and our results of operations would be adversely affected.

New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants offer multiple new products and services, such as analytics, programmatic buying and exchanges, aimed at capturing marketing spend. In addition to existing competitors and intermediaries, we may also face competition from new companies entering the market, which may include large established companies, such as Alliance Data Systems Corp. (which recently acquired Conversant, Inc.), Adobe Systems Incorporated (which acquired both Omniture, Inc. and Efficient Frontier, Inc.), AOL Inc. (which acquired Platform-A, Inc. (advertising.com)), eBay Inc. (which acquired both Fetchback, Inc. and GSI Commerce Inc.), and Tesco plc (whose subsidiary dunnhumby acquired Sociomantic Labs), all of which currently offer, or may in the future offer, solutions that result in additional competition for marketing spend or advertising inventory.

We may also face competition from companies we do not yet know about. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive advertiser client bases and broader publisher relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser client relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our solution and could result in increased pricing pressure, reduced gross margins, increased sales and marketing expense and/or the loss of market share.

If we fail to innovate, adapt and respond effectively to rapidly changing technology, our solution may become less competitive or obsolete.

Our future success will depend on our ability to continuously enhance and improve our solution to meet advertiser client needs, add functionality to our advertiser and publisher platforms and address technological advancements. If we are unable to enhance our solution to meet market demand in a timely manner, we may not be able to maintain our existing clients or attract new clients. For example, as e-commerce and consumption of content continues to migrate from the web to mobile and tablet devices and advertisements more frequently include video or incorporate animation, sound and/or interactivity, which we refer to as rich media content, businesses are increasingly demanding that internet display marketing solutions extend to all three screens and support video and rich media content. In addition, as consumers spend more time watching video and playing social network games online, including within mobile applications, as opposed to browsing static webpages, businesses may increasingly shift their advertising budgets to video and game publishers and to mobile applications or, if consumers fail to engage with advertisements displayed on smaller screens, reduce their internet display marketing budgets. In order to maintain and continue to grow our revenue, we may need to continue to adapt and improve our solution to offer video and rich media content advertisements and to enable advertisers to place advertisements with publishers other than through web browsers on the desktop, smart phones and tablets, and including on mobile applications created for these devices, and develop ways to encourage engagement in these environments.

In 2014, we launched our complete solution for personalized mobile advertising across all leading browsers and application platforms. This mobile solution involves delivery of display advertising to the web browsers of mobile devices, which we refer to as in-browser, as well as within mobile applications, which we refer to as in-app. To date, most of our revenue derived from delivery of display advertising on mobile devices is from in-browser advertisements. We may not be successful in generating substantial revenue from our mobile in-app solution or sustain revenue from our in-browser solution. In addition, while we have enhanced our in-browser solution to serve advertisements on iOS devices, we may not be successful in continuing scaling and expanding our iOS solution globally or at all. If we are unable to successfully develop or acquire new solutions to continuously meet advertiser needs or are unable to adapt our organization to market these new solutions, our solution may become less competitive or obsolete.

We may not be able to integrate and roll out recently acquired technologies and products in one or more of our geographic markets, which may adversely affect our ability to achieve our growth and business objectives.

In February 2015, we acquired DataPop, Inc., or DataPop, a Los Angeles-based company specializing in connecting the products in a retailer’s catalog to actual user shopping intent. We are in the very early stages of integrating DataPop into our company. There can be no assurance that this integration will be successful or that we will be able to leverage the DataPop technology to enter into a new marketing channel in the future.

In February 2014, we acquired Tedemis S.A., or Tedemis, a provider of real-time personalized marketing solutions. Tedemis product was only offered in France at the time of acquisition. In 2014, we worked on the integration of the e-mail technology onto our core platform and started to build our e-mail publisher base and to deploy our e-mail solution to our existing client base in the United States, the United Kingdom, Spain, Germany and France. In each new country, we will need to build an inventory of e-mail addresses as part of any product roll-out. There can be no assurance that we will be successful in acquiring the necessary email addresses or that, if we do acquire them, our internet display advertising clients will be willing to use e-mail marketing for their products. We are still completing the integration and are in the early stages of the roll-out of our e-mail marketing product and there can be no assurance that we will be successful in integrating and rolling out this new product globally or at all.

In addition, in July 2013 we acquired Ad-X, a complementary mobile analytics and attribution technology company that allows businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions, but we may not be successful in utilizing this technology to grow our business. If we are unable to successfully integrate and roll out the solutions we acquire to our advertiser clients in some or all of our markets, our solution may become less competitive which may adversely affect our ability to achieve our growth and business objectives.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.

Over the past two years, we have acquired DataPop, AdQuantic SAS, or AdQuantic, Tedemis and Ad-X and may seek to acquire additional businesses, products or technologies. However, we have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues.

Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our recent acquisitions of DataPop, Adquantic, Tedemis and Ad-X, involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

•	the need to integrate operations across different geographies, cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	failure to successfully further develop the acquired technology in order to recoup our investment;

•	reputation and perception risks associated with the acquired product or technology by the general public;

•	diversion of management’s attention from other business concerns;

•	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

•	costs necessary to establish and maintain effective internal controls for acquired businesses; and

•	increased fixed costs.

If we are unable to successfully integrate our recent acquisitions or any future business, product or technology we acquire, our business and results of operations may suffer.

As we expand the market for our solution, we may become more dependent on advertising agencies as intermediaries and this may adversely affect our ability to attract and retain business.

As we market our solution, we may increasingly need to depend on advertising agencies to work with us in assisting businesses in planning and purchasing for broader advertising objectives. However, we have limited experience in working with advertising agencies as intermediaries, as we have traditionally had direct relationships with our advertiser clients. Historically, direct relationships with our clients accounted for 78%, 70% and 69% of our revenue for 2012, 2013 and 2014, respectively. If we have an unsuccessful engagement with an advertising agency on a particular advertising campaign, we risk losing the ability to do work not only for the advertiser for whom the campaign was run, but also for other brands represented by that agency. Further, if our business evolves so that we are increasingly working through advertising agency intermediaries, we would have less of a direct relationship with our clients than if our clients dealt with us directly. This may drive our clients to attribute the value we provide to the advertising agency rather than to us, further limiting our ability to develop long-term relationships directly with our clients. Our clients may move from one advertising agency to another, and, accordingly, even if we have a positive relationship with an advertising agency, we may lose the underlying business when an advertiser switches to a new agency. The presence of advertising agencies as intermediaries between us and our clients thus creates a challenge to building our own brand awareness and affinity with our clients who are the ultimate sources of our revenue. Further, we may become more dependent on advertising agencies as intermediaries and this may adversely affect our ability to attract and retain business.

Our future success will depend in part on our ability to expand into new marketing channels.

We started delivering our solution in internet display in web browsers. Since then, we have progressively entered and expanded into additional marketing channels: internet display on social platforms, internet display on mobile applications and e-mail marketing. We define a marketing channel as a specific advertisement medium to engage with a user or a consumer for which we currently purchase inventory through a specific source. In the future, we may decide to broaden the spectrum of our marketing channels further, if we believe that doing so would significantly increase the value we can offer to clients. We believe a broader platform delivering our digital performance marketing solution through complementary marketing channels can enhance our value proposition for existing and prospective clients.

However, to date, we have limited experience in entering into additional marketing channels beyond internet display in web browsers, internet display on social platforms, internet display on mobile applications and e-mail marketing, and any future attempts to enter new marketing channels may not be successful. In particular, our success in expanding into additional marketing channels will depend on various factors, including our ability to:

•	identify additional marketing channels where our solution could perform;

•	adapt our solution to additional marketing channels and effectively market it for such additional marketing channels to our existing and prospective clients;

•	integrate newly developed or acquired marketing channels into our pay-for-performance model, with a clear and measurable performance attribution mechanism, and in a manner that is consistent with our privacy standards;

•	accumulate sufficient data sets relevant for those marketing channels to ensure that the Criteo Engine has a sufficient quantity and quality of information to deliver relevant personalized advertisement through those additional marketing channels;

•	identify and establish acceptable business arrangements with publishers to access inventories in sufficient quality and quantity for these new marketing channels; and

•	hire and retain key personnel with relevant technology and product expertise to lead the integration of additional marketing channels onto our platform.

If we are unable to successfully adapt our solution to additional marketing channels and effectively market such solutions to our existing and prospective clients, or if were unable to maintain our pay-for-performance model in these additional marketing channels, we may not be able to achieve our growth or business objectives.

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

Although we also rely on copyright laws to protect the works of authorship, including software, created by us, we do not register the copyrights in any of our copyrightable works. U.S. copyrights must be registered before the copyright owner may bring an infringement suit in the United States. Furthermore, if a U.S. copyright is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorney’s fees in any U.S. enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered U.S. copyrights is infringed by a third-party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

We hold two patents issued by the U.S. Patent and Trademark Office and one patent issued by the French Patent Office, and have filed six non-provisional U.S. patent applications, three European applications and one Japanese application. We have also registered numerous domain names and are also pursuing the registration of trademarks and service marks in the United States and in certain locations outside the United States. Effective trademark, domain name and patent protection are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. Any of our patents, trademarks or other intellectual property rights may not provide sufficient protection for our business as currently conducted or may be challenged by others or invalidated through administrative process or litigation. In addition, in the event that our trademarks are successfully challenged, we could be forced to rebrand our solution, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing our new brand.

Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. While we have three patents, our existing patents and any patents issued in the future may not provide us with competitive advantages, may be successfully challenged, invalidated or circumvented by third parties, may give rise to ownership claims or to claims for the payment of additional remuneration of fair price by the persons having participated in the creation of the inventions and may not be of sufficient scope or strength to provide us with any meaningful protection. Further, as we continue to expand our business geographically, it may become desirable for us to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time consuming. Once we file a patent application in one country, we have a limited period of time to file it in all other countries in which we want to have patent protection over a certain invention. If we fail to file in those countries we will be precluded from having patent protection for that invention in those other countries. Without patent protection, others will be free to practice that invention in those other countries. Even if we obtain patent protection, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

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

We must be able to ensure that our clients’ advertisements are not placed in publisher content that is unlawful or inappropriate. With respect to the purchase of opt-in e-mail addresses, we must ensure that the databases we partner with are reputable, keep updated e-mail address lists, honor users’ election to opt-out and obtain required and specific consent from users to receive third-party promotional e-mails. If we fail to ensure that our clients’ advertisements are not placed in unlawful or inappropriate content or we fail to source opt-in e-mail addresses from reputable partners that comply with consent requirements, our reputation and business may suffer. In particular, we could be treated as a spammer and blocked by internet service providers or regulators. In addition, if we place advertisements in content that is not permitted under the terms of the applicable agreements with a client, we may be unable to charge the client for clicks generated on those sites, the client may terminate their campaign or the client may require us to indemnify them for any resulting third party claims. Further, our publishers rely upon us not to place advertisements on their websites that are unlawful or inappropriate. If we are unable to ensure that the quality of our advertiser and publisher content does not decline as the number of advertiser clients and publishers we work with continues to grow, our reputation and business may suffer and we may not be able to retain or secure additional clients or publisher relationships.

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

In addition to the optimal performance of the Criteo Engine, our business relies on the continued and uninterrupted performance of our software and hardware infrastructures. We currently place over two billion advertisements per day and each of those advertisements can be placed in under 150 milliseconds. Sustained or repeated system failures of our software and hardware infrastructures, which interrupt our ability to deliver advertisements quickly and accurately, our ability to serve and track advertisements and our ability to process consumers’ responses to those advertisements, could significantly reduce the attractiveness of our solution to advertiser clients and publishers, reduce our revenue and impair our reputation.

In addition, while we seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments, we may need to increase data center hosting capacity, bandwidth, storage, power or other elements of our system architecture and our infrastructure as our client base continues to grow, and our existing systems may not be able to scale up in a manner satisfactory to our existing or prospective clients. Our failure to continuously upgrade or increase the reliability and redundancy of our infrastructure to meet the demands of a growing base of global advertiser clients and publishers could adversely affect the functioning and performance of our solution and could in turn affect our results of operations.

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

For example, the number of clients from which we collect revenue has increased from under 350 located in eight countries as of January 1, 2010 to over 7,000, located in over 69 countries, as of December 31, 2014. While our client count has increased over time, this metric can also fluctuate from quarter to quarter due to the seasonal trends in advertising spend of our clients and timing and amount of revenue contribution from new clients. Therefore, there is not necessarily a direct correlation between a change in clients in a particular period and an increase or decrease in our revenue. Part of the challenge that we expect to face in the course of our continued expansion is to maintain a high level of service and advertiser and publisher satisfaction. To the extent our advertiser and publisher base grows, we will need to expand our account management and other personnel, in order to continue to provide personalized account management and services. We will therefore require significant expenses and capital expenditures and the allocation of valuable management resources to maintain the quality of our client service that has been central to our growth so far, especially as we continue to seek to attract larger advertiser clients and publishers. If we fail to manage our anticipated growth in a manner that preserves our attention to our clients, our brand and reputation may suffer which would in turn impair our ability to attract and retain advertiser clients and publishers.

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

We plan to continue to substantially increase our investment in research and development, product development and sales and marketing, as we seek to continue to expand into new marketing channels (e.g. mobile applications and mobile), geographically and to new industry verticals to capitalize on what we see as a growing global opportunity for our solution. We also expect that our general and administrative expense will increase both to support our growing operations and due to the increased costs of operating as a public company. For the foregoing reasons or other reasons we may not anticipate, historical patterns should not be considered indicative of our future quarterly results of operations.

Other factors that may affect our quarterly results of operations include the following:

•	the nature of our clients’ products or services;

•	demand for our solution and the size, scope and timing of advertising campaigns;

•	the lack of long-term agreements with our advertiser clients and publishers;

•	advertiser and publisher renewal rates;

•	market acceptance of our solution and future products and services in current industry verticals and in new industry verticals;

•	market acceptance of our solution and future products and services in new geographic markets;

•	the timing of large expenditures related to expansion into new geographic markets and/or new industry verticals;

•	the timing of adding support for new devices, platforms and operating systems;

•	the amount of inventory purchased through direct relationships with publishers versus internet advertising exchanges or networks;

•	our clients’ budgeting cycles;

•	our ability to timely collect amounts owed to us by our clients;

•	changes in the competitive dynamics of our industry, including consolidation among competitors;

•	the response of consumers to our clients’ advertisements and to online marketing in general;

•	our ability to control costs, including our operating expenses;

•	network outages, errors in our solution or security breaches and any associated expense and collateral effects;

•	foreign currency exchange rate fluctuations, as some of our foreign sales and costs are denominated in their local currencies;

•	failure to successfully manage any acquisitions; and

•	general economic and political conditions in our domestic and international markets.

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

General worldwide economic conditions have experienced significant instability in recent years, especially in the European Union where we generated 63.5%, 53.5% and 49.2% of our revenue for 2012, 2013 and 2014, respectively. These conditions make it difficult for our clients and us to accurately forecast and plan future business activities, and could cause our clients to reduce or delay their advertising spend with us. Historically, economic downturns have resulted in overall reductions in advertising spending. We cannot predict the timing, strength or duration of any economic slowdown or recovery. In downturns our revenue can be adversely affected as businesses may curtail spending on advertising in general and on a solution such as ours. Any macroeconomic deterioration in the future, especially further deterioration in the European Union, could impair our revenue and results of operations. In addition, even if the overall economy improves, we cannot assure you that the market for internet display advertising solutions and the market for performance internet display advertising will experience growth or that we will experience growth. Furthermore, we generally sell through insertion orders with our clients. These insertion orders generally do not include long-term obligations and are cancelable upon short notice and without penalty. Any reduction in advertising spending could limit our ability to grow our business and negatively affect our results of operations.

We derive a significant portion of our revenue from e-commerce businesses, especially in the retail, travel and classified industries, and downturn in these industries or any changes in regulations affecting these industries could harm our business.

A significant portion of our revenue is derived from e-commerce businesses in the retail, travel and classifieds industries. For example, in 2012, 2013 and 2014, 66.0%, 62.4% and 66.3%, respectively, of our revenue was derived from advertisements placed for retail e-commerce businesses. While we expect to grow our advertiser base in additional industries, such as automotive, telecommunications, consumer goods and finance, any downturn in any of our core industries, or other industries we may target in the future, may cause our clients to reduce their spending with us, delay or cancel their advertising campaigns with us.

Furthermore, our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws by federal, state and foreign governmental or regulatory agencies which would impose taxes on goods and services provided over the internet. To the extent such taxes discourage the use of the internet as a means of commercial marketing or reduce the amount of products and services offered through e-commerce websites, online advertising spending may decline and the use or attractiveness of our solution by our clients or potential clients may be adversely affected.

Interruptions or delays in services provided by third-party providers that we rely upon could impair the performance of our solution and harm our business.

We currently lease space from third-party data center hosting facilities for our servers located in California, New York, France, Japan, Hong Kong and The Netherlands. All of our data gathering and analytics are conducted on, and the advertisements we deliver are processed through, our servers located in these facilities. We also rely on bandwidth providers and internet service providers to deliver advertisements. Any damage to, or failure of, the systems or facilities of our third-party providers could adversely impact our ability to deliver our solution to clients. If, for any reason, our arrangement with one or more data centers is terminated, we could experience additional expense in arranging for new facilities and support.

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

During 2012, 2013 and 2014, revenue generated outside of France was 81.9%, 86.5% and 88.3% of our revenue, respectively, based on the location of where the respective advertising campaign was delivered. Our primary research and development operations are located in France and the United States. In addition, we currently have international offices outside of France and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives involve a variety of risks, including:

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

We incur portions of our expenses and derive revenues in currencies other than the euro. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Foreign exchange risk exposure also arises from intra-company transactions and financing with subsidiaries that have a functional currency different than the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. Before December 2013, we did not engage in hedging transactions to protect Criteo’s sales, expenses and other balance sheet items from the impact of uncertainty in future exchange rates between particular foreign currencies and the euro. While we are now engaging in hedging transactions to minimize the impact of uncertainty in future exchange rates on intra-company transactions and financing, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks, including the possibility of a default by the counterparty to the hedge transaction. There can be no assurance that we will be successful in managing our foreign currency exchange rate risk. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

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

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €2.4 million, €1.9 million and €3.8 million for 2012, 2013 and 2014, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows.

For example, in 2011, we underwent a tax inspection by the French tax authorities covering fiscal years 2008 and 2009, which resulted in a reassessment of €0.5 million for the two years. Further, we had another inspection related to fiscal years 2010 and 2011 with the French tax authorities, which resulted in a non-significant reassessment of less than €50,000 for the two years. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Transfer pricing rules may adversely affect our corporate income tax expense.

Many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge whether our related party transfer pricing policies are at arm’s length and, as a consequence, the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and future cash flows.

Risks Related to Ownership of Our Shares and the ADSs and the Trading of the ADSs

The market price for the ADSs may be volatile or may decline regardless of our operating performance.

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. The trading price of the ADSs depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. Since the ADSs were sold at our initial public offering in November 2013 at a price of $31.00 per share, the price per ADS has ranged as low as $25.16 and as high as $60.95 through March 19, 2015. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Share ownership remains concentrated in the hands of our principal shareholders and management, who continue to be able to exercise a direct or indirect influence on us.

As of January 31, 2015, our executive officers, directors, current five percent or greater shareholders and affiliated entities together beneficially owned approximately 40% of our ordinary shares outstanding. As a result, these shareholders, acting together, may have influence over matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

If securities or industry analysts cease publishing research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

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

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

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

While we anticipate that our existing cash and cash equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our marketing and sales and research and development efforts, increase working capital, take advantage of acquisition or other opportunities, or adequately respond to competitive pressures which could seriously harm our business and results of operations. If we incur debt, the debt holders would have rights senior to shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ordinary shares. In addition, pursuant to the terms of our credit facilities, our ability to use such facilities for capital expenditures and information technology-related expenses may be restricted. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

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

As of January 31, 2015, we had 61,009,571 outstanding ordinary shares, which are all eligible for sale in the public market, subject to applicable securities restrictions. As of January 31, 2015, approximately 10% of our outstanding ordinary shares are held by directors and executive officers and continue to be subject to resale limitations under Rule 144 under the Securities Act.

In addition, as of January 31, 2015, option and warrants to purchase an aggregate of 2,586,488 ordinary shares issued under our equity incentive plans were exercisable, subject to compliance with Rule 144 under the Securities Act in the case of our affiliates.

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

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	our ordinary shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings;

•	the provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a stock exchange of the European Union and will therefore not be applicable to us;

•	a merger (i.e., in a French law context, a stock-for-stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

•	pursuant to French law, the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to submit a report by management to the audit committee and external auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely impacted, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly if we cease to be a foreign private issuer at some point in the future. The Exchange Act requires that, as a public company, we file annual, quarterly and current reports with respect to our business, financial condition and result of operations. However, while we expect to continue to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to establish and maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Although we already hired additional employees to comply with these requirements in connection with our initial public offering, we may need to hire more employees in the future or engage outside consultants, which will increase our cost and expense.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to its corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nomination and corporate governance committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to continue to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2015.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of January 31, 2015, based on the information available to us, approximately 67% of our outstanding ordinary shares were held in the United States.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, which will involve significant time and cost. This migration from IFRS to U.S. GAAP would require us to present our financial information in U.S. dollars instead of euros as well, which would involve a significant change in the way our financial information is prepared and presented. Additionally, this migration from IFRS to U.S. GAAP may involve revisions to our accounting for and presentation of historical transactions which may adversely affect our reported financial results or the way we conduct our business. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management.

Two of our directors and certain members of senior management, and those of certain of our subsidiaries, are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

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

Criteo S.A. was incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on November 3, 2005, for a period of 99 years and subsequently converted to a société anonyome, or S.A. We are registered at the Paris Commerce and Companies Register under the number 484 786 249. Our principal executive offices are located at 32 Rue Blanche, 75009 Paris, France, and our telephone number is + 33 1 40 40 22 90. Our agent for service of process in the United States is National Registered Agents, Inc. We also maintain a web site at www.criteo.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this Annual Report on Form 20-F.

We began selling our solution in France in 2007 and expanded our business into other countries in Western Europe. In 2009, we expanded our business into North America. As part of our geographic expansion goals, we initially entered the Asia-Pacific region in late 2010. As a result of our significant international operations, our revenue from outside of our home country France, accounted for 88.3% of our revenue for the year ended December 31, 2014.

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

As part of our strategy to build upon our market and technology leadership, in July 2013, we acquired all of the shares of Ad-X Limited, or Ad-X, a mobile analytics and attribution technology company. In February 2014, we acquired all of the equity of Tedemis S.A., or Tedemis, a leading provider of real-time personalized e-mail marketing solutions to help advertisers turn web visitors into customers. In April 2014, we completed the acquisition of AdQuantic SAS, or AdQuantic, a bidding technology company headquartered in Paris. Through the acquisition of AdQuantic, we added a team of seven experts in bidding technology, reinforcing our focus on research & development. In February 2015, we acquired DataPop, Inc., or DataPop, a Los Angeles-based company specializing in connecting the products in a retailer’s catalog to actual user shopping intent.

Our actual capital expenditures for the years ended December 31, 2012, 2013 and 2014 amounted to €13.6 million, €22.0 million and €35.4 million respectively. These investments in property and equipment primarily consisted of the acquisition of servers and other data center equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditure in 2015 to be financed from the cash flows from operating activities and proceeds of our initial public offering. We will continue investing in data centers and servers equipment in the Asia-Pacific region to support the launch of our activities in China and Singapore, but we will also pursue our investment in the United States and the EMEA region to sustain our growth in these regions.

B.	Business Overview.

Overview

We are a global technology company specializing in digital performance marketing. We leverage large volumes of granular data to efficiently and effectively engage and convert customers on behalf of our advertiser clients. We use our proprietary predictive software algorithms coupled with deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized digital performance advertisements on all devices in real time.

We partner with our clients to track activity on their digital properties, which we define as websites and/or mobile applications, and optimize our advertisement placement decisions based on that activity and other data. Demonstrating the depth and scale of our data, we observed over $430 billion in sales transactions on our clients’ digital properties in the year ended December 31, 2014, whether or not a consumer saw or clicked on a Criteo advertisement. Based on this data and our other data assets, we delivered targeted advertisements that generated approximately 3.3 billion clicks over the same period. Based on these clicks, our clients generated over $16.5 billion in post-click sales in 2014. A post-click sale is defined as a purchase made by a user from one of our client’s digital properties during the 30 day period following a click by that user on an advertisement we delivered for that client. We believe post-click sales is a key performance indicator that our clients use to measure the effectiveness of our solution in driving sales and the return on their marketing spend with us. As of December 31, 2014, we had over 7,000 clients and in each of the last three years our client retention rate was over 90%.

Our solution is comprised of the Criteo Engine, our data assets, access to inventory, and our advertiser and publisher platforms. The Criteo Engine has been developed over the past nine years and consists of multiple machine learning algorithms—in particular, prediction and recommendation algorithms—and the proprietary global hardware and software infrastructure that enables our solution to operate in real time and at significant scale. The accuracy of the prediction and recommendation algorithms improves with every advertisement we deliver, as they incorporate new data, while continuing to learn from previous data.

We deliver our solution through different marketing channels, which we define as specific advertisement mediums to engage with a user or a consumer, and for which we purchase inventory through a specific source. Today, our marketing channels include: display advertising banners delivered on web browsers, display advertising banners delivered on social platforms, display advertising banners delivered in mobile applications and marketing e-mail messages delivered to opt-in e-mail addresses. We deliver display advertising banners in various formats, including standard banner formats, as set by the International Advertising Bureau or IAB, as well as native banner formats, which are specific to an individual publisher, either a traditional digital publisher or a social media platform.

Our solution includes the integration of our advertiser clients’ website or mobile application, a unified dashboard to manage campaigns, the tracking of users, the real-time buying of impressions on publisher partners’ websites or mobile applications, the real-time creation of customized advertisements for each specific client and its prospective end customer, the serving and delivery of the advertisements and the provision of analytics to clients. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors for our clients, delivering efficiencies even as clients’ campaigns grow in size and complexity. Our solution is available as a unique offering and cannot be broken down into separate products or services that our clients could purchase on an individual basis from us.

Every day we are presented with billions of opportunities to connect individuals that are browsing the internet or using mobile applications, whom we refer to as consumers or users, with relevant marketing messages from our clients. For each of these opportunities, our algorithms will have analyzed massive volumes of data to observe and predict user intent and deliver specific messaging and products that are likely to engage that particular user and result in a sale for our client. To deliver an advertisement with the right product to the right user, the Criteo Engine dynamically creates a customized advertisement for that user and ultimately determines the right price to pay for the internet impression where an advertisement can be served, which we refer to as an advertising impression. The Criteo Engine then buys the advertising impression and seamlessly delivers the advertisement. This entire process can be executed in under 150 milliseconds and resulted in the delivery of over 23,500 advertisements per second on average in 2014, which represents the scale and capacity of our solution.

Access to high quality data assets fuels the accuracy of our algorithms. These data assets include our clients’ sensitive and proprietary data, such as transaction activity on their websites; publisher-specific data, such as the performance of advertisements we previously delivered on a particular publisher’s website; as well as internally developed data that includes vast and proprietary knowledge we have extracted from having delivered and measured responses to over 1,700 billion advertising impressions. We obtain large volumes of expressed consumer purchase intent, browsing behavior and transaction data through integration with substantially all of our clients, which enables us to track users’ interactions with our clients’ websites at an individual product level. This deep access to highly granular information from our clients demonstrates the trust that our clients place in us. For example, for most of our clients, we typically have real-time access to the products or services a customer has viewed, researched or bought from them and we continuously receive updated information on approximately 700 million individual products or services, including pricing, images and descriptions. Our proprietary knowledge in extracting value from this data is the result of over nine years of extensive algorithmic-driven analysis, the ongoing refinement of this analysis and delivery of targeted advertisements. The combination of these data sets gives us powerful and actionable insights into consumer purchasing habits that we use to create the most relevant advertisements to drive user engagement and ultimately sales for our clients.

We benefit from broad access to inventory through our direct relationships with over 9,000 publisher partners, as well as a leading presence on real-time-bidding display advertising exchanges. We define inventory as the combination of display advertising impressions as well as opt-in e-mail addresses. Many of our direct publisher partners have granted us preferred access to portions of their inventory as a result of our ability to effectively monetize that inventory. This preferred access means we are able to select and buy inventory on an impression by impression basis in real time that a publisher might otherwise only sell subject to minimum volume commitments. In addition, this preferred access means that we are able to buy inventory in some instances before a publisher makes that inventory available to others.

Across both our direct publisher relationships and inventory purchasing done on advertising exchanges, we leverage the Criteo Engine’s ability to quickly and accurately value available advertising inventory as it becomes available to us, and utilize that information to bid for inventory on a programmatic, automated basis. Our ability to efficiently access and value inventory has enabled us to build a highly liquid marketplace for internet display advertising inventory, as well as opt-in e-mail inventory, which in turn allows us to quickly find potential customers for our clients, before a potential customer’s purchase intent has diminished and to deliver effective advertisements to these users at the right price. We encourage publishers to provide us with access to their inventory by offering a technology platform through which they can tap into marketing budgets and manage their inventory.

We also offer our clients an integrated technology platform called the Criteo Performance Optimization Platform, or CPOP, that enables comprehensive digital performance marketing campaign management, including a unified and easy-to-use dashboard and a suite of software and services that gives clients visibility on key campaign metrics. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors, delivering efficiencies even as campaigns grow in size and complexity.

The accuracy and efficiency of the Criteo Engine enables us to charge our clients only when users engage with an advertisement we deliver, usually by clicking on it. In contrast, traditional display solutions typically charge clients when an advertisement is displayed, whether or not the advertisement is seen or clicked on by a user. We believe our pay-for-performance pricing model provides a clear link between the cost of a marketing campaign and its effectiveness in driving sales and is valued as such by our clients. Our revenue retention rate was 155%, 135% and 147% for the years ended December 31, 2012, 2013 and 2014, respectively. We define our revenue retention rate with respect to a given twelve-month period as (i) revenue recognized during such period from clients that contributed to revenue recognized in the prior twelve-month period divided by (ii) total revenue recognized in such prior twelve-month period.

As clients have embraced our solution, we have achieved significant growth since our inception and established a global footprint, including a significant presence in Europe, the United States, and Asia, where we have a strategic relationship with Yahoo! Japan, which gives us privileged access to its advertising inventory for delivering personalized display advertisements. As of December 31, 2014, we had more than 7,000 clients that used our solution in order to acquire, engage, convert and retain their customers. These include some of the largest and most sophisticated e-commerce companies in the world, including 3 Suisses, BonPrix, CDiscount, CROCS, Expedia, Ford, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, IKEA, ING, L’Oréal Paris, La Redoute, Lenovo, Lotte, Macy’s, MakeMyTrip, NetShoes, Nissen, Orange, Qatar Airways, Rakuten, Recruit, Samsung, Sarenza, Sephora, Staples, Tiger Direct, Travelocity, Voyages SNCF and Zalando.

Our financial results include:

•	revenue increased from €271.9 million for 2012 to €444.0 million for 2013 and €745.1 million for 2014;

•	revenue excluding traffic acquisition costs, which we refer to as revenue ex-TAC, which is a non-IFRS financial measure, increased from €114.1 million in 2012 to €179.0 million in 2013 and €303.7 million in 2014;

•	net income was €0.8 million in 2012, €1.4 million in 2013 and €35.4 million in 2014; and

•	Adjusted EBITDA, which is a non-IFRS financial measure, increased from €17.4 million in 2012 to €31.3 million in 2013 and €79.4 million in 2014.

Please see footnotes 3 and 5 to the Other Financial and Operating Data table in “Item 3.A—Selected Financial Data” of this Annual Report on Form 20-F for a reconciliation of revenue ex-TAC to revenue and Adjusted EBITDA to net income, the most directly comparable financial measures calculated and presented in accordance with IFRS.

Acquisitions

In February 2015, we acquired DataPop , a Los Angeles-based company specializing in connecting the products in a retailer’s catalog to actual user shopping intent.

In April 2014, we completed the acquisition of AdQuantic, a bidding technology company headquartered in Paris. Through the acquisition of AdQuantic, we added a team of seven experts in bidding technology, reinforcing our focus on research and development.

In February 2014, we acquired Tedemis, a leading provider of real- time personalized e-mail marketing solutions that help advertisers turn web visitors into customers. The addition of Tedemis enabled us to extend our digital performance marketing solution to a new marketing channel. Please refer to Note 1 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Industry Background

The ability to market to and acquire customers is a critical driver of success for businesses, especially for businesses operating in the e-commerce sector, often representing a very significant portion of their cost base. Business to consumer retail e-commerce was approximately a $1.3 trillion industry globally in 2014, growing at 19.5% per year from 2013 to 2017, according to eMarketer. Penetration of smartphones and tablets has also driven rapid growth of mobile commerce, which represented $61 billion globally in 2012, and is expected to grow at a 53.3% compound annual growth rate, or CAGR, between 2012 and 2017 according to Goldman Sachs. The internet and mobile devices are becoming increasingly important mediums for businesses to generate customer engagement and leads that ultimately result in sales, both online and offline. However, these mediums are also complex and fragmented, making it difficult and costly to engage and convert customers. Illustrating the difficulty of converting customers, 88% of online shoppers surveyed in 2013 by comScore indicated they had from time to time placed items in a shopping cart and left a site without making a purchase. It is therefore important for businesses to develop and execute marketing campaigns across all screens (desktop, laptops, smartphones and tablets) efficiently and effectively harnessing consumer intent, big data, technology, measurability, and the ability to target, at scale. According to ZenithOptimedia, marketers spent $122.1 billion on internet advertising in 2014, with this spend expected to grow at a CAGR of 15.5% through 2017.

There are two primary channels for customer engagement and conversion online – search and display. Search marketing, which mainly consists in placing text-based advertisements alongside user query results, represented 43.1% of internet advertising spend in 2014 and is expected to grow at a 12.6% CAGR from 2013 to 2017, according to ZenithOptimedia. Historically, search has been effective at capturing consumer intent and quickly delivering highly targeted advertisements based on query keywords, showing clearly measurable results through simple, pay-for-results pricing, and creating an automated and efficient marketplace for advertising inventory. These factors have made search an ideal “performance” medium enabling businesses to efficiently engage with potential customers and convert them into buyers. The consolidated nature of the search advertising marketplace has played a key role in enabling these benefits. In most geographies globally, there exists a single leading search advertising provider, who has advantages in creating a single, efficient marketplace for advertising inventory, and in aggregating data on user intent that can improve performance of advertising campaigns.

Internet display advertising involves placing images, video or advertisements that incorporate animation, sound and/or interactivity, which we refer to as rich media content, alongside website and mobile application content. According to ZenithOptimedia, display advertising accounted for 46.3% of the total internet advertising market in 2014, with a global market totaling approximately $56.5 billion in 2014. It is projected to grow at a 18.0% CAGR from 2014 to 2017. The display market is highly fragmented as compared to search and is growing at a rate faster than search, due in part to the rapid rise of social and mobile internet usage, as well as the continued proliferation of content across the internet, including on social media platforms. Through internet display advertising, businesses can deliver impactful advertisements integrating imagery, sound, motion and interactivity with the user. These attributes have led display advertising to be well suited to broad marketing objectives, including generating awareness and favorability for brands as opposed to the intent-driven performance objectives of search. Currently, internet display advertising faces a number of important challenges as an efficient and effective intent-driven medium for customer engagement and conversion, including:

Difficult to Deliver Targeted, Relevant Ads. Businesses strive for targeted, relevant advertisements to minimize wasted spend and maximize their chances of generating engagement, and ultimately a sale. Relevant advertisements are ones that target a specific audience with a message that matches that audience’s purchase intent or interest and that are delivered at the right moment. Achieving relevance, however, is particularly difficult because users are scattered across a multitude of online destinations and devices, and consumer purchase intent and interest can be hard to determine or change rapidly. Against this backdrop, traditional internet display advertising solutions have incorporated very limited audience targeting capabilities, and even more limited personalization. In addition, these solutions have generally not been effective in utilizing consumer intent as a signal for the delivery of advertisements. As a result, targeting and messaging have mainly been done at the contextual level, enabling the placement of generic advertisements alongside certain types of content (e.g., non- personalized automotive advertisements on sites related to cars), without incorporating purchase intent or interests. These traditional campaigns often lack relevance, and result in poor engagement.

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

Pricing Disconnected from Performance. Internet display advertising inventory has historically been sold on a cost per impression, or CPM, basis, meaning that a business is charged each time an advertisement is displayed, whether or not a user interacted with, viewed, or made a purchase based on, the advertisement. This makes it difficult for businesses to determine the true cost of an advertising campaign and evaluate the relationship of that cost to the effectiveness of the campaign in driving engagement and sales. There are a few different pricing models generally available in the internet advertising market, including the traditional CPM priced model, as well as cost per click, or CPC, priced model, where an advertiser is charged when a user clicks on the advertisement, cost per action, or CPA, priced model, where an advertiser is charged when a user takes a specific action which may be completing a form or making a purchase, and hybrid pricing models, which reflect a combination of one or more of these models. While the search segment of the internet advertising market is generally priced on a CPC model, we believe the internet display advertisement segment of the internet advertising market is generally priced on a CPM basis.

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

Programmatic Buying. Technologies for more automated and efficient buying and selling of display advertising are gaining traction with both advertisers and publishers. Programmatic buying from real-time, automated buying platforms and bidding exchanges, as well as through direct relationships with publishers, provide advertisers with dynamic, targeted and efficient ways to access the right inventory, and help publishers to maximize the value of their advertising inventory. These technologies have been gaining significant traction and growth is accelerating. Worldwide spending in programmatic display advertising is expected to grow from $16.6 billion in 2014 to $32.6 billion in 2017 according to MAGNA GLOBAL, representing a CAGR of 28.4%.

Benefits of Our Solution

We believe our solution is transforming the way that our clients use digital performance marketing to drive sales, by making digital performance marketing, and in particular internet display advertising, a more efficient and effective medium for engaging and converting their potential customers. Key benefits of our solution include:

Highly Relevant, Targeted Ads. We are able to deliver highly relevant, targeted and personalized advertisement through the right marketing channel on all devices, which includes desktops, laptops, smartphones and tablets. Based on observed or predicted user intent, we use the Criteo Engine to create a targeted and personalized internet display advertisement that addresses a user’s expressed intent while that intent likely remains strong. We also use the Criteo Engine to predict a user’s other likely interests and deliver a targeted and personalized internet display advertisement that matches those potential interests. This relevance is facilitated by data and access to inventory. We have direct relationships with our advertiser clients and publishers, through which we have extensive and valuable data assets. In addition, we have access to the leading real-time bidding, or

RTB, exchanges and advertisement networks, as well as direct relationships with over 9,000 publishers, many of whom have granted us preferred access to portions of their inventory. This breadth and preferred access enable us to quickly find the right users on behalf of our clients before a user’s interest or purchase intent has changed, and to deliver our personalized advertisements. By dynamically matching what we believe to be a user’s intent or interest with a personalized advertisement, we are able to deliver more relevant and engaging advertisements to users, which are therefore more likely to lead to sales.

Compelling Performance at Scale. As a result of the Criteo Engine and our broad access to inventory through our direct relationships with over 9,000 publisher partners and integration with the leading advertising exchanges and networks, we are able to deliver compelling and consistent performance for our clients even as the size and complexity of their marketing campaigns grow. Therefore, we believe that we have an industry-leading capability to deliver digital performance marketing within a given client’s campaign parameters and in doing so can more effectively help our clients reach their customers and drive sales.

Performance Driven Business Model. We get paid only when a user engages with our advertisements, usually by clicking on them. This model is well proven in search marketing, and our clients value pay-for- performance pricing for providing a clear link between the cost of marketing campaign and its effectiveness in driving sales. In addition, as our algorithms, data, and technologies become ever more sophisticated over time, we increasingly are optimizing our solution not just to maximize clicks at a target cost per click, but to maximize post-click purchases at a target cost of sales. This has led most of our clients to set their budgets with us whereby their total spend with us is effectively constrained only by our ability to find enough relevant opportunities for them that achieve their specific return objectives. For example, during the fourth quarter of 2014, over 75% of our revenue ex-TAC was derived from clients whose budgets were either uncapped or so large that the budget constraint did not restrict purchases of advertisements by us.

Complementary Performance-Based Marketing Channels. We deliver our solution through complementary marketing channels: display advertising banners delivered on web browsers, display advertising banners delivered on social platforms, display advertising banners delivered in mobile applications and marketing e-mail messages delivered to opt-in e-mail addresses. Our marketer clients have the choice to maximize the reach and engagement of their customers through a combination of our marketing channels, while always using a single, integrated solution, optimizing their marketing spend and only paying for performance.

Commitment to Privacy. We are committed to and are proactive about consumer privacy. In 2009, we became one of the first companies to broadly include a link in the advertisements we deliver, which gives access to clear, detailed, and user-friendly information about personalized advertisements and the data practices associated with the advertisements they receive. In addition, we provide consumers with an easy-to-use and easy-to-access mechanism to opt-out of receiving targeted advertisements we deliver or being tracked by us either for all campaigns or for a specific client. We believe that this consumer-centric approach to privacy empowers consumers to make better-informed decisions about our use of their data. We also actively encourage our advertiser clients and publishers to provide information to consumers about our collection and use of data relating to advertisements we deliver and track.

Highly Efficient Campaigns at Scale. Our solution provides clients with a unified dashboard to drive the efficiency of their performance marketing. Our platform automates most of the processes associated with executing a performance marketing campaign, such as creative assembly, real-time buying of inventory and campaign optimization, and billing. Using our platform, our clients are able to drive sales based on their specific cost of sales or return on investment objectives in large volumes with real-time control over the prices they pay. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple providers involved in performance marketing campaign management. Further, we are able to continue to deliver these efficiencies even as marketing campaigns scale and become more complex.

Our Competitive Strengths

We believe we have established a strong leadership position in the global digital performance advertising market, built upon a number of differentiating strengths that enable our clients to engage customers and drive sales in a cost-effective way, regardless of campaign budget or complexity. We believe that the following competitive strengths will enable us to capture increasingly greater digital performance marketing budgets.

Powerful and Scalable Technology. Our solution is the result of over nine years of focused research and development and investment. It is supported by a flexible and scalable infrastructure, built in-house with six data centers on three continents. Our team of 477 product and engineering professionals is dedicated to developing and enhancing our platform. This platform operates at significant scale and is powered by machine learning algorithms whose accuracy and performance improve with each new piece of information about a user and the billions of advertising impressions we analyze daily.

Deep Data-Driven Understanding of Consumer Intent and Behavior. For our machine-learning algorithms to function optimally, breadth, quality and granularity of data are critical. We have access to two types of differentiating high quality data: (1) valuable consumer purchase behavior data, including products that a consumer has recently looked at or purchased; and (2) our own operating data and insights, which we have accumulated through our experience in delivering over 1.7 trillion internet display advertisements. Substantially all our clients grant us access to detailed consumer purchase behavior data through integration with their websites and/or mobile applications. We only use the purchase intent data from each of our clients for the benefit of that specific client’s marketing campaigns and do not sell or otherwise share this data with other clients or third parties. The power of our solution compels our clients to share this valuable data with us, which they would otherwise not typically share. Our own operating data includes insights from user responses to each individual advertisement that we serve, which we use to continually improve our performance. The scale and breadth of our data is constantly growing as users interact with our clients and as we deliver more advertising impressions. For example, in 2014, we analyzed over 5.7 trillion ad impressions and delivered over 740 billion advertisements.

Deep Liquidity of Demand and Supply. Over the course of multiple years, we have built an extensive network of relationships with our advertiser clients and publishers, creating a highly liquid marketplace for internet display advertising inventory, as well as for opt-in e-mail inventory. We channel demand for advertising inventory from over 7,000 clients on our advertiser platform, representing a broad range of businesses. On the supply side, we have direct relationships with over 9,000 publisher partners and are also integrated with the leading advertising exchanges and networks. A dedicated team of 130 professionals is focused on building and maintaining our direct relationships with publishers, many of whom have granted us preferred access to portions of their internet display advertising inventory. This deep and liquid marketplace has enabled us to increase our reach and access to a quality supply of advertising inventory, driving our ability to quickly match an advertisement to a user before purchase intent has diminished, wherever that user may be online.

High-Quality Client Base. As of December 31, 2014, we had more than 7,000 clients that used our solution in order to acquire, engage, convert and retain their customers. These include some of the largest and most sophisticated e-commerce companies in the world, including 3 Suisses, BonPrix, CDiscount, CROCS, Expedia, Ford, Gmarket, Gumtree.com, Hankyu Kotsusha, Hokende, Hotels.com, IKEA, ING, L’Oréal Paris, La Redoute, Lenovo, Lotte, Macy’s, MakeMyTrip, NetShoes, Nissen, Orange, Qatar Airways, Rakuten, Recruit, Samsung, Sarenza, Sephora, Staples, Tiger Direct, Travelocity, Voyages SNCF and Zalando.

Extensive Global Presence. We operate globally in 69 countries. In 2014, 44.4% of our revenue was derived from clients who conducted marketing campaigns with us in more than one national market. We have achieved this global presence by successfully replicating and scaling our business model in multiple different geographic markets. We efficiently conduct campaigns across multiple geographies by leveraging our global network of relationships. Large businesses are increasingly seeking comprehensive marketing solutions that are effective across geographic markets and we believe we are well positioned to serve them in nearly every market in which they seek to drive sales.

Data-Driven Virtuous Circle. Our solution provides significant benefits to advertisers, publishers and users, which we believe creates a virtuous circle that drives network effects. As we attract more marketing budgets and publisher inventory and deliver more advertisements, our data assets grow, enabling us to deliver even more precisely targeted and personalized advertisements and generate more sales for our clients. As our ability to generate sales improves, we believe more businesses will use our solution and increase their marketing spend with us. This, in turn, will enable us to increase advertising revenue for our publishers, further building our publisher network and enhancing our access to their advertising inventory. We expect this virtuous circle will continue to fuel our growth.

Our Growth Opportunities

Our goal is to offer our clients their preferred solution globally for digital performance marketing as we drive more sales for them through customer engagement and conversion. The core elements of our growth strategy include:

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

Broadening Selectively our Spectrum of Marketing Channels. We started delivering our solution in internet display in web browsers on the desktop. Since then, we have progressively expanded into internet display on social platforms, internet display on mobile applications and e-mail marketing. We intend to continue to expand selectively into additional marketing channels in order to help our clients optimize their performance marketing spend and generate more sales across a broader range of marketing channels, while always using a single solution and benefitting from our performance-based business model. We believe a broader platform delivering our digital performance marketing solution through complementary marketing channels will enhance our value proposition for existing and prospective clients.

Reach and Convert our Clients’ Customers Across Different Screens and Devices. Today, our solution is delivered on internet browsers, both on the desktop and mobile devices, as well as on applications within mobile devices. In the month of December 2014, 80% of our clients used our solution on multiple screens, including the desktop and mobile devices. We believe the growth in mobile commerce is a significant opportunity to continue to expand our solution on multiple screens, including mobile devices. In addition, at the end of 2014, we launched our cross-device matching solution, allowing us to match consumers’ shopping behavior in real-time and to deliver relevant user-centric marketing messages across different devices. With the dramatic increase in smartphone and tablet usage in an increasingly fragmented digital landscape, we believe it is more and more critical for marketers to engage and convert their customers as they complete their journey across multiple digital devices. We intend to leverage our significant reach with users worldwide to empower marketers to engage and convert their customers wherever they are through our cross-device matching solution, which, we believe, will enhance our value proposition for existing and prospective clients.

Expanding Our Presence in Core Markets and Penetrating New Markets. At the end of 2014, we operated globally in 69 countries. We believe significant opportunities remain for us to grow our business in geographic markets where we already operate, such as Europe, the United States and Japan. Additionally, we plan to leverage and grow our existing sales teams as we enter and expand operations in new geographic markets, such as the Asia-Pacific region, Eastern Europe, the Middle East and Latin America. We have a strong track record of entering new markets successfully and rapidly achieving commercial traction.

Continuing to Grow our Client Base. As of December 31, 2014, we had over 7,000 clients using our solution. We intend to continue growing our client base, both in the large client and the midmarket segments.

During 2014, we invested significantly to capture the midmarket opportunity and intend to continue investing in this promising market segment. For a definition of the midmarket segment, please refer to the section entitled “Our Clients” in the “Business Overview”.

Our Solution

Our technology solution delivers digital performance marketing. We enable our clients to generate sales by efficiently and effectively engaging and converting customers. Our solution is comprised of the Criteo Engine, data assets, our advertiser and publisher platforms and access to inventory.

How It Works

When we sign a new client, we require the client to place software code on their digital property to enable us to gather and import data regarding consumer behavior on that digital property, such as which products or services each visitor to the digital property has viewed. Using our prediction algorithms and the data collected, we build models to help us predict the potential likelihood a user will engage with the advertisements we display, typically by clicking, and will convert and buy the products or services contained in the advertisement. Using our recommendation algorithms, we also build models to identify other products or services of our clients that our algorithms indicate the user could be interested in.

Each day, we are presented with billions of opportunities to deliver an advertisement to users when advertising impressions become available to us. For each impression that becomes available to us, we have real-time software and hardware systems that apply our models to recommend specific products or services most likely to result in a purchase by the user and to predict the likelihood of that user engaging with an advertisement and purchasing the products or services contained in such advertisement. This calculation is done for each of our clients whose digital property the user has previously visited, taking into account specific products or services viewed. Based on the recommendations and predicted likelihood of engagement and conversion into a purchase, the Criteo Engine is designed to determine the most appropriate advertisement to show to the user, dynamically creates a custom advertisement and determines what price to pay for the advertising impression. If we are able to acquire the advertising impression for less than this price, we display the advertisement. This entire process can be executed in under 150 milliseconds and resulted in the delivery of over 23,500 advertisements per second on average in 2014, which represents the scale and capacity of our solution. However, the rate of the process and the number of advertisements delivered can vary on a second-by-second and day-to-day basis based on a number of potential factors, such as client demand, time of day and season. The results of the campaign, such as whether the user clicked on the advertisement or made a purchase, are fed back into the Criteo Engine each time we display an advertisement in order to improve the accuracy of its predictions and recommendations.

Criteo Engine

The Criteo Engine leverages the vast and high-quality data assets developed through our extensive relationships with thousands of clients, brands and publishers, as well as our significant operational history to deliver the right advertisement to the right user at the right time.

The core of our solution involves solving highly complex problems in a dynamic environment. This involves:

•	determining a user’s engagement with display advertisements, which is a relatively rare event that requires a large sample size of relevant data to accurately predict;

•	obtaining a large sample size of relevant data, which is difficult, in particular where the most relevant data points are also the most sparse—for example, very recent data on specific product interest; and

•	building powerful, scalable and flexible systems that operate both accurately and quickly, between the time a user navigates to a page and an advertisement is delivered.

We solve this complex problem on a very large scale through:

•	analyzing 230 terabytes of data daily (representing 2 petabytes of raw uncompressed data);

•	serving over 2.0 billion impressions per day;

•	running hundreds of A/B tests and ad-hoc data mining requests each year;

•	refreshing the data pushed to the Criteo Engine on an hourly basis; and

•	refreshing the prediction models used by the Criteo Engine on a daily basis.

The Criteo Engine consists of:

•	Prediction algorithms. These algorithms predict the probability and nature of a user’s engagement with a given advertisement, for example in the form of clicks, conversions, basket-value, or even specific product categories purchased. This predicted engagement incorporates data from our advertiser clients, publishers and third-party sources, including user intent, who the client is, the products offered by the client, as well as data on the creative content of the advertisement, context in which the advertisement is viewed, demographic, behavioral and other data. We also incorporate an increasing number of variables resulting in millions of parameters used in these algorithms. Together with our recommendation algorithms, the prediction algorithms allow us to determine the most appropriate price to pay for an advertising impression based on predicted engagement and what a client is willing to pay for that engagement.

•	Recommendation algorithms. These algorithms dynamically create and tailor advertisements to specific user interest by modifying the advertisement’s creative content and presentation (including, for example, style of the advertisement, colors displayed, text used and formatting) and determining the specific products and services to include in the advertisement. These products and services may be ones that a user has already been exposed to, or that the algorithms predict the user could be interested in.

•	Software systems and processes. Our algorithms are supported by robust software infrastructure that allows them and our solution to operate seamlessly at scale. The architecture and processing capabilities of this technology have been designed to match the massive computational demands and complexity of the algorithms. This technology enables data synchronization, storage and analysis across a large-scale distributed computing infrastructure in multiple geographies, as well as fast data collection and retrieval using multi-layered caching infrastructure.

•	Bidding engine. Our bidding engine executes campaigns based on certain objectives set by the clients (for example, cost per click limits and number of sales). After a bid is placed and won, the Criteo Engine assembles and delivers individualized advertisements and provides campaign reporting, all in real time.

•	Dynamic creative optimization. Based on the results of our algorithms, the Criteo Engine automatically assembles customized advertising content on an impression-by-impression basis in real time.

•	Experimentation platform. This offline platform is used to improve the prediction abilities of our models, by measuring the correlation of specific parameters with user engagement, usually clicks. A dedicated team is constantly testing new types and sources of data to determine whether they help to diminish the gap between predicted engagement and actual observed engagement over the course of live campaigns.

Data Assets

The accuracy of our algorithms improves with both the increasing quantity and quality of data we obtain from our clients and publishers, as well as insights gained through our extensive operational history. Using cookies and similar tracking technologies, we collect information about the interaction of users with our advertisers’ and publishers’ digital properties (including, for example, information about the placement of advertisements and users’ shopping or other interactions with our clients’ digital properties or advertisements). The information we collect does not enable us to identify the particular user. We have access to large volumes of granular data from our clients, which carry consumer intent and are directly relevant to those clients’ campaigns. Our clients grant us access to this valuable data through direct integration with us, which requires our clients to place Criteo software code throughout their digital properties. This integration gives us privileged insight into users’ behavioral history at the product level for each client, representing a very high-quality data asset. We use the shopping intent data from each specific client only for the benefit of that specific client’s marketing campaigns.

In addition to client data, we seek to use as much information as possible about the context or intent of a given user to further refine our prediction accuracy. We collect this data directly from our clients or publishers.

Advertiser and Publisher Platforms

We offer our clients an integrated technology platform that enables comprehensive visibility and includes a unified and easy-to-use dashboard and a suite of software and services that automates key campaign processes. As a result, we reduce unnecessary complexity and cost associated with manual processes and multiple vendors, delivering efficiencies even as campaigns grow in size and complexity.

Our integrated solution includes a comprehensive suite of services and software tools, including:

•	CPOP, our unified dashboard to manage campaigns. This dashboard automates a number of campaign execution and management tasks. Key attributes of the dashboard include:

•	easy-to-use interface;

•	24/7 availability;

•	granular control, with the ability to specify product categories, and bid at the category level; and

•	transparent and detailed report of key campaign metrics, such as CPCs, impressions served, eCPM (or effective cost per thousand impressions), post-click sales, which represent sales of all products or services from our client’s digital properties from users that made a purchase during the 30 day period following a click by that user on an advertisement we delivered for that client, and post-view sales which represent sales of all products or services from our client’s digital properties from users that made a purchase during the 30 day period following us delivering an advertisement to that user.

•	Business intelligence. We provide consultative services to our larger clients through a team of advisors that aid them in setting goals for, extracting insights from, and evaluating trends and performance of their marketing campaigns across our different marketing channels.

•	Publisher Marketplace. We also offer small- and medium-sized publishers direct access to advertisers by providing a comprehensive inventory management platform which we call our Publisher Marketplace, or PuMP, which allows us to access the inventory of these publishers, without directly managing that inventory. Through this platform, our small- and medium-sized publisher partners have access to:

•	an easy-to-use interface;

•	24/7 availability;

•	control to specify minimum prices for each publisher’s inventory; and

•	reporting that allows each publisher to monitor the amount of money they have made selling their inventory to us.

Access to Inventory

Through our relationships with the leading RTB internet display exchanges, and more than 9,000 publisher partners, including through PuMP, we provide extensive access to advertising inventory. In some cases, we have negotiated direct and privileged access with publishers, giving us the opportunity to purchase on an impression by impression basis and in real time: (1) inventory that a publisher might otherwise only sell subject to minimum volume commitments; and/or (2) particular advertising impressions before such impressions are made available to other potential buyers. For example, in Japan, we have entered into a strategic relationship with Yahoo! Japan, giving us privileged access to its advertising inventory for delivering personalized display advertisements. This marks the first time that Yahoo! Japan, one of Japan’s largest publishers, has allowed a third-party technology to monetize their inventory.

Across both our direct publisher relationships and inventory purchasing done on advertising exchanges, we leverage the Criteo Engine’s ability to quickly and accurately value available advertising inventory, and utilize that information to bid for inventory on a programmatic, automated basis. Our ability to efficiently access and value inventory results in deep liquidity, allowing us to deliver effective advertisements at the right price for our clients, even as the size and complexity of campaigns increases.

We purchase inventory from our direct publishers generally through insertion orders consistent with industry standard terms and conditions for the purchase of internet advertising inventory. Pursuant to such arrangements, we purchase impressions on a CPM-basis for users that Criteo recognizes on the publishers’ network. Such arrangements are cancellable upon short notice and without penalty.

Through the direct relationships we have with publishers, we take steps to determine that the publisher’s inventory meets our content requirements and the content requirements of our clients to ensure that their display advertisements are not shown in inappropriate content categories, such as adult or political content. With respect to our inventory purchased through RTB exchanges, we utilize third-party software to verify that the inventory where the advertisement placement is shown conforms to our advertising guidelines and the content expectations of our advertisers.

In addition to display advertising inventory, we also source opt-in e-mail addresses from third party marketing e-mail databases, usually from publishers with whom we have a direct relationship. Such e-mail addresses are collected by publishers on an opt-in basis for usage for commercial purposes. The recipients of such e-mail messages have provided their positive consent to a given publisher to have their e-mail address included in a publisher’s database used for commercial purposes, usually on topics, products or services that are relevant to the recipients of these e-mail addresses.

Infrastructure

Our ability to deliver our solution depends on our highly sophisticated global technology software and hardware infrastructure. Our global infrastructure includes over 11,000 servers and a 1,085-node Hadoop cluster providing a storage capacity exceeding 38 petabytes. Our global infrastructure is divided into three independent geographical zones in the Americas, in Europe, Middle East and Africa (or EMEA) and in Asia. In each of the zones, our services are delivered through data centers that support these zones. We generally rely on more than one data center in any given zone that are strategically placed within large zones to be close to our advertiser clients, publishers and users. This has the benefit of minimizing the impact of network latency within a particular zone, especially for time-constrained services such as RTB. In addition, we replicate data across multiple data centers to maximize availability and performance. We also generally seek to distribute workload across multiple locations in order to avoid overloads in our systems and increase reliability through redundancy.

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

Our Clients

Our client base consists primarily of companies in the online retail, classifieds and travel segments. These companies range from large, diversified e-commerce companies to many smaller regional companies. As of December 31, 2014, we had more than 7,000 advertiser clients, representing clients who had a marketing campaign that was live on any given day over a 12 trailing-month period. In 2014, 69% of our advertiser client relationships were held directly with the advertiser. For a breakdown of our revenue by geographic region, please see note 5 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our clients include some of the largest and most sophisticated e-commerce companies in the world, including:

3 Suisses

BonPrix

CDiscount

CROCS

Expedia

Ford

Gmarket

Gumtree.com

Hankyu Kotsusha

Hokende

Hotels.com

IKEA

ING

L’Oréal Paris

La Redoute

Lenovo

Lotte

Macy’s

MakeMyTrip

NetShoes

Nissen

Orange

Qatar Airways

Rakuten

Recruit

Samsung

Sarenza

Sephora

Staples

Tiger Direct

Travelocity

Voyages SNCF

Zalando

The foregoing list is not intended to represent a comprehensive list of our client base. Our largest clients could change from period to period. We believe our business is not substantially dependent on any particular client. In 2012, 2013 and 2014, our largest client represented 5.2%, 5.1% and 2.9% of our revenue, respectively, and in 2014 our largest ten clients represented 14.6% of our revenue in the aggregate.

We define a client to be a unique party from whom we have received an insertion order and delivered an advertisement during the previous 12 months. We count specific brands or divisions within the same business as distinct clients so long as those entities have separately signed insertion orders with us. On the other hand, we count a client who runs campaigns in multiple geographies as a single client, even though multiple insertion orders may be involved. When the insertion order is with an advertising agency, we generally consider the client on whose behalf the marketing campaign is conducted as the “client” for purposes of this calculation. In the event a client has its marketing spend with us managed by multiple agencies, that client is counted as a single client.

Our client base is composed of two client segments: the large client segment and the midmarket segment. We define large clients typically as the top-100 or the top-200 advertisers per vertical in a given geographic market, depending on the depth of that market, based on the value of their advertising spend. We define a midmarket client as any client outside of the top-100 or top-200 advertisers per vertical in a given geographic market, depending on the depth of that market, based on the value of their advertising spend and with a minimum of 40,000 unique monthly visitors to their digital property as measured by comScore.

We generally charge our clients on a CPC-basis, that is, only when a user clicks on an advertisement. We typically sell digital performance marketing to clients through insertion orders that are cancellable upon short notice and without penalty. For any given marketing campaign, the client has the ability to adjust its CPC above a determined floor price in real time during the campaign life by product category and user intent segment in the event the client wants to increase its spending on the given marketing campaign due to the success of the campaign.

Competition

We compete primarily in the market for digital performance marketing. Our market is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market, which we expect to intensify in the future, partially as a result of potential new entrants on our market, including but not limited to large well-established internet publishers. We currently compete with large, well-established companies, such as Amazon.com, Inc., eBay Inc., Google Inc., Alliance Data Systems, Corp. and Yahoo! Inc. as well as smaller, privately held companies. We believe the principal competitive factors in our industry include:

•	ability to deliver return on marketing spend at scale;

•	global reach;

•	client trust;

•	breadth and depth of publisher relationships;

•	comprehensiveness of products and solutions;

•	client service; and

•	ease of use.

We believe that we are well positioned with respect to all of these factors and expect to continue to grow and capture an increasing share of digital performance marketing budgets globally.

Sales and Publisher Development

Client Sales and Support

We sell our solution directly to clients and their advertising agencies through a global sales team which is organized by geography, size of account and industry vertical. A number of our sales professionals are devoted to clients in specific industries, helping to ensure that our teams possess relevant industry knowledge and expertise. Supporting our sales team is our account strategist team, which helps maintain and grow the accounts of our existing clients. As of December 31, 2014, our sales and account strategists teams included 360 employees. We expect to continue to expand our sales and account strategist teams as we expand into new industry verticals and geographical markets.

Publisher Development

As of December 31, 2014, we had a team of approximately 130 dedicated professionals focused on establishing new relationships with publishers and managing our existing publisher relationships. Our premium publisher team focuses its efforts on establishing direct relationships with the largest publishers to obtain preferred access to high-quality advertising inventory. In addition, we have developed our own publisher marketplace, which we refer to as PuMP, in order to efficiently access and manage advertising inventory from small-to-medium-sized publishers. We have a team of dedicated professionals in local markets in which we operate to expand the number of publishers that utilize PuMP. Finally, our global RTB team focuses on our developing and enhancing relationships with leading advertising exchanges.

Research and Development

We invest substantial resources in research and development to enhance our solution and technology infrastructure, develop new features, conduct and quality assurance testing and improve our core technology. Our engineering group is primarily located in research and development centers in Paris, France and Palo Alto, California. We expect to continue to expand capabilities of our technology in the future and to invest significantly in continued research and development efforts. We had 250 employees primarily engaged in research and development at December 31, 2014. Research and development expense totaled €14.3 million, €32.2 million and €45.3 million for 2012, 2013 and 2014, respectively.

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

Intellectual property laws, together with our efforts to protect our proprietary rights, provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. The laws of certain countries do not protect proprietary rights to the same extent as the laws of France and the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Further, agreements with our employees and consultants may be breached, and we may not have adequate remedies to redress any breach. Further, to the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know- how and inventions. Finally, our trade secrets may otherwise become known or be independently discovered by competitors and unauthorized parties may attempt to copy aspects of our solution or obtain and use information that we regard as proprietary.

As of December 31, 2014, we held one issued French patent, which expires in 2026, and two issued U.S. patents, one of which expires in 2028 and the other in 2031. In addition, we have filed six non-provisional U.S. patent applications, three European applications and one Japanese application. We also own and use registered and unregistered trademarks on or in connection with our products and services in numerous jurisdictions. In addition, we have also registered numerous internet domain names.

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

We also participate in industry self-regulatory programs, mainly initiated by Internet Advertising Bureau EU & US, Network Advertising Initiative and Digital Advertising Alliance, and under which, in addition to other compliance obligations, we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising and allow them to opt-out from the use of data we collect for the delivery of targeted advertising. In an effort to harmonize the industry’s approach to internet-based advertising, these programs also facilitate a user’s ability to disable services of integrated providers but also educate users on the potential benefits of online advertising, including access to free content and display of more relevant advertisements to users. The rules and policies of the self-regulatory programs that we participate in are updated from time to time and may impose additional restrictions upon us in the future.

In 2009, we became one of the first companies to broadly include a link in the advertisements we deliver, which gives access to clear, detailed and user-friendly information describing why a user is seeing an advertisement, as well as prominently describing our service and data management practices. In addition, we provide users with an easy-to-use and easy-to-access mechanism to opt-out of receiving advertisements we deliver or being tracked by us either for all campaigns or for a specific client or time period. We believe that this user-centric approach in addressing privacy matters empowers users to make informed decisions on the use of their data. We also actively encourage our clients to provide greater transparency and information about the collection and use of data.

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

Facilities

Our headquarters are located in Paris, France, in an approximately 14,000-square-meters facility, under a lease agreement expiring on June 15, 2023 and our principal executive office in the United States is located in New York City, New York in a 16,814 square-foot facility, under a lease agreement expiring on December 30, 2016. We have regional offices in London, Munich, Stockholm, Amsterdam, Milan, Madrid, Barcelona, Moscow, Grenoble, Sao Paolo, Palo Alto, San Francisco, Miami, New York, Boston, Chicago, Tokyo, Seoul, Sydney, Beijing and Singapore.

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

We partner with our clients to track activity on their websites and optimize our advertising placement decisions based on that activity and other data. Demonstrating the depth and scale of our data, we observed over $430 billion in sales transactions on our clients’ websites in the year ended December 31, 2014 whether or not a consumer saw or clicked on a Criteo advertisement. Based on this data and our other data assets, we delivered targeted advertisements that generated approximately 3.3 billion clicks over the same period. Based on these clicks, our clients generated over $16.5 billion in post-click sales. A post-click sale is defined as a purchase made by a user from one of our client’s websites during the 30 day period following a click by that user on an advertisement we delivered for that client. We believe post-click sales is a key performance indicator that our clients use to measure the effectiveness of our solution in driving sales and the return on their advertising spend with us. As of December 31, 2014, we had over 7,000 clients and in each of the last three years our client retention rate was approximately 90%.

We operate in 69 countries through a network of 21 international offices located in Europe, the Americas and the Asia- Pacific region. We were organized in 2005 and began selling our solution in France in 2007 and expanded our business into other countries in Western Europe. In 2009, we expanded our business into North America. As part of our geographic expansion goals, we initially entered the Asia-Pacific region in late 2010. Additionally, in August 2012, we entered into a strategic relationship with Yahoo! Japan, a leading provider of advertising inventory in Japan, which provides us with privileged access to their performance-based display inventory. As a result of our significant international operations, our revenue from outside of our home country France, accounted for 88.3% of our revenue for year ended December 31, 2014.

Our financial results include:

•	revenue increased from €271.9 million for 2012 to €444.0 million for 2013 and €745.1 million for 2014;

•	revenue excluding traffic acquisition costs, which we refer to as revenue ex-TAC, which is a non-IFRS financial measure, increased from €114.1 million for 2012 to €179.0 million for 2013 and €303.7 million for 2014;

•	net income was €0.8 million for 2012, €1.4 million for 2013 and €35.4 million for 2014; and

•	Adjusted EBITDA, which is a non-IFRS financial measure, increased from €17.4 million for 2012 to €31.3 million for 2013 and €79.4 million for 2014.

Please see footnotes 3 and 5 to the Other Financial and Operating Data table in “Item 3.A—Selected Financial Data” of this Annual Report on Form 20-F for a reconciliation of revenue ex-TAC to revenue and Adjusted EBITDA to net income, the most directly comparable financial measures calculated and presented in accordance with IFRS.

We are focused on maximizing revenue ex-TAC. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including a highly liquid marketplace for display advertising. As part of this focus, we seek to maximize our percentage of overall marketing spend in the internet display advertising market over the long-term. In addition, this focus enriches liquidity for both advertisers and publishers resulting in more effective advertising for the advertiser, better monetization for the publisher and more relevant advertisements for the user. We believe our results of operations are reflective of this focus.

Acquisitions

In February 2015, Criteo acquired DataPop, a Los Angeles-based company specializing in the optimization of shopping campaigns on the main search engines. With the addition of DataPop, we will continue to broaden our channels enabling marketers to convert customers across a wider spectrum of marketing channels and deliver multi-channel performance marketing across all devices and screens. Please refer to Note 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

In April 2014, we completed the acquisition of AdQuantic, a bidding technology company headquartered in Paris. Through the acquisition of AdQuantic, we added a team of seven experts in bidding technology, reinforcing our focus on research and development.

In February 2014, we acquired Tedemis, a leading provider of real-time personalized e-mail marketing solutions that help advertisers turn web visitors into customers. With the addition of Tedemis, we extended our digital performance marketing solution to a new marketing channel.

As part of our strategy to build upon our market and technology leadership, in July 2013, we acquired Ad-X, a mobile analytics and attribution technology company. Ad-X provides a solution for businesses to track and optimize mobile display advertising campaigns delivered to smartphones and tablets through mobile advertising networks and other marketing solutions. The acquisition of Ad-X enabled us to leverage Ad-X’s complementary technology, personnel and client relationships to accelerate our mobile strategy.

How Criteo Generates Revenue

We sell personalized display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and primarily generate revenue when a user clicks on a banner advertisement. We price our advertising campaigns on a CPC model based on the number of clicks by users per month on each advertising campaign. Essentially all of our revenue in each of 2012, 2013 and 2014 was derived from advertising campaigns sold on a CPC basis. We serve a wide range of clients and our revenue is not concentrated within any single client or group of clients. In 2012, 2013 and 2014, our largest client represented 5.2%, 5.1% and 2.9% of our revenue, respectively, and in 2014, our largest 10 clients represented 14.6% of our revenue in the aggregate.

Publishers are a source of inventory for us, and we account for the cost of such inventory, which is purchased on a CPM basis, in our cost of revenue. While accessing publishers’ supply of inventory in sufficient quantity and quality is a critical requirement for us to successfully conduct our business, we do not generate any revenue directly from our relationships with publishers.

A.	Operating Results.

Basis of Presentation

The key elements of our results of operations include:

Revenue

We sell internet display advertisements featuring product-level recommendations either directly to clients or to advertising agencies, which we collectively refer to as our clients, and generate revenue when a user clicks on a banner advertisement of one of our advertiser clients. Publishers are a source of inventory for us, and we account for the cost of such inventory, which is purchased on a cost per thousand impressions basis, in our cost of revenue. While accessing publishers’ supply of inventory in sufficient quantity and quality is a critical requirement for us to successfully conduct our business, we do not generate any revenue directly from its relationship with publishers. We serve a wide range of clients across multiple industry verticals and company sizes, and our revenue is not concentrated within any single client or group of clients. In 2012, 2013 and 2014, our largest client represented 5.2%, 5.1% and 2.9% of our revenue, respectively, and in 2014 our largest 10 clients represented 14.6% of our revenue in the aggregate.

We price our advertising campaigns on a CPC model based on the number of clicks generated by users on each advertising campaign. The actual number of clicks generated by users is highly dependent on our ability to maximize click through rate, or CTR, by displaying customized individual banners to individual users and purchasing in real time the most relevant impression for that particular individual user. For any given advertising campaign, the client has the ability to adjust its CPC above a determined floor price in real time during the campaign life by product category and by user intent segment. This enables clients to adjust the estimated marketing spend attributable to the particular campaign. Essentially all of our revenue in each of 2012, 2013 and 2014 was derived from advertising campaigns sold on a CPC basis. Our remaining revenue also includes advertising revenue generated on a CPM basis or on a cost per acquisition, or CPA, basis as well as fees for packaged sales of advertising on our clients’ websites.

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

As we further expand our geographic footprint, develop new clients and grow our business with existing clients, and expand our business into new marketing channels and new industry verticals, we expect our revenue to continue to increase.

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

In recent years, real-time automated buying platforms and bidding exchanges have gained significant traction in the internet display advertising market, resulting in a significant increase in the supply of inventory. As part of this expansion, we have integrated our solution with the leading advertising exchanges and developed our own comprehensive inventory management platform, which we refer to as PuMP. We believe the combination of our extensive direct publisher relationships and access to leading advertising exchanges enhances the breadth and depth of our accessible advertising inventory resulting in deep liquidity for us. We believe that this contributes to increasing the strength our solution with our clients.

For a discussion of the trends we expect to experience in traffic acquisition costs, see the section titled “—Highlights and Trends—Revenue ex-TAC” in Item 5.D—Trend Information” below.

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

Operating Expenses

Operating expenses consist of research and development, sales and operations, and general and administrative expenses. Salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs are the most significant components of each of these expense categories. We grew from 197 employees at January 1, 2011 to 1,300 employees at December 31, 2014, and we expect to continue to hire a significant number of new employees in order to support our anticipated revenue growth. We include share-based compensation expense in connection with the grant of share options in the applicable operating expense category based on the respective equity award recipient’s function.

Research and Development Expense. Research and development expense consists primarily of personnel-related costs for our employees working in the engine, platform and infrastructure teams, including salaries, bonuses, share-based compensation and other personnel related costs. Our research and development function was supplemented in January 2013 to include a dedicated product organization following the appointment of our Chief Product Officer. Also included are non-personnel costs such as subcontracting, consulting and professional fees to third-party development resources, allocated overhead and depreciation and amortization costs. These expenses are partially offset by the French research tax credit that is conditional upon the level of our investments in research and development. For additional discussion of the French research tax credit, see the discussion below titled “—Provision for Income Taxes.”

Our research and development efforts are focused on enhancing the performance of our solution and improving the efficiency of the services we deliver to our clients. All development costs, principally headcount-related costs, are expensed as management determines that technological feasibility is reached shortly before the release of products or features developed and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products or features are not material and accordingly, are expensed as incurred.

The number of employees in research and development functions grew from 44 at January 1, 2011 to 250 at December 31, 2014. We expect research and development expenses to continue to increase in absolute euros but remain fairly constant as a percentage of our revenue. We believe our continued focus on research and development to be critical to maintaining and improving our technology solution, our quality of service and our competitive position.

Sales and Operations Expense. Sales and operations expense consists primarily of personnel-related costs for our employees working in sales, marketing, account strategy, business intelligence, technical solutions and creative teams, including salaries, bonuses, share-based compensation, and other personnel-related costs. Additional expenses in this category include travel and entertainment, marketing and promotional events, marketing activities, provisions for doubtful accounts, subcontracting fees and allocated overhead.

The number of employees in sales and operations functions grew from 126 at January 1, 2011 to 833 at December 31, 2014. In order to continue to grow our business, geographic footprint and brand awareness, we expect to continue investing our resources in sales and operations, in particular by increasing the number of sales and account strategy teams. As a result, we expect sales and operations expenses to increase in absolute euros as we invest to acquire new clients and retain existing clients and grow revenue from existing clients and hire additional sales personnel, but will decrease as a percentage of revenue over time as we scale and increase the productivity of our sales and operations teams.

General and Administrative Expense. General and administrative expense consists primarily of personnel costs, including salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs for our administrative, legal, information technology, human resources, and finance employees. Additional expenses included in this category are non-personnel costs, such as travel-related expenses, subcontracting and professional fees, audit fees, tax services and legal fees, as well as insurance and other corporate expenses, along with allocated overhead.

The number of employees in general and administrative functions grew from 27 at January 1, 2011 to 217 at December 31, 2014. We expect our general and administrative expense to increase as we continue to support our growth. We also anticipate that we will incur additional costs for personnel and professional services-related to operating as a public company. Such costs include increases in our finance and legal personnel, additional external legal and audit fees, increased cost for directors’ and officers’ liability insurance and expenses and costs associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies.

Financial Income (Expense)

Financial income (expense) primarily consists of:

•	exchange differences arising on the balance of proceeds of our initial public offering completed in October 2013 and received in U.S. dollars that have been hedged through put and collar instruments since 2013. The translation of the U.S. dollars into euros according to the closing foreign exchange rate generates an exchange difference partially offset by the cost of the related hedging instruments.

•	exchange differences arising on the settlement or translation into local currency of monetary balance sheet items labeled in euros. We are exposed to changes in exchange rates primarily in the United States, the United Kingdom, Japan and Brazil. The U.S. dollar, the British Pound, the Japanese Yen and the Brazilian Real are our most significant foreign currency exchange risks. At end of December 2014, the main positions bearing a risk of foreign currency were centralized at parent company level and hedged.

•	interest received on our cash and cash equivalents and interest incurred on outstanding borrowings under our debt obligations.

We will monitor foreign currency exposure and will look to mitigate exposures through normal business operations and hedging strategies.

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

Our effective tax rates differ from the statutory rate applicable to us primarily due to unrecognized deferred tax assets, differences between domestic and foreign jurisdiction tax rates, RTC (Research Tax Credit) offsets, which are non-taxable items, potential tax audit provision settlements, non-deductible share-based compensation expenses, and transfer pricing adjustments. We license access to our technology to our subsidiaries and charge a royalty to these subsidiaries for such access. We benefit from a reduced tax rate on this technology royalty income.

In 2011, we underwent a tax inspection by the French tax authorities covering fiscal years 2008 and 2009. At the end of 2011, we received a tax assessment notice for which a provision has been recognized for €0.5 million. Pursuant to another tax inspection in 2013, no significant reassessment was received. The provision has been maintained as of December 31, 2014.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 3 to our audited consolidated financial statements beginning on page F-1 for a description of our other significant accounting policies.

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

Revenue is recognized when the related services are delivered based on the specific terms of the contract, which are primarily based on specified CPCs and related campaign budgets. We recognize revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the client reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a client, the size and nature of a client’s website and transaction history. Amounts billed or collected in excess of revenue recognized are included as deferred revenue. An example of this deferred revenue would be arrangements where clients request or are required by us to pay in advance of delivery.

We recognize revenue from the delivery of display advertisements in the period in which the display advertisements are delivered. Specifically, we recognize revenue for display advertising delivery through our solution once the consumer clicks on the personalized banner displayed by us on the client’s website for CPC advertising campaigns. For CPC advertising campaigns, sales are valued at the fair value of the amount received. Rebates and discounts granted to clients, along with free or extended advertising campaigns, are recorded as a deduction from revenue. Essentially all of our revenue in each of 2012, 2013 and 2014 was derived from advertising campaigns sold on a CPC basis.

In the normal course of business, we act as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party clients, (2) establishing the selling prices of the display advertisements sold, (3) performing all billing and collection activities, including retaining credit risk, and (4) bearing sole responsibility for fulfillment of the advertising and the inventory risk, we act as the principal in these arrangements and therefore report revenue earned and costs incurred related to these transactions on a gross basis.

Trade Receivables, Net of Allowances for Doubtful Accounts

We carry our accounts receivable at net realizable value. On a periodic basis, our management evaluates our accounts receivable and determines whether to provide an allowance or if any accounts should be written down and charged to expense as a bad debt. The evaluation is based on a past history of collections, current credit conditions, the length of time the trade receivable is past due and a past history of write downs. A trade receivable is considered past due if we have not received payments based on agreed-upon terms. A higher default rate than estimated or a deterioration in our major clients’ creditworthiness could have an adverse impact on our future results. Allowances for doubtful accounts on trade receivables are recorded in “Sales and Operations” in our consolidated statements of income. We generally do not require any security or collateral to support our trade receivables. The amount of allowances for doubtful accounts charged to our consolidated statements of income for the years ended December 31, 2012, 2013 and 2014 was €0.8 million, €0.8 million and €1.0 million, respectively.

Deferred Tax Assets

Deferred taxes are recorded on all temporary differences between the financial reporting and tax bases of assets and liabilities, and on tax losses, using the liability method. Differences are defined as temporary when they are expected to reverse within a foreseeable future. We may only recognize deferred tax assets if, based on the projected taxable incomes within the next three years, we determine that it is probable that future taxable profit will be available against which the unused tax losses and tax credits can be utilized. If future taxable profits are considerably different from those forecasted that support recording deferred tax assets, we will have to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results. This determination requires many estimates and judgments by our management for which the ultimate tax determination may be uncertain. Amounts recognized in our consolidated financial statements are calculated at the level of each subsidiary within our consolidated financial statements. As at December 31, 2012, 2013 and 2014, limitation of deferred tax assets amounted to €10.9 million, €13.5 million and €21.5 million. These amounts mainly relate to the limitation of Criteo Corp. accumulated tax losses, (€8.3 million, €10.0 million and €11.4 million, respectively), of Criteo do Brasil temporary differences (€1.8 million at the end of 2013 and €2.1 million at the end of 2014) and of Criteo Ltd temporary differences (€6.1 million at the end 2014, of which €5.1 million concerns the total potential tax deduction relating to stock-options).

For 2012, unrecognized deferred tax assets were mainly related to the tax losses of Criteo Corp. (United States). For 2013, unrecognized deferred tax assets mainly correspond to the 2013 tax losses of Criteo do Brasil (Brazil). For 2014, unrecognized deferred tax assets mainly relate to Criteo Ltd. (United Kingdom), Criteo Singapore Pte. Ltd. (Singapore), Criteo do Brasil (Brazil) and Criteo Advertising (Beijing) Co. Ltd. (China) tax losses.

Goodwill

The acquisition method is used in accounting for business combinations. The consideration transferred to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by Criteo S.A. or one of its subsidiaries, which includes the fair value of any asset or liability arising from a contingent consideration arrangement.

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

Provisions

We recognize provisions in accordance with International Accounting Standard No. 37, Provisions, Contingent Liabilities and Contingent Assets, if the following three conditions are met: we have a present obligation (legal or constructive) towards a third-party that arises from an event prior to the closing date; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and the obligation amount can be estimated reliably. With respect to litigation and claims that may result in a provision to be recognized, we exercise significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

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

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated ordinary share fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the options, our expected share price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value of our ordinary shares. Prior to the completion of our initial public offering, we estimated the fair value of ordinary shares as discussed in “—Ordinary Share Valuations” below. Following our initial public offering, we established a policy of using the closing sales price per ADS as quoted on Nasdaq on the date of grant for purposes of determining the fair value of ordinary shares with a floor value of 95% of the average of the closing sales price per ADS for the 20 trading days preceding the grant.

•	Expected term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the ordinary share option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

•	Expected volatility. Prior to our initial public offering, as we did not have a trading history for our ordinary shares, the expected share price volatility for our ordinary shares was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the ordinary share option grants. From the initial public offering, the expected share price volatility takes into account the Criteo closing share price from the initial public offering date to the grant date and closing share price of industry peers for the remaining expected term of the ordinary share option grant.

•	Risk-free rate. The risk-free interest rate is based on the yields of France Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

Year Ended December 31,
	2012	2013	2014
Volatility	50.2% – 52.5%	50.0% – 50.1%	41.5% – 44.5%
Risk-free interest rate	2.20% – 3.16%	1.80% – 2.40%	0.43% – 1.90%
Expected life (in years)	8 years	8 years	6 years
Dividend yield	— %	— %	— %

Ordinary Share Valuations

Prior to our initial public offering, the fair value of the ordinary shares underlying our share options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our ordinary shares underlying those options on the date of grant. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

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

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements applicable to us, see note 2 to our audited consolidated financial statements beginning on page F-1.

Results of Operations

We operate in one segment, internet display advertising services. The following table sets forth our selected consolidated statements of income data:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Consolidated Statements of Income data:
Revenue	€271,855	€443,960	€745,081
Cost of revenue(1)
Traffic acquisition costs	(157,707)	(264,952)	(441,427)
Other cost of revenue	(12,662)	(21,956)	(36,150)

Gross profit	€101,486	€157,052	€267,504

Operating expenses(1)
Research and development	(14,285)	(32,175)	(45,293)
Sales and operations	(58,047)	(82,816)	(133,393)
General and administrative	(20,208)	(31,387)	(48,788)

Total operating expenses	(92,540)	(146,378)	(227,474)

Income from operations	8,946	10,674	40,030

Financial income (expense)	(1,559)	(6,868)	8,587

Income before taxes	7,387	3,806	48,617

Provision for income taxes	(6,556)	(2,413)	(13,523)

Net income	€831	€1,393	€35,364

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense, and acquisition-related deferred price consideration as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Share-Based Compensation Expense:
Research and development	€(429)	€(2,049)	€(2,776)
Sales and operations	€(1,800)	€(2,801)	€(9,267)
General and administrative	€(1,327)	€(2,026)	€(2,735)

Total share-based compensation expense	€(3,556)	€(6,876)	€(14,778)

Service Costs (Pension):
Research and development	€—	€(109)	€(126)
Sales and operations	€—	€(105)	€(141)
General and administrative	€(110)	€(67)	€(104)

Total service costs (pension)(a)	€(110)	€(281)	€(371)

Depreciation and Amortization Expense:
Cost of revenue	€(3,648)	€(7,846)	€(16,176)
Research and development(b)	€(166)	€(915)	€(3,731)
Sales and operations	€(847)	€(1,792)	€(2,762)
General and administrative	€(107)	€(566)	€(863)

Total depreciation and amortization expense	€(4,768)	€(11,119)	€(23,533)

Acquisition-related deferred price consideration:
Research and development	€—	€(2,363)	€(716)
Sales and operations	€—	€—	€—
General and administrative	€—	€—	€—

Total acquisition-related deferred price consideration:	€—	€(2,363)	€(716)

(a)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.
(b)	Includes acquisition-related amortization of intangible assets of €350,000 and €2,942,000 as of December 31, 2013 and 2014 respectively.

	Year Ended December 31,
	2012	2013	2014
	(as a percentage of revenue)
Consolidated Statements of Income data:
Revenue	100.0	100.0	100.0
Cost of revenue(1)
Traffic acquisition costs	(58.0)	(59.7)	(59.2)
Other cost of revenue	(4.7)	(4.9)	(4.9)

Gross profit	37.3	35.4	35.9

Operating expenses(1)
Research and development	(5.3)	(7.2)	(6.1)
Sales and operations	(21.4)	(18.7)	(17.9)
General and administrative	(7.4)	(7.1)	(6.5)

Total operating expenses	(34.0)	(33.0)	(30.5)

Income from operations	3.3	2.4	5.4

Financial income (expense)	(0.6)	(1.5)	(1.2)

Income before taxes	2.7	0.9	6.5

Provision for income taxes	(2.4)	(0.5)	(1.8)

Net income	0.3	0.3	4.7

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense, and acquisition-related deferred price consideration expressed as a percentage of revenue as follows:

	Year Ended December 31,
	2012	2013	2014
	(as a percentage of revenue)
Share-Based Compensation Expense:
Research and development	(0.2)	(0.5)	(0.4)
Sales and operations	(0.7)	(0.6)	(1.2)
General and administrative	(0.5)	(0.5)	(0.4)

Total share-based compensation expense	(1.3)	(1.5)	(2.0)

Service Costs (Pension):
Research and development	—	(0.0)	(0.0)
Sales and operations	—	(0.0)	(0.0)
General and administrative	(0.0)	(0.0)	(0.0)

Total service costs (pension)(a)	(0.0)	(0.0)	(0.0)

Depreciation and Amortization Expense:
Cost of revenue	(1.3)	(1.8)	(2.2)
Research and development	(0.1)	(0.2)	(0.5)
Sales and operations	(0.3)	(0.4)	(0.4)
General and administrative	(0.0)	(0.1)	(0.1)

Total depreciation and amortization expense	(1.8)	(2.5)	(3.2)

Acquisition-related deferred price consideration:
Research and development	—	(0.5)	(0.1)
Sales and operations	—	—	—
General and administrative	—	—	—

Total acquisition-related deferred price consideration:	—	(0.5)	(0.1)

(a)	Effective January 1, 2012 actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.

Years Ended December 31, 2012, 2013 and 2014

Revenue

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
	(in thousands)
Revenue	€271,855	€443,960	€745,081	63.3%	67.8%

2014 Compared to 2013

Revenue for 2014 increased €301.1 million, or 67.8% (or 70.3% on a constant currency basis), compared to 2013. Revenue from new clients contributed 34.3% to the global year-over-year revenue growth while revenue from existing clients contributed 65.7% to the global year-over-year revenue growth. This increase in revenue was due in part to our technology improvements and our ability to engage seamlessly with end-customers across desktop and mobile screens helped generate more revenue per client, in particular from our existing clients. Our continuous ability to convert a large portion of our clients to uncapped budgets was also a key driver of the increase in revenue per client.

The year-over-year increase was the result of our rapid growth across all geographies. Our revenue in the Americas region increased 86.0% to €228.8 million for 2014 compared to 2013, as our solution continued to gain significant traction among large clients in the United States and as mid-market clients continued to ramp-up. Our revenue in the EMEA region increased 54.1% to €366.4 million for 2014 compared 2013, primarily driven by increased penetration in our Western European core markets, including mid-market clients. Our revenue in the Asia-Pacific region increased 80.3% to €149.9 million for 2014 compared to 2013 which was largely driven by new clients in the region. Revenue from new clients contributed 27.4% to the year-over-year revenue growth. Revenue from existing clients contributed 72.6% to the year-over-year revenue growth. In the Asia-Pacific region, our business with existing clients benefited specifically from our technology improvements and our ability to engage seamlessly with end-customers across desktop and mobile screens.

Additionally, our €745.1 million of revenue for 2014 was negatively impacted by €10.9 million of currency fluctuations, particularly as a result of the strengthening of the euro compared to the Japanese Yen and the Brazilian Real.

100% of this year-over-year growth in revenue was attributable to an increased volume of clicks delivered on the advertising banners displayed by us. Changes in 2014 due to pricing were immaterial.

2013 Compared to 2012

Revenue for 2013 increased €172.1 million, or 63.3% (or 73.6% on a constant currency basis), compared to 2012. This increase was the result of our rapid growth across all geographies. In 2013, revenue from new clients contributed 44.4% of the global year-over-year revenue growth while revenue from existing clients contributed 55.6% of the global year-over-year revenue growth. The expansion of our business with existing clients was mainly driven by the increase in advertising spend per client, which resulted primarily from both the ramp-up in spend per client with whom we had signed an insertion order for the first time in the second half of 2012 and our continuous effort to convince clients to uncap their budgets to fully benefit from our performance driven solution.

Our revenue in the Americas region increased 81.5% to €123.0 million for 2013 compared to 2012, as our solution continued to gain significant traction among large clients in the United States and as small and mid-size clients ramped-up. Our revenue in the EMEA region increased 37.9% to €237.8 million for 2013 compared to 2012, primarily driven by increased penetration in our Western European core markets, including with mid-market clients. Our revenue in the Asia-Pacific region increased 163.4% to €83.2 million for 2013 compared to 2012. In the Asia-Pacific region, revenue from new clients contributed 46.9% to the year-over-year revenue growth, a greater proportion than our global average, which is explained by the rapid expansion of the client base in this region where we had recently launched operations. Revenue from existing clients contributed 53.1% to the year-over-year revenue growth. In the Asia-Pacific region, our business with existing clients benefited specifically from our increased ability to find relevant opportunities for our existing clients to achieve their performance objectives through broader access to quality inventory in Japan, resulting from the strengthening of the Company’s relationship with Yahoo! Japan.

Additionally, our €444.0 million of revenue for 2013 was negatively impacted by €28.0 million of currency fluctuations, and particularly as a result of the strengthening of the euro compared to the Japanese Yen, the Brazilian Real, the U.S. Dollar and the British Pound.

104% of this year-over-year growth is attributable to an increased volume of clicks delivered on the advertising banners displayed by us. Changes due to pricing were immaterial.

Cost of Revenue

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
Traffic acquisition costs (in thousands)	€(157,707)	€(264,952)	€(441,427)	68.0%	66.6%
Other cost of revenue (in thousands)	€(12,662)	€(21,956)	€(36,150)	73.4%	64.6%
% of revenue	(62.7)%	(64.6)%	(64.1)%
Gross profit %	37.3%	35.4%	35.9%

2014 Compared to 2013

Cost of revenue for 2014 increased €190.7 million, or 66.4%, compared to 2013. This increase was primarily the result of a €176.5 million, or 66.6% (or 69.3% on a constant currency basis), increase in traffic acquisition costs and a €14.2 million, or 64.6% (or 65.9% on a constant currency basis), increase in other cost of revenue.

The increase in traffic acquisition costs related primarily to the 25.6% increase in the number of our impressions purchased, in particular from publishers with whom we have direct relationships, including our publisher marketplace, or PuMP, and to a lesser extent from the main real-time bidding exchanges. The increase in other cost of revenue includes a €6.5 million increase in hosting costs, a €8.3 million increase in allocated depreciation and amortization expense and a €0.5 million increase in other cost of sales, partially offset by a €1.1 million decrease in data acquisition costs.

We consider revenue ex-TAC as a key measure of its business activity. Our strategy focuses on maximizing the growth of our revenue ex-TAC on an absolute basis over maximizing our near-term gross margin, as we believe this focus builds sustainable long-term value for our business by fortifying a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing it to deliver more relevant advertisements at scale. As a part of this focus, we continue to invest in building relationships with direct publishers and pursue access to leading advertising exchanges. Our performance-based business model provides it with significant control over our level of revenue ex-TAC margin, which we seek to optimize in order to maximize revenue ex-TAC growth on an absolute basis in accordance with our strategic focus.

2013 Compared to 2012

Cost of revenue for 2013 increased €116.5 million, or 68.4%, compared to 2012. This increase was primarily the result of a €107.2 million, or 68.0% (or 78.8% on a constant currency basis), increase in traffic acquisition costs and a €9.3 million, or 73.4% (or 82.4% on a constant currency basis), increase in other cost of revenue.

The increase in traffic acquisition costs related primarily to the 169.0% increase in the number of our impressions purchased to support our revenue growth, in particular from real-time time bidding exchanges and to a lesser extent from our publisher marketplace, or PuMP. The increase in other cost of revenue related primarily to a €5.3 million increase in hosting costs, a €4.2 million increase in allocated depreciation and amortization expense and a €0.1 million increase in other cost of sales, partially offset by a €0.3 million decrease in data acquisition costs.

Our gross profit percentage decreased to 35.4% in 2013 compared to 37.3% for 2012. This decrease resulted primarily from a 2.9 percentage point increase in TAC (Traffic Acquisition Costs) as a percentage of revenue across all regions. Our traffic acquisition costs have increased as a percentage of our revenue, particularly in Asia-Pacific, as a consequence of the priority we have given to maximizing scale and liquidity of our solution over a gross profit based focus. We believe this focus builds sustainable long-term value for our business and fortifies a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. Other cost of revenue also increased by 4.3% as a percentage of revenue.

Research and Development Expense

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
Research and development (in thousands)	€(14,285)	€(32,175)	€(45,293)	62.6%	40.8%
% of revenue	(5.3)%	(7.2)%	(6.1)%

2014 Compared to 2013

Research and development expense for 2014 increased €13.1 million, or 40.8%, compared to 2013. This increase was primarily the result of a €9.0 million increase in salaries, bonuses, share-based compensation, and other personnel costs primarily due to increased headcount in this function, a €1.6 million increase in subcontracting and other headcount-related costs, a €1.0 million increase in allocated rent and facilities costs, a €2.8 million increase in amortization of acquisition-related intangible assets, a €0.2 million increase in consulting and professional fees and a €0.4 million increase in other costs, partially offset by a €1.9 million increase of the French Research Tax Credit.

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

Sales and Operations Expense

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
Sales and operations (in thousands)	€(58,047)	€(82,816)	€(133,393)	42.7%	61.1%
% of revenue	(21.4)%	(18.7)%	(17.9)%

2014 Compared to 2013

Sales and operations expense for 2014 increased €50.6 million, or 61.1%, compared to 2013. This increase was primarily a result of a €42.6 million increase in salaries, bonuses, share-based compensation, and other personnel-related costs primarily due to increased headcount in this function, a €0.4 million increase in subcontracting and other headcount-related costs, a €3.9 million increase in events, a €1.0 million increase in allocated depreciation and amortization expense, a €4.9 million increase in allocated rent and facilities costs and a €0.3 million increase in provisions for doubtful receivables, partially offset by a €2.5 million decrease in other expenses mainly related to 2013 taxes in Brazil that were not incurred again in 2014.

2013 Compared to 2012

Sales and operations expense for 2013 increased €24.8 million, or 42.7%, compared to 2012. This increase was primarily a result of a €11.9 million increase in salaries, bonuses, share-based compensation, and other personnel-related costs primarily due to increased headcount in this function, a €2.6 million increase in subcontracting and other headcount-related costs, a €1.3 million increase in events, a €1.0 million increase in consulting and professional fees, a €0.9 million increase in allocated depreciation and amortization expense, a €0.4 million increase in allocated rent and facilities costs and a €6.7 million increase in other expenses. The €6.7 million increase in the other expenses was mainly due to a €6.0 million increase in taxes in Brazil, €3.1 million relating to settlement of large intercompany open balances and €2.9 million as a result of increased business activity in Brazil.

General and Administrative Expense

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
General and administrative (in thousands)	€(20,308)	€(31,387)	€(48,788)	55.3%	55.4%
% of revenue	(7.4)%	(7.1)%	(6.5)%

2014 Compared to 2013

General and administrative expense for 2014 increased €17.4 million, or 55.4%, compared to 2013. This increase was primarily a result of a €7.8 million increase in salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs primarily due to increased headcount in this function, a €5.0 million increase in subcontracting and other headcount-related costs, a €1.5 million increase in allocated rent and facilities costs, a €0.3 million increase in allocated depreciation and amortization expense and a €2.8 million increase in consulting and professional fees.

2013 Compared to 2012

General and administrative expense for 2013 increased €11.2 million, or 55.3%, compared to 2012. This increase was primarily a result of a €5.2 million increase in salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs primarily due to increased headcount in this function, a €3.0 million increase in subcontracting and other headcount-related costs, a €1.2 million increase in event costs, a €0.9 million increase in allocated rent and facilities costs, a €0.5 million increase in allocated depreciation and amortization expense and a €0.4 million in other expenses.

Financial Income (Expense)

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
Financial income (expense) (in thousands)	€(1,559)	€(6,868)	€8,587	340.5%	(225.0)%
% of revenue	(0.6)%	(1.5)%	1.2%

2014 Compared to 2013

Financial income for 2014 increased by €15.5 million, or 225.0% compared to 2013. The significant foreign exchange gain for the period ended December 31, 2014 was a result of the translation of $90 million of our initial public offering proceeds into euros at the foreign exchange closing rate generating a €8.9 million gain, partially offset by the cost of premiums on related hedging instruments (€2.2 million).

2013 Compared to 2012

Financial expense for 2013 increased by €5.3 million, or 340.5%, compared to 2012. The significant foreign exchange loss for the year ended December 31, 2013 is primarily due to a strengthening of the euro compared to the Japanese Yen, the Brazilian Real and the U.S. dollar and arises on the settlement or translation by our foreign subsidiaries whose functional currency is not the euro for their monetary statement of financial position items into their functional currency.

Criteo K.K. (Japan), Criteo Corp. (United States) and Criteo do Brasil’s (Brazil) are the primary contributors especially due to translation of their payable balances into euros.

Provision for Income Taxes

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
Provision for income taxes (in thousands)	€(6,556)	€(2,413)	€(13,253)	(63.2)%	(449.2)%
% of revenue	(2.4)%	(0.5)%	(1.8)%
Effective tax rate	88.8%	63.4%	27.3%

2014 Compared to 2013

The provision for income taxes for 2014 increased €10.8 million, or 449.2%, compared to 2013. The annual effective tax rate for 2014 was 27.3%, compared to an annual effective tax rate of 63.4% for 2013. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of the domestic tax deduction applicable to technology royalty income we received from our subsidiaries, differences in tax rates in foreign jurisdictions and non-deductible losses in certain of our foreign subsidiaries and share-based compensation expense.

In 2014, our income before taxes increased by €44.8 million to €48.6 million, compared to 2013, generating a €16.7 million theoretical income tax expense at a nominal standard French tax rate of 34.43%. This nominal tax expense is impacted primarily by the following items contributing to a €13.2 million effective tax expense and a 27.3% effective tax rate: €2.7 million of non-recognition of income tax assets related to Criteo Ltd, Criteo Singapore Pte. Ltd, Criteo do Brasil and Criteo Advertising (Beijing) Co. Ltd tax losses, €5.1 million in taxes related to our share-based compensation expense, for which no deferred taxes are recognized, the exclusion of the Cotisation sur la Valeur Ajoutée des Entreprises, or “CVAE”, a French business tax, from income taxes for €1.9 million and other permanent differences for €1.4 million offset by a €7.7 million tax deduction on share options exercised during the period by English and American residents and a €6.8 million tax deduction resulting from technology royalty income we received from our subsidiaries. Please see note 10 to our audited consolidated financial statements for more detailed information on the provision for income taxes.

As at December 31, 2014, we had €21.5 million of unrecognized deferred tax assets arising from tax losses, €11.4 million of which was attributable to our U.S. subsidiary, €2.1 million was attributable to the temporary differences of our Brazilian subsidiary and €6.1 million was attributable to the temporary differences of our UK subsidiary (of which €5.1 million concern the total potential tax deduction relating to stock-options). The changes from 2013 to 2014 related primarily to the recognition of deferred tax assets for another portion of Criteo Corp. tax losses in connection with our three-year tax plan (€2.2 million as deferred tax income) and the recognition of deferred tax liabilities relating to intangibles acquired in connection with the Tedemis acquisition (€2.4 million). We will review the determination not to recognize these deferred tax assets and the probability of utilization of these net operating losses in the future at year end 2015 in light of the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events. This analysis will be carried out in each tax jurisdiction where we have significant operations, and our expectations for growth, especially in the United States, may result in the recognition of additional deferred tax assets. Should we determine that recognition of additional deferred tax assets is appropriate, such recognition would likely continue reducing our effective tax rate.

2013 Compared to 2012

The provision for income taxes for 2013 decreased €4.1 million, or 63.2%, compared to 2012. The annual effective tax rate for 2013 was 63.4% compared to an annual effective tax rate of 88.8% for 2012. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of the domestic tax deduction applicable to technology royalty income we received from our subsidiaries, differences in tax rates in foreign jurisdictions and non-deductible losses at certain of our foreign subsidiaries and share-based compensation expense.

In 2013 our effective tax rate and provision for income taxes decreased compared to 2012 primarily due to the partial recognition of the tax losses of our U.S. subsidiary. Based on the projected taxable profit within the next three years, we determined that it is now probable that future taxable profit will be available against which the tax losses and tax credits can be utilized. Therefore, deferred tax assets were recognized for €2.4 million as of December 31, 2013. Furthermore, the initial tax regime elected in Brazil was changed at the beginning of 2013, and the subsidiary’s results are now taxed on realized profits, rather than on presumptive profits, which resulted in a decrease of €1.8 million in taxes for 2013. Finally, we had a €0.8 million decrease in taxes as a result of the utilization of previously unrecognized tax losses on our UK subsidiary. These decreases were partially offset by a €1.1 million increase in taxes related to our share-based compensation expense, for which no deferred taxes are recognized, and a decrease of €0.9 million for 2013 as compared to 2012 in the tax deduction resulting from technology royalty income we received from our subsidiaries as well as other factors contributing to an aggregate year-over-year €4.1 million decrease in the provision for income taxes. Please see note 10 to our consolidated financial statements for more detailed information on the provision for income taxes.

As of December 31, 2013, we had €13.5 million of unrecognized deferred tax assets arising from tax losses, €10.0 million of which are attributable to our U.S. subsidiary and €1.8 million attributable to our Brazilian subsidiary. We have reviewed the determination not to recognize these deferred tax assets and the probability of utilization of these net operating losses at year end 2014 in light of the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events. This analysis was carried out in each tax jurisdiction where we have significant operations, and our expectations for growth, especially in the United States, did not result in the recognition of additional deferred tax assets. If we had determined that recognition of additional deferred tax assets was appropriate, such recognition would likely have continued to reduce our effective tax rate.

Net Income

	Year Ended December 31,			% change
	2012	2013	2014	2012 vs 2013	2013 vs 2014
Net income (in thousands)	€831,000	€1,393	€35,364	67.6%	2,438.7%
% of revenue	0.3%	0.3%	4.7%

2014 Compared to 2013

Net income for 2014 increased €34.0 million, or 2,438.7% compared to 2013. This increase was the result of the factors discussed above, in particular, a €29.4 million increase in income from operations as well as a €15.5 million increase in financial income (expense) compared to 2013, partially offset by a €10.8 million increase in provision for income taxes compared to 2013.

2013 Compared to 2012

Net income for 2013 increased €0.6 million, or 67.6%, compared to 2012. This increase was the result of the factors discussed above and particularly a €1.7 million increase in income from operations as well as a €4.1 million decrease in provision for income taxes compared to 2012, partially offset by a €5.3 million increase in financial expense.

Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region

The following table sets forth our revenue, traffic acquisition costs and revenue ex-TAC by geographic region, including the Americas (North and South America), Europe, Middle East and Africa, or EMEA, and Asia-Pacific:

		Year Ended December 31,
	Region	2012	2013	2014
		(in thousands)
Revenue	Americas	€67,787	€123,004	€228,773
	EMEA	172,499	237,800	366,404
	Asia-Pacific	31,569	83,155	149,904

	Total	€271,855	€443,960	€745,081

Traffic acquisition costs	Americas	€(40,043)	€(75,306)	€(138,910)
	EMEA	(100,706)	(140,416)	(211,287)
	Asia-Pacific	(16,958)	(49,230)	(91,230)

	Total	€(157,707)	€(264,952)	€(441,427)

Revenue ex-TAC(1)	Americas	€27,744	€47,698	€89,863
	EMEA	71,793	97,385	155,117
	Asia-Pacific	14,611	33,925	58,674

	Total	€114,148	€179,008	€303,654

(1)	We define Revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region are not measures calculated in accordance with IFRS. We have included Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region in this Annual Report on Form 20-F because they are key measures used by our management and board of directors. In particular, we believe that the elimination of TAC from revenue and review of these measures by region can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS.

Some of these limitations are: (a) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; (b) other companies may report Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region or similarly titled measures but define the regions differently, which reduces their effectiveness as a comparative measure; and (c) other companies may report Revenue ex-TAC or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region alongside our other IFRS based financial performance measures, such as revenue and our other IFRS financial results. The above table also provides a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS. The above table provides a reconciliation of revenue ex-TAC by region to revenue by region, please also refer to footnote 3 to the Other Financial and Operating Data table in “Item 3.A—Selected Financial Data” of this Annual Report on Form 20-F for a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.

Constant Currency Reconciliation

Information in this Annual Report on Form 20-F with respect to results presented on a constant-currency basis was calculated by translating current period results at prior period average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends. Below is a table which reconciles the actual results presented in this section with the results presented on a constant-currency basis:

	Year ended December 31,			% Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013
	(in thousands)
Revenue as reported	€271,855	€443,960	€745,081	63.3%	67.8%

Conversion impact euro/other currencies	(7,835)	27,985	10,906

Revenue at constant currency	264,020	471,945	755,987	78.8	70.3

Traffic acquisition costs as reported	157,707	264,952	441,427	68.0	66.6
Conversion impact euro/other currencies	(4,653)	17,033	7,053

Traffic acquisition costs at constant currency	153,054	281,985	448,480	84.2	69.3

Revenue ex-TAC as reported	114,148	179,008	303,654	56.8	69.6
Conversion impact euro/other currencies	(3,183)	10,952	3,853

Revenue ex-TAC at constant currency	110,965	189,960	307,507	71.2	71.8

Other cost of revenue as reported	12,662	21,956	36,150	73.4	64.6
Conversion impact euro/other currencies	(467)	1,139	268

Other cost of revenue at constant currency	€12,195	€23,095	€36,418	89.4%	65.9%

Quarterly Results of Operations

The following tables set forth our unaudited consolidated statement of income data for the last eight quarters, as well as the percentage of revenue for each line item shown. We derived this information from our unaudited interim consolidated financial information, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. The quarterly results of operations have been prepared by, and are the responsibility of, our management and have not been audited or reviewed by our independent registered public accounting firm. You should read this information together with our audited consolidated financial statements and related notes beginning on page F-1.

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Consolidated Statements of Income Data:
Revenue	€94,860	€99,400	€113,811	€135,889	€152,520	€165,317	€194,449	€232,796
Cost of revenue(1)
Traffic acquisition costs	(57,553)	(59,369)	(66,996)	(81,034)	(89,787)	(98,294)	(116,853)	(136,493)
Other cost of revenue	(5,172)	(5,708)	(4,742)	(6,334)	(7,446)	(8,303)	(9,347)	(11,054)

Gross profit	€32,134	€34,324	€42,073	€48,521	€55,287	€58,720	€68,249	€85,249

Operating expenses(1)
Research and development	(6,252)	(6,942)	(9,008)	(9,973)	(10,028)	(10,829)	(12,244)	(12,191)
Sales and operations	(17,296)	(22,787)	(20,427)	(22,306)	(27,222)	(31,787)	(34,715)	(39,668)
General and administrative	(7,536)	(7,659)	(6,919)	(9,273)	(11,815)	(11,083)	(12,192)	(13,698)

Total operating expenses	(31,084)	(37,388)	(36,354)	(41,552)	(49,065)	(53,700)	(59,151)	(65,557)

Income (loss) from operations	1,051	(3,064)	5,719	6,969	6,222	5,020	9,098	19,692

Financial income (expense)	246	(2,791)	(1,054)	(3,269)	805	957	5,560	1,264

Income (loss) before taxes	1,297	(5,855)	4,665	3,700	7,027	5,977	14,658	20,956
(Provision for) benefit from income taxes	(590)	236	(1,627)	(432)	(3,205)	(3,549)	(3,185)	(3,313)

Net income (loss)	€707	€(5,619)	€3,038	€3,268	€3,822	€2,427	€11,473	€17,463

Other Financial Data:
Revenue ex-TAC(2)	€37,307	€40,031	€46,815	€54,855	€62,733	€67,023	€77,596	€96,303
Adjusted EBITDA(3)	€4,556	€685	€11,568	€14,504	€14,505	€13,245	€19,828	€31,854
Average revenue per employee(4)	$597	$625	$723	$780	$701	$678	$686	$726

(1)	Cost of revenue and operating expenses include share-based compensation expense, service costs (pension), depreciation and amortization expense and acquisition related deferred price consideration as follows:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2013	2013	2013	2013	2014	2014	2014	2014
	(in thousands)
Share-Based Compensation Expense:
Research and development	€(281)	€(278)	€(909)	€(581)	€(606)	€(487)	€(984)	€(700)
Sales and operations	(599)	(227)	(683)	(1,292)	(1,870)	(2,051)	(2,531)	(2,814)
General and administrative	(645)	(685)	(237)	(459)	(780)	171	(800)	(1,326)

Total share-based compensation expense	€(1,525)	€(1,190)	€(1,829)	€(2,332)	€(3,256)	€(2,367)	€(4,315)	€(4,840)

Service costs (pension):
Research and development	€—	€(67)	€(25)	€(17)	€(50)	€(13)	€(32)	€(31)
Sales and operations	—	(58)	(26)	(21)	(26)	(41)	(38)	(36)
General and administrative	(91)	45	(16)	(5)	(33)	(19)	(25)	(27)

Total service costs (pension)(a)	€(91)	€(45)	€(67)	€(43)	€(109)	€(73)	€(95)	€(94)

Depreciation and amortization expense:
Cost of revenue	€(1,364)	€(1,779)	€(2,007)	€(2,696)	€(3,309)	€(3,614)	€(4,245)	€(5,008)
Research and development	(152)	(77)	(168)	(518)	(412)	(1,252)	(1,059)	(1,009)
Sales and operations	(252)	(501)	(516)	(523)	(599)	(609)	(701)	(854)
General and administrative	(122)	(122)	(160)	(162)	(187)	(203)	(213)	(260)

Total depreciation and amortization expense	€(1,890)	€(2,479)	€(2,851)	€(3,899)	€(4,507)	€(5,678)	€(6,217)	€(7,131)

Acquisition-related deferred price consideration:
Research and development	€—	€—	€(1,102)	€(1,261)	€(411)	€(108)	€(101)	€(97)
Sales and operations	—	—	—	—	—	—	—	—
General and administrative	—	—	—	—	—	—	—	—

Total acquisition-related deferred price consideration	€—	€—	€(1,102)	€(1,261)	€(411)	€(108)	€(101)	€(97)

(a)	Effective January 1, 2012, actuarial gains and losses are recognized in other comprehensive income. Prior periods have not been modified as the effect of the change in accounting policy is immaterial.
(2)	We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the Other Financial and Operating Data table in “Item 3.A—Selected Financial Data” of this Annual Report on Form 20-F for more information. Below is a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Reconciliation of Revenue ex-TAC to Revenue:
Revenue	€94,860	€99,400	€113,811	€135,889	€152,520	€165,316	€194,449	€232,796
Adjustment:
Traffic acquisition costs	(57,553)	(59,369)	(66,996)	(81,034)	(89,787)	(98,294)	(116,853)	(136,493)

Revenue ex-TAC	€37,307	€40,031	€46,815	€54,855	€62,733	€67,022	€77,596	€96,303

(3)	We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for more information. Below is a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Income:
Net income (loss)	€706	€(5,619)	€3,038	€3,268	€3,822	€2,427	€11,473	€17,643
Adjustments:
Financial Income (expense)	246	(2,791)	(1,054)	(3,269)	805	957	5,560	1,264
(Provision for) benefit from income taxes	(590)	236	(1,627)	(432)	(3,205)	(3,549)	(3,185)	(3,313)
Share-based compensation expense	(1,525)	(1,190)	(1,829)	(2,332)	(3,256)	(2,367)	(4,315)	(4,840)
Service costs (pension)	(91)	(80)	(67)	(43)	(109)	(73)	(95)	(94)
Depreciation and amortization expense	(1,890)	(2,479)	(2,851)	(3,899)	(4,507)	(5,678)	(6,217)	(7,131)
Acquisition–related deferred price consideration	—	—	(1,102)	(1,261)	(411)	(108)	(101)	(97)

Total net adjustments	(3,850)	(6,304)	(8,530)	(11,236)	(10,683)	(10,818)	(8,351)	(14,211)

Adjusted EBITDA	€4,556	€685	€11,568	€14,504	€14,505	€13,245	€19,828	€31,854

(4)	Represents revenue on a trailing 12 month basis measured from the applicable period divided by our average number of employees per quarter (which is calculated based on the total number of employees at the end of the prior quarter and the current quarter divided by two). Translated solely for convenience into U.S. dollars at the noon buying rate of €1.00 = US$1.2101 at December 31, 2014.

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(as a percentage of revenue)
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue
Traffic acquisition costs	(60.7)	(59.7)	(58.9)	(59.6)	(58.9)	(59.5)	(60.1)	(58.6)
Other cost of revenue	(5.5)	(5.7)	(4.2)	(4.7)	(4.9)	(5.0)	(4.8)	(4.7)

Gross profit	33.9	34.5	37.0	35.7	36.2	35.5	35.1	36.6

Operating expenses
Research and development	(6.6)	(7.0)	(7.9)	(7.3)	(6.6)	(6.6)	(6.3)	(5.2)
Sales and operations	(18.2)	(22.9)	(17.9)	(16.4)	(17.8)	(19.2)	(17.9)	(17.0)
General and administrative	(7.9)	(7.7)	(6.1)	(6.8)	(7.7)	(6.7)	(6.3)	(5.9)

Total operating expenses	(32.8)	(37.6)	(31.9)	(30.6)	(32.2)	(32.5)	(30.4)	(28.2)

Income (loss) from operations	1.1	(3.1)	5.0	5.1	4.1	(3.0)	4.7	8.5

Financial income
(expense)	0.3	(2.8)	(0.9)	(2.4)	0.5	(0.6)	2.9	0.5

Income (loss) before taxes	1.4	(5.9)	4.1	2.7	4.6	(3.6)	7.5	9.0

(Provision for) benefit from income taxes	(0.6)	0.2	(1.4)	(0.3)	(2.1)	(2.1)	(1.6)	(1.4)

Net income (loss)	0.7	(5.7)	2.7	2.4	2.5	(1.5)	5.9	7.6

Other Financial Data:
Revenue ex-TAC(1)	39.3%	40.3%	41.1%	40.4%	41.1%	39.9%	41.1%	41.4%
Adjusted EBITDA(2)	4.8%	0.7%	10.2%	10.7%	9.5%	10.2%	10.2%	13.7%

(1)	We define revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the Other Financial and Operating Data table in “Item 3.A—Selected Financial Data” and footnote 2 to the first table under “—Quarterly Results of Operations” of this Annual Report on Form 20-F for more information.
(2)	We define Adjusted EBITDA as our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the Other Financial and Operating Data table in “Item 3.A—Selected Financial Data” and footnote 3 to the first table under “—Quarterly Results of Operations” of this Annual Report on Form 20-F for more information.

B.	Liquidity and Capital Resources.

Working Capital

The following table summarizes our cash, cash equivalents and short-term investments, accounts receivable and working capital for the periods indicated:

	As of December 31,
	2012	2013	2014
	(in thousands)
Cash, cash equivalents and short-term investments	€43,262	€234,343	€289,784
Trade receivables, net of allowances for doubtful accounts	€60,685	€87,643	€158,633
Working capital(1)	€2,884	€(10,004)	€256,104

(1)	We define working capital as current assets less current liabilities.

Our cash and cash equivalents at December 31, 2014 were held for working capital purposes. The significant increase in cash and cash equivalents is primarily due, with respect to 2013, to the net proceeds from our initial and secondary public offering received in November 2013 and March 2014 and, with respect to 2013 and 2014, the cash generated from operations. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit accounts and money market funds that are currently providing only a minimal return. To mitigate the risk of exposure to exchange rate fluctuations in respect of the proceeds of our initial public offering which were received in U.S. dollars, we have determined a hedging strategy that is described in note 4 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Sources of Liquidity

Prior to our initial public offering, we funded our operations principally through private placements of our capital shares, cash flows from operations and bank borrowings. We also benefited to a much lesser extent from the proceeds of the exercise of share options and warrants and expect to continue to do so in the future, as such securities are exercised by holders. Since our inception, we raised a total of €47.0 million, net of costs and expenses, from the sale of preferred shares through four private placements. In November 2013, we received aggregate net proceeds of €197.0 million ($269.0 million) from our initial public offering. In March 2014, we received aggregate net proceeds of €16.4 million ($22.6 million) resulting from our secondary equity offering.

We are party to several loan agreements and revolving credit facilities, or RCF, with third-party financial institutions. Our loans and RCF agreements are presented in the table below:

Nature	Nominal/ Authorized amounts (in thousands)	Amount drawn (RCF only) (in thousands)	Interest rate	Settlement date
Central loan agreements
CEPAL Loans
August 27, 2012	€2,500	N/A	Fixed: 2.65%	September 5, 2015
September 28, 2012	€1,100	N/A	Fixed: 2.50%	November 5, 2015

LCL Loans
December 28, 2012	€2,500	N/A	Fixed: 2.40%	December 28, 2015
June 7, 2013	€8,000	N/A	Fixed: 2.30%	June 7, 2016

BPI Loan
February 20, 2014	€3,000	N/A	Fixed: 2.09%	May 31, 2021

Central RCF
BPI RCF
February 20, 2014	€3,000	€50	Floating rate: EURIBOR 3M + 0.7%	February 28, 2017
China RCF
HSBC RCF
October 3, 2014	RMB 15,000	RMB 10,000	Floating rate + 10%	October 3, 2015

We are party to two loan agreements with Caisse D’Epargne et de Prévoyance d’Auvergne et du Limousin, or CEPAL, providing an aggregate of €3.6 million, consisting of a €2.5 million loan to finance certain capital expenditures and a €1.1 million loan to finance our SAP licenses. The combined outstanding principal and interest for each CEPAL loan are payable in equal monthly installments based upon the applicable date of such loan. Each CEPAL loan matures in 2015. At December 31, 2014, there was €1.0 million outstanding on the CEPAL loans.

We are party to two loan agreements with Le Credit Lyonnais, or LCL, to finance certain capital expenditures. The combined outstanding principal and interest LCL loans are payable in equal monthly installments and mature in December 2015 and June 2016, respectively. At December 31, 2014, there was €4.9 million outstanding on the LCL loans.

In February 2014, we entered into two agreements with Bpifrance Financement (French Public Investment Bank) to support our development. The first agreement is a fixed rate seven-year term loan for €3.0 million. This amount will be amortized quarterly after a two-year grace period. The second agreement is a three-year RCF for a maximum amount of €3.0 million in the first year, and decreasing by €1.0 million in each subsequent year. The interest rate is Euribor 3 months plus a 0.70% margin. A 0.30% commitment fee is due on a quarterly basis depending on the amount used. At December 31, 2014, €50,000 had been drawn.

In October 2014, we entered into a revolving loan facility with HSBC to support the development of our Chinese subsidiary for a total amount of RMB15.0 million (€1.8 million). Interest is determined at a rate equal to the benchmark lending rate effective on the loan drawdown date promulgated by the People’s Bank of China with a 10% mark up and payable when the loan matures. At December 31, 2014, RMB10 million (€1.3 million) have been drawn.

All of these loans are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

We are also party to short-term credit lines and overdraft facilities with HSBC plc, LCL and Credit Industriel et Commercial, or CIC. We are authorized to draw up to a maximum of €9.4 million in the aggregate under the short-term credit lines and overdraft facilities. As of December 31, 2014, we had not drawn on any of these facilities. Any loans or overdraft under these short-term facilities bear interest based on the one month EURIBOR rate or three month EURIBOR rate. As these facilities are exclusively short-term credit and overdraft facilities, our banks have the ability to terminate such facilities on short notice. All of these short-term facilities are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

Operating and Capital Expenditure Requirements

In 2013 and 2014, our actual capital expenditures were €22.0 million and €35.4 million, respectively, primarily related to the acquisition of data center and servers equipment. We expect our capital expenditures to grow from less than 5% of revenue for 2014 to approximately 6% of revenue for 2015, as we plan to continue to build hosting capacity in all regions and significantly increase our redundancy capacity to strengthen our infrastructure. We also plan to increase our investments in internal information technology (IT) and in facilities globally, including in two offices in New York and London.

As part of our strategy to build upon our market and technology leadership, in July 2013, we acquired all of the shares of Ad-X for €5.5 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) in upfront cash plus €3.7 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) payable in cash over a three-year period. €1.1 million (based on the exchange rate of €1.1591 for a £1.00 as of July 11, 2013) of the upfront cash was placed into escrow for a period of 12 months to secure certain indemnification obligations of the selling shareholders. The upfront portion of the cash purchase price was funded using cash on hand. In February 2014, we acquired 100% of the equity of Tedemis for €17.0 million in upfront cash plus €4.0 million payable in cash over a two-year period if certain milestones are met. The upfront portion of the cash purchase price was funded using cash on hand. In April 2014, we acquired 100% of the equity of AdQuantic, a bidding technology company headquartered in Paris. The global amount of the acquisition is € 3.0 million paid in cash at the acquisition.

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

Historical Cash Flows

The following table sets forth our cash flows for 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cash flows provided by operating activities	€11,812	€24,705	€87,670
Cash used in investing activities	€(19,610)	€(28,133)	€(55,853)
Cash provided by financing activities	€35,903	€196,716	€23,383

Operating Activities

Cash provided by operating activities is primarily influenced by the increase in the number of clients using our solution and by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business. Cash provided by operating activities has typically been generated from net profit and by changes in our operating assets and liabilities, particularly in the areas of accounts receivable and accounts payable and accrued expenses, adjusted for non-cash and non-operating expense items such as depreciation, amortization and share-based compensation, deferred tax assets and income taxes.

In 2014, net cash provided by operating activities was €87.7 million and consisted of a net profit of €35.4 million, €53.9 million in adjustments for non-cash and non-operating items and €3.5 million of cash provided by working capital, partially offset by €5.1 million of income taxes paid during 2014. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €25.1 million, share-based compensation expense of €14.8 million and €17.3 million of accrued income taxes, partially offset by €4.0 million of changes in deferred tax assets. The €3.5 million increase in cash resulting from changes in working capital primarily consisted of an increase in operating cash flow due to a €53.2 million increase in accounts payable and a €19.4 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees. This was partially offset by an increase in accounts receivable of €63.1 million, primarily driven by increased revenue during the year as we continue to expand our operations and an increase in the average days outstanding of our accounts receivable. Prepaid expenses, VAT receivables, and other current assets also increased by €6.0 million, primarily the result of an increase in our revenue and to a lesser extent, an increase in office rental advance payments.

In 2013, net cash provided by operating activities was €24.7 million and consisted of a net profit of €1.4 million, €21.5 million in adjustments for non-cash and non-operating items and €13.0 million of cash provided by working capital, partially offset by €11.2 million of income taxes paid during 2013. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of €12.2 million, share-based compensation expense of €6.9 million and €6.1 million of accrued income taxes, partially offset by €3.7 million of changes in deferred tax assets. The €9.5 million increase in cash resulting from changes in working capital primarily consisted of an increase in operating cash flow due to a €3.4 million increase in accounts payable and a €11.4 million increase in accrued expenses such as payroll and payroll related expenses and VAT payables, driven primarily by an increase in traffic acquisition costs, and an increase in accrued payroll and payroll related expenses resulting from an increase in the number of our employees. This was partially offset by an increase in accounts receivable of €2.4 million, primarily driven by increased revenue during the year as we continue to expand our operations and an increase in the average days outstanding of our accounts receivable. Prepaid expenses, VAT receivables, and other current assets also increased by €3.0 million, primarily the result of an increase in our revenue and an increase in transaction costs to be recognized as a deduction from equity in the context of our initial public offering and to a lesser extent, an increase in office rental advance payments.

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

In 2014, net cash used in investing activities was €55.9 million and consisted of €35.4 million for purchases of property and equipment, €18.8 million related to the Tedemis and Adquantic acquisitions and €1.7 million composed of bank deposits or lease deposits related to new premises.

In 2013, net cash used in investing activities was €28.1 million and consisted of €22.0 million for purchases of property and equipment, €5.4 million related to the Ad-X acquisition, a €0.5 million interest-bearing bank deposit that has been pledged in relation with a guaranty provided by the depositary bank with regard to the 2008 and 2009 tax reassessment and €0.2 million security deposit related to our new premises in Japan.

In 2012, net cash used in investing activities was €19.6 million and consisted of €13.6 million for purchases of property and equipment, a €5.6 million interest-bearing bank deposit that has been pledged for the lease for our principal executive offices and €0.4 million for other security deposits for office spaces for certain of our subsidiaries.

Financing Activities

In 2014, net cash provided by financing activities was €23.4 million resulting from €15.3 million in net proceeds from our secondary equity offering in March 2014, €8.6 million from share option exercises, €4.2 million of new loans, and €0.2 million of lease deposits, partially offset by €4.9 million for repayment of indebtedness.

In 2013, net cash provided by financing activities was €196.7 million and consisted primarily of €192.2 million of net proceeds from our initial public offering, €8.0 million from borrowings under a new credit facility, partially offset by repayments of €3.5 million under our credit facilities.

Prior to our initial public offering, our financing activities consisted primarily of the issuance of preferred shares, proceeds from the exercise of share options and warrants, and borrowings and repayments under our credit facilities.

In 2012, net cash provided by financing activities was €35.9 million and consisted of €30.1 million from the issuance of our Series D preferred shares, €6.1 million from borrowings under our credit facilities and €0.2 million from other financial liabilities, partially offset by repayments of €0.4 million under our credit facilities.

C.	Research and Development, Patents and Licenses, etc.

We invest substantial resources in research and development to enhance our solution and technology infrastructure, develop new features, conduct quality assurance testing and improve our core technology. Our engineering group is primarily located in research and development centers in Paris, France and Palo Alto, California. We expect to continue to expand the capabilities of our technology in the future and to invest significantly in continued research and development efforts. We had 250 employees primarily engaged in research and development at December 31, 2014. Research and development expense totaled €14.3 million, €32.2 million and €45.3 million for 2012, 2013 and 2014, respectively.

D.	Trend Information.

Key Metrics

We review three key metrics to help us monitor the performance of our business and to identify trends affecting our business. These key metrics include number of clients, revenue ex-TAC, and adjusted earnings before interest, tax, depreciation and amortization, share-based compensation, service cost (pension) and acquisition-related deferred price consideration, or Adjusted EBITDA. We believe these metrics are useful to understanding the underlying trends in our business. The following table summarizes our key metrics for 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(euro amounts in thousands)
Number of clients	3,297	5,072	7,190
Revenue ex-TAC	€114,148	€179,008	€303,654
Adjusted EBITDA	€17,380	€31,313	€79,427

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

Our management views our revenue ex-TAC as a key measure to evaluate, plan and make decisions on our business activities and sales performance. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a discussion of the limitations of revenue ex-TAC and a reconciliation of revenue ex-TAC to revenue, the most comparable IFRS measure, for 2010, 2011, 2012, 2013 and 2014.

Adjusted EBITDA

Adjusted EBITDA represents our consolidated earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by management to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most comparable IFRS measure, for 2010, 2011, 2012, 2013 and 2014.

Highlights and Trends

Revenue

Our revenue for 2014 was €745.1 million, a 67.8% increase over 2013. The increase in revenue over this period was due to new client penetration and the expansion of our business with existing clients in all of our geographic regions, including, the Americas, EMEA, and Asia-Pacific. Specifically, this increase in revenue was primarily due to our continued expansion in the Americas and Asia-Pacific regions where our revenue increased by 86.0% and 80.3% respectively for 2014 over 2013.

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

Revenue ex-TAC

We are focused on maximizing our revenue ex-TAC on an absolute basis. We believe this focus builds sustainable long-term value for our business by fortifying a number of our competitive strengths, including access to advertising inventory, breadth and depth of data and continuous improvement of the Criteo Engine’s performance, allowing us to deliver more relevant advertisements at scale. As part of this focus we are continuing to invest in building relationships with direct publishers, and increasing access to leading advertising exchanges, which includes purchasing advertising inventory that may have lower margins on an individual impression basis, but generates incremental revenue ex-TAC. We believe this strategy maximizes the growth of our revenue ex-TAC on an absolute basis and strengthens our market position. We expect our traffic acquisition costs to continue to increase on an absolute basis as we continue to grow our revenue. Our traffic acquisition costs might also increase as a percentage of revenue as we continue to invest in building liquidity and long-term value for our shareholders over optimizing near-term gross margins.

Our revenue ex-TAC for 2014 was €303.7 million, a 69.6% increase over 2013 (or 71.8% on a constant currency basis). This increase reflects strong growth momentum across all regions as we have expanded our presence in our core markets and have entered new markets. In particular, revenue ex-TAC increased by 88.4% in the Americas for 2014 compared to 2013 primarily driven by our rapid expansion in the U.S. and in Brazil. In the Asia-Pacific region, revenue ex-TAC increased by 72.9% for 2014 compared to 2013 principally as a result of the expansion of our business into Japan. In addition, revenue ex-TAC increased by 59.3% in EMEA for 2014 compared to 2013, as we further penetrated our core Western European markets and entered into new geographies, including in Eastern Europe. Revenue ex-TAC is not a measure calculated in accordance with IFRS. Please see footnote 3 to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a discussion of the limitations of revenue ex-TAC and a reconciliation of revenue ex-TAC to revenue, the most comparable IFRS measure.

Adjusted EBITDA

Our Adjusted EBITDA for 2014 was €79.4 million, a 153.7% increase over 2013. Our increase in Adjusted EBITDA for 2014 compared to 2013 was primarily the result of the 69.6% growth in revenue ex-TAC over the period. This increase in Adjusted EBITDA was achieved despite the significant increase in our investments made during 2014, especially in hosting costs, sales and operations expenses and general and administrative expenses, as we continued to expand geographically and have continued scaling our corporate infrastructure to support future growth and our operation as a public company. In the short-term, we expect to continue to invest in our resources and, as a consequence of these increased investments, we anticipate moderate growth in Adjusted EBITDA. Over time, we expect our Adjusted EBITDA to increase as a percentage of our revenue ex-TAC, as we benefit from a larger scale and operating leverage. Adjusted EBITDA is not a measure calculated in accordance with IFRS. Please see footnote 5 to the to the Other Financial and Operating Data table in “Item 3.A – Selected Financial Data” of this Annual Report on Form 20-F for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most comparable IFRS measure.

Number of Clients

Since our inception, we have significantly grown the number of clients with which we do business. Our base of clients increased to approximately 7,200 at December 31, 2014, a 41.8% increase over December 31, 2013. This growth in the number of clients using our solution has been driven by a number of factors, including our global footprint expansion, our continued development of large clients in the retail, travel and classifieds industry verticals, our strong commercial success with mid-market clients and our penetration into new industry verticals. We believe that our ability to increase the number of clients using our solution is a leading indicator of our ability to grow revenue over time. We expect to continue to focus our attention and investment on further growing our client base across all regions and various industry verticals.

Client Retention

Our technology solution is designed to enable clients to efficiently and effectively engage and convert consumers through highly targeted and personalized internet display advertisements. We measure our client satisfaction through our ability to retain our clients and the revenue they generate quarter after quarter. We define client retention rate as the percentage of live clients during the previous quarter that continued to be live clients during the current quarter. This metric is calculated on a quarterly basis, and for annual periods, we use an average of the quarterly metrics. We define a live client as a client whose advertising campaign has or had been generating revenue ex-TAC for us on any day over the relevant measurement period. In each of 2012, 2013 and 2014, our client retention rate was approximately 90%. We define our revenue retention rate with respect to a given twelve-month period as (1) revenue recognized during such period from clients that contributed to revenue recognized in the prior twelve-month period divided by (2) total revenue recognized in such prior twelve-month period. Our revenue retention rate was 155%, 135% and 147% for the years ended December 31, 2012, 2013 and 2014, respectively. We believe our ability to retain and grow revenue from our live clients is a useful indicator of the stability of our revenue base and the long-term value of our client relationships.

Seasonality

Our client base consists primarily of businesses in the online retail, classifieds and travel industries. In the online retail industry in particular, many businesses devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday spending by consumers. Our e-commerce retail and travel clients typically conduct fewer advertising campaigns in the second quarter than they do in other quarters. As a result, our revenue tends to be seasonal in nature but the impact of this seasonality has been offset by our significant growth and geographic expansion. If the seasonal fluctuations become more pronounced, our operating cash flows could fluctuate materially from period to period.

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

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2014. Future events could cause actual payments to differ from these estimates.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Long-term debt	€6,595	€2,592	€1,563	€—	€10,750
Finance leases	232	21	—	—	253
Operating leases	13,293	24,763	22,650	4,636	65,342
Other financial liabilities	402	157	—	—	559
Financial derivatives	612	—	—	—	612

Total	€21,134	€27,533	€24,214	€4,636	€77,516

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Long-term debt (for the less than one year portion) includes accrued interest of €15,904. Pension contributions and cash outflows have not been included in the above table as they have been deemed immaterial.

G.	Safe Harbor.

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of January 31, 2015:

Name	Age	Position(s)
Executive Officers:
Jean-Baptiste Rudelle(4)	45	Chairman of the Board, Chief Executive Officer
Benoit Fouilland	50	Chief Financial Officer
Eric Eichmann	47	President and Chief Operating Officer
Romain Niccoli	37	Chief Technology Officer and Co-Founder
Non-Employee Directors:
Marie Ekeland(2)(3)(4)	39	Director
Dana Evan(1)(3)(4)	55	Director
Hubert de Pesquidoux(1)(4)	49	Director
Dominique Vidal(2)(3)(4)	50	Director
James Warner(1)(2)(4)	61	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nomination and corporate governance committee.
(4)	Member of the strategy committee.

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

Eric Eichmann has served as our Chief Operating Officer since November 2013, and in August 2014 he was appointed as President and Chief Operating Officer. Prior to that, Mr. Eichmann served as our Chief Revenue Officer from March 2013 to November 2013. From September 2010 to December 2012, Mr. Eichmann was the Chief Operating Officer of LivingSocial, Inc. and President of International at LivingSocial Limited. From September 2006 to August 2010, Mr. Eichmann served as Chief Operating Officer at Rosetta Stone Ltd. Mr. Eichmann received a Masters in Management degree from the Kellogg Graduate School of Management, Northwestern University and a Masters in Computer Engineering degree from the Swiss Federal Institute of Technology.

Romain Niccoli, one of our founders, has served as our Chief Technology Officer since March 2006. From October 2000 to May 2005, he served as Lead Software Design Engineer at Microsoft Corporation. Mr. Niccoli received a Masters in Computer Science degree from Mines Paris Tech, France.

Marie Ekeland has served as a member of our board of directors since July 2013. From March 2006 to July 2013, Ms. Ekeland served as the representative of Elaia Partners on our board of directors. From September 2005 to August 2014, Ms. Ekeland served as a Partner at Elaia Partners, a private equity firm. Since July 2012, Ms. Ekeland is also Co-Founder and Co-President of France Digitale, a joint start-up and venture capital association for French digital entrepreneurship. Ms. Ekeland is a member of the board of directors for Bibicheri SAS and Parrot SA. Ms. Ekeland received an Engineer’s degree in Mathematics and Computer Science from the University of Paris Dauphine and received a Masters in Economics degree from Paris School of Economics. The board of directors believes that Ms. Ekeland’s experience in working with entrepreneurial companies, and her particular familiarity with technology companies, allow her to make valuable contributions to the board of directors.

Dana Evan has served as a member of our board of directors since March 2013. Since July 2007, Ms. Evan has invested in and served on the boards of directors of companies in the internet, technology and media sectors. From May 1996 until July 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the internet and telecommunications networks. Ms. Evan currently serves on the boards of directors of Box Inc., a provider of an enterprise cloud-based product platform, Everyday Health, Inc., a provider of digital health and wellness solutions, Proofpoint, Inc., a security-as-a-service provider, and a number of privately held companies. Ms. Evan previously served on the board of directors of Omniture, Inc., an online marketing and web analytics company, until it was acquired by Adobe Systems Incorporated in October 2009. Ms. Evan is a certified public accountant (inactive) and received a Bachelor of Science degree in Commerce from Santa Clara University. The board of directors believes that Ms. Evan’s broad expertise in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology and internet companies allow her to make valuable contributions to the board of directors.

Hubert de Pesquidoux has served as a member of our board of directors since October 2012. Mr. de Pesquidoux is currently Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. Until 2009, Mr. de Pesquidoux spent 21 years in various roles as a senior executive of Alcatel-Lucent SA. His last position was Chief Financial Officer of Alcatel-Lucent and President of its Enterprise Business Group. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux served as Chairman of the Board for Tekelec from May 2011 to January 2012. He is currently the chairman of the audit committee and member of the board of directors of Sequans Communications S.A, Mavenir Systems and Radisys Corporation, as well as a member of the board of directors of TNS. He is also a member of the UPMC Information Technology Board of Visitors, which advises UPMC on matters generally related to information technology strategy, acquisition and implementation. The board of directors believes that Mr. de Pesquidoux’s experience and knowledge in the high-tech industry, as well as his broad financial expertise, allow him to make valuable contributions to the board of directors.

Dominique Vidal has served as a member of our board of directors since July 2013. From December 2007 to July 2013, Mr. Vidal served as the representative of Index Venture Associates IV Limited on our board of directors. Since September 2007, Mr. Vidal has served as a Partner of Index Venture Management LLP, a venture capital firm, and serves on the board of directors of several companies in the technology sector. Prior to joining Index Venture Management LLP, Mr. Vidal was the Managing Director of Yahoo! Europe from 2004 to 2007. Mr. Vidal currently serves on the board of directors of I-Graal SAS, Metapack Ltd, Navabi GmbH, OneFineStay, Outbrain and Squarespace, and on the board of DoubleDutch Inc. and Techmedia in an observer capacity. Mr. Vidal received an Engineering degree from École Supérieure d’Électricité (Supélec). The board of directors believes that Mr. Vidal’s investment and operations experience, including in the internet display and advertising industries, allow him to make valuable contributions to the board of directors.

James Warner has served as a member of our board of directors since February 2013 and as our lead independent director since December 2013. Since January 2009, he has been a Principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media. From January 2000 until December 2008, Mr. Warner served in various leadership roles at aQuantive Inc., including as Executive Vice President at Razorfish Inc. (formerly Avenue A), which was acquired by Microsoft Corporation in August 2007. Prior to aQuantive, he held leadership positions at HBO, CBS and Primedia. Mr. Warner is also a member of the board of directors for Merkle, Inc., Invision, Inc., Zoom, Inc. and Healthline Networks, Inc. Mr. Warner received a Bachelors of Arts degree in American Studies from Yale University and a Masters in Business Administration from Harvard Business School. The board of directors believes that Mr. Warner’s experience in the consumer and digital marketing and media industries allows him to make valuable contributions to the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Compensation.

Compensation of Executive Officers and Directors

Aggregate Compensation

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2014, was €7.7 million. For the year ended December 31, 2014, €182,218 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers. For additional information regarding compensation paid to our named executive officers, which include our principal executive officer, principal financial officer and the next two most highly compensated executive officers for 2014 who continue to serve as our executive officers, see “Item 6.B.—Compensation—2014 Named Executive Officer Summary Compensation Table.” For additional information regarding equity grants made to our executive officers and directors in 2014, see “Item 7.B—Related Party Transactions—Equity Awards.”

2014 Director Compensation Table

The following table sets forth information regarding the compensation earned by our directors who are not executive officers for service on our board of directors during the year ended December 31, 2014. Mr. Rudelle, our Chief Executive Officer and Chairman of the board of directors, is a director but does not receive any additional compensation for his services as a director. See “Item 6.B.—Compensation—2014 Named Executive Officer Summary Compensation Table” for information regarding Mr. Rudelle’s compensation as an executive officer.

Name	Fees Earned or Paid in Cash (€)	Warrants (€)(2)	Total (€)
Byron Deeter(1)	—	—	—
Marie Ekeland	12,400	—	12,400
Dana Evan	27,304	—	27,304
Benoist Grossmann(1)	—	—	—
Hubert de Pesquidoux	32,323	—	32,323
Dominique Vidal	—	—	—
James Warner	37,571	—	37,571

(1)	Each of Messrs. Deeter and Grossmann was a director during the year ended December 31, 2014 but resigned effective January 29, 2014.

(2)	The table below shows the aggregate number of warrants outstanding for each of our non-employee directors as of December 31, 2014:

Name	Aggregate warrants outstanding (#)
Marie Ekeland	—
Dana Evan	30,600	(a)
Hubert de Pesquidoux	30,600	(b)
Dominique Vidal	—
James Warner	54,600	(c)

(a)	Warrants to purchase 20,400 ordinary shares were fully vested and exercisable on December 31, 2014 and warrants to purchase 10,200 ordinary shares became exercisable on March 6, 2015.
(b)	Warrants to purchase 30,600 ordinary shares were fully vested and exercisable on December 31, 2014.
(c)	Warrants to purchase 44,400 ordinary shares were fully vested and exercisable on December 31, 2014 and warrants to purchase the remaining 10,200 ordinary shares became exercisable on February 7, 2015.

2014 Named Executive Officer Summary Compensation Table

The following table sets forth information regarding compensation earned during the years ended December 31, 2012, 2013 and 2014 by our principal executive officer, principal financial officer and the next two most highly compensated executive officers for 2014 who continue to serve as our executive officers. These individuals are referred to herein as our named executive officers.

Name and Principal Position	Year	Salary (€)		Bonus (€)	Option/ Warrant Awards (€)(1)	Non-Equity Incentive Plan Compensation (€)(2)(13)		All Other Compensation (€)(3)		Total (€)
Jean-Baptiste Rudelle	2014	401,485	(4)	—	3,118,291	648,504		53,905	(5)	4,222,185
Chief Executive Officer and Co-Founder	2013	314,000		—	—	502,400		24,211		840,611
	2012	226,123	(6)	—	1,247,861	350,353	(7)	98,648	(8)	1,922,985

Benoit Fouilland	2014	270,000		—	—	305,285		26,691		601,976
Chief Financial Officer	2013	270,000		—	411,000	172,800		15,247		869,047
	2012	225,000	(9)	—	2,472,808	67,178		3,791		2,768,777

Eric Eichmann	2014	378,275	(10)	—	—	488,811	(10)	112,398	(10)	979,484
Chief Operating Officer	2013	211,993	(11)(12)	—	2,413,600	144,945	(12)	142,159	(12)	2,912,697
	2012	—		—	—	—		—		—

Romain Niccoli	2014	230,000		—	1,344,768	185,755		24,230		1,784,754
Chief Technology Officer

(1)	This column reflects the full grant date fair value for options/warrants granted during the year as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 8 to our audited consolidated financial statements included in this Annual Report on Form 20-F.
(2)

Reflects bonus payments pursuant to our 2012 bonus plan, 2013 bonus plan or 2014 bonus plan as applicable, pursuant to which our executive officers are eligible to earn annual performance bonuses based on corporate and individual performance objectives for the applicable year. The target awards were calculated as an amount or a percentage of an executive officer’s base salary and varied by executive officer. The corporate component was gross margin and Adjusted EBITDA and the individual component was measured by individual performance objectives, each set by our compensation committee. The relative weightings between these objectives varied by executive officer. There was also an ability to receive cash for performance in excess of these objectives capped at 200% of the target award.
(3)	Includes participation in profit sharing plans, private insurance for loss of employment, death and disability coverage, annual leave allowance in France, in the United-States and the United Kingdom, Company contributions to pension plans and housing and expatriate allowances.
(4)	This amount includes $112,500 earned in U.S. dollars that is reported above in euros based on an exchange rate for U.S. $ to € of 1.3264.
(5)	Also includes reimbursement of relocation expenses in the amount of €28,605 in connection with Mr. Rudelle’s relocation from Paris, France to Palo Alto, California and round-trip airfare for Mr. Rudelle and his immediate family to Paris, France.
(6)	This amount includes £27,191 earned in British Pounds that is reported above in euros based on an exchange rate for £ to € of 1.2326.
(7)	This amount includes £173,357 earned in British Pounds which is reported above in euros based on an exchange rate for £ to € of 1.2326.
(8)	This amount includes $104,594 earned in U.S. dollars but is reported above in euros based on the exchange rate for U.S. $ to € as of December 31, 2012.
(9)	Mr. Fouilland joined the Company in March 2012 and his cash compensation for 2012 reflects a partial year of service.
(10)	This amount was earned in British Pounds but is reported above in euros based on an exchange rate for £ to € of 1.24106.
(11)	Mr. Eichmann joined the Company in March 2013 and his cash compensation for 2013 reflects a partial year of service.
(12)	This amount was earned in British Pounds but is reported above in euros based on an exchange rate for £ to € of 1.1777.
(13)	Includes expected 2014 bonuses which have not yet been paid.

Outstanding Equity Awards as of December 31, 2014

The following table provides information about outstanding share options and warrants held by each of our executive officers at December 31, 2014. Our executive officers did not hold any restricted (free) shares or other share awards as of December 31, 2014.

Name	Number of Securities Underlying Unexercised Options/ Warrants (#) Exercisable		Number of Securities Underlying Unexercised Options/ Warrants (#) Unexercisable		Option/ Warrant Exercise Price (€)	Option/ Warrant Expiration Date
Jean-Baptiste Rudelle	—		329,281	(1)	22.95	7/30/2024
	29,165	(2)	48,608	(2)	5.95	4/30/2022
Benoit Fouilland	341,718	(3)	155,328	(3)	5.95	3/20/2022
	18,750	(4)	41,250	(4)	12.08	9/03/2023
Eric Eichmann	100,000	(5)	200,000	(5)	10.43	4/18/2023
	25,000	(6)	55,000	(6)	12.08	9/3/2023
Romain Niccoli	—		142,003	(7)	22.95	7/30/2024
	61,845	(8)	—		8.28	10/25/2022
	22,408	(9)	13,448	(9)	5.95	4/30/2022
	87,559	(10)	—		2.10	4/23/2020

(1)	These share options were granted on July 30, 2014 and are exercisable for ordinary shares. Options for 82,320 ordinary shares vest on July 30, 2015 and options for 246,961 ordinary shares vest in 12 equal quarterly installments thereafter, subject to the recipient’s continued service with the Company.

(2)	This employee warrant was granted on April 30, 2012 and is exercisable for ordinary shares. The 48,608 ordinary shares vest in six equal quarterly installments, subject to the recipient’s continued service with the Company.
(3)	This employee warrant was granted on March 20, 2012 and is exercisable for ordinary shares. The remaining 155,328 ordinary shares vest in five equal quarterly installments, subject to the recipient’s continued employment with the Company.
(4)	This employee warrant was granted on September 3, 2013 and is exercisable for ordinary shares. The remaining 41,250 ordinary shares vest in eleven equal quarterly installments, subject to the recipient’s continued employment with the Company.
(5)	These share options were granted on April 18, 2013 and are exercisable for ordinary shares. Options for the remaining 200,000 ordinary shares vest in ten equal quarterly installments, subject to the recipient’s continued employment with the Company.
(6)	These share options were granted on September 3, 2013 and are exercisable for ordinary shares. The share options for the remaining 55,000 ordinary shares vest in eleven equal quarterly installments, subject to the recipient’s continued employment with the Company.
(7)	These share options were granted on July 30, 2014 and are exercisable for ordinary shares. Share options for 35,500 ordinary shares vest on July 30, 2015 and the share options for the remaining 106,503 ordinary shares vest in twelve equal quarterly installments thereafter, subject to the recipient’s continued employment with the Company.
(8)	This employee warrant was granted on October 25, 2012 and is exercisable for ordinary shares.
(9)	This employee warrant was granted on April 30, 2012 and is exercisable for ordinary shares. The remaining 13,448 ordinary shares vest in six equal quarterly installments, subject to the recipient’s continued employment with the Company.
(10)	This employee warrant was granted on April 23, 2010 and was exercised on January 13, 2015.

Employment and Related Agreements

We have entered into employment agreements, offer letters and similar agreements with the following of our executive officers. Except as described below or in “Item 7.B.—Related Party Transactions—Founder Non- Compete Agreements,” there are no arrangements or understanding between us and any of our executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

Jean-Baptiste Rudelle

From January to July 2014, Mr. Rudelle was exclusively Chairman and Chief Executive Officer of Criteo S.A. and was entitled to an annual base salary of €400,000 and was eligible to earn an annual target bonus of 100% of his annual base salary for his services to Criteo S.A. Effective August 1, 2014, Mr. Rudelle was entitled to an annual base salary of €200,000 and was eligible to earn an annual target bonus of 100% for his services to Criteo S.A.

Effective August 1, 2014, Mr. Rudelle became the Chief Executive Officer of Criteo Corp., our U.S. subsidiary, in addition to continuing in his role as Chairman and Chief Executive Officer for Criteo S.A. In connection with this new role, Criteo Corp. entered into an at-will offer letter with Mr. Rudelle, pursuant to which Mr. Rudelle is entitled to an annual base salary of $270,000 and is eligible to earn an annual target bonus of 100% of his annual base salary for his services to Criteo Corp.

Benoit Fouilland

In November 2011, we entered into an employment agreement with Mr. Fouilland, our Chief Financial Officer, with an effective date as of March 1, 2012. Under the terms of his employment agreement, Mr. Fouilland is entitled to an annual base salary of €270,000 and is eligible to earn an annual target bonus of 70% of his annual base salary for his services.

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

Eric Eichmann

We entered into an employment agreement effective as of March 2013, and certain related letter agreements, with Mr. Eichmann, who currently serves as our Chief Operating Officer. Under the terms of his employment agreement and the related letter agreements, Mr. Eichmann is entitled to an annual base salary of £240,000 for 2013 and £304,800 for 2014 and is eligible to participate in our employee benefit plans and an annual bonus program with an annual target bonus of 80% of his annual base salary for his services. Mr. Eichmann was also entitled to and received a welcome bonus of £70,000 as well as reimbursement of certain expenses arising from his relocation to London from the United States. As part of his employment agreement, Mr. Eichmann agreed not to engage in certain competitive activities during the six month period following the date of his termination of employment with us. This agreement may be terminated by either party with six months’ prior written notice and may be terminated by us without notice for cause. If Mr. Eichmann’s employment is terminated by us without cause or terminated by Mr. Eichmann for good reason, as defined in the applicable letter agreement, before the first anniversary of the start date Mr. Eichmann would be entitled to an £170,000 severance payment.

Romain Niccoli

In March 2006, we entered into an employment agreement with Mr. Niccoli, our Chief Technology Officer. For the year ended December 31, 2014, Mr. Niccoli was entitled to an annual base salary of €230,000 and an annual target bonus of 50% of his annual base salary for his services. Mr. Niccoli’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment subject to payment by us of monthly compensation in the aggregate equal to no greater than one year of the annual gross salary paid to Mr. Niccoli prior to his termination. In July 2013, we entered into an agreement with Mr. Niccoli pursuant to which we paid Mr. Niccoli €15,000 in respect of the transfer of certain IP related rights accruing under French law in respect of patentable inventions developed while employed by us.

Bonus Plans

Pursuant to our 2014 bonus plan, our executive officers are eligible to earn annual performance bonuses based on corporate and functional performance objectives in 2014. The target awards are calculated as an amount or a percentage of an executive officer’s base salary and varied by executive officer. The corporate components are Revenue ex-TAC and Adjusted EBITDA and the functional component is measured by functional performance objectives, each set by our compensation committee. There is also an ability to receive cash for performance in excess of these objectives capped at 200% of the target award.

Equity Incentives

We believe that our ability to grant incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, historically, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	employee share options (otherwise known as options de souscription d’actions, or OSA), granted to employees of Criteo S.A. and its subsidiaries;

•	employee warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise, or BSPCE), granted only to employees of Criteo S.A., which under French law may only be issued by growth companies meeting certain criteria, which since the completion of our initial public offering we no longer meet;

•	non-employee warrants (otherwise known as bons de souscription d’actions, or BSA), historically typically granted only to non-employee directors and other service providers not eligible for either employee warrants or employee share options, but which may be issued to employees of Criteo S.A. or its subsidiaries; and

•	restricted (free) shares (otherwise known as actions gratuites).

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

As of December 31, 2014, employee warrants, employee share options and non-employee warrants allowing for the purchase of an aggregate of 7,555,249 ordinary shares, at a weighted average exercise price of €13.93 ($16.85) per share, were outstanding, of which employee warrants, employee share options and non-employee warrants to purchase an aggregate of 1,787,163 ordinary shares were held by our directors and executive officers. As of December 31, 2014 no rights to acquire restricted (free) shares were outstanding and all previously issued restricted (free) shares had fully vested.

Since December 31, 2014 we have granted employee warrants, employee share options and non-employee warrants to purchase an aggregate of 878,919 ordinary shares at a weighted average exercise price of €36.48 ($40.93) per share.

Share Options (OSA)

We grant share options to employees of Criteo S.A. and its subsidiaries pursuant to our Stock Option Plans. Our current plan, the 2014 Stock Option Plan, or 2014 Plan, was adopted by our board of directors in March 2014 and approved by our shareholders at a meeting held on June 18, 2014 . Our board of directors and shareholders have also previously adopted the 2013 Stock Option Plan, 2012 Stock Option Plan, 2011 Stock Option Plan, the 2010 Stock Option Plan and the 2009 Stock Option Plan (collectively, the prior plans, and together with the 2014 Plan, the Stock Option Plans). The terms of the Stock Option Plans are substantially the same and at this time new share option grants may only be made pursuant to the 2014 Plan.

Share options may be granted to any individual employed by the Company or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general managers.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2014 Plan is 9,941,527. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant. Share options may be granted under the 2014 Plan until August 18, 2017.

As of December 31, 2014, options exercisable for an aggregate of 5,621,094 ordinary shares, at a weighted average exercise price of €16.43 ($19.88) per share, were outstanding, of which options exercisable for 851,284 ordinary shares are held by our executive officers.

Administration. Our board of directors has the authority to administer the Stock Option Plans. Subject to the terms of the 2014 Plan, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

The board of directors has the authority to modify awards outstanding under our Stock Option Plans subject to the consent of the optionee if such modification is detrimental to him/her, including in particular the authority to extend the post-termination exercise period after the termination of the employment.

Share Options. The 2014 Plan provides for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and nonstatutory share options. These share options are granted pursuant to share option agreements adopted by the board of directors. The board of directors determines the exercise price for a share option, within the terms and conditions of the 2014 Plan, provided that the exercise price of a share option generally cannot be less than the fair market value of our ordinary shares on the date of grant. Options granted under the 2014 Plan vest at the rate specified by the board of directors.

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

The term of each share option is 10 years from the date of grant or, in the case of death or disability of the optionee during such ten-year period, six months from the death or disability of the optionee in accordance with French law. A share option shall remain exercisable for 90 days following an optionee’s termination of continuous status with the Company. In the case of an incentive share option, such period cannot exceed three months following the optionee’s termination of continuous status with the Company. In the event that an optionee’s continuous status terminates as a result of the optionee’s disability, unless otherwise resolved by the board of directors, the optionee may exercise vested options at any time within six months from the date of such termination. In the event of the death of an optionee during the term of the options, unless otherwise resolved by the board of directors, the vested options may be exercised at any time within six months following the date of death, by the optionee’s estate or by a person who acquired the right to exercise the option by bequest or inheritance.

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

Change in Control. In the event of a change in control occurring after the first anniversary of the date of grant, each outstanding share option granted under the 2009 Plan will automatically accelerate in full. Further, in the event of a change in control at any time (whether prior to or after the first anniversary of grant), each outstanding share option granted under the 2010, 2011, 2012, 2013 and 2014 Plans will be assumed or an equivalent option or right substituted by the successor corporation. In the event that the successor corporation does not agree to assume or substitute for the outstanding share options, each share option that is not assumed or substituted for, will accelerate and become fully vested and exercisable prior to the consummation of the change in control at such time and on such conditions as the board of directors shall determine. In addition, if a share option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change in control, the board of directors will notify the relevant optionee that his or her option will be fully vested and exercisable for a period of time and the share option will terminate upon the expiration of such period.

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

As of December 31, 2014, employee warrants exercisable for an aggregate of 1,734,747 ordinary shares, at a weighted average exercise price of €6.55 ($7.92) per share, were outstanding, of which employee warrants exercisable for 820,078 ordinary shares are held by our eligible directors and executive officers.

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

Employee Warrants. Our employee warrants granted prior to March 2011 were generally granted subject to a three-year vesting schedule under which one-third (1/3) of the employee warrants vest upon the first anniversary of grant and 1/12th at the expiration of each quarter thereafter, subject to continued service. Our employee warrants granted since March 2011 were generally granted subject to a four-year vesting schedule under which one-fourth (1/4) of the employee warrants vest upon the first anniversary of grant and 1/16th at the expiration of each quarter thereafter, subject to continued service. In each case, any warrant which is not exercised before the tenth anniversary of the date of grant will automatically lapse. Under French law, employee warrants may only be issued by growth companies meeting certain criteria, which following the completion of our initial public offering we no longer meet. As a result, we have not issued any employee warrants since our initial public offering. However, there are employees who still hold employee warrants which were issued prior to our initial public offering.

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

Non-Employee Warrants (BSA)

Historically, non-employee warrants were typically granted by our board of directors to non-employee directors and other service providers not eligible for either employee warrants or employee share options, however, these warrants may also be granted to employees of Criteo S.A. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at a price at least equal to ten percent (10%) of the exercise price of the underlying ordinary shares, which subscription price is meant to reflect at least the fair market value of the applicable warrants on the date of grant. There is no legal limitation to the size of the non-employee warrant pool.

As of December 31, 2014, non-employee warrants exercisable for an aggregate of 199,408 ordinary shares, at a weighted average exercise price of €7.54 ($9.12) per share, were outstanding, of which non-employee warrants exercisable for 115,800 ordinary shares are held by our directors and executive officers.

Administration. Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant and exercise price of non-employee warrants, the number of non- employee warrants to be granted and the terms and conditions of the non-employee warrants, including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of non-employee warrants after the end of the term of office.

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

Restricted (Free) Shares

Under our 2014 Free Share Plan, we may grant restricted (free) shares to the employees of Criteo S.A. and its subsidiaries. Our current plan, the 2014 Free Share Plan, was adopted by our board of directors in March 2014 and approved by our shareholders at a meeting held on June 18, 2014. Restricted (free) shares may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Restricted free shares may also be granted to our Chairman, our general manager and to our deputy general managers. However no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Share Reserve. The maximum number of our ordinary shares that may be issued under the 2014 Free Share Plan is 9,941,527. In addition, under French law, the number of restricted (free) shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant. Restricted (free) shares may be granted under the 2014 Free Share Plan until August 18, 2017. As of December 31, 2014, no rights to acquire restricted (free) shares were outstanding and all previously issued restricted (free) shares had fully vested.

Administration. Our board of directors has the authority to administer the 2014 Free Share Plan. Subject to the terms of the 2014 Free Share Plan, our board of directors determines recipients, dates of grant, the number of restricted (free) shares to be granted and the terms and conditions of the restricted (free) shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant and the holding period two years from the end of the acquisition period, it being specified that no holding period will be applicable to the beneficiaries for whom the acquisition period is at least 4 years). The board of directors has the authority to modify awards outstanding under our 2014 Free Share Plan subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares. The restricted (free) shares granted under the 2014 Free Share Plan will be definitively acquired at the end of the acquisition period as set by our board of directors (of a minimum of two years) subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However during the holding period (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years) the shares may not be sold, transferred or pledged. In the event of disability before the end of the acquisition period, the restricted (free) shares shall be definitively acquired by the beneficiary on the date of disability. For participants subject to tax in the United States, the date of such disability shall be the date such disability is incurred and in all cases such shares shall be delivered by March 15th of the year following the year in which such disability is incurred. In the event the beneficiary dies during the acquisition period, the restricted (free) shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six months from the date of death.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2014 Free Share Plan, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The Company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

B.	Board Practices.

Board composition

We currently have six directors. Under French law and our amended and restated by-laws, or our By-laws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy are elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth for each of our directors, their name, the year of their initial appointment as a director and the expiration date of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Baptiste Rudelle	Chairman	2006	2016
Marie Ekeland(1)	Director	2006	2016
Dana Evan	Director	2013	2015
Hubert de Pesquidoux	Director	2012	2015
Dominique Vidal(2)	Director	2007	2017
James Warner	Director	2013	2016

(1)	Served on the board of directors as representative of Elaia Partners until July 2013.
(2)	Served on the board of directors as representative of Index Venture Associates IV Limited until July 2013.

In addition, French law requires that companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, composed of representatives elected from among the employees. Our Works’ Council was formed in May 2011. Two of these representatives, currently Laura Malnar and Samuel Bernard, are entitled to attend all meetings of the board of directors and the shareholders, in an observer capacity.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Messrs. de Pesquidoux and Warner and Mmes. Ekeland and Evan representing four of our six directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. Our board of directors has determined that Mr. Vidal does not qualify as independent due to his affiliation with Index Ventures, one of our shareholders. Mr. Vidal is a Partner of Index Venture Management LLP. In making these determinations, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to- day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

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

Board Committees

The board of directors has established an audit committee, a compensation committee, a nomination and corporate governance committee and a strategy committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees complies with all applicable requirements of the French commercial code, the Exchange Act, Nasdaq, and SEC rules and regulations, except to the extent set forth above under “—Corporate Governance Practices.” In accordance with French law, committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions are made by our board of directors taking into account non-binding recommendations of the relevant board committee.

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

While our board of directors has determined that Mr. Vidal is not independent, they have appointed him to the compensation committee as they believe his investment and operations experience enables him to make valuable contributions to our compensation decisions and ensure that they are aligned with market practice.

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

Strategy Committee. Our strategy committee assists our board of directors in reviewing and assessing all matters relating to our financing plans and capital structure, annual capital expenditure budget, and the long- range financial and strategic business development plans. All of our directors currently serve on the strategy committee. Mr. Vidal is the chairman of our strategy committee.

Benefits upon Termination of Service

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of service.

C.	Employees.

As of December 31, 2014, we had 1,300 employees. Our employees employed by French entities are represented by labor unions or covered by collective bargaining agreements. Management considers labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	2012	2013	2014
Function
Research and development	132	192	250
Sales and operations	401	491	833
General and administration	96	127	217

Total	629	810	1,300

Geography
EMEA	468	589	867
Asia-Pacific	47	76	150
Americas	114	145	283

Total	629	810	1,300

D.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—2014 Director Compensation Table,” “Item 6.B.—Compensation—Outstanding Equity Awards as of December 31, 2014” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2015 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of share options and warrants that are immediately exercisable or exercisable by April 1, 2015 (60 days after January 31, 2015). Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant, but not the percentage ownership of any other person. The percentage ownership information shown in the table is based upon 61,009,571 ordinary shares outstanding as of January 31, 2015.

Except as otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Criteo S.A., 32 Rue Blanche, 75009 Paris, France.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	%
5% Shareholders:
FMR LLC(1)	5,915,369	9.7
Entities affiliated with Index Ventures(2)	5,282,429	8.7
Entities affiliated with Idinvest Partners(3)	7,010,725	11.5
Directors and Executive Officers:
Jean-Baptiste Rudelle(4)	3,879,506	6.4
Benoit Fouilland(5)	395,283	*
Eric Eichmann(6)	170,000	*
Romain Niccoli(7)	1,572,382	2.6
Marie Ekeland	—	*
Dana Evan(8)	30,600	*
Hubert de Pesquidoux(9)	30,600	*
Dominique Vidal	—	*
James Warner(10)	54,600	*
All directors and executive officers as a group (9 persons)	6,132,971	10.0%

*	Represents beneficial ownership of less than 1%.
(1)

Based on Schedule 13G filed on February 13, 2015 by FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor

Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(2)	Based on Schedule 13G/A filed on February 13, 2015 by entities affiliated with Index Ventures. Index Ventures IV (Jersey) LP (“Index Ventures IV”) is the record owner of 2,724,766 ordinary shares and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (“ Index Ventures IV Parallel” and together with Index Ventures IV, the “Index Core Funds”) is the record owner of 258,626 ordinary shares. As the managing general partner of the Index Core Funds, Index Venture Associates IV Limited (“Index Limited”) may be deemed to have shared dispositive power and shared voting power over the ordinary shares owned by the Index Core Funds. Fourvest Sàrl (“Fourvest”) is the record owner of 1,726,110 ordinary shares. The Index Core Funds collectively own Fourvest, and as managing general partner of the Index Core Funds, Index Limited may be deemed to have shared dispositive and shared voting power over the ordinary shares owned by Fourvest. Yucca (Jersey) SLP (Series 2007, 2009, 2010) (“Yucca Initial Series”) is the owner of record of 68,179 ordinary shares held in the coinvestment vehicle that is contractually required to mirror the Index Core Funds’ investments. As a result, Index Limited may be deemed to have shared dispositive and shared voting power over Yucca Initial Series’ ordinary shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the Index Core Funds. Yucca (Jersey) SLP (Series 2011, 2012) (“Yucca Subsequent Series”) is the record owner of 2,524 ordinary shares. Index Ventures Growth I (Jersey) L.P. (“Index Ventures Growth I”) is the record owner of 485,293 ordinary shares and Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures Growth I Parallel “ and together with Index Ventures Growth I, the “Index Growth Funds”) is the record owner of 16,931 ordinary shares. As the managing general partner of the Index Growth Funds, Index Venture Growth Associates I Limited (“Index Growth Limited”) may be deemed to have shared dispositive power and shared voting power over the ordinary shares owned by the Index Growth Funds. The Index Growth Funds may be considered under common control with the Index Core Funds by virtue of certain disposition arrangements with respect to the sale of ordinary shares (and ADS’s in respect of such shares). By virtue of the arrangements described above, Index Limited may be deemed to have shared dispositive power (but not voting power) over the shares owned by Index Growth Funds. Yucca Subsequent Series is held in the co-investment vehicle that is contractually required to mirror the Index Growth Funds’ investment. As a result, Index Growth Limited may be deemed to have shared dispositive power and shared voting power over Yucca Subsequent Series’ shares by virtue of its shared dispositive power over and shared voting power over the shares owned by Index Growth Funds. The principal address of Index Venture Associates IV Limited, Index Ventures IV (Jersey) LP and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP is 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands. The principal address of Yucca (Jersey) SLP, in respect of Yucca Initial Series, Yucca (Jersey) SLP, in respect of Yucca Subsequent Series, Index Ventures Growth I (Jersey) L.P., Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. and Index Venture Growth Associates I Limited is No. 1 Seaton Place, St. Helier, JE4 8YJ. The principal address for Fourvest Sàrl is 1 Boulevard de la Foire, 1528 Luxembourg.
(3)

Based on Schedule 13G/A filed on February 12, 2015 by entities affiliated with Idinvest Partners. Consists of 197,706 ordinary shares held by FCPI Allianz Eco Innovation; 164,644 ordinary shares held by FCPI Allianz Eco Innovation 2; 79,352 ordinary shares held by FCPI Allianz Eco Innovation 3; 1,062,960 ordinary shares held by FCPI Allianz Innovation 6; 1,011,999 ordinary shares held by FCPI Allianz Innovation 7; 596,694 ordinary shares held by FCPI Capital Croissance; 322,104 ordinary shares held by FCPI Capital Croissance 2; 94,374 ordinary shares held by FCPI Capital Croissance 4; 93,716 ordinary shares held by FCPI Capital Croissance n5; 36,280 ordinary shares held by FCPI Idinvest Croissance; 1,171,485 ordinary shares held by FCPI Idinvest Croissance 2005; 95,500 ordinary shares held by FCPI Idinvest Flexible 2016; 197,134 ordinary shares held by FCPI Idinvest Patrimoine; 123,802 ordinary shares held by FCPI Idinvest Patrimoine 2; 18,310 ordinary shares held by FCPI La Banque Postale Innovation 11; 285,292 ordinary shares held by FCPI La Poste Innovation 8; 88,952 ordinary shares held by FCPI Objectif Innovation 3; 124,532 ordinary shares held by FCPI Objectif Innovation 4; 59,650 ordinary shares held by FCPI Objectif Innovation 5; 529,162 ordinary shares held by FCPI Objectif Innovation Patrimoine; 348,946 ordinary shares held by FCPI Objectif Innovation Patrimoine 2; 133,572 ordinary shares held by FCPI Objectif Innovation Patrimoine 4; 106,196 ordinary shares held by FCPI Objectif Innovation Patrimoine n°5; 24,390 ordinary shares held by FCPI Stratégie PME 2011; and 43,973 ordinary shares held by FCPR AGF PEHE IV (collectively the “Idinvest Funds”). As the management company of each of the Idinvest Funds, Idinvest Partners S.A. may be deemed to have shared dispositive power and shared voting power over all of the shares owned by the Idinvest Funds. 51% of Idinvest Partners’ share capital is held by ADFI3, and all of the share capital of ADFI3 is held by IDI. All powers with respect to the voting and disposition of the ordinary shares owned by the Idinvest Funds and managed by Idinvest Partners are maintained by an investment committee of Idinvest Partners. Neither ADFI3 nor IDI are able to exercise control over the composition of, or decisions made by the investment committee of Idinvest Partners and, as a result, such persons are not able to control voting, investment or disposition decisions concerning the ordinary shares owned by the Idinvest Funds. The principal address of Idinvest Partners is 117, Avenue des Champs Elysees, 75008 Paris.
(4)	Includes 53,468 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2015 (60 days after January 31, 2015). The principal address of Jean-Baptiste Rudelle is c/o Criteo Corp., 411 High Street, Palo Alto, CA 94301.
(5)	Includes 395,283 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2015 (60 days after January 31, 2015).
(6)	Includes 170,000 ordinary shares issuable upon the exercise of options and warrants exercisable by April 1, 2015 (60 days after January 31, 2015).
(7)	Includes 86,494 ordinary shares issuable upon the exercise of options and warrants exercisable by April 1, 2015 (60 days after January 31, 2015).
(8)	Includes 30,600 ordinary shares issuable upon the exercise of a warrants exercisable by April 1, 2015 (60 days after January 31, 2015).
(9)	Includes 30,600 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2015 (60 days after January 31, 2015).
(10)	Includes 54,600 ordinary shares issuable upon the exercise of warrants exercisable by April 1, 2015 (60 days after January 31, 2015).

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2012 are as a result of the transactions described in our prospectus dated October 29, 2013, filed with the SEC pursuant to Rule 424(b), under the heading “Related Party Transactions—Transactions with our Principal Shareholders—Sales of Preferred Shares,” the dilution resulting from, and the end of the lock-up period relating to, our initial public offering and the public offering of our shares by us and certain selling shareholders in March 2014. None of our principal shareholders have voting rights different than our other shareholders.

B.	Record holders.

As of January 31, 2015, based on the information available to us, approximately 67% of our outstanding ordinary shares were held in the United States and there were 130 holders of record with registered addresses in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

C.	Related Party Transactions.

Since January 1, 2014, we have engaged in, or continue to be party to, the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Transactions with Our Principal Shareholders

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

Agreements with Our Directors and Executive Officers

Founder Non-Compete Agreements

Each of Messrs. Rudelle and Niccoli is party to a non-compete agreement under which each of them agreed not to engage in certain competitive activities during the one year period following the date of his termination of employment with us. Unless we elect to waive these restrictions within 15 days following the date of termination of employment, we will be required to make a lump sum payment of 50% of the applicable individual’s total gross compensation for the 12-month period preceding the date of his termination of employment within 30 days following the date of termination of employment.

Employment and Related Agreements

We have entered into employment and related agreements with certain of our executive officers. See “Item 6.B—Compensation—Employment and Related Agreements.”

Equity Awards

Since January 1, 2014, we granted the following options and warrants to purchase ordinary shares to our directors and executive officers:

			Number of Ordinary Shares
	Grant Date	Type of Grant(1)	Underlying Awards (#)		Exercise Price (€)	Expiration Date
Jean-Baptiste Rudelle	July 30, 2014	SO	329,281	(2)	22.95	July 30, 2024
Benoit Fouilland	—	—	—		—	—
Eric Eichmann	January 29, 2015	SO	128,900	(2)	35.07	January 29, 2025
Romain Niccoli	July 30, 2014	SO	142,003	(2)	22.95	July 30, 2024
Marie Ekeland.	—	—	—		—	—
Dana Evan	March 19, 2015	BSA	7,920	(3)	41.02	March 19, 2025
Hubert de Pesquidoux	March 19, 2015	BSA	7,920	(3)	41.02	March 19, 2025
Dominique Vidal.	—	—	—		—	—
James Warner	March 19, 2015	BSA	7,920	(3)	41.02	March 19, 2025

(1)	SO refers to share options exercisable for ordinary shares and BSA refers to non-employee warrants exercisable for ordinary shares.
(2)	25% of the share options vest 12 months from the date of grant with the remaining share options vesting in 12 equal quarterly installments thereafter, subject to the recipient’s continued employment with the Company.
(3)	25% of the non-employee warrants vest at the end of each quarter following the date of grant, subject to the recipient’s continued service during the 12 months following the date of grant.

Director Compensation Arrangements

Our independent directors who are not affiliated with one of our significant shareholders (i.e., Messrs. de Pesquidoux and Warner and Ms. Evan and Ekeland) are currently entitled to the following annual compensation for serving on the board of directors and each committee of the board of directors:

•	Attendance fees: €25,000 for five board meetings;

•	Attendance fees for the Lead Independent director: €10,000 for five board meetings; and

•	Attendance fees for board committees chairpersons and members: €15,000 for five committee meetings.

Additionally, upon joining the board of directors, each independent director is currently offered the opportunity to purchase equity warrants entitling them to subscribe for 30,600 of our ordinary shares at their fair value as of the date of grant. One third (1/3) of these warrants vest upon the grant date and an additional 1/3 vest on each of the first and second anniversary of the appointment date of the relevant director, subject to the directors’ continued service through the vesting date and no shares acquired upon exercise may be sold before the third anniversary of grant, except in the case of a change of control.

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

D.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

Our audited consolidated financial statements are included as part of this Annual Report on Form 20-F, starting at page F-1.

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

Subject to the requirements of French law and our by-laws, dividends may only be distributed from our statutory retained earnings. See “Item 10. B—Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

B.	Significant Changes.

As of February 17, 2015, we acquired DataPop, a Los Angeles-based company specializing in connecting the products in a retailer’s catalog to actual user shopping intent. The impact of the transaction will be reflected in our consolidated financial statements as of March 31, 2015. The determination of the fair value of assets acquired and liabilities assumed will be performed within the twelve months after the acquisition date.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details.

The ADS have been listed on Nasdaq under the symbol “CRTO” since October 30, 2013. Prior to that date, there was no public trading market for ADSs or our ordinary shares. Our initial public offering was priced at $31.00 per ADS on October 29, 2013. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on Nasdaq:

	Per ADS
	High	Low
Year Ended:
December 31, 2014	$60.95	$25.16

Quarter Ended:
December 2013 (beginning October 30)	$45.00	$28.27
March 2014	$60.95	$31.03
June 2014	$41.97	$25.16
September 2014	$40.13	$28.31
December 2014	$41.09	$28.34
March 2015 (through March 19)	$46.50	$37.70
Month Ended:
October 2014	$34.46	$28.34
November 2014	$40.76	$29.02
December 2014	$41.09	$37.05
January 2015	$43.38	$37.70
February 2015	$46.50	$38.54
March 2015 (through March 19)	$46.25	$40.16

On March 19, 2015, the last reported sale price of the ADSs on Nasdaq was $43.56 per share.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The ADS have been listed on Nasdaq under the symbol “CRTO” since October 30, 2013.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

The information set forth in our prospectus dated March 21, 2014, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital—Key Provisions of our By-Laws and French Law Affecting our Ordinary Shares,” “Limitations Affecting Shareholders of a French Company” and “Differences in Corporate Law” is incorporated herein by reference.

C.	Material Contracts.

For information on our material contracts, please see Item 4 and Item 6 of this Annual Report on 20-F.

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

U.S. Federal Income Tax Consequences.

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

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs and the exchange of ADSs for our ordinary shares will not be subject to U.S. federal income tax.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. Accordingly, we believe that dividends we pay on the ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradeable on an established securities market in the United States in later years.

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

Sale, Exchange or Other Disposition of the ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs, both amounts determined in U.S. dollars. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or loss if, on the date of sale, exchange or other disposition, the ADS was held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of the ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

We do not believe we were a PFIC in 2014 and based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we do not expect to be a PFIC in 2015 or a subsequent year. Nevertheless, because the determination of our PFIC status is made annually after the close of each taxable year, because we hold and expect to continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of the ADSs and ordinary shares, which may fluctuate considerably, it is difficult to predict whether we will be a PFIC in any taxable year. Even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC and our United States counsel expresses no opinion with respect to our PFIC status in 2015 and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the future.

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

Medicare Tax

In general, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

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

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

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

This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United-States and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.2% French tax on financial transactions provided that the issuer’s market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future.

A list of French relevant listed companies whose market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year used to be published annually by the French State. The last version of such list was dated December 27, 2013. It did not include Criteo as neither its shares nor its ADSs are listed on a regulated market of the European Union or an exchange formally acknowledged by the AMF. The list published by the French tax authorities in their official guidelines on December 26, 2014 did not include Criteo either as neither its shares nor its ADSs are listed on a regulated market of the European Union or an exchange formally acknowledged by the AMF. Please note that such list may be updated from time to time, or may not be published anymore in the future.

Purchases of Criteo’s securities may become subject to such tax if Nasdaq is acknowledged by the French AMF.

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

Although the official guidelines published by the French tax authorities are silent on this point, ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

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

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and file reports under those requirements with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

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

You may also review a copy of this Annual Report on Form 20-F, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Criteo, that file electronically with the SEC.

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

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation. Please see note 4 to our audited consolidated financial statements for further information on a historical basis with respect to certain of these risks.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than our functional currency, the euro, principally the U.S. dollar, the Japanese Yen, the British Pound and the Brazilian Real. Movements in foreign currencies in which we transact business will significantly affect future net earnings. For example, if the average value of the British Pound had been 10% higher relative to the euro during 2014, our net income would have increased by €0.2 million, if the average value of the Japanese Yen had been 10% higher relative to the euro during 2014, our net income would have increased by €0.2 million and if the average value of the Brazilian Real had been 10% higher relative to the euro during 2014, our net income would have decreased by €0.01 million.

We use foreign exchange derivative products to manage a portion of the risk of fluctuations in the U.S. dollar/euro exchange rate. The balance of the initial public offering proceeds received in dollars ($90 million) have been hedged through put and collar instruments since 2013 to mitigate our exposure to USD/€ exchange rate fluctuations. The related derivative financial instruments have been recorded as current financial liabilities and the related value of the derivative financial instruments as of December 31, 2014 resulted in a loss of €2.2 million which was recognized in the statement of income. The related premiums have been recorded as current financial assets and valued as of December 31, 2014 at €0.4 million. The currency translation of the $90 million as of December 31, 2014 generated a gain of €8.9 million in financial income.

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

Interest Rate Risk

We maintain a short-term investment portfolio consisting mainly of highly liquid, short-term money market funds and short-term deposits, which we consider to be cash equivalents. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income. Impacts arising from adverse changes in short-term interest rates would not be material. We do not enter into investments for trading or speculative purposes.

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

BNY Mellon has also agreed to reimburse us annually for certain expenses (subject to certain limitations) in connection with the ADR facility and to pay us annually a further amount which is a function of the issuance and cancellation fees and depositary service fees charged by the depositary to our ADS holders.

In this context, and for the fiscal year ended December 31, 2014, the Company received €0.6 million from BNY Mellon.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

On October 29, 2013, our registration statement on Form F-1 (File No. 333-191223) was declared effective for our initial public offering. The net offering proceeds to us from the offering were approximately €191.2 ($260.9 million). There has been no material change in the planned use of proceeds from our initial public offering from that described in our prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on October 30, 2013.

Item 15.	Controls and Procedures.

A.	Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2014, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) were effective to provide reasonable assurance.

B.	Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte & Associés, an independent registered public accounting firm, as stated in its report which is included herein.

C.	Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Shareholders of Criteo S.A.

We have audited the internal control over financial reporting of Criteo S.A. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Associés

Neuilly-sur-Seine, France

March 27, 2015

Represented by Fabien Brovedani

D.	Changes in Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Criteo have been detected.

Item 15T.	Controls and Procedures.

Not applicable.

Item 16.	Reserved.

Not applicable.

Item 16A.	Audit Committee Financial Expert.

Our Board has determined that Mr. de Pesquidoux is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. de Pesquidoux is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.	Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at ir.criteo.com/governance.cfm. The nomination and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Item 16C.	Principal Accountant Fees and Services.

Deloitte & Associés has served as our independent registered public accounting firm for 2013 and 2014. Our accountants fees for professional services in each of those fiscal years are:

	Year Ended December 31,
	2013	2014
	(in thousands)
Audit Fees	€1,831	€1,491

Total	€1,831	€1,491

“Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. In 2013, “Audit Fees” also include fees billed for assurance and related services regarding our initial public offering.

“Audit-Related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts for products and services provided by the principal accountant. There were no “Audit Related Fees,” “Tax Fees” or “Other Fees” during 2013 or 2014.

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

For a description of the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq, see “Item 6.C—Board Practices—Corporate Governance Practices.”

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-60 of this Annual Report on Form 20-F.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

The following exhibits are filed as part of this Annual Report on Form 20-F:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (statuts) of the registrant (English translation)	20-F	001-36153	1.1	March 6, 2014

2.1	Form of Deposit Agreement, including the Form of American Depositary Receipt	F-1	333-191223	4.1	October 2, 2013

2.2#	Agreement to Furnish Debt Instruments

4.1	Commercial Lease between Orosdi and the registrant dated January 20, 2012 (English translation)	F-1	333-191223	10.1	October 2, 2013

4.2	Form of Registration Rights Agreement by and among the registrant and certain investors signatory thereto, dated as of August 30, 2013	F-1	333-191223	10.3	October 23, 2013

4.3†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	F-1	333-191223	10.4	October 23, 2013

4.4†	Non-Compete Agreement between the registrant and each of Messrs. Rudelle, Le Ouay and Niccoli	F-1	333-191223	10.5	October 2, 2013

4.5†	Stock Option Plans—2009, 2010, 2011, 2012, 2013 (including forms of Stock Option Grant Agreement and Exercise Notice)	F-1	333-191223	10.6	October 2, 2013

4.6†	Stock Option Plan—2014 (including forms of Stock Option Grant Agreement and Exercise Notice)	S-8	333-197373	99.1	July 11, 2014

4.7#†	Summary of BSA Plan

4.8†	Summary of BSPCE Plan	F-1	333-191223	10.8	September 18, 2013

4.9†	2014 Free Share Plan	S-8	333-197373	99.2	July 11, 2014

4.10†	Form of BSA Grant Document (English translation)	F-1	333-191223	10.10	September 18, 2013

4.11†	Form of BSPCE Grant Document (English translation)	F-1	333-191223	10.11	September 18, 2013

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.12†	Employment Agreement between the registrant and Benoit Fouilland, dated November 18, 2011 (English translation)	F-1	333-191223	10.12	October 2, 2013

4.13†	Employment Agreement between the registrant and Eric Eichmann, effective as of March 2013, and related side letters	20-F	001-36153	1.1	March 6, 2014

4.14#†	Employment Offer letter between the registrant and Jean-Baptiste Rudelle, effective as of August 1, 2014

4.15#†	Employment Agreement between the registrant and Romain Niccoli, effective as of March 2006, and amendments thereto (English translation)

8.1#	List of subsidiaries of the registrant

12.1#	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2#	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1#	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte & Associés

†	Indicates management contract or compensatory plan.
#	Filed herewith.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Criteo S.A.

Paris, France

We have audited the accompanying consolidated statements of financial position of Criteo S.A. and subsidiaries (the “Company”) as of December 31, 2012, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criteo S.A. and subsidiaries as of December 31, 2012, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Associés

Neuilly-sur-Seine, France

March 27, 2015

Represented by Fabien Brovedani

Consolidated Statements of Income

		Year Ended December 31,
	Notes	2012	2013	2014
		(in thousands of euros, except per share data)
Revenue	5	€271,855	€443,960	€745,081

Cost of revenue:
Traffic acquisition costs	6	(157,707)	(264,952)	(441,427)
Other cost of revenue		(12,662)	(21,956)	(36,150)

Gross profit		101,486	157,052	267,504

Operating expenses:
Research and development expenses	6/7	(14,285)	(32,175)	(45,293)
Sales and operations expenses	6/7	(58,047)	(82,816)	(133,393)
General and administrative expenses	6/7	(20,208)	(31,387)	(48,788)

Total operating expenses		(92,540)	(146,378)	(227,474)

Income from operations		8,946	10,674	40,030

Financial income (expense)	9	(1,559)	(6,868)	8,587

Income before taxes		7,387	3,806	48,617

Provision for income taxes	10	(6,556)	(2,413)	(13,253)

Net income		€831	€1,393	€35,364

Net income available to shareholders of Criteo S.A.		€981	€1,065	€34,354

Net income available to non-controlling interests		€(150)	€328	€1,010

Net income allocated to shareholders per share:
Basic	19	€0.022	€0.022	€0.583

Diluted	19	€0.020	€0.019	€0.548

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Net income	€831	€1,393	€35,364

Foreign currency translation differences, net of taxes	383	1,317	3,376

Foreign currency translation differences	383	1,317	3,376
Income tax effect	—	—	—
Actuarial gains (losses) on employee benefits, net of taxes	(255)	(40)	328

Actuarial gains (losses) on employee benefits	(300)	(47)	386
Income tax effect	45	7	(58)
Financial instruments, net of taxes	—	(83)	—

Fair value change on financial instruments	—	(98)	—
Income tax effect	—	15	—

Comprehensive income	€959	€2,587	€39,068

Attributable to shareholders of Criteo S.A.	€1,074	€2,254	€38,102
Attributable to non-controlling interests	€(115)	€333	€966

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		Year Ended December 31,
	Notes	2012	2013	2014
		(in thousands of euros)
Goodwill	12	€—	€4,191	€22,944
Intangible assets	13	721	6,624	10,560
Property, plant and equipment	14	14,566	24,716	43,027
Non-current financial assets	15	6,924	7,627	9,494
Deferred tax assets	10	1,026	4,486	7,113

Total non-current assets		23,237	47,644	93,138

Trade receivables, net of allowances	16	60,685	87,643	158,633
Current tax assets	10	1,866	8,014	2,883
Other current assets	17	8,080	13,466	21,021
Cash and cash equivalents	18	43,262	234,343	289,784

Total current assets		113,893	343,466	472,322

Total assets		€137,130	€391,110	€565,459

		Year Ended December 31,
	Notes	2012	2013	2014
		(in thousands of euros)
Share capital	19	€1,178	€1,421	€1,523
Additional paid-in capital		46,542	241,468	265,522
Currency translation adjustment		72	1,384	4,804
Consolidated reserves		11,913	19,523	35,302
Retained earnings		981	1,065	34,354

Equity—attributable to shareholders of Criteo S.A.		60,686	264,861	341,505

Non-controlling interests		(245)	213	1,433

Total equity		60,441	265,074	342,938

Financial liabilities—non-current portion	22	4,181	6,119	4,333
Retirement benefit obligation	21	582	925	1,024
Deferred tax liabilities		15	303	946

Total non-current liabilities		4,778	7,347	6,303

Financial liabilities—current portion	22	2,072	5,197	7,841
Provisions	24	755	830	1,131
Trade payables		50,340	75,889	135,557
Current tax liabilities		3,203	1,549	7,969
Other current liabilities		15,541	35,224	63,719

Total current liabilities	25	71,911	118,689	216,217

Total liabilities		76,689	126,036	222,520

Total equity and liabilities		€137,130	€391,110	€565,459

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Net income	€831	€1,393	€35,364

Non-cash and non-operating items	15,920	21,558	53,931

Amortization and provisions	5,751	12,195	25,146
Share-based payment expense	3,556	6,876	14,778
Net gain or loss on disposal of non-current assets	31	45	106
Interest paid	19	9	17
Non-cash financial income and expenses	8	20	632
Change in deferred taxes	219	(3,697)	(4,007)
Income tax for the period	6,336	6,110	17,260

Changes in working capital related to operating activities	3,427	12,965	3,516

(Increase)/decrease in trade receivables	(29,041)	(31,433)	(63,064)
Increase/(decrease) in trade payables	30,304	33,704	53,195
(Increase)/decrease in other current assets	(2,616)	(5,560)	(6,021)
Increase/(decrease) in other current liabilities	4,780	16,254	19,406

Income taxes paid	(8,366)	(11,211)	(5,142)

Cash from operating activities	11,812	24,705	87,670

Acquisition of intangible assets, property, plant and equipment	(13,584)	(22,003)	(35,389)
Proceeds from disposal of intangible assets, property, plant and equipment	11	90	40
Investments, net of cash acquired	—	(5,414)	(18,775)
Change in other non-current financial assets	(6,037)	(806)	(1,728)

Cash used for investing activities	(19,610)	(28,133)	(55,853)

Issuance of long-term borrowings	6,100	8,000	4,243
Repayments of borrowings	(436)	(3,450)	(4,902)
Interest paid	(19)	(9)	(17)
Proceeds from capital increase	30,081	192,175	23,854
Change in other financial liabilities	177	—	205

Cash from financing activities	35,903	196,716	23,383

Change in net cash and cash equivalents	28,105	193,289	55,200

Net cash and cash equivalents at beginning of period	15,685	43,262	234,342
Effect of exchange rate changes on cash and cash equivalents	(528)	(2,208)	242

Net cash and cash equivalents at end of period	€43,262	€234,342	€289,784

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share capital	Additional paid-in capital	Currency translation reserve	Consolidated reserves	Retained earning	Equity attributable to shareholders of Criteo S.A.	Non-controlling interests	Total shareholders’ equity
	(in thousands of euros)
Balance at January 1, 2012	368	17,262	(317)	2,369	6,124	25,806	—	25,806

Net income (loss)	—	—	—	—	981	981	(150)	831
Other comprehensive income (loss)	—	—	348	(255)	—	93	35	128

Total comprehensive income (loss)	—	—	348	(255)	981	1,074	(115)	959

Allocation of net income (loss) from prior period	—	—	—	6,124	(6,124)	—	—	—
Issuance of ordinary and preferred shares	810	29,271	—	—	—	30,081	—	30,081
Share-based compensation	—	—	—	3,485	—	3,485	72	3,557
Changes in consolidation scope	—	—	41	199	—	240	(202)	38
Other changes in equity	—	9	—	(9)	—	—	—	—
Balance at December 31, 2012	€1,178	€46,542	€72	€11,913	€981	€60,686	€(245)	€60,441

Net income (loss)	—	—	—	—	1,065	1,065	328	1,393
Other comprehensive income (loss)	—	—	1,312	(123)	—	1,189	5	1,194

Total comprehensive income (loss)	—	—	1,312	(123)	1,065	2,254	333	2,587

Allocation of net income (loss) from prior period	—	—	—	981	(981)	—	—	—
Issuance of ordinary and preferred shares	243	194,926	—	—	—	195,169	—	195,169
Share-based compensation	—	—	—	6,750	—	6,750	125	6,876
Other changes in equity	—	—	—	2	—	2	—	2
Balance at December 31, 2013	€1,421	€241,468	€1,384	€19,523	€1,065	€264,861	€213	€265,074

Net income (loss)	—	—	—	—	34,354	34,354	1,010	35,364
Other comprehensive income (loss)	—	—	3,420	328	—	3,748	(44)	3,704

Total comprehensive income (loss)	—	—	3,420	328	34,354	38,102	966	39,068

Allocation of net income (loss) from prior period	—	—	—	1,065	(1,065)	—	—	—
Issuance of ordinary shares	102	24,054	—	—	—	24,156	—	24,156
Share-based compensation	—	—	—	14,523	—	14,523	255	14,778
Other changes in equity	—	—	—	(137)	—	(137)	—	(137)

Balance at December 31, 2014	€1,523	€265,522	€4,804	€35,302	€34,354	€341,505	€1,433	€342,938

A portion of consolidated reserves is used from time to time to transfer profits from retained earnings for appropriation purposes. There is no policy of regular transfer.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Criteo S.A. is a global technology company specialized in digital performance marketing. We leverage large volumes of granular data to efficiently and effectively engage and convert customers on behalf of our advertiser clients. In these notes, Criteo S.A. is referred to as the Parent and together with its subsidiaries, collectively, as Criteo, the Company or we. The Company uses its proprietary predictive software algorithms coupled with its deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time.

Note 1—Significant Events and Transactions of the Period

Changes in capital

Share capital increase—Secondary equity offering

On March 21, 2014, pursuant to the authorization given by the Parent’s Shareholders General Meeting on August 2, 2013, the Board of Directors approved a share capital increase resulting from our secondary equity offering. The total net proceeds amounted to $22.6 million (€16.4 million) (see note 19) which were immediately converted into euros on the transaction date.

Changes in the scope of consolidation

Business combinations

Tedemis Acquisition

On February 19, 2014, we completed the acquisition of Tedemis S.A. (“Tedemis”), a leading provider of real-time personalized e-mail marketing solutions that help advertisers turn web visitors into customers headquartered in Paris, France. We acquired 100% equity in Tedemis for an initial amount of €17.0 million in upfront cash. The additional payments, which amount to €4.0 million are contingent upon certain agreed milestones over a 2-year period. This business combination is accounted for under the acquisition method in accordance with IFRS 3. The determination of the fair values of assets acquired and liabilities assumed has been performed and the impact of the transaction is reflected in our consolidated financial statements as of December 31, 2014 (see note 12). Tedemis merged with Criteo France SAS during the period. This internal reorganization has no impact on Criteo’s consolidated financial statements as of December 31, 2014.

Adquantic Acquisition

On April 7, 2014, we completed the acquisition of AdQuantic SAS (“AdQuantic”), a bidding technology company headquartered in Paris, France. We acquired all of the outstanding shares of AdQuantic for an amount of €3.0 million in cash. This business combination is accounted for under the acquisition method in accordance with IFRS 3. The determination of the fair values of assets acquired and liabilities assumed has been performed and the impact of the transaction is reflected in our consolidated financial statements as of December 31, 2014 (see note 12). AdQuantic merged with Criteo S.A. during the period. This internal reorganization has no impact on Criteo’s consolidated financial statements as of December 31, 2014.

Creation of Criteo Europa S.L. (Spain), Criteo Espana S.L. (Spain) and Criteo LLC (Russia)

These new subsidiaries are 100% held and controlled by the Company. They are included in the Company’s consolidation scope as of December 31, 2014, but their contribution to the consolidated financial statements is not material.

Note 2—General Information and Statement of Compliance

General Information

The accompanying Consolidated Financial Statements and notes present the operations of Criteo S.A., and its subsidiaries. Criteo S.A., the parent company, is a corporate venture under French law (société anonyme) and has its registered office located at 32, rue Blanche, 75009 Paris.

Our Consolidated Financial Statements as of December 31, 2014 have been prepared under the responsibility of Criteo S.A.’s management. The Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors of Criteo S.A. on March 19, 2015.

All amounts are expressed in thousands of euros, unless stated otherwise.

The closing date of Consolidated Financial Statements is December 31 of each year. Individual statements included into these Consolidated Financial Statements have been prepared at the closing date of the consolidated statements, i.e. December 31, and cover the twelve-month period then ended.

Statement of Compliance

Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2014. Comparative figures are presented for December 31, 2012 and 2013.

IFRS include International Financial Reporting Standards (IFRS), International Accounting Standards (the “IAS”), as well as the interpretations issued by the Standing Interpretations Committee (the “SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Consolidated Financial Statements are described below. These methods were used for all years presented.

The following new standards and amendments have been adopted by Criteo from January 1, 2014 but have had no material impact on the Company’s consolidated financial statements:

•	Amendment to IAS 32 Financial instruments: Presentation—Offsetting of financial assets and financial liabilities: the amendment to IAS 32 specifies the requirements for offsetting financial assets and liabilities.

•	Amendment to IAS 36 Recoverable amount disclosures for non-financial assets: the amendment to IAS 36 requires publication of the recoverable amount of assets or cash-generating units that are subject to impairment or an impairment reversal, and additional disclosures (e.g. fair value) for assets impaired on the basis of their net fair value.

•	Amendment to IAS 39 Novation of derivatives and continuation of hedge accounting: the amendment to IAS 39 allows continuation of hedge accounting when a derivative designated as a hedge is subject to novation if this novation results from new laws or regulations.

•	Amendment to IFRS 10, IFRS 12 and IAS 27 Investment entities: the amendments to IFRS 10, IFRS 12 and IAS 27 propose exemption from consolidation for investment companies.

•	IFRIC 21 Levies, an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets: the interpretation clarifies that the obligating event giving rise to a liability to pay a levy to a government agency is the activity that triggers the payment.

The accounting policies and measurement principles adopted for the Consolidated Financial Statements as of and for the year ended December 31, 2014 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2013.

With respect to new IFRS standards and interpretations applicable from January 1, 2015 onwards:

•	On May 28, 2014, the IASB issued IFRS 15—Revenue from Contracts with Customers which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative and relevant disclosures. The standard supersedes IAS 18—Revenue, IAS 11—Construction Contracts and a number of revenue-related interpretations. This standard is effective for annual periods beginning on or after January 1, 2017. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of this new standard.

•	On July 24, 2014, the IASB issued the final version of IFRS 9—Financial Instruments (2014) which replaces IAS 39, bringing together the classification and measurement, impairment and hedge accounting. The final version of the standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The final version of IFRS 9 introduces a ‘fair value through other comprehensive income’ category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39, however there are differences in the requirements regarding the measurement of an entity’s own credit risk.

•	Impairment. The final version of IFRS 9 introduces an ‘expected credit loss’ model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•	Hedge accounting. The standard introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of this new standard.

•	On August 12, 2014, the IASB published amendments to IAS 27 which will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of these new amendments will not have an impact on the consolidated financial statements of the Company as they apply to separate financial statements.

•	On September 11, 2014, the IASB issued amendments to IFRS 10—Consolidated Financial Statements and IAS 28— Investments in Associates and Joint Ventures which address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments set out that a full gain or loss is recognized when the assets constitute a business or a partial gain or loss is recognized when the assets do not constitute a business. The amendments will be effective from annual periods commencing on or after January 1, 2016. The Company does not expect that the adoption of these new amendments will have a material impact to its consolidated financial statements.

•	On December 18, 2014, the IASB issued amendments to IAS 1—Presentation of Financial Statements which clarify various presentation and disclosure requirements related to materiality, subtotals, disaggregation and accounting policies. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of these new amendments will not have a material impact on the consolidated financial statements of the Company.

The Company does not plan to early adopt the new accounting standards, amendments and interpretations.

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

Consolidation Methods

We have control over all our subsidiaries, and consequently they are all fully consolidated. The table below presents at each period’s end and for all entities included in the consolidation scope the following information:

•	Country of incorporation; and

•	Percentage of voting rights and ownership interests.

		Year Ended December 31,
		2012		2013		2014
	Country	Voting Rights	Ownership Interest	Voting Rights	Ownership Interest	Voting Rights	Ownership Interest	Consolidation Method
Parent
Criteo S.A.	France	100%	100%	100%	100%	100%	100%	Parent Company
French subsidiary
Criteo France SAS	France	100%	100%	100%	100%	100%	100%	Fully consolidated
Foreign subsidiaries
Criteo Ltd	United Kingdom	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo Corp	United States	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo GmbH	Germany	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo KK	Japan	66%	66%	66%	66%	66%	66%	Fully consolidated
Criteo Do Brasil LTDA	Brazil	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo BV	The Netherlands	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo Pty	Australia	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo Srl	Italy	100%	100%	100%	100%	100%	100%	Fully consolidated
Criteo Advertising (Beijing) Co. Ltd.	China	—	—	100%	100%	100%	100%	Fully consolidated
Criteo Singapore Pte. Ltd.	Singapore	—	—	100%	100%	100%	100%	Fully consolidated
Ad-X Ltd	United Kingdom	—	—	100%	100%	100%	100%	Fully consolidated
Criteo LLC	Russia	—	—	—	—	100%	100%	Fully consolidated
Criteo Europa S.L.	Spain	—	—	—	—	100%	100%	Fully consolidated
Criteo Espana S.L.	Spain	—	—	—	—	100%	100%	Fully consolidated

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

Intangible Assets (excluding goodwill)

Acquired intangible assets are accounted for at acquisition cost, less cumulative amortization and any impairment loss. Acquired intangible assets are primarily composed of software amortized on a straight-line basis over their estimated useful lives comprised between one and three years. Intangible assets are reviewed for impairment whenever events or changes in circumstances such as, but not limited to, significant declines in revenue, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired.

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

Impairment of Assets

Goodwill, Intangible Assets, Property, Plant and Equipment

In accordance with IAS 36—Impairment of Assets, whenever events or changes in market conditions indicate a risk of impairment of intangible assets, property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Goodwill is tested once a year for impairment. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.

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

Financial Assets and Liabilities, Excluding Derivative Financial Instruments

Financial assets, excluding cash, consist exclusively of loans and receivables. Loans and receivables are non-derivative financial assets with a payment, which is fixed or can be determined, not listed on an active market. They are included in current assets, except those that mature more than twelve months after the reporting date.

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

Derivative financial instruments

We buy and sell derivative financial instruments (mainly put, forward buying and selling) in order to manage and reduce our exposure to the risk of exchange rate fluctuations. We deal only with first-class financial institutions. Under IAS 39, financial instruments may only be classified as hedges when we can demonstrate and document the effectiveness of the hedging relationship at inception and throughout the life of the hedge.

The effectiveness of the hedge is determined by reference to changes in the value of the derivative instrument and the hedged item. The ratio must remain within 80% to 125%.

Derivative financial instruments are recognized in the balance sheet at their market value on the reporting date in financial current assets or liabilities.

Changes in fair value are recorded as follows:

•	cash flow hedges: the portion of the gain or loss on the financial instrument that is determined to be an effective hedge is recorded directly to equity. The ineffective portion is recorded to the income statement;

•	fair value hedges and financial instruments not designated as hedges: changes in fair value are recorded to the income statement.

Market value is the price quoted by an external provider.

In accordance with amendment to IFRS 7—Financial instruments: Disclosures, financial instruments are presented in three categories based on a hierarchical method used to determine their fair value: (i) level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities; (ii) level 2: fair value calculated using valuation techniques based on observable market data such as prices of similar assets and liabilities or parameters quoted in an active market; (iii) level 3: fair value calculated using valuation techniques based wholly or partially on unobservable inputs such as prices in an active market or a valuation based on multiples for unlisted companies.

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

Actuarial gains and losses are recognized in other comprehensive income. Actuarial gains and losses arise as a result of changes in actuarial assumptions or experience adjustments (differences between the previous actuarial assumptions and what has actually occurred).

Provisions

We recognize provisions in accordance with IAS 37—Provisions, Contingent Liabilities and Contingent Assets, if the following three conditions are met:

•	we have a present obligation (legal or constructive) towards a third-party that arises from an event prior to the closing date;

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation;

•	and the obligation amount can be estimated reliably.

With respect to litigation and claims that may result in a provision to be recognized, we exercise significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

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

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party clients; (2) establishing the selling prices of the display advertisements sold; (3) performing all billing and collection activities, including retaining credit risk; and (4) bearing sole responsibility for fulfillment of the advertising and the inventory risk, we act as the principal in these arrangements and therefore report revenue earned and costs incurred related to these transactions on a gross basis.

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

Other Cost of Revenue. Other cost of revenue includes expenses related to third-party hosting fees, depreciation of data center equipment.

Share-Based Compensation

Shares, employee share options and employee and non-employee warrants are exclusively awarded to our employees or directors. As required by IFRS 2—Share-Based Payment (“IFRS 2”), these awards are measured at their fair value on the date of grant. The fair value is calculated with the most relevant formula regarding the settlement and the conditions of each plan. The fair value is recorded in personnel expenses (allocated by function in the Consolidated Statements of Income) on a straight line basis over each milestone composing the vesting period with a corresponding increase in shareholders’ equity.

At each closing date, we re-examine the number of options likely to become exercisable. If applicable, the impact of the review of the estimate is recognized in the Consolidated Statement of Income with a corresponding adjustment in equity.

Income Taxes

We elected to classify the French business tax, Cotisation sur la Valeur Ajoutée des Entreprises (“CVAE”), as an income tax in compliance with IAS 12—Income Taxes (“IAS 12”).

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

Operating Segments

In accordance with IFRS 8—Operating Segments, segment information reported is built on the basis of internal management data used for performance analysis of businesses and for the allocation of resources. An operating segment is a distinct component of the Company which is engaged in the supply of distinct products and services and which is exposed to risks and returns different from the risks and the returns of other operating segments.

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

Note 4—Financial Risk Management

Credit Risk

The maximum exposure to credit risk at the end of each reported period is represented by the carrying amount of financial assets, and summarized in the following table:

	As of December 31,
	2012	2013	2014
	(€ in thousands of euros)
Non-current financial assets	€6,924	€7,627	€9,494
Trade receivables, net of allowances	60,685	87,643	158,633
Other current assets	8,080	13,466	21,021
Cash and cash equivalents	43,262	234,343	289,784

Total	€118,951	€343,079	€478,932

Trade Receivables

Credit risk is defined as an unexpected loss in cash and earnings if the client is unable to pay its obligations in due time. We perform internal ongoing credit risk evaluations of our clients. When a possible risk exposure is identified, we require prepayments.

For each period presented, the aging of trade receivables and allowances for potential losses is as follows:

	As of December 31,
	2012				2013				2014
	Gross value	%	Allowance	%	Gross value	%	Allowance	%	Gross value	%	Allowance	%
	(€ in thousands of euros)
Not yet due	€34,190	55.4%	€—	—	€63,439	70.9%	€—	—	€116,020	71.7%	€33	1.0%
0-30 days	21,382	34.7%	(3)	0.3%	19,654	22.0%	(12)	0.7%	31,658	19.6%	—	—
31-60 days	3,128	5.1%	(36)	3.7%	2,236	2.5%	(33)	1.8%	6,195	3.8%	(50)	1.5%
60-90 days	826	1.3%	(67)	6.8%	1,008	1.1%	(108)	5.9%	2,192	1.4%	(53)	1.6%
> 90 days	2,142	3.5%	(877)	89.2%	3,140	3.5%	(1,681)	91.7%	5,805	3.6%	(3,167)	97.8%

Total	€61,668	100%	€(983)	100%	€89,477	100%	€(1,834)	100%	€161,870	100%	€(3,237)	100%

Cash and Cash Equivalents

Cash and cash equivalents are exclusively invested in secure investments such as interest-bearing deposits.

Market Risk

Foreign Currency Risk

A 10% increase or decrease of the Sterling Pound, the U.S. dollar, the Japanese Yen or the Brazilian Real against the euro would have impacted the Consolidated Statements of Income and Consolidated Statement of Changes in Equity including non-controlling interests as follows:

	Year Ended December 31,
	2012		2013		2014
	(€ in thousands of euros)
GBP/EUR	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€(331)	€331	€(289)	€289	€174	€(174)
Net equity impact	€(333)	€333	€(1,138)	€1,138	€(10)	€10

	Year Ended December 31,
	2012		2013		2014
	(€ in thousands of euros)
USD/EUR	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€(1,515)	€1,515	€(264)	€264	€(48)	€48
Net equity impact	€(2,813)	€2,813	€51	€(51)	€435	€(435)

	Year Ended December 31,
	2012		2013		2014
	(€ in thousands of euros)
JPY/EUR	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€1	€(1)	€96	€(96)	€196	€(196)
Net equity impact	€(72)	€72	€62	€(62)	€278	€(278)

	Year Ended December 31,
	2012		2013		2014
	(€ in thousands of euros)
BRL/EUR	+10%	-10%	+10%	-10%	+10%	-10%
Net income impact	€(264)	€264	€(604)	€604	€(83)	€83
Net equity impact	€(278)	€278	€(775)	€775	€(851)	€851

The balance of the IPO proceeds received in dollars (USD 90 million) have been hedged through put and collar instruments since 2013 to mitigate our exposure to USD/€ exchange rate fluctuations. The translation of the USD 90 million into euros as of December 31, 2014 generated a €8.9 million gain partially offset by the cost of premiums on related hedging instruments (€2.2 million).

Counter Party Risk

As of December 31, 2014, we show a positive net cash position. Since 2012, we have utilized a cash pooling arrangement for all the Euro-zone entities, reinforcing cash management centralization. Investment and financing decisions are carried out by our internal treasury function. We only deal with counterparties with high credit ratings. In addition, under the Investment and Risk Management Policy, investments performed by Criteo with a single counterparty shall not exceed 25% of the total invested portfolio no matter the rating of such counterparty.

Liquidity Risk

The following tables summarize for each period presented, the remaining contractual maturities of our financial liabilities and lease commitments:

	December 31, 2012
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€6,253	€6,474	€2,190	€4,284	€—
Trade payables	50,340	50,340	50,340	—	—
Other current liabilities	15,541	15,541	15,541	—	—
Operating lease arrangements	—	33,538	7,281	22,571	3,686

Total	€72,134	€105,893	€75,352	€26,855	€3,686

	December 31, 2013
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€11,316	€11,316	€5,197	€6,119	€—
Trade payables	75,889	75,889	75,889	—	—
Other current liabilities	35,224	35,224	35,224	—	—
Operating lease arrangements	—	61,180	9,870	34,091	17,219

Total	€122,429	€183,609	€126,180	€40,210	€17,219

	December 31, 2014
	Carrying value	Contractual cash flows	Less than 1 year	1 to 5 years	5 years +
	(in thousands of euros)
Financial liabilities	€12,174	€12,446	€7,412	€3,834	€1,200
Trade payables	135,557	135,557	135,557	—	—
Other current liabilities	63,719	63,719	63,719	—	—
Operating lease arrangements	—	65,342	13,293	47,413	4,636

Total	€211,450	€277,064	€219,981	€51,247	€5,836

Note 5—Breakdown of Revenue and Non-Current Assets by Geographical Areas

The Company operates in the following three geographical markets:

•	Americas: North and South Americas,

•	EMEA: Europe, Middle-East and Africa, and

•	Asia-Pacific.

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

	Americas	EMEA	Asia-Pacific	Total
	(in thousands of euros)
December 31, 2012	€67,787	€172,499	€31,569	€271,855
December 31, 2013	123,004	237,801	83,155	443,960
December 31, 2014	228,773	366,404	149,904	745,081

Revenue generated in France amounted to €49.3 million, €59.9 million and €87.0 million for the periods ended December 31, 2012, 2013 and 2014 respectively.

Revenue generated in other significant countries where we operate is presented in the following table:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
America
United States	€53,126	€91,589	€178,975
EMEA
Germany	41,144	55,410	79,574
United Kingdom	35,357	43,866	68,092
Asia Pacific
Japan	23,435	67,901	116,709

In 2012, 2013, and 2014, our largest client represented 5.2%, 5.1% and 2.9%, respectively, of our consolidated revenue.

Other Information

For each reported period, non-current assets (corresponding to the net book value of tangible and intangible assets) are presented in the table below. The geographical information results from the locations of legal entities.

	Holding	Americas	Of which: United States	Europe	Asia- Pacific	Of which: Japan	Total
	(in thousands of euros)
As of December 31, 2012	€8,259	€3,868	€3,855	€592	€2,568	€2,495	€15,287
As of December 31, 2013	18,015	7,807	7,793	1,943	3,575	3,479	31,340
As of December 31, 2014	26,702	11,653	11,351	6,240	8,992	4,899	53,587

Note 6—Nature of Expenses Allocated by Function

Nature of Expenses Allocated to Cost of Revenue

	Year Ended December 31,
	2012	2013	2014
	(In thousands of euros)
Traffic acquisition costs	€(157,707)	€(264,952)	€(441,427)
Other cost of revenue	(12,662)	(21,956)	(36,150)

Hosting cost	(6,872)	(12,177)	(18,683)
Depreciation and amortization	(3,648)	(7,846)	(16,176)
Data acquisition costs	(1,817)	(1,557)	(452)
Other	(325)	(376)	(839)

Total cost of revenue	€(170,369)	€(286,908)	€(477,577)

Nature of Expenses Allocated to Research and Development

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Personnel expenses	€(9,033)	€(23,829)	€(30,215)

Personnel expenses excluding share-based payment and research tax credit	(10,981)	(23,716)	(31,256)
Share-based payment	(429)	(2,049)	(2,776)
Research tax credit	2,377	1,936	3,817
Other cash operating expenses	(4,917)	(7,511)	(11,221)

Subcontracting and other headcount related costs	(1,950)	(3,835)	(6,196)
Rent and facilities costs	(2,372)	(3,338)	(4,346)
Consulting and professional fees	(407)	(305)	(577)
Marketing costs	(72)	(27)	(73)
Other	(116)	(6)	(29)
Other non-cash operating expenses	(335)	(835)	(3,857)

Depreciation and amortization	(166)	(915)	(3,731)
Net change in other provisions	(169)	80	(126)

Total research and development expenses	€(14,285)	€(32,175)	€(45,293)

Nature of Expenses Allocated to Sales and Operations

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Personnel expenses	€(39,078)	€(51,011)	€(90,178)

Personnel expenses excluding share-based payment	(37,278)	(48,210)	(80,911)
Share-based payment	(1,800)	(2,801)	(9,267)
Other cash operating expenses	(17,313)	(29,908)	(39,264)

Subcontracting and other headcount related costs	(5,365)	(9,292)	(13,091)
Rent and facilities costs	(6,153)	(6,609)	(11,825)
Marketing costs	(3,191)	(3,217)	(7,120)
Other	(2,604)	(10,790)	(7,228)
Other non-cash operating expenses	(1,656)	(1,897)	(3,951)

Depreciation and amortization	(847)	(1,792)	(2,762)
Net change in allowance for doubtful accounts	(809)	(105)	(1,012)
Net change in other provisions	—	—	(177)

Total sales and operations expenses	€(58,047)	€(82,816)	€(133,393)

Nature of Expenses Allocated to General and Administrative

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Personnel expenses	€(9,842)	€(15,092)	€(22,417)

Personnel expenses excluding share-based payment	(8,515)	(13,066)	(19,682)
Share-based payment	(1,327)	(2,026)	(2,735)
Other cash operating expenses	(10,071)	(15,398)	(25,205)

Subcontracting and other headcount related costs	(3,373)	(7,519)	(13,158)
Rent and facilities costs	(1,540)	(2,437)	(3,566)
Consulting and professional fees	(4,911)	(4,900)	(7,610)
Other	(247)	(542)	(871)
Other non-cash operating expenses	(295)	(897)	(1,166)

Depreciation and amortization	(107)	(566)	(863)
Net change in allowance for doubtful accounts	—	—	—
Net change in other provisions	(188)	(331)	(303)

Total general and administrative expenses	€(20,208)	€(31,387)	€(48,788)

Note 7—Allocation of Personnel Expenses

Allocation of Personnel Expenses By Function

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Research and development	€(9,033)	€(23,829)	€(30,215)
Sales and operations	(39,078)	(51,011)	(90,178)
General and administrative	(9,842)	(15,092)	(22,417)

Total personnel expenses	€(57,953)	€(89,932)	€(142,810)

Allocation of Personnel Expenses by Nature

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Wages and salaries	€(44,069)	€(62,429)	€(97,060)
Severance pay	(140)	(842)	(1,861)
Social charges	(12,140)	(17,442)	(29,263)
Other social expenses	(425)	(1,407)	(2,394)
Acquisition-related deferred price consideration	—	(2,363)	(716)
Share-based payment	(3,556)	(6,876)	(14,778)
Profit sharing	—	(509)	(553)
Research tax credit (classified as a reduction of R&D expenses)	2,377	1,936	3,815

Total personnel expenses	€(57,953)	€(89,932)	€(142,810)

Note 8—Share-Based Compensation

Share Options Plans and Employee Warrants Grants (BSPCE)

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and to implement share options plans as follows:

•	Issuance of 2,112,000 BSPCE, authorized at the General Meeting of Shareholders on October 24, 2008, making available up to 2,112,000 BSPCE until April 24, 2010 (“Plan 1”);

•	Issuance of 1,472,800 BSPCE, authorized at the General Meeting of Shareholders on April 16, 2009, making available up to 1,472,800 BSPCE until October 16, 2010 (“Plan 2”);

•	1,584,000 Share Options, authorized at the General Meeting of Shareholders on September 9, 2009, making available up to 1,584,000 share options until November 8, 2012. This Plan has been amended at the General Meeting of Shareholders on November 16, 2010, making available up to 2,700,000 share options or BSPCE (“Plan 3”);

•	Issuance of 361,118 BSPCE, granted to Criteo co-founders at the General Meeting of Shareholders on April 23, 2010 (“Plan 4”);

•	2,800,000 BSPCE or Share Options, authorized at the General Meeting of Shareholders on November 18, 2011, making available up to 2,800,000 share options or BSPCE (“Plan 5”);

•	1,654,290 BSPCE or Share Options, authorized at the General Meeting of Shareholders on September 14, 2012, making available up to 1,654,290 share options or BSPCE (“Plan 6”).

•	6,627,237 BSPCE or Share Options, authorized at the General Meeting of Shareholders on August 2, 2013, making available up to 6,627,237 share options or BSPCE (“Plan 7”).

•	9,935,710 Share Options, authorized at the General Meeting of Shareholders on June 18, 2014, making available up to 9,935,710 share options (“Plan 8”).

Plans 1 and 2

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one third (1/3) of the BSPCE on the first anniversary of the date of grant;

•	up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the date of grant, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Upon exercise of the BSPCE, we offer beneficiaries settlement of the BSPCE in newly issued ordinary shares of the Parent.

Parent shares were not traded on a stock exchange at the date of grant. Consequently exercise prices were determined by reference to the latest capital increase as of the date of grant, unless the Board of Directors decided otherwise.

Details of BSPCE Plans 1 and 2

	Plan 1		Plan 2
Date of grant (Board of Directors)	Oct 24, 2008	Jan 20, 2009	May 7, 2009	July 7, 2009	Jan 20, 2010	March 11, 2010	May 20, 2010	July 7, 2010	Sept 14, 2010
Vesting period	3 years (non-linear)		3 years (non-linear)
Plan expiration date	Oct 24, 2018	Jan 20, 2019	May 7, 2019	July 7, 2019	Jan 20, 2020	March 11, 2020	May 20, 2020	July 7, 2020	Sept 14, 2020
Number of BSPCE granted	227,040	411,840	462,000	264,000	237,600	33,840	82,800	74,800	25,200
Share entitlement per BSPCE	1	1	1	1	1	1	1	1	1
Exercise price	€0.45	€0.45	€0.70	€0.70	€0.70	€0.70	€2.10	€2.10	€2.10

Valuation method used	Black and Scholes
Grant date share fair value	€0.20	€0.20	€0.20	€0.20	€0.70	€0.70	€0.70	€0.70	€0.70
Expected volatility(1)	53.0%	54.8%	55.6%	55.7%	55.5%	55.2%	55.5%	55.3%	55.4%
Average life of BSPCE	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	4.10%	3.56%	3.66%	3.68%	3.52%	3.44%	3.03%	2.98%	2.74%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per BSPCE	€0.10	€0.10	€0.08	€0.08	€0.45	€0.45	€0.28	€0.28	€0.28

(1)	Based on similar listed entities.
(2)	Based on Obligation Assimilables du Trésor, i.e. French government bonds with a ten-year maturity (“TEC 10 OAT floating-rate bonds”).

Change in Number of BSPCE Outstanding

	Year Ended December 31,
Number of BSPCE	2012	2013	2014
Balance at beginning of period	2,912,442	1,161,377	1,134,737

Granted during the period	—	—	—
Forfeited during the period	(1,200)	—	—
Exercised during the period	(2,400)	(26,640)	(930,660)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(1,747,465)	—	—

Balance at end of period	1,161,377	1,134,737	204,077

Breakdown of the Closing Balance

	Year Ended December 31,
	2012		2013		2014
Number of BSPCE	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSPCE with exercise price of €0.45	263,120	263,120	263,120	263,120	86,700	86,700
BSPCE with exercise price of €0.70	783,777	761,156	757,137	757,137	46,577	46,577
BSPCE with exercise price of €2.10	114,480	90,960	114,480	114,480	70,800	70,800

Total	1,161,377	1,115,236	1,134,737	1,134,737	204,077	204,077

Weighted average remaining contractual life (in years)	6.6		5.6		4.6

Plan 3

According to the initial plan adopted by the Parent’s General Meeting of Shareholders on September 9, 2009, the Board of Directors was authorized to grant up to 1,584,000 share options with the following vesting schedule:

•	up to one third (1/3) of the options on the first anniversary of the date of grant;

•	up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the date of grant, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

The initial plan was amended by the Parent’s General Meeting of Shareholders on November 16, 2010. According to such amended plan, the Board of Directors was authorized to grant up to 2,700,000 BSPCE or share options until May 16, 2012 (BSPCE) and January 16, 2014 (share options) respectively. On June 28, 2011 the shareholders’ meeting extended the authorization to issue the above-mentioned BSPCE until December 28, 2012.

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

Details of BSPCE / Share Option

	Plan 3
Date of grant (Board of Directors)	Sept 9, 2009	Nov 17, 2009	Jan 20, 2010	March 11, 2010	May 20, 2010	July 7, 2010	July 7, 2010	Sept 14, 2010	Sept 14, 2010
Vesting period	3 years (non-linear)
Plan expiration date	Sept 9, 2019	Nov 17, 2019	Jan 20, 2020	March 11, 2020	May 20, 2020	July 7, 2020	July 7, 2020	Sept 14, 2020	Sept 14, 2020
Number of options granted	670,560	77,520	79,680	332,400	63,600	210,000	3,600	57,000	64,200
Type : Share Option (S.O.) / BSPCE	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.	S.O.
Share entitlement per option	1	1	1	1	1	1	1	1	1
Exercise price	€0.20	€0.70	€0.70	€0.70	€2.10	€0.70	€2.10	€0.70	€2.10

Valuation method used	Black and Scholes
Grant date share fair-value	€0.20	€0.20	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70
Expected volatility(1)	55.7%	55.7%	55.5%	55.2%	55.5%	55.3%	55.3%	55.4%	55.4%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.59%	3.58%	3.52%	3.44%	3.03%	2.98%	2.98%	2.74%	2.74%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€0.13	€0.08	€0.45	€0.45	€0.28	€0.43	€0.28	€0.43	€0.28

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

	Plan 3—Amended—Part 1
Date of grant (Board of Directors)	Nov 16, 2010	Nov 16, 2010	Nov 16, 2010	Jan 11, 2011	Jan 11, 2011	Jan 11, 2011	Mar 16, 2011	Mar 16, 2011	Mar 16, 2011
Vesting period	4 years (non-linear)
Plan expiration date	Nov 16, 2020	Nov 16, 2020	Nov 16, 2020	Jan 11, 2021	Jan 11, 2021	Jan 11, 2021	Mar 16, 2021	Mar 16, 2021	Mar 16, 2021
Number of options granted	72,600	31,200	64,800	66,000	2,400	158,400	102,240	165,600	195,840
Type : Share Option (S.O.) / BSPCE	S.O.	S.O.	BSPCE	S.O.	S.O.	BSPCE	S.O.	S.O.	BSPCE
Share entitlement per option	1	1	1	1	1	1	1	1	1
Exercise price	€0.70	€2.10	€2.10	€0.70	€2.10	€2.10	€0.70	€2.10	€2.10

Valuation method used	Black and Scholes
Grant date share fair-value	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70	€0.70
Expected volatility(1)	55.0%	55.0%	55.0%	57.8%	57.8%	57.8%	55.1%	55.1%	55.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.00%	3.00%	3.00%	3.35%	3.35%	3.35%	3.49%	3.49%	3.49%
Expected dividends	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€0.43	€0.28	€0.28	€0.45	€0.30	€0.30	€0.45	€0.28	€0.28

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

	Plan 3—Amended—Part 2
Date of grant (Board of Directors)	April 7, 2011		May 18, 2011	May 18, 2011	June 28, 2011	June 28, 2011	Sept 21, 2011	Sept 21, 2011
Vesting period	4 years (non-linear)
Plan expiration date	April 7, 2021		May 18, 2021	May 18, 2021	June 28, 2021	June 28, 2021	Sept 21, 2021	Sept 21, 2021
Number of options granted	960,000		339,600	124,800	140,700	17,400	227,800	62,000
Type : Share Option (S.O.) / BSPCE	S.O.		S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE
Share entitlement per option	1		1	1	1	1	1	1
Exercise price	€0.70		€2.98	€2.98	€5.95	€5.95	€5.95	€5.95

Valuation method used	Black and Scholes
Grant date share fair-value	€0.70		€4.98	€4.98	€4.98	€4.98	€4.98	€4.98
Expected volatility(1)	55.0%		54.7%	54.7%	54.1%	54.1%	53.5%	53.5%
Average life of option	8 years		8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.76%		3.69%	3.69%	3.38%	3.38%	2.62%	2.62%
Expected dividends	—		—	—	—	—	—	—
Performance conditions	YES	(A)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€0.45		€3.63	€3.63	€2.88	€2.88	€2.80	€2.80

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.
(A)	Options subject to performance condition: Among the 960,000 share options granted in April 7, 2011, 180,000 are subjected to performance conditions based on revenue excluding traffic acquisition costs targets that were met in 2012.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2012	2013	2014
Balance at beginning of period	8,467,928	2,718,153	2,333,763

Granted during the period	—	—	—
Forfeited during the period	(414,004)	(63,692)	(82,439)
Exercised during the period	(255,015)	(320,698)	(1,315,733)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(5,080,756)	—	—

Balance at end of period	2,718,153	2,333,763	935,591

Breakdown of the Closing Balance

	Year Ended December 31,
	2012		2013		2014
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options with exercise price of €0.20	266,991	266,991	266,991	266,991	63,000	63,000
Share Options with exercise price of €0.70	1,372,322	650,570	1,075,280	763,055	406,305	404,678
Share Options / BSPCE with exercise price of €2.10	496,740	255,717	450,392	342,955	188,959	187,632
Share Options / BSPCE with exercise price of €2.98	253,200	94,950	244,800	153,000	133,602	112,077
Share Options / BSPCE with exercise price of €5.95	328,900	110,712	296,300	171,788	143,725	116,013

Total	2,718,153	1,378,940	2,333,763	1,697,789	935,591	883,399

Weighted average remaining contractual life (in years)	8.0		7.0		6.0

Plan 4

This plan has been exclusively granted to our co-founders by the Parent’s shareholders. The granted BSPCE can be exercised immediately, without vesting period, and, at the latest by April 23, 2020.

Upon exercise of the BSPCE, we offer beneficiaries settlement of the BSPCE in newly issued ordinary shares of the Parent company.

Parent shares were not traded on a stock exchange at the date of grant. Consequently exercise prices were determined by reference to the latest capital increase at the date of grant, which was €2.10.

Details of BSPCE

Plan 4
Date of grant (Board of Directors)	April 23, 2010
Vesting period	None
Plan expiration date	April 23, 2020
Number of options granted	361,118
Type: Share Option (S.O.) / BSPCE	BSPCE
Share entitlement per option	1 ordinary share
Exercise price	€ 2.10

Valuation method used	Black and Scholes
Grant date share fair value	€ 2.10
Expected volatility(1)	55.2%
Average life of option	8 years
Discount rate(2)	3.4%
Expected dividends	—
Performance conditions	N/A
Fair value per option	€ 1.33

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

Change in Number of BSPCE

	Year Ended December 31,
Number of BSPCE	2012	2013	2014
Balance at beginning of period	902,796	361,118	361,118

Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	—	(273,559)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(541,678)	—	—

Balance at end of period	361,118	361,118	87,559

Breakdown of the Closing Balance

	Year Ended December 31,
	2012		2013		2014
Number of BSPCE	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSPCE with exercise price of €2.10	361,118	361,118	361,118	361,118	87,559	87,559

Total	361,118	361,118	361,118	361,118	87,559	87,559

Weighted average remaining contractual life (in years)	7.3		6.3		5.3

Plan 5

On November 18, 2011, the Parent’s General Meeting of Shareholders authorized the Board of Directors to grant up to 2,800,000 share options or BSPCE until January 18, 2015 and May 18, 2013 respectively. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options or BSPCE in newly issued ordinary shares of the Parent.

The vesting schedule attached to all the grants pursuant to Plan 5 is as follows:

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

Details of BSPCE / Share Option

	Plan 5
Date of grant (Board of Directors)	Nov 18, 2011	Nov 18, 2011	Jan 26, 2012	Jan 26, 2012	Mar 20, 2012	Mar 20, 2012	April 30, 2012	April 30, 2012	May 22, 2012	May 22, 2012
Vesting period	4 years (non-linear)
Plan expiration date	Nov 18, 2021	Nov 18, 2021	Jan 26, 2022	Jan 26, 2022	Mar 20, 2022	Mar 20, 2022	April 30, 2022	April 30, 2022	May 22, 2022	May 22, 2022
Number of options granted	155,400	1,200	163,600	36,000	115,600	528,446	460,568	582,547	31,600	152,800
Type: Share Option (S.O.) / BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE	S.O.	BSPCE
Share entitlement per option	1	1	1	1	1	1	1	1	1	1
Exercise price	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95	€5.95

Valuation method used	Black and Scholes
Grant date share Fair value	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98	€4.98
Expected volatility(1)	52.9%	52.9%	52.5%	52.5%	52.2%	52.2%	52.5%	52.5%	52.1%	52.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.53%	3.53%	3.16%	3.16%	2.86%	2.86%	2.99%	2.99%	2.79%	2.79%
Expected dividends	—	—	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€2.85	€2.85	€2.80	€2.80	€2.75	€2.75	€2.78	€2.78	€2.75	€2.75

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

Change in number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE	2012	2013	2014
Balance at beginning of period	391,000	2,087,162	1,929,299

Granted during the period	2,071,162	—	—
Forfeited during the period	(140,400)	(83,581)	(407,222)
Exercised during the period	—	(74,282)	(337,352)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(234,600)	—	—

Balance at end of period	2,087,162	1,929,299	1,184,725

Breakdown of the closing balance

	Year Ended December 31,
	2012		2013		2014
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options / BSPCE with exercise price of €5.95	2,087,162	16,000	1,929,299	721,031	1,184,725	730,371

Total	2,087,162	16,000	1,929,299	721,031	1,184,725	730,371

Weighted average remaining contractual life (in years)	9.3		8.3		7.3

Plan 6

According to this plan adopted by the Parent’s General Meeting of Shareholders on September 14, 2012, the Board of Directors is authorized to grant up to 1,654,290 share options or BSPCE, until November 14, 2015 and March 14, 2014, respectively. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options or BSPCE in newly issued ordinary shares of the Parent.

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

On February 7, 2013, the Board of Directors of the Parent granted 114,720 share options and 181,040 BSPCE, free of any performance conditions with the following vesting schedule:

•	For 82,720 share options and 151,040 BSPCE

•	up to one fourth (1/4) of the BSPCE/share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

•	For 30,000 BSPCE

•	up to four tenths (4/10) of the BSPCE at the expiration of a twenty four (24) months period from the date of grant;

•	up to one twentieth (1/20) at the expiration of each quarter following the initial twenty four (24) months period, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

•	For 32,000 share options

•	up to one fourth (1/4) of the share options at the expiration of a twelve (12) months period from December 1, 2012;

•	up to one sixteenth (1/16) at the expiration of each quarter following the initial twelve (12) months period, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

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

Details of BSPCE / Share Options

	Plan 6
Date of grant (Board of Directors)	Oct 25, 2012	Oct 25, 2012	Oct 25, 2012	Feb 7, 2013	Feb 7, 2013	Feb 7, 2013	April 18, 2013	April 18, 2013
Vesting period	4 years (non-linear)		12 months(3)	4 years (non-linear)		5 years (non-linear)	4 years (non-linear)
Plan expiration date	Oct 25, 2022	Oct 25, 2022	Oct 25, 2022	Feb 7, 2023	Feb 7, 2023	Feb 7, 2023	April 18, 2023	April 18, 2023
Number of options granted	75,400	116,240	257,688	151,040	114,720	30,000	54,200	523,920
Type: Share Option (S.O.) / BSPCE	S.O.	BSPCE	BSPCE	BSPCE	S.O.	BSPCE	BSPCE	S.O.
Share entitlement per option	1	1	1	1	1	1	1	1
Exercise price	€8.28	€8.28	€8.28	€9.65	€9.65	€9.65	€10.43	€10.43

Valuation method used	Black and Scholes
Grant date share fair value	€6.43	€6.43	€6.43	€5.45	€5.45	€5.45	€5.83	€5.83
Expected volatility(1)	50.2%	50.2%	50.2%	49.6%	49.6%	49.6%	50.1%	50.1%
Average life of option	8 years	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	2.20%	2.20%	2.20%	2.27%	2.27%	2.27%	1.80%	1.80%
Expected dividends	—	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€3.28	€3.28	€3.28	€5.45	€5.45	€5.45	€5.83	€5.83

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate Bonds.
(3)	On October 25, 2012, the Board of Directors of the Parent also granted a total of 257,688 BSPCE to our co-founders. The conditions of exercise of these BSPCE are linked to a future liquidity event or a transfer of control of the Company, and the number of options that can be exercised are determined by the event’s date which cannot occur after March 31, 2014. Based on the assumptions known as at December 31, 2012, we determined that the compensation expense would be recognized over a one-year period. This assumption was confirmed in 2013.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2012	2013	2014
Balance at beginning of period	—	447,889	1,204,248

Granted during the period	1,123,324	873,880	—
Forfeited during the period	(3,600)	(103,671)	(42,928)
Exercised during the period	—	(13,850)	(271,520)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(671,835)	—	—

Balance at end of period	447,889	1,204,248	889,800

Breakdown of the Closing Balance

	Year Ended December 31,
	2012		2013		2014
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options / BSPCE with exercise price of €8.28	447,889	—	381,648	287,928	168,492	109,972
Share Options / BSCE with exercise price of €9.65	—	—	284,040		242,808	93,431
Share Options / BSPCE with exercise price of €10.43	—	—	538,560		478,500	159,375

Total	447,889	—	1,204,248	287,928	889,800	362,778

Weighted average remaining contractual life (in years)	9.8		9.1		8.1

Plan 7

According to this plan adopted by the Parent’s shareholders’ General Meeting on August 2, 2013 the Board of Directors is authorized to grant up to 6,627,237 share options or BSPCE, until August 2016 (share options) and October 2013 (BSPCE). The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option or BSPCE, we offer optionees/beneficiaries settlement of the options or BSPCE in newly issued ordinary shares of the Parent.

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

On January 29, 2014, March 4, 2014 and April 23, 2014, the Board of Directors of the Parent granted 354,560 share options, 210,560 shares options and 184,210 shares options respectively, free of any performance conditions with the following vesting schedule:

•	up to one fourth (1/4) of the share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Since the initial public offering of the Parent company, exercise prices are determined by reference to the closing Parent share price the day before the date of the grant if higher than a floor value of 95% of the average of the closing Parent share price for the last 20 trading days.

Details of BSPCE / Share Options

Date of grant (Board of Directors)	Sept 3, 2013	Sept 3, 2013	Dec 4, 2013	Jan 29, 2014	Mar 4, 2014	April 23, 2014
Vesting period	4 years (non-linear)		4 years (linear)		4 years (non-linear)
Plan expiration date	Sept 3, 2023	Sept 3, 2023	Dec 4, 2023	Jan 29, 2024	Mar 4, 2024	April 23, 2024
Number of options granted	330,160	1,001,704	236,180	354,560	210,560	184,210
Type: Share Option (S.O.) / BSPCE	BSPCE	S.O	S.O	S.O	S.O	S.O
Share entitlement per option	1	1	1	1	1	1
Exercise price	€12.08	€12.08	€25.48	€25.91	€38.81	€26.93

Valuation method used	Black and Scholes
Grant date share fair-value	€12.08	€12.08	€25.48	€25.91	€38.81	€26.93
Expected volatility(1)	50.1%	50.1%	50.1%	44.5%	44.5%	44.2%
Average life of option	8 years	8 years	8 years	6 years	6 years	6 years
Discount rate(2)	2.31%	2.31%	2.40%	1.33%	1.20%	1.91%
Expected dividends	—	—	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A	N/A	N/A
Fair value per option	€6.85	€6.85	€14.53	€11.34	€16.90	€12.00

(1)	Based on the share price of similar listed entities and the share price of Criteo subsequent to October 2013 .
(2)	TEC 10 OAT floating-rate Bonds until March 2014, then risk free rate six years for France.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2012	2013	2014
Balance at beginning of period	—	—	1,555,144

Granted during the period	—	1,565,584	749,330
Forfeited during the period	—	(10,440)	(440,320)
Exercised during the period	—	—	(47,019)
Expired during the period	—	—	—

Balance at end of period	—	1,555,144	1,817,135

Breakdown of the Closing Balance

	Year Ended December 31,
	2012		2013		2014
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options / BSPCE with exercise price of €12.08	—	—	1,318,964	—	1,178,395	337,690
Share Options / BSCE with exercise price of €25.48	—	—	236,180	—	228,380	57,095
Share Options / BSCE with exercise price of €25.91	—	—	—	—	52,560	—
Share Options / BSCE with exercise price of €26.93	—	—	—	—	174,340	—
Share Options / BSCE with exercise price of €38.81	—	—	—	—	183,460	—

Total	—	—	1,555,444	—	1,817,135	394,785

Weighted average remaining contractual life (in years)	—		9.7		8.9

Plan 8

According to this plan adopted by the Parent’s shareholders’ General Meeting on June 18, 2014, the Board of Directors is authorized to grant up to 9,935,710 share options, until August 2017. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

Upon exercise of the share option, we offer optionees/beneficiaries settlement of the options in newly issued ordinary shares of the Parent.

On July 30, 2014, October 29, 2014 and December 4, 2014, the Board of Directors of the Parent granted 1,712,044 share options, 520,340 shares options and 38,430 shares options respectively, free of any performance conditions excluding for 20,000 shares granted on October 29, 2014, with the following vesting schedule:

•	up to one fourth (1/4) of the share options on the first anniversary of the date of grant;

•	up to one-sixteenth (1/16) at the expiration of each quarter following the first anniversary of the date of grant, and this during thirty-six (36) months thereafter; and

•	at the latest within ten (10) years from the date of grant.

Details of BSPCE / Share Options

	Plan 8
Date of grant (Board of Directors)	July 30, 2014	Oct. 29, 2014	Oct. 29, 2014	Dec. 4, 2014
Vesting period	4 years (non-linear)
Plan expiration date	July 30, 2024	Oct 29, 2024	Oct 29, 2024	Dec 4, 2024
Number of options granted	1,709,004	500,340	20,000	38,430
Type: Share Option (S.O.) / BSPCE	S.O.	S.O.	S.O.	S.O.
Share entitlement per option	1	1	1	1
Exercise price	€22.95	€24.28	€24.28	€31.49

Valuation method used	Black and Scholes
Grant date share fair-value	€22.50	€24.28	€24.28	€31.49
Expected volatility(1)	44.5%	43.1%	43.1%	41.5%
Average life of option	6 years	6 years	6 years	6 years
Discount rate(2)	0.71%	0.57%	0.57%	0.43%
Expected dividends	—	—	—	—
Performance conditions	N/A	N/A	Yes (3)	N/A
Fair value per option	€9.47	€10.02	€10.02	€12.49

(1)	Based on the share price of similar listed entities and the share price of Criteo subsequent to October 2013.
(2)	Risk free rate six years for France.
(3)	The performance conditions are linked to the revenue ex-traffic acquisition costs over 3 years.

Change in Number of BSPCE / Share Options Outstanding

	Year Ended December 31,
Number of BSPCE / Share Options	2012	2013	2014
Balance at beginning of period	—	—	—

Granted during the period	—	—	2,267,774
Forfeited during the period	—	—	(30,820)
Exercised during the period	—	—	—
Expired during the period	—	—	—

Balance at end of period	—	—	2,236,954

Breakdown of the Closing Balance

	Year Ended December 31,
	2012		2013		2014
Number of BSPCE / Share Options	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
Share Options / BSPCE with exercise price of €22.95	—	—	—	—	1,678,984	—
Share Options / BSCE with exercise price of €24.28	—	—	—	—	520,340	—
Share Options / BSCE with exercise price of €31.49	—	—	—	—	37,630	—

Total	—	—	—	—	2,236,954	—

Weighted average remaining contractual life (in years)	—		—		9.6

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

Upon exercise of the non-employee warrants, we offer settlement of the warrants in newly issued ordinary shares of the Parent.

Parent shares were not traded on a stock exchange at the date of grant. As a consequence, the exercise price was determined by reference to the latest capital increase as of the date of grant.

Plan B

On March 11, 2010, shareholders of the Parent decided to grant 277,200 non-employee warrants, possibly subject to performance conditions and the following vesting schedule:

•	up to one third (1/3) of the non-employee warrants on the first anniversary of the date of grant;

•	then up to one twelfth (1/12) at the expiration of each quarter following the first anniversary of the beginning of the vesting period, and this during twenty-four (24) months thereafter; and

•	at the latest within ten (10) years as from the date of grant.

Upon exercise of the non-employee warrants, we offer settlement of the warrants in newly issued ordinary shares of the Parent.

This plan is divided into three tranches whose features are listed below:

	Tranche 1	Tranche 2	Tranche 3
Number of options granted	158,400	79,200	39,600
Performance conditions	N/A	—Monthly gross margin in Germany ≥ €750 thousand —Manager Full- Time	—FY 2010 gross margin in Germany ≥ €5,300 thousand
Beginning of vesting Period	Jan 1, 2010	May 1, 2010	Jan 1, 2010

All the performance conditions were achieved during the period ended December 31, 2010.

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

Upon exercise of the non-employee warrants, we offer optionees settlement of the warrants in newly issued ordinary shares of the Parent.

Parent shares were not traded on a stock exchange at the date of grant. Consequently, the Board of Directors determined the exercise price by reference to the latest capital increase, which occurred on April 16, 2009.

Plan D

According to this plan adopted by the Parent’s shareholders’ General Meeting on September 14, 2012, the Board of Directors was authorized to grant up to 120,000 non-employee warrants until March 14, 2014. The Board of Directors is also entitled to determine the terms and conditions for each grant, including the vesting schedule and the exercise price.

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

On February 7, 2013 and on March 6, 2013, the Board of Directors of the Parent granted 20,400 and 51,000 non-employee warrants, respectively to optionees (not member of the advisory board) according to the vesting schedule as indicated directly above.

Details of Non-Employee Warrants

	Non-Employee Warrant Plan A	Non-Employee Warrant Plan B			Non-Employee Warrant Plan C
Date of grant (Board of Directors)	Nov 17, 2009	March 11, 2010	March 11, 2010	March 11, 2010	Nov 16, 2010	June 28, 2011	Sept 21, 2011
Vesting period	2 years-linear	3 years (non-linear)			2 years-linear
Plan expiration date	Nov 17, 2019	March 11, 2020	March 11, 2020	March 11, 2020	Nov 16, 2020	June 28, 2021	Sept 21, 2021
Number of warrants granted	231,792	158,400	79,200	39,600	96,000	24,000	72,000
Share entitlement per warrant	1	1	1	1	1	1	1
Share warrant price	€0.02	€0.11	€0.09	€0.07	€0.04	0.30	€0.30
Exercise price	€0.70	€0.70	0.70	€0.70	0.70	€5.95	€5.95

Valuation method used	Black and Scholes
Grant date share fair value	0.20	€0.70	€0.70	€0.70	€0.70	€4.98	€4.98
Expected volatility(1)	55.7%	55.2%	55.2%	55.2%	55.0%	54.1%	53.5%
Average life of warrant	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Discount rate(2)	3.58%	3.44%	3.44%	3.44%	3.00%	3.38%	2.62%
Expected dividends	—	—	—	—	—	—	—
Performance conditions	N/A	N/A	YES	YES	N/A	N/A	N/A
Fair value per warrant	€0.05	€0.33	€0.35	0.38	€0.40	€2.58	€2.50

(1)	Based on similar listed entities.
(2)	TEC 10 OAT floating-rate bonds.

	Plan D
Date of grant (Board of Directors)	Oct 25, 2012	Oct 25, 2012	Feb 7, 2013	Mar 6, 2013
Vesting period	2 years	2 years	2 years	2 years
	(linear)	(non-linear)	(linear)	(linear)
Plan expiration date	Oct 25, 2022	Oct 25, 2022	Feb 7, 2023	Mar 6, 2023
Number of warrants granted	33,984	20,400	20,400	51,000
Share entitlement per warrant	1	1	1	1
Stock warrant price	€0.43	€0.43	€0.48	€0.48
Exercise price	€8.28	€8.28	€9.65	€9.65

Valuation method used	Black and Scholes
Grant date stock fair-value	€6.43	€6.43	€9.65	€9.65
Expected volatility(1)	50.20%	50.20%	50.00%	50.00%
Average life of warrant	8 years	8 years	8 years	8 years
Discount rate(2)	2.20%	2.20%	2.27%	2.13%
Expected dividends	—	—	—	—
Performance conditions	N/A	N/A	N/A	N/A
Fair value per warrant	€2.85	€2.85	€4.98	€4.98

(1)	Based on similar listed entity
(2)	TEC 10 OAT floating-rate Bonds until March 2014, then risk free rate 6 years for France

Change in Number of Non-Employee Warrants

	As of December 31,
Number of Non-Employee Warrants	2012	2013	2014
Balance at beginning of period	995,250	472,164	542,148

Granted during the period	78,384	71,400	5,040
Forfeited during the period	—	(1,416)	(2,000)
Exercised during the period	(4,320)	—	(345,780)
Expired during the period	—	—	—
Effect of the 2-for-5 reverse share split that occurred on August 20, 2013	(597,150)	—	—

Balance at end of period	472,164	542,148	199,408

Breakdown of the Closing Balance

	As of December 31,
	2012			2013			2014
Non-Employee Warrants	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable	Remaining Contractual Life (Years)
Plan B—Non-employee warrants with exercise price of €0.70	254,100	254,100	7.1	254,100	254,100	6.1	—	—	—
Plan C—Non-employee warrants with exercise price of €0.70	67,680	67,680	7.8	67,680	67,680	6.9	24,000	24,000	5.9
Plan C—Non-employee warrants with exercise price of €5.95	96,000	60,000	8.7	96,000	60,000	7.7	48,000	48,000	6.7
Plan D—Non-employee warrants with exercise price of €8.28	54,384	9,632	9.8	52,968	16,314	8.8	52,968	35,376	7.8
Plan D—Non-employee warrants with exercise price of €9.65	—	—	—	71,400	27,200	9.2	71,400	47,600	8.2

Total	472,164	391,412	—	542,148	425,294	—	199,408	155,609	—

Reconciliation with the Consolidated Statement of Income

	Year Ended December 31,
	2012				2013				2014
	R&D	S&O	G&A	Total	R&D	S&O	G&A	Total	R&D	S&O	G&A	Total
	(in thousands of euros)
Free shares	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—

Share options / BSPCE	(429)	(1,800)	(1,142)	(3,371)	(2,049)	(2,801)	(1,567)	(6,417)	(2,777)	(9,264)	(2,638)	(14,678)

Plans 1 and 2	(3)	(12)	(1)	(16)	—	—	—	—	—	—	—	—
Plans 3 and 3 amended	(166)	(542)	(177)	(885)	(65)	(232)	(85)	(382)	26	11	(27)	10
Plan 4	—	—	—	—	—	—	—	—	—	—	—	—
Plan 5	(177)	(1,203)	(868)	(2,248)	(456)	(129)	(696)	(1,281)	(162)	(101)	(194)	(456)
Plan 6	(83)	(43)	(96)	(222)	(1,140)	(1,294)	(531)	(2,965)	(381)	(1,024)	(33)	(1,438)
Plan 7	—	—	—	—	(388)	(1,146)	(255)	(1,789)	(1,205)	(6,404)	(855)	(8,464)
Plan 8	—	—	—	—	—	—	—	—	(1,054)	(1,746)	(1,528)	(4,329)

Non-employee warrants	—	—	(185)	(185)	—	—	(459)	(459)	—	—	(99)	(99)

Plan A	—	—	—	—	—	—	—	—	—	—	—	—
Plan B	—	—	(9)	(9)	—	—	—	—	—	—	—	—
Plan C	—	—	(130)	(130)	—	—	(91)	(91)	—	—	—	—
Plan D	—	—	(46)	(46)	—	—	(368)	(368)	—	—	(99)	(99)

Total	€(429)	€(1,800)	€(1,327)	€(3,556)	€(2,049)	€(2,801)	€(2,026)	€(6,876)	€(2,777)	€(9,267)	€(2,735)	€(14,778)

Note	9—Financial Income and Expenses

The Consolidated Statements of Income line item “Financial income (expense)” can be broken down as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Financial income from cash equivalents	€204	€620	€1,440
Interest on debt	(58)	(342)	(439)
Foreign exchange gain (loss)	(1,755)	(7,127)	9,821
Financial expenses on foreign exchange options	—	—	(2,210)
Other financial expense	50	(19)	(25)

Total financial income (expense)	€(1,559)	€(6,868)	€8,587

The significant foreign exchange gain for the period ended December 31, 2014 consists of a €8.9 million gain resulting from the translation of USD 90 million of proceeds from our initial public offering completed on October 29, 2013 into euros at the foreign exchange closing rate, partially offset by the impact (including options premium) of the related hedging instruments (€2.2 million).

The significant foreign exchange loss for the period ended December 31, 2013 consisted primarily of exchange differences arising on the settlement or translation into functional currency of monetary statement of financial position items labeled in euros of foreign subsidiaries that have a currency different from the euro. Criteo K.K. (Japan), Criteo Corp. (USA) and Criteo do Brasil (Brazil) are the primary contributors especially due to translation of their payable balances in euros. At end of December 2014, the main positions bearing a risk of foreign currency are centralized at the Parent level and hedged.

Note 10—Income Taxes

Breakdown of Income Taxes

The Consolidated Statements of Income line item “Income taxes” can be broken down as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Current tax	€(6,337)	€(6,110)	€(17,260)
Deferred tax	(219)	3,697	4,007

Income taxes	€(6,556)	€(2,413)	€(13,253)

As mentioned in Note 3 (Principles and Accounting Methods), the French Research Tax Credit is not included in the line item “Income taxes” but deducted from “Research and development expenses” (see Note 7 (Allocation of Personnel Expenses)). French business tax, CVAE, is included in the current tax balance for an amount of €969,000, €1,156,000 and €1,860,000 for the years ended December 31, 2012, 2013 and 2014 respectively.

Reconciliation between the Effective and Nominal Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 34.43%:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Income before taxes	€7,387	€3,806	€48,617
Theoretical group tax rate	33.33%	33.33%	34.43%

Nominal tax expense	€(2,462)	€(1,269)	€(16,739)

Increase / decrease in tax expense arising from*:
Research tax credit	€792	€707	€1,314
Share-based compensation accounting expense	(1,185)	(2,292)	(5,088)
Share-based compensation tax deduction (UK and US)(1)	—	398	7,665
Other permanent differences(2)	(1,731)	(1,004)	(1,688)
Non recognition of deferred tax assets related to tax losses and temporary differences(3)	(5,894)	(3,573)	(2,673)
Utilization or recognition of previously unrecognized tax losses(4)	569	1,790	208
French CVAE included in income taxes	(969)	(1,156)	(1,860)
Special tax deductions(5)	4,608	3,703	6,773
Effect of different tax rates	112	381	(768)
Other differences	(396)	(98)	(397)

Effective tax expense	€(6,556)	€(2,413)	€(13,253)

Effective tax rate:	88.8%	63.4%	27.3%

*	Increases and decreases in tax expense are presented applying the theoretical group tax rate to the concerned tax bases. The impact resulting from the differences between local tax rates and the group theoretical rate is shown in the “effect of different tax rates”.
(1)

While in most countries stock-based compensation doesn’t give rise to any tax effect either when granted or when exercised, it can lead to a tax deduction in the United States and in the United Kingdom upon exercise (UK) and other conditions (US). During 2014 the tax deduction generated in the United States and United Kingdom has been significant in connection with the significant number of options exercised during the period.
(2)	For the period ended December 31, 2012, the significant balance of permanent differences is mainly affected by the tax option we elected for regarding our Brazilian subsidiary, Criteo do Brasil LTDA. Under this tax option reserved to Brazilian companies with revenues less than B$ (Brazilian Real) 48 million, the income tax rates apply to presumptive profits. As of December 2013, the option has been changed, and the Brazilian subsidiary is taxed on effective profits.
(3)	For 2012, unrecognized deferred tax assets were mainly related to the tax losses of Criteo Corp. (United States). For 2013, unrecognized deferred tax assets mainly correspond to the 2013 tax losses of Criteo do Brasil (Brazil). For 2014, unrecognized deferred tax assets mainly relate to Criteo Ltd, Criteo Singapore Pte. Ltd Criteo do Brasil and Criteo Advertising (Beijing) Co. Ltd tax losses.
(4)	The 2013 balance includes the recognition of a portion of Criteo Corp. and Criteo Ltd prior years tax losses. 2014 balance exclusively relates to Criteo Pty.
(5)	Special tax deductions refer to the application of a reduced income tax rate for technology royalties income invoiced by the Parent to its subsidiaries.

Deferred Tax Assets and Liabilities

The following table shows the changes in the major sources of deferred tax assets and liabilities:

	Defined Benefit Obligation	Tax Losses	Tangible & Intangible Assets	Other	Limitation of Deferred Tax Assets	Deferred Tax Net Position
Balance at January 1, 2012	55	5,245	(92)	2,372	(6,342)	1,238

Recognized in profit or loss	39	5,038	(352)	(245)	(4,699)	(219)
Recognized in other comprehensive income	100	—	—	—	(55)	45
Currency translation adjustments	—	(266)	10	(39)	242	(53)

Balance at December 31, 2012	€194	€10,017	€(434)	€2,088	€(10,854)	€1,011

Recognized in profit or loss	118	5,648	(737)	2,054	(3,386)	3,697
Recognized in other comprehensive income	16	—	—	33	(27)	22
Change in consolidation scope	—	—	(371)	—	—	(371)
Currency translation adjustments	—	(641)	47	(337)	755	(176)

Balance at December 31, 2013	€328	€15,024	€(1,495)	€3,838	€(13,512)	€4,183

Recognized in profit or loss	160	1,265	1,957	792	(167)	4,007
Recognized in other comprehensive income	(133)	—	—	5,028	(4,953)	(58)
Change in consolidation scope	31	1,054	(2,563)	241	(1,170)	(2,407)
Currency translation adjustments	2	1,987	(106)	242	(1,683)	442

Balance at December 31, 2014	€388	€19,330	€(2,207)	€10,141	€(21,485)	€6,167

As at December 31, 2012, 2013 and 2014, unrecognized deferred tax assets amounted to €10.9 million, €13.5 million and €21.5 million, respectively. These amounts are mainly attributable to unrecognized Criteo Corp. accumulated tax losses, (€8.3 million, €10.0 million and € 11.4 million respectively), Criteo Do Brasil LTDA temporary differences (€1.8 million at the end of 2013 and €2.1 million at the end of 2014) and Criteo Ltd temporary differences (€6.1 million in 2014, of which €5.1 million concern the total potential tax deduction relating to stock-options).

The main changes that occurred in 2014 relate to the recognition of deferred tax assets for another portion of Criteo Corp. tax losses in connection with the three-year tax plan (a €2.2 million deferred tax income recognized in the consolidated statement of income) and the recognition of deferred tax liabilities relating to intangibles acquired in connection with the Tedemis acquisition (€2.4 million).

Current tax assets

The total amount of €2.9 million corresponds to prepayments of income taxes mainly made by Criteo Corp. and Criteo DO Brasil LTDA.

Note 11—Categories of Financial Assets and Financial Liabilities

Financial Assets

The following schedules disclose our financial assets categories for the presented periods:

	As of December 31, 2012
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€6,924	€6,924	€—	€6,924
Trade receivables, net of allowances	60,685	60,685	—	60,685
Other current assets	8,080	8,080	—	8,080
Cash and cash equivalents	43,262	—	43,262	43,262

Total	€118,951	€75,689	€43,262	€118,951

(1)	Fair value through profit or loss.

	As of December 31, 2013
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€7,627	€7,627	€—	€7,627
Trade receivables, net of allowances	87,643	87,643	—	87,643
Other current assets	13,466	12,878	588	13,466
Cash and cash equivalents	234,343	—	234,343	234,343

Total	€343,079	€108,148	€234,931	€343,079

(1)	Fair value through profit or loss

	As of December 31, 2014
	Carrying value	Loans and receivables	Assets designated at FVTPL(1)	Fair value
	(In thousands of euros)
Non-current financial assets	€9,494	€9,494	€—	€9,494
Trade receivables, net of allowances	158,633	158,633	—	158,633
Other current assets	21,022	21,022	—	21,021
Cash and cash equivalents	289,784	—	289,784	289,784

Total	€478,933	€189,149	€289,784	€478,932

(1)	Fair value through profit or loss.

Financial Liabilities

The following schedules disclose our financial liabilities categories for the presented periods:

	As of December 31, 2012
	Carrying amount	Amortized cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	6,253	6,253	—	6,253
Trade payables	50,340	50,340	—	50,340
Other current liabilities	15,541	15,541	—	15,541

Total	72,134	72,134	—	72,134

(1)	Fair value through profit or loss.

	As of December 31, 2013
	Carrying amount	Amortized cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	11,316	11,213	103	11,316
Trade payables	75,889	75,889	—	75,889
Other current liabilities	35,224	35,224	—	35,224

Total	122,429	122,326	103	122,429

(1)	Fair value through profit or loss.

	As of December 31, 2014
	Carrying amount	Amortized cost	Liabilities designated at FVTPL(1)	Fair value
	(in thousands of euros)
Financial liabilities	12,174	11,562	612	12,174
Trade payables	135,557	135,557	—	135,557
Other current liabilities	63,719	63,719	—	63,719

Total	211,450	210,838	612	211,450

(1)	Fair value through profit or loss.

Note 12—Goodwill

Goodwill
(in thousands of euros)
Net book value at January 1, 2013	€—

Additions to goodwill	4,100
Disposal of goodwill	—
Currency translation adjustment	91
Impairment expense	—

Net book value at December 31, 2013	4,191
Additions to goodwill	18,458
Disposal of goodwill	—
Currency translation adjustment	295
Impairment expense	—

Net book value at December 31, 2014	22,944

On April 7, 2014, we acquired all the outstanding shares of AdQuantic, a bidding technology company headquartered in Paris. The total consideration paid for the acquisition was €3.0 million paid in cash at the acquisition date. Consequently, as of December 31, 2014, further to the purchase price allocation, goodwill has been recognized for €2.8 million corresponding to the workforce and know-how acquired. Acquisition costs amounting to €0.1 million were fully expensed as incurred.

On February 19, 2014, we acquired all the outstanding shares of Tedemis, a leading provider of real-time personalized e-mail marketing solutions that help advertisers turn web visitors into customers. The total consideration paid for the acquisition was €21.0 million composed as follows: €17.0 million paid in cash at the acquisition date and €4.0 million as deferred consideration, contingent upon certain milestones over a 2 year period. As of December 31, 2014, further to the purchase price allocation the following assets have been identified: technology for €2.8 million, cookie pool for €4.6 million and related deferred taxes for €2.3 million. Residual goodwill has been valued at €15.6 million. Acquisition costs were fully expensed as incurred for a total amount of €0.4 million (of which €0.1 million was incurred during the period ended December 31, 2013).

On July 11, 2013, Criteo completed the acquisition of all the outstanding shares of Ad-X Limited (“Ad-X”), an English mobile analytics and attribution technology company that allows businesses to track, monitor and create reports with respect to online display advertising campaign performance on mobile devices and applications. The total consideration paid for the acquisition was €9.1 million (£7.9 million) (based on the exchange rate of €1.1591 for £1.00 as of July 11, 2013), composed as follows: €5.5 million (£4.7 million) paid in cash at the acquisition date, €0.3 million (£0.3 million) paid by installments to one of the sellers with no condition of continued employment, considered as part of the initial purchase price, €3.3 million (£2.9 million) paid by installments at anniversary dates to the sellers unless their employment terminates, considered as post-acquisition compensation expenses. As of December 31, 2013, further to the purchase price allocation the following assets have been identified: customer relationships for €0.7 million (£0.6 million), technology for €1.1 million (£0.9 million), deferred taxes for €0.4 million (£0.3 million). Residual goodwill has been valued at €4.2 million (£3.5 million). Post-combination remuneration expenses of €2.4 million were recorded and are presented as R&D personnel expenses. Acquisition costs amounting to €0.4 million (£0.3 million) were fully expensed as incurred.

Identified intangibles assets are amortized and an impairment test will be performed on the goodwill annually.

Note 13—Intangible Assets

Changes in net book value during the presented periods are summarized below:

	Software	Other Intangible Assets	Technology & Customer relationships	Total
		(in thousands of euros)
Net book value at January 1, 2012	€300	—	—	€300

Additions to intangible assets	65	674	—	739
Disposal of intangible assets	—	—	—	—
Amortization expense	(318)	—	—	(318)

Net book value at December 31, 2012	47	674	—	721

Gross value at end of period	653	674	—	1,327
Accumulated depreciation and impairment at end of period	(606)	—	—	(606)

Net book value at January 1, 2013	47	674	—	721

Additions to intangible assets	5,793	3	—	5,796
Disposal of intangible assets	—	—	—	—
Amortization expense	(1,335)	—	(350)	(1,685)
Change in consolidation scope	—	—	1,760	1,760
Currency translation adjustments	(1)	—	33	32
Other	674	(674)	—	—

Net book value at December 31, 2013	5,178	3	1,443	6,624

Gross value at end of period	7,117	3	1,799	8,919
Accumulated depreciation and impairment at end of period	(1,939)	—	(356)	(2,295)

Net book value at January 1, 2014	5,178	3	1,443	6,624

Additions to intangible assets	2,055	280	—	2,335
Disposal of intangible assets	—	(6)	—	(6)
Amortization expense	(3,033)	—	(2,916)	(5,949)
Change in consolidation scope	17	6	7,450	7,473
Currency translation adjustments	1	—	82	83
Other	—	—	—	—

Net book value at December 31, 2014	4,218	283	6,059	10,560

Gross value at end of period	9,191	283	9,331	18,805
Accumulated depreciation and impairment at end of period	€(4,973)	€—	(3,272)	€(8,245)

Additions to intangible assets consist mainly of an upgrade of our production software licenses and Tedemis identified intangibles (technology and cookie pool) further to the purchase price allocation (classified under “Change in consolidation scope”).

Note 14—Property, Plant and Equipment

Changes in net book value during the presented periods are summarized below:

	Fixtures and Fittings	Furniture and Equipment	Total
	(in thousands of euros)
Net book value at January 1, 2012	€253	€5,594	€5,847

Additions to tangible assets	1,191	12,154	13,345
Disposal of tangible assets	(1)	(36)	(37)
Depreciation expense	(284)	(4,166)	(4,450)
Finance lease	—	232	232
Currency translation adjustments	(15)	(356)	(371)

Net book value at December 31, 2012	1,144	13,422	14,566

Gross value at end of period	1,332	20,328	21,660
Accumulated depreciation and impairment at end of period	(188)	(6,906)	(7,094)

Net book value at January 1, 2013	1,144	13,422	14,566

Additions to tangible assets	302	20,066	20,368
Disposal of tangible assets	(5)	(130)	(135)
Depreciation expense	(434)	(9,001)	(9,435)
Finance lease	—	409	409
Currency translation adjustments	(40)	(1,017)	(1,057)
Other	192	(192)	—

Net book value at December 31, 2013	1,159	23,557	24,716

Gross value at end of period	1,705	38,920	40,625
Accumulated depreciation and impairment at end of period	(546)	(15,363)	(15,909)

Net book value at January 1, 2014	1,159	23,557	24,716

Additions to tangible assets	1,464	32,875	34,339
Disposal of tangible assets	(61)	(96)	(157)
Depreciation expense	(598)	(16,987)	(17,585)
Finance lease	—	92	92
Change in consolidation scope	26	36	62
Currency translation adjustments	48	1,512	1,560
Other	22	(22)	—

Net book value at December 31, 2014	2,060	40,967	43,027

Gross value at end of period	3,012	71,132	74,144
Accumulated depreciation and impairment at end of period	€(952)	€(30,165)	€(31,117)

The increase in property plant and equipment (gross book value and accumulated depreciation) mainly includes servers equipment in the French, the United States, Japanese and Singaporean subsidiaries where the Company’s data centers are located.

Note 15—Non-Current Financial Assets

Non-current financial assets are mainly composed of (i) an interest-bearing bank deposit amounting to €5.6 million, which is pledged to the benefit of a bank in order to secure the first-demand bank guarantee in connection with our headquarters premises, (ii) guarantee deposits for office rentals and (iii) bank deposits resulting from drawings on our loan agreements with Bpifrance Financement (French Public investment bank).

Note 16—Trade Receivables

The following table shows the breakdown in trade receivables net book value for the presented periods:

	As of December 31,
	2012	2013	2014
	(in thousands of euros)
Trade accounts receivable	€59,666	€86,813	€157,598
Invoices to be issued	2,003	2,663	4,272

Gross value at end of period	61,669	89,476	161,870

(Less) allowance for doubtful accounts	(984)	(1,833)	(3,237)

Net book value at end of period	€60,685	€87,643	€158,633

Changes in allowance for doubtful accounts are summarized below:

	As of December 31,
	2012	2013	2014
	(in thousands of euros)
Balance at beginning of period	€(178)	€(984)	€(1,833)

Allowance for doubtful accounts	(809)	(980)	(1,695)
Reversal of provision	—	261	686
Change in consolidation scope	—	(126)	(326)
Currency translation adjustment	3	(4)	(69)

Balance at end of period	€(984)	€(1,833)	€(3,237)

Note 17—Other Current Assets

The following table shows the breakdown in other current assets net book value for the presented periods:

	As of December 31,
	2012	2013	2014
	(in thousands of euros)
Prepayments to suppliers	€183	€476	€546
Employee-related receivables	11	33	10
Taxes receivables	6,536	10,771	16,101
Other debtors	42	—	1,051
Prepaid expenses	1,308	1,598	3,313
Financial instruments	—	588	—

Gross book value at end of period	8,080	13,466	21,021

(Less) allowance for doubtful accounts	—	—	—

Net book value at end of period	€8,080	€13,466	€21,021

Taxes receivables are primarily composed of VAT receivables and research tax credit receivables. Prepaid expenses mainly consist in office rental advance payments.

Note 18—Cash and Cash Equivalents

Consolidated Statement of Financial Position

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	As of December 31,
	2012	2013	2014
	(in thousands of euros)
Money market funds	€—	€—	€129,073
Interest-bearing bank deposits	22,616	17,993	20,559
Cash	20,646	216,350	140,152

Cash and cash equivalents	€43,262	€234,343	€289,784

The short-term investments include investments in money market funds and interest–bearing bank deposits which meet IAS 7 criteria for classification as cash-equivalents: short-term, highly liquid investments, for which the risks of changes in value are considered to be insignificant.

Consolidated Statement of Cash Flows

Net cash and cash equivalents at end of the reporting period, as presented in the Consolidated Statements of Cash Flows can be reconciled with the related items in the Consolidated Statements of Financial Position, as follows:

	As of December 31,
	2012	2013	2014
	(in thousands of euros)
Cash and cash equivalents	€43,262	€234,343	€289,784
Less bank overdrafts	—	(1)	—

Net cash and cash equivalents	€43,262	€234,342	€289,784

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

On March 21, 2014, in the context of our secondary equity offering, the Parent’s share capital was increased by a nominal amount of €13,125 as a result of the issuance of 525,000 ordinary shares with a nominal value of €0.025 each, at the price per share of $45.00 (share premium included), for an aggregate subscription amount (share premium included) of $23.6 million before deduction of underwriters fees. Based on the exchange rate of €0.726 for $1 as of March 21, 2014, the total subscription amounted to €17.2 million (before deduction of underwriters fees).

Issued Capital

As of December 31, 2014, the Parent’s share capital was composed of 60,902,695 ordinary shares, each with a nominal value of €0.025, i.e. a total amount of €1.5 million.

The series of preferred shares existing as of December 31, 2012 were convertible upon the occurrence of certain liquidity events (e.g. an initial public offering) into ordinary shares on a 1:1 basis, with the exception of the Series D preferred shares whose conversion ratio could be adjusted depending on the initial public offering price of our ordinary shares. In the context of our Initial Public Offering in October 2013, the conversion conditions were met and all preferred shares (Series A, B, C and D) have been converted into ordinary shares on a 1:1 basis.

Change in Number of Shares

(Number of Shares)	Ordinary Shares	Preferred shares Series A	Preferred shares Series B	Preferred shares Series C	Preferred shares Series D	Total
Balance at January 1, 2012	12,507,729	8,619,907	18,403,915	4,668,977	—	44,200,528

Issue of shares under capital increase in cash(1)	—	—	—	—	2,660,753	2,660,753
Issues of share under share option plans(2)	261,736	—	—	—	—	261,736

Balance at December 31, 2012	12,769,465	8,619,907	18,403,915	4,668,977	2,660,753	47,123,017

(1)	Adopted by Criteo S.A. Ordinary and Extraordinary Meeting of Shareholders of September 14, 2012.
(2)	Corresponding share capital increase as of December 31, 2012 to be approved by the Board of Directors.

(Number of Shares)	Ordinary Shares	Preferred shares Series A	Preferred shares Series B	Preferred shares Series C	Preferred shares Series D	Total
Balance at January 1, 2013	12,769,465	8,619,907	18,403,915	4,668,977	2,660,753	47,123,017

Issue of shares under capital increase in cash(1)	9,294,967	—	—	—	—	9,294,967
Issues of share under share option plans(2)	438,086	—	—	—	—	438,086
Conversion into ordinary shares(3)	34,353,552	(8,619,907)	(18,403,915)	(4,668,977)	(2,660,753)	—

Balance at December 31, 2013	56,856,070	—	—	—	—	56,856,070

(1)	Adopted by Criteo S.A. General Meeting of Shareholders on August 2, 2013 and approved by the Board of Directors on November 5, 2013
(2)	Adopted by the Board of Directors on February 7, 2013, April18, 2013, September 3, 2013 and December 4, 2013 and Criteo S.A. General Meeting of Shareholders on August 2, 2013.
(3)	Adopted by Criteo S.A. General Meeting of Shareholders on August 2, 2013.

(Number of Shares)	Ordinary Shares	Preferred shares Series A	Preferred shares Series B	Preferred shares Series C	Preferred shares Series D	Total
Balance at January 1, 2014	56,856,070	—	—	—	—	56,856,070

Issue of shares under capital increase in cash(1)	525,000	—	—	—	—	525,000
Issues of share under share option plans(2)	3,521,625	—	—	—	—	3,521,625

Balance at December 31, 2014	60,902,695	—	—	—	—	60,902,695

(1)	Adopted by Criteo S.A. General Meeting of Shareholders on June 18, 2014 and approved by the Board of Directors on March 21, 2014
(2)	Adopted by the Board of Directors on January 29, 2014, March 4, 2014, April 23, 2014, July 30, 2014 and December 4, 2014.

Reconciliation between the Equity and the Cash Effects of Capital Increases

As of December 31, 2014
(in thousands of euros)
Total net proceeds	€16,380
Follow-on expenses	(1,138)
Exercise of stock-options	8,628

Total cash effect of capital increase	€23,870
Income tax impact	286

Total impact on equity	€24,156

Note 20—Earnings Per Share

Basic Earnings Per Share

We calculate basic earnings per share by dividing the net income for the period attributable to shareholders of the Parent by the weighted average number of shares outstanding. Preferred shares had the same rights on the result for the period and dividends as ordinary shares for purposes of calculating earnings per share. As a result, all outstanding ordinary and preferred shares have been taken into consideration for purposes of calculating basic earnings per share. Basic earnings per share have been computed to give effect to the 2-for-5 reverse share split of Parent’s share capital as approved by Criteo S.A. General Meeting of Shareholders on August 2, 2013 and effective as of August 20, 2013.

	Year Ended December 31,
	2012	2013	2014
Net income attributable to shareholders of Criteo S.A.	€981	€1,065	€34,354
Weighted average number of shares outstanding	45,143,188	48,692,148	58,928,563

Basic earnings per share	€0.022	€0.022	€0.583

Diluted Earnings Per Share

We calculate diluted earnings per share by dividing the net income attributable to shareholders of the Parent by the weighted average number of shares outstanding plus any potentially dilutive shares not yet issued from share-based compensation plans (see note 8). As noted in note 19, preferred shares have been converted into ordinary shares according to a 1:1 conversion ratio in the context of the Initial Public Offering which occurred in October 2013 and there are no more preferred shares outstanding as of December 2014. Consequently all potential dilutive effect from shares is considered.

For each period presented, a contract to issue a certain number of shares (i.e. share option, share warrant or BSPCE contracts) is assessed as potentially dilutive, if it is “in the money” (i.e., the exercise or settlement price is inferior to the average market price). As of December 31, 2012, since the Parent shares were not traded on a stock exchange, the market price was determined based on Parent ordinary share’s fair value assumptions described in note 8, i.e. €6.43 for 2012. From 2013, the closing share price has been taken into account for the calculation.

Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

Diluted earnings per share have been computed to give effect to the 2-for-5 reverse share split of Parent’s share capital as approved by Criteo S.A. General Meeting of Shareholders on August 2, 2013 and effective as of August 20, 2013.

	Year Ended December 31,
	2012	2013	2014
	(euros in thousands)
Net income attributable to shareholders of Criteo S.A.	€981	€1,065	€34,354
Weighted average number of shares outstanding used to determine basic earnings per share	45,143,188	48,692,148	58,928,563
Dilutive effect of :
Share awards	—	—	—
Share options and BSPCE	3,157,780	6,025,689	3,563,347
Share warrants	286,698	456,928	153,806

Weighted average number of shares outstanding used to determine diluted earnings per share	48,586,666	55,174,764	62,645,716

Diluted earnings per share	€0.020	€0.019	€0.548

Note 21—Employee Benefits

Defined Benefit Plans

According to the French law and the Syntec Collective Agreement, French employees are entitled to compensation paid on retirement.

The following table summarizes the changes in the defined benefit obligation (DBO):

	Year Ended December 31,
	2012	2013	2014
	(euros in thousands)
Defined benefit obligation present value—beginning of period	€165	€582	€925
Service cost	110	281	371
Finance cost	8	15	25
Actuarial losses (gains)	299	47	(386)
Change in consolidation scope	—	—	90

Defined benefit obligation present value—end of period	€582	€925	€1,025

The reconciliation of the changes in the present value of Defined Benefit Obligation with the Consolidated Statements of Income for the presented periods is illustrated in the following table:

	Year Ended December 31,
	2012	2013	2014
	(euros in thousands)
Service cost	€(110)	€(281)	€(371)
Finance cost	(8)	(15)	(25)
Actuarial losses	(299)	(47)	386

Total defined benefits plan expenses	(417)	(343)	(10)

Of which:
Other comprehensive loss	(299)	(47)	386
Research and development expenses	—	(109)	(126)
Sales and operations expenses	—	(105)	(142)
General and administrative expenses	(110)	(67)	(103)
Financial expense	(8)	(15)	(25)

The main assumptions used for the purposes of the actuarial valuations are listed below:

	As of December 31,
	2012	2013	2014
Discount rate (Corp AA)	2.7%	3.2%	1.5%
Expected rate of salary increase	5.0%	5.0%	5.0%
Expected rate of social charges	40.0%	44.0%	44.0% – 47.6%
Expected staff turnover	0 – 10%	0 – 10%	0 – 15%
Estimated retirement age	65 years old	65 years old	65 years old
Life table	INSEE – 2003-2005	INSEE – 2003-2005	INSEE – 2007-2009

Defined Contribution Plans

The total expense recognized in the Consolidated Statements of Income represents contributions payable to these plans by us at specified rates.

	Year Ended December 31,
	2012	2013	2014
	(euros in thousands)
Defined contributions plans included in personnel expenses	€(1,706)	€(3,129)	€(4,917)

Note 22—Financial Liabilities

The changes in current and non-current financial liabilities during the period ended December 31, 2014 are illustrated in the following schedule:

	As of December 31, 2013	New borrowings	Repayments	Change in scope	Other(1)	Currency translation adjustment	As of December 31, 2014
	(In thousands of euros)
Borrowings	€5,911	€3,014	€—	€—	€(4,771)	€1	€4,155
Financial liabilities relating to finance leases	208	—	—	—	(187)	—	21
Other financial liabilities	—	—	—	—	157	—	157

Non-current portion	6,119	3,014	—	—	(4,801)	1	4,333

Borrowings	4,704	1,229	(4,643)	723	4,479	103	6,595
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities relating to finance leases	212	—	(259)	—	279	—	232
Other financial liabilities	177	386	(181)	—	20	—	402
Bank overdrafts	1	—	—	—	—	—	—
Financial derivatives	103	—	—	—	509	—	612

Current portion	5,197	1,615	(5,083)	723	5,287	103	7,841

Borrowings	10,615	4,243	(4,643)	—	431	104	10,750
Financial liabilities relating to finance leases	420	—	(259)	—	92	—	253
Other financial liabilities	177	—	—	—	177	—	559
Bank overdrafts	1	—	—	—	—	—	—
Financial derivatives	103	—	—	—	509	—	612

Total	€11,316	€4,243	€(4,902)	€723	€1,209	€104	€12,174

(1)	Includes reclassification from non-current to current portion based on maturity of the financial liabilities.

We are party to several loan agreements and Revolving Credit Facilities (RCF) with third-party financial institutions. Main loans and RCF agreements are presented in the table below:

Nature	Nominal/ Authorized Amounts (in thousands)	Amount drawn (RCF only) (in thousands)	Interest rate	Settlement date
Central loan agreements
CEPAL Loans
August 27, 2012	€2,500	N/A	Fixed : 2.65%	September 5, 2015
September 28, 2012	€1,100	N/A	Fixed : 2.50%	November 5, 2015
LCL Loans
December 28, 2012	€2,500	N/A	Fixed : 2.40%	December 28, 2015
June 7, 2013	€8,000	N/A	Fixed : 2.30%	June 7, 2016
BPI Loan
February 20, 2014	€3,000	N/A	Fixed : 2.09%	May 31, 2021
Central RCF
BPI RCF
February 20, 2014	€3,000	€50	Floating rate : EURIBOR 3M + 0.7%	February 28, 2017
China RCF
HSBC RCF
October 3, 2014	RMB 15,000	RMB 10,000	Floating rate +10%	October 3, 2015

The combined outstanding principal and interest for each Caisse d’Epargne et de Prévoyance d’Auvergne et du Limousin (CEPAL) loan are payable in equal monthly installments based upon the applicable date of such loan. Each CEPAL loan matures in 2015. At December 31, 2014, there was €1.0 million outstanding on the CEPAL loans.

The combined outstanding principal and interest Le Credit Lyonnais (LCL) loan is payable in equal monthly installments and matures in December 2015 and June 2016. At December 31, 2014, there was €4.9 million outstanding on the LCL loans.

In February 2014, we entered into two agreements with Bpifrance Financement (French Public Investment Bank) to support our development.

•	The first agreement is a fixed rate seven-year term loan for €3.0 million. This amount will be amortized quarterly after a two-year grace period.

•	The second agreement is a three-year Revolving Credit Facility for a maximum amount of €3.0 million in the first year, and decreasing by €1.0 million in each subsequent year. The interest rate is Euribor 3 months plus a 0.70% margin. A 0.30% commitment fee is due on a quarterly basis depending on the amount used. At December 31, 2014, €50 thousand has been drawn.

In October 2014, we entered into a revolving loan facility with HSBC to support the development of our Chinese subsidiary for a total amount of RMB15.0 million (€1.8 million). Interest is determined at a rate equal to the benchmark lending rate effective on the loan drawdown date promulgated by the People’s Bank of China with a 10% mark up and payable when the loan matures. At December 31, 2014, RMB10 million (€1.3 million) have been drawn.

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

The following tables show the net financial debt maturity and allocation by currency.

Net Financial Debt Maturity

	Carrying Value	Maturity
		2015	2016	2017	2018	2019+
		(in thousands of euros)
Borrowings	€10,750	€6,595	€1,993	€599	€551	€1,012
Financial liabilities relating to finance leases	253	232	21	—	—	—
Other financial liabilities	559	402	157	—	—	—
Bank overdrafts	—	—	—	—	—	—
Financial derivatives	612	612	—	—	—	—

Financial liabilities	12,174	7,841	2,171	599	551	1,012

Cash and cash equivalents	(289,784)	(289,784)	—	—	—	—

Net financial debt	€(277,610)	€(281,943)	€2,171	€599	€551	€1,012

Net Financial Debt by Currency

	Carrying Value		Currency
		EUR	GBP	USD	CNY	JPY	KRW	Other
		(in thousands of euros)
Borrowings	€10,750	€9,423	€—	€—	€1,327	€—	€—	€—
Financial liabilities relating to finance leases	253	253	—	—	—	—	—	—
Other financial liabilities	559	559	—	—	—	—	—	—
Bank overdrafts	—	—	—	—	—	—	—	—
Financial derivatives	612	612	—	—	—	—	—	—

Financial liabilities	12,174	10,847	—	—	1,327	—	—	—

Cash and cash equivalents	(289,784)	(168,655)	(6,279)	(89,856)	(609)	(7,627)	(2,181)	(14,577)

Net financial debt	€(277,610)	€(157,808)	€(6,279)	€(89,856)	€718	€(7,627)	€(2,181)	€(14,577)

Note 24—Provisions

Provisions are mainly related to:

(i)	Tax contingency: in 2011 we underwent a tax inspection covering the fiscal years 2008 and 2009. At the end of 2011, we received a tax assessment notice for which a provision has been recognized for €0.5 million. Further to another tax inspection in 2013, no significant reassessment was received. The provision has been maintained as of December 31, 2013 and 2014.

(ii)	Other provisions: litigations for which the provision represents the management’s best estimate of the future outflow.

Note 25—Other Current Liabilities

Other current liabilities are presented in the following table:

	As of December 31,
	2012	2013	2014
	(in thousands of euros)
Client prepayments	€876	€2,414	€3,362
Employee-related payables	8,701	14,340	25,815
Taxes payable	5,299	13,069	23,721
Accounts payable relating to capital expenditures	599	4,995	10,376
Other creditors	61	406	86
Deferred revenues	5	—	359

Total	€15,541	€35,224	€63,719

Note 26—Commitments

Operating Lease Arrangements

Future payment obligations under non-cancellable operating leases for each presented period are listed below:

	Less than 1 year	1 to 5 years	5 years +	Total
	(in thousands of euros)
Minimum property rental payments at December 31, 2012	7,281	22,571	3,686	33,538
Minimum property rental payments at December 31, 2013	9,870	34,091	17,219	61,180
Minimum property rental payments at December 31, 2014	13,293	47,413	4,636	65,342

Operating Lease Expenses

The corresponding amounts expensed during the reported periods are as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Property rental expenses	€(5,515)	€(8,923)	€(14,154)

Revolving Credit Facilities, Credit Lines Facilities and Bank Overdrafts

As mentioned in Note 22, we are party to two Revolving Credit Facilities with BPI France and HSBC which allow us to draw up to €3.5 million at end of December 2014.

We are also party to short-term credit lines and overdraft facilities with HSBC plc, LCL and Credit Industriel et Commercial, or CIC. We are authorized to draw up to an aggregate maximum amount of €9.4 million under these short-term credit lines and overdraft facilities. As of December 31, 2014, we had not drawn on any of these facilities. Any loans or overdraft under these short-term facilities bear interest based on the Euribor 1 month or Euribor 3 months. As these facilities are exclusively short term credit and overdrafts facilities, our banks have the ability to terminate such facilities on short notice. All of these short-term facilities are unsecured and contain customary events of default but do not contain any affirmative, financial or negative covenants.

Note 27—Related Parties

The Executive Officers as of December 31, 2014 are:

•	Jean-Baptiste Rudelle—Chairman of the Board, Chief Executive Officer and Co-Founder

•	Romain Niccoli—Chief Technology Officer and Co-Founder

•	Benoit Fouilland—Chief Financial Officer

•	Eric Eichmann—Chief Operating Officer

Total compensation for the Executive Officers, including social contributions, is summarized in the following table:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of euros)
Short-term benefits(1)	€(3,381)	€(3,404)	€(3,125)
Long-term benefits	(4)	(167)	(182)
Share-based compensation	(1,979)	(2,621)	(2,481)

Total	€(5,364)	€(6,192)	€(5,789)

(1)	As of December 31, 2012, the short term benefits included employee and employers’ social contributions. As of December 31, 2013, and December 31, 2014, the employer’s social contributions are not included in the disclosure.

Note 28—Subsequent Events

As of February 17, 2015, we acquired all of the outstanding shares of DataPop, Inc., a Los Angeles-based company specializing in connecting the products in a retailer’s catalog to actual user shopping intent, for cash consideration of $22 million. The impact of the transaction will be reflected in our consolidated financial statements as of March 31, 2015. The determination of the fair value of assets acquired and liabilities assumed will be performed within the twelve months after the acquisition date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Criteo S.A.

/s/ Jean-Baptiste Rudelle
By:	Jean-Baptiste Rudelle

Title:	Chief Executive Officer

Date: March 27, 2015

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (statuts) of the registrant (English translation)	20-F	001-36153	1.1	March 6, 2014

2.1	Form of Deposit Agreement, including the Form of American Depositary Receipt	F-1	333-191223	4.1	October 2, 2013

2.2#	Agreement to Furnish Debt Instruments

4.1	Commercial Lease between Orosdi and the registrant dated January 20, 2012 (English translation)	F-1	333-191223	10.1	October 2, 2013

4.2	Form of Registration Rights Agreement by and among the registrant and certain investors signatory thereto, dated as of August 30, 2013	F-1	333-191223	10.3	October 23, 2013

4.3†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	F-1	333-191223	10.4	October 23, 2013

4.4†	Non-Compete Agreement between the registrant and each of Messrs. Rudelle, Le Ouay and Niccoli	F-1	333-191223	10.5	October 2, 2013

4.5†	Stock Option Plans—2009, 2010, 2011, 2012, 2013 (including forms of Stock Option Grant Agreement and Exercise Notice)	F-1	333-191223	10.6	October 2, 2013

4.6†	Stock Option Plan—2014 (including forms of Stock Option Grant Agreement and Exercise Notice)	S-8	333-197373	99.1	July 11, 2014

4.7#†	Summary of BSA Plan

4.8†	Summary of BSPCE Plan	F-1	333-191223	10.8	September 18, 2013

4.9†	2014 Free Share Plan	S-8	333-197373	99.2	July 11, 2014

4.10†	Form of BSA Grant Document (English translation)	F-1	333-191223	10.10	September 18, 2013

4.11†	Form of BSPCE Grant Document (English translation)	F-1	333-191223	10.11	September 18, 2013

4.12†	Employment Agreement between the registrant and Benoit Fouilland, dated November 18, 2011 (English translation)	F-1	333-191223	10.12	October 2, 2013

4.13†	Employment Agreement between the registrant and Eric Eichmann, effective as of March 2013, and related side letters	20-F	001-36153	1.1	March 6, 2014

4.14#†	Employment Offer Letter between the registrant and Jean-Baptiste Rudelle, effective as of August 1, 2014

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.15#†	Employment Agreement between the registrant and Romain Niccoli, effective as of March 2006, and amendments thereto (English translation)

8.1#	List of subsidiaries of the registrant

12.1#	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2#	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1#	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte & Associés

†	Indicates management contract or compensatory plan.
#	Filed herewith.